 Subject To Amendment, As Filed with the Securities and Exchange Commission on
                                 July 13, 2001

                                                     Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                ---------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------
                                Deere & Company
             (Exact name of registrant as specified in its charter)

            DELAWARE                              3523                            36-2382580
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
 incorporation or organization)       Classification Code Number)           Identification Number)

                                ---------------
                              ONE JOHN DEERE PLACE
                             MOLINE, ILLINOIS 61265
                                 (309) 765-8000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                ---------------
                            MICHAEL A. HARRING, ESQ.
               CORPORATE SECRETARY AND ASSOCIATE GENERAL COUNSEL
                                DEERE & COMPANY
                              ONE JOHN DEERE PLACE
                             MOLINE, ILLINOIS 61265
                                 (309) 765-5799
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                ---------------
                                   COPIES TO:

     David J. Friedman, Esq.                                          Victor H. Boyajian, Esq.
      Skadden, Arps, Slate,                Fred R. Sullivan          Sills Cummis Radin Tischman
       Meagher & Flom LLP          Richton International Corporation    Epstein & Gross, P.A.
        Four Times Square                  767 Fifth Avenue             One Riverfront Plaza
  New York, New York 10036-6522        New York, New York 10153       Newark, New Jersey 07102
         (212) 735-3000                     (212) 751-1445                 (973) 643-5084

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective and the conditions to the consummation of the merger described herein have been satisfied or waived.
                                ---------------
   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [_]
                                ---------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                       Proposed
                                                  Proposed              maximum
  Title of each class of       Amount to   maximum offering price  aggregate offering    Amount of
securities to be registered  be registered       per share               price        registration fee
------------------------------------------------------------------------------------------------------
Common Stock, par value
 $1.00 per share(1)....      3,787,726(2)      Not applicable     $123,443,594.60(3)   $30,860.90(4)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Includes Deere & Company Preferred Stock purchase rights which, until events specified in Deere's Rights Agreement occur, will not be exercisable or evidenced separately from the Deere common stock.
(2) The maximum number of shares of Deere common stock issuable to stockholders of Richton International Corporation upon consummation of the merger of Richton with and into a subsidiary of Deere is based on the exchange ratio of one share of Richton common stock to be exchanged for 1.0948 shares of Deere common stock.
(3) Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act, and calculated pursuant to Rule 457(f) under the Securities Act. Pursuant to Rule 457(f)(1) under the Securities Act, based on the aggregate market value on July 6, 2001 of the shares of Richton common stock expected to be exchanged in connection with the merger and computed by multiplying (A) the average of the high and low sale prices of Richton common stock as reported on the American Stock Exchange on July 6, 2001 ($35.68) and (B) 3,459,742, representing the maximum number of shares of Richton common stock expected to be exchanged in connection with the merger.
(4) Calculated by multiplying the proposed maximum aggregate offering price for all securities to be registered by .000250.
                                ---------------
   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this proxy statement/prospectus is not complete and may be + +changed. We may not sell these securities until the registration statement +
+filed with the Securities and Exchange Commission, of which this proxy        +
+statement/prospectus is a part, is declared effective. This proxy             +
+statement/prospectus is not an offer to sell these securities and it is not + +soliciting an offer to buy these securities in any state where the offer or +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                              [RICHTON LETTERHEAD]

                                        , 2001
                        SPECIAL MEETING OF STOCKHOLDERS

To Our Stockholders:

MERGER PROPOSAL--YOUR VOTE IS IMPORTANT

  We are pleased to invite you to attend a special meeting of the stockholders
of Richton International Corporation to be held on                   , 2001 at
[1:00] p.m. Eastern Time. The meeting will be held at
                               .

  At the meeting, we will ask you to approve the proposed merger of Richton into a subsidiary of Deere & Company. Deere, like Richton, is a public company. Deere's common stock is traded on the New York Stock Exchange under the symbol DE. This document is the proxy statement of Richton for its special meeting of stockholders and the prospectus of Deere for the Deere common stock to be issued in the proposed merger.

  If the proposed merger is approved and completed, Richton will became a wholly owned subsidiary of Deere and the holders of all of the Richton common stock will have the right to elect to receive either $36.1299 in cash or a fraction of a share of Deere common stock for each share of Richton common stock, provided that no more than 49% of the outstanding shares of Richton common stock may be exchanged for cash. The fraction of a share of Deere common stock to be issued for each share of Richton common stock electing to receive Deere common stock will be equal to the greater of:

  . 0.8415 of a share of Deere common stock; or

  . the fraction determined by dividing $36.1299 by the average of the closing sale prices of a share of Deere common stock over the 10 consecutive trading day period ending on the second trading day prior to the effective time of the merger.

  The aggregate consideration to be received by all holders of Richton common stock, based on such 10-day average closing sales price, will not be less than $125 million. We cannot complete the proposed merger unless the Richton stockholders approve the proposed merger and the merger agreement.

  YOUR BOARD OF DIRECTORS APPOINTED A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS TO REVIEW AND NEGOTIATE THE PROPOSED MERGER AND TO CONSIDER STRATEGIC ALTERNATIVES. THE SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL. THE REMAINING DIRECTORS OF RICHTON HAVE JOINED IN THE SPECIAL COMMITTEE'S RECOMMENDATION.

  Fred R. Sullivan, the chief executive officer of Richton and a significant stockholder, and FRS Capital Company, LLC, an entity controlled by Mr. Sullivan, together own 1,434,274 shares of Richton common stock (assuming the exercise of options and a warrant), or approximately 41.5% of the outstanding shares of Richton common stock. Mr. Sullivan and FRS Capital have agreed to vote in favor of the proposed merger.

The accompanying proxy statement/prospectus describes the merger proposal, including:

  . the background of this important merger;

  . your special committee's reasons for recommending the merger;

  . the conditions to completing the merger;

  . risks you should consider in connection with the merger and in connection with your ownership of Deere common stock; and

  . other important information about the merger.

   The proxy statement/prospectus also includes the opinion of Richton's financial advisor, Gleacher & Co. LLC.

   YOUR VOTE IS IMPORTANT. BY USING THE ENCLOSED PROXY CARD TO VOTE YOUR SHARES, YOU WILL ENSURE YOUR REPRESENTATION AT THE SPECIAL MEETING EVEN IF YOU DO NOT ATTEND IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE AS SOON AS POSSIBLE BY SIGNING AND RETURNING THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED. YOUR FAILURE TO RETURN THE PROXY CARD WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE PROPOSALS, UNLESS YOU ATTEND THE MEETING AND VOTE IN PERSON.

                                          Sincerely yours,

                                          Fred R. Sullivan
                                          Chairman of the Board

   SEE "RISK FACTORS" BEGINNING ON PAGE 18 FOR A DESCRIPTION OF THE RISKS ASSOCIATED WITH THE MERGER AND OF AN INVESTMENT IN DEERE COMMON STOCK.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE DEERE COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE PROPOSED MERGER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   This proxy statement/prospectus is dated                  , 2001. It is
first being mailed to Richton's stockholders on or about              , 2001.

                       RICHTON INTERNATIONAL CORPORATION

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                        TO BE HELD ON             , 2001

To The Stockholders of Richton International Corporation:

   A special meeting of the stockholders of Richton International Corporation,
a Delaware corporation, will be held on            , 2001, at [1:00 P.M.],
Eastern Time, at                           , for the following purposes:

    1. to consider and vote on an Agreement and Plan of Merger, dated as of May 29, 2001, by and among Richton, Deere and Green Mergersub and the merger of Richton and Green Mergersub contemplated thereby; and

    2. to transact such other business as may properly come before the special meeting.

   Only holders of record of Richton common stock at the close of business on
[ ], 2001, which has been fixed as the record date of the special meeting, are entitled to notice of, and will be entitled to vote at, the special meeting and any adjournments or postponements of the special meeting. Each share of Richton common stock will entitle the record holder to one vote on each matter put to a vote at the special meeting. A list of stockholders entitled to receive notice of and vote at the special meeting will be available for examination by Richton
stockholders at                                  during ordinary business hours
for the 10-business day period before the special meeting. This list will also be available at the meeting.

   Stockholders of Richton holding approximately 41.5% of the outstanding shares of Richton common stock have agreed to vote all of their shares in favor of the proposed merger.

   YOUR BOARD OF DIRECTORS APPOINTED A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS TO REVIEW AND NEGOTIATE THE PROPOSED MERGER AND TO CONSIDER STRATEGIC ALTERNATIVES. THE SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL. THE REMAINING DIRECTORS OF RICHTON HAVE JOINED IN THE SPECIAL COMMITTEE'S RECOMMENDATION.

   The accompanying proxy statement/prospectus describes the proposed merger in more detail. We encourage you to read the entire document carefully and to vote your shares at the special meeting and any adjournments or postponements of the special meeting. We cannot complete the proposed merger unless the holders of a majority of the shares of Richton common stock outstanding on the record date vote to approve the merger agreement.

All stockholders are cordially invited to attend the meeting in person. Any stockholder attending the meeting may vote in person even if the stockholder previously signed and returned a proxy.

                                          FOR THE BOARD OF DIRECTORS,

                                          Fred R. Sullivan
                                          Chairman of the Board

New York, New York
           , 2001

     WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE
        AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED
           ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES.

                             ADDITIONAL INFORMATION

   This document incorporates important business and financial information about Deere and Richton from documents that Deere and Richton have filed with the Securities and Exchange Commission, or the SEC, and that have not been included in or delivered with this document.

   Deere will provide you with copies of this information relating to Deere, without charge, upon written or oral request to:

                Deere & Company
                One John Deere Place
                Moline, Illinois 61265
                Attention: Marie Ziegler, Vice President of Investor Relations Telephone Number: (309) 765-8000

   Richton will provide you with copies of information relating to Richton, without charge, upon written or oral request to:

                Richton International Corporation
                767 Fifth Avenue
                New York, New York 10153
                Attention: Fred R. Sullivan
                Telephone Number: (212) 751-1445

   In order for you to receive timely delivery of the documents in advance of the Richton special meeting, we should receive your request no later than [Date], 2001.

   See "Where You Can Find More Information" beginning on page 66.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
QUESTIONS AND ANSWERS ABOUT THE MERGER.....................................   1
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS..................................   6
 The Companies.............................................................   6
 Special Meeting of Richton Stockholders...................................   7
 The Merger................................................................   7
 Risks Involved With the Merger and an Investment in Deere Common Stock....   8
 Stockholder Vote Required.................................................   8
 Richton Special Committee and Board of Directors' Recommendation..........   8
 Opinion of Richton's Financial Advisor....................................   8
 Share Ownership of Directors and Management of Richton....................   9
 Voting Agreement..........................................................   9
 Appraisal or Dissenters' Rights...........................................   9
 What Is Needed to Complete the Merger.....................................   9
 Regulatory Approvals......................................................   9
 Material United States Federal Income Tax Consequences of the Merger......  10
 Accounting Treatment......................................................  10
 Interests of Richton Management in the Merger.............................  10
 Differences in the Rights of Richton and Deere Stockholders...............  10
 Termination of the Merger Agreement.......................................  11
 Termination Fee...........................................................  11
 Election of Cash or Stock; Exchange of Stock Certificates.................  12
SELECTED CONSOLIDATED FINANCIAL DATA OF DEERE..............................  13
SELECTED CONSOLIDATED FINANCIAL DATA OF RICHTON............................  14
COMPARATIVE PER SHARE DATA.................................................  15
COMPARATIVE STOCK PRICES AND DIVIDENDS.....................................  16
DEERE DIVIDEND POLICY......................................................  17
RISK FACTORS...............................................................  18
FORWARD-LOOKING STATEMENTS.................................................  19
THE RICHTON SPECIAL MEETING................................................  21
 Date, Time and Place......................................................  21
 Matters to Be Considered at the Richton Special Meeting...................  21
 Record Date; Stock Entitled to Vote; Quorum...............................  21

                                                                          Page
                                                                          ----
 Votes Required..........................................................  21
 Recommendation of the Richton Board's Special Committee to Approve the
  Merger.................................................................  21
 Share Ownership of Management...........................................  22
 Voting Agreement........................................................  22
 Voting of Proxies.......................................................  22
THE MERGER...............................................................  24
 Background of the Merger................................................  24
 Recommendation of the Special Committee of the Richton Board of
  Directors..............................................................  26
 Richton's Reasons for the Merger........................................  26
 Opinion of Richton's Financial Advisor..................................  28
 Deere's Reasons for the Merger..........................................  34
 Interests of Richton Management in the Merger...........................  34
 Accounting Treatment....................................................  36
 Regulatory Matters......................................................  36
 Material United States Federal Income Tax Consequences of the Merger....  37
 Federal Securities Laws Consequences; Resale Restrictions...............  39
 Appraisal and Dissenters' Rights........................................  39
 Stock Exchange Listing..................................................  39
MERGER AGREEMENT.........................................................  40
 The Merger..............................................................  40
 Treatment of Richton Stock Option Plans and Richton Warrants............  43
 Board of Directors; Officers............................................  44
 Representations and Warranties..........................................  44
 Covenants...............................................................  45
 Additional Covenants....................................................  49
 Conditions to the Completion of the Merger..............................  50
 Termination of the Merger Agreement.....................................  50
 Amendments and Waiver...................................................  52
VOTING AGREEMENT.........................................................  52
INFORMATION ABOUT DEERE..................................................  53
INFORMATION ABOUT RICHTON................................................  54
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS OF RICHTON................................................  55
Introduction.............................................................  55
History of Business Acquisitions.........................................  55
Seasonality and Working Capital Requirements.............................  56

                                                                          Page
                                                                          ----
 Results of Operations...................................................  56
 Liquidity and Capital Resources.........................................  59
DESCRIPTION OF DEERE CAPITAL STOCK.......................................  60
COMPARISON OF STOCKHOLDER RIGHTS.........................................  60
SUMMARY OF MATERIAL DIFFERENCES BETWEEN THE RIGHTS OF RICHTON
 STOCKHOLDERS AND THE RIGHTS OF DEERE STOCKHOLDERS.......................  61

                                                                            Page
                                                                            ----
LEGAL MATTERS..............................................................  65
EXPERTS....................................................................  65
OTHER MATTERS..............................................................  65
FUTURE RICHTON STOCKHOLDER PROPOSALS.......................................  65
WHERE YOU CAN FIND MORE INFORMATION........................................  66
INDEX TO RICHTON FINANCIAL STATEMENTS...................................... F-1

                                                                            Page
                                                                            ----
                                  ANNEXES
Annex A -- Agreement and Plan of Merger.................................... A-1
Annex B -- Opinion of Gleacher & Co. LLC................................... B-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHAT AM I BEING ASKED TO VOTE ON?

A: You are being asked to vote to approve and adopt the merger agreement entered into between Richton, Deere and Green Mergersub, Inc., a newly formed, wholly owned subsidiary of Deere, and the merger contemplated by the merger agreement. In the merger, Richton will be merged with and into Green Mergersub. After the merger is completed, the separate existence of Richton will cease and Green Mergersub, which will be the company surviving the merger, will remain a wholly owned subsidiary of Deere.

Q: WHY ARE THE COMPANIES PROPOSING TO MERGE?

A: Richton and Deere are proposing to merge to enable Richton to benefit from access to a larger, more diversified company with greater resources, and to provide Deere with the opportunity to better access the landscape and irrigation marketplace. Richton is also proposing to merge to provide its stockholders with the opportunity to receive a significant premium for their shares and to receive stock of a Fortune 500 and New York Stock Exchange registered company, with a market that is larger and better established than that of the market for the Richton common stock.

Q: WHAT WILL THE EFFECT OF THE MERGER BE ON THE RICHTON STOCKHOLDERS?

A: If the merger is completed, Richton will merge with and into a wholly-owned subsidiary of Deere. After the merger, the current owners of Deere will own approximately 98.4% to 98.8% of Deere and the former owners of Richton will own approximately 1.2% to 1.6% of Deere, assuming all of the Richton stockholders elect to receive shares of Deere common stock instead of cash and depending on the exchange ratio. These percentages are based on the total number of outstanding shares of capital stock of both companies.

Q: WILL THERE BE ANY RESTRICTIONS ON THE ABILITY OF THE RICHTON STOCKHOLDERS TO
   SELL THE DEERE SHARES THAT THEY RECEIVE?

A: No. There will not be any restrictions on the ability to sell the Deere shares received in the merger, unless the Richton stockholder is an "affiliate" of Richton. In that case, the Richton affiliate may sell its, his or her Deere shares, but only in compliance with certain conditions under Rules 144 and 145 under the Securities Act of 1933, as amended. In general, an affiliate of Richton means an officer, director, 10% stockholder or any other person in a control relationship with Richton.

Q: WHAT WILL THE RICHTON STOCKHOLDERS RECEIVE IN THE MERGER?

A: Holders of Richton common stock will receive, at their individual elections, either cash or common stock of Deere. No more than 49% of the shares of Richton common stock outstanding immediately prior to the effective time of the merger may be exchanged for cash. However, if either of the tax opinions regarding the U.S. federal income tax consequences of the merger to be rendered by the respective counsels of Deere and Richton cannot be rendered, the amount of cash that Deere is required to pay in the merger will be reduced to the minimum extent necessary to enable the relevant tax opinions to be rendered. If you make the cash election, the cash price you will receive is $36.1299 per share of Richton common stock. If you make the stock election, you will have the right to receive a fraction of a share of Deere common stock in exchange for your Richton common stock equal to the exchange ratio.

     Generally, under the merger agreement, if the average closing sales price of a share of Deere common stock during the specified valuation period is equal to or greater than $42.9375, then the exchange ratio is fixed at
   0.8415 shares of Deere common stock for each share of Richton common stock. Such fraction of a share will have a value, based on such average closing sales price, of at least $36.1299.

     If the average closing sales price of a share of Deere common stock during the specified valuation period is below $42.9375 per share, the exchange ratio will increase so that the value, based on such average closing sales price, will be preserved at $36.1299. In addition, the total number of shares of Deere common stock to be issued, assuming all Richton stockholders elected to receive stock, would increase so that the total consideration to be received by the holders of Richton common stock, based on such average Deere stock price, would be approximately $125 million. In such event, the actual exchange ratio will be determined by dividing $36.1299 by the average closing sales price of a share of Deere common stock during the specified valuation period.

     By way of example, if such average closing sales price of a share of Deere common stock is $42.9375 or higher, the exchange ratio would be 0.8415, and, if all the Richton common stock presently outstanding (approximately 3,459,742 shares) were exchanged for Deere common stock, the Richton stockholders would receive an aggregate of approximately 2,911,373 shares of Deere common stock. Similarly, if such average closing sales price of a share of Deere common stock is less than $42.9375, for example, $40.00, the exchange ratio would increase, based on such $40.00 average closing sales price, to 0.9032 shares of Deere common stock for each share of Richton common stock, and, if all of the approximately 3,459,742 shares of Richton common stock were exchanged for Deere common stock, the Richton stockholders would receive an aggregate of approximately 3,124,839 shares of Deere common stock.

     The average closing sales price of a share of Deere common stock used for determining the exchange ratio will be equal to the average of the closing sale prices of a share of Deere common stock over the 10 consecutive trading days ending on the second full trading day before the effective time of the merger.

Q: WHEN WILL A FINAL EXCHANGE RATIO BE ANNOUNCED?

A: Deere and Richton will determine the final exchange ratio on the second trading day before the effective time of the merger.

Q: IF I CHOOSE THE CASH ELECTION, WILL I BE ASSURED OF RECEIVING ONLY CASH?

A: No. The total number of shares of Richton common stock which may be converted into cash in the merger, may not exceed 49% of the total number of shares of Richton common stock outstanding immediately prior to the effective time of the merger. If the total number of shares of Richton common stock with respect to which a cash election is made is greater than 49% of the total number of shares of Richton common stock outstanding immediately prior to the effective time of the merger, then the amount of cash a stockholder making the cash election will receive will be reduced on a pro rata basis with the other stockholders making a cash election so that the total cash paid to all such stockholders would equal no more than the cash that would have been paid if cash elections had been made only with respect to a number of shares equal to 49% of the shares of Richton common stock outstanding immediately prior to the effective time. In lieu of cash, each of the stockholders making the cash election will receive a number of shares of Deere common stock equal to the value, based on the final average trading price, of the cash that was reduced.

     In addition, if either of the tax opinions cannot be rendered, the amount of cash that Deere is required to pay in the merger will be reduced to the minimum extent necessary to enable the relevant tax opinion to be rendered.

Q: IF I CHOOSE THE STOCK ELECTION, WILL I BE ASSURED OF RECEIVING ONLY STOCK?

A: Yes. Deere common stock will be issued for every share of Richton common stock for which a stock election is made, except that Deere can elect to pay you cash in lieu of a fractional share of Deere common stock that you would otherwise receive pursuant to the exchange ratio.

   However, Deere will not issue fractional shares in the merger. Instead, you will be paid cash in lieu of a fractional share of Deere common stock. If you only own one share of Richton common stock, make the stock election and the exchange ratio is less than 1, you will not receive a fractional share of Deere common stock if you make the stock election.

Q: HOW DO I SPECIFY IF I WANT CASH OR SHARES OF DEERE COMMON STOCK?

A: You must complete the enclosed election form and indicate the number of shares of Richton common stock for which you make the cash election and/or the number of shares of Richton common stock for which you make the stock election. All stockholder election forms must be received by the exchange agent at its designated office, by 5:00 p.m., Eastern Time, on the business day next preceding the effective time of the merger. The election form must be properly completed and signed and accompanied by certificates for the shares of Richton common stock to which the election form relates. Richton stockholders are urged to send their election forms, accompanied by their stock certificates, so that they are received by the exchange agent no later than 5:00 p.m., Eastern Time, on [one business day before the meeting], 2001, in order to ensure that their election forms are received by the deadline referred to above.

Q: CAN I CHANGE OR REVOKE MY ELECTION?

A: Yes. You can change or revoke your election by giving written notice to the exchange agent at The Bank of New York, Tender and Exchange Department, P.O. Box 11248, Church Street Station, New York, New York 10286-1248, prior to 5:00 p.m., Eastern Time, on the business day next preceding the date of the effective time of the merger. After this date, you may not change or revoke any election you have made with respect to the consideration you wish to receive in the merger.

Q: CAN I MAKE PARTIAL ELECTIONS?

A: Yes. The election form allows you to make an election solely for cash or for Deere common stock or for a combination of cash and Deere common stock. For example, you may elect to receive Deere common stock for some of your shares of Richton common stock and cash for the remainder. Elections to receive cash are subject to proration among Richton stockholders in the event of oversubscription for cash.

Q: WHAT IF I FAIL TO MAKE AN ELECTION?

A: If you fail to make an election, you will receive either Deere common stock, cash or a combination of Deere common stock and cash for each of your shares of Richton common stock, depending on the number of stockholders that elect to receive cash.

Q: WHAT WILL HAPPEN TO OUTSTANDING RICHTON STOCK OPTIONS?

A: Under Richton's stock option plans, each outstanding option granted thereunder will become exercisable in full upon the approval by Richton stockholders of the merger contemplated by the merger agreement. The holders of Richton stock options may exercise those options now and make a cash election or stock election along with the other Richton stockholders. In addition, the merger agreement provides that if the holders of Richton stock options do not exercise their options upon completion of the merger, Deere has agreed to assume the obligation to honor then-outstanding options, with each option exercisable for shares of Deere common stock instead of Richton common stock. The number of shares of Deere common stock purchasable under each option exercised upon the effective time of the merger and under each assumed option, as well as the exercise price of such options, will be calculated using the same exchange ratio.

Q: DOES THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF RICHTON RECOMMEND
   VOTING IN FAVOR OF THE PROPOSED MERGER?

A: Yes. The special committee, consisting of independent directors of Richton, was constituted by Richton's board of directors to review the merger proposal and examine strategic alternatives. After careful consideration, the special committee unanimously recommends that Richton's stockholders vote in favor of the merger agreement and the proposed merger. The remaining directors of Richton join in this recommendation.

Q: WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A: We are working to complete the merger as quickly as possible. We plan to complete the merger promptly after the special meeting of Richton stockholders. If the merger is not completed by October 31, 2001, then each of Deere or Richton has a right to terminate the merger agreement.

Q: WHEN AND WHERE IS THE SPECIAL MEETING OF STOCKHOLDERS?

A: The special meeting will take place on [Day], [Date], 2001 at [Time], local
   time,                      .

Q: WHO CAN VOTE AT THE RICHTON SPECIAL MEETING OF STOCKHOLDERS?

A: You can vote at the special meeting if you owned a share of Richton common stock at the close of business on [Day], [Date], 2001. As of the close of business on that day, approximately [ ] shares of Richton common stock were outstanding.

Q: WHAT VOTE IS REQUIRED TO APPROVE AND ADOPT THE MERGER AGREEMENT AND THE
   MERGER?

A: Approval and adoption of the merger agreement and the merger requires the affirmative vote of the holders of a majority of the shares of Richton common stock outstanding on the record date. Stockholders will have one vote for each share of Richton common stock owned by them.

Q: WHAT HAPPENS IF I DO NOT VOTE?

A: Because the affirmative vote of the holders of a majority of the outstanding shares is required to approve the merger agreement and the merger, a failure to vote will have the same effect as a vote "against" the merger.

Q: DOES THE CONSUMMATION OF THE MERGER REQUIRE THE APPROVAL OF DEERE'S
   STOCKHOLDERS?

A: No. Deere's stockholders are not required to approve the merger.

Q: WHAT DO I NEED TO DO NOW?

A: After you have carefully read this document, indicate on your proxy card how you want to vote. Complete, sign, date and mail the proxy card in the enclosed white envelope as soon as possible. If you are a stockholder of record, you may also vote your shares by telephone by following the instructions accompanying your proxy card.

   Additionally, if you wish to make an election to receive cash or Deere common stock, the exchange agent must receive your completed election form together with your Richton stock certificates by 5:00 p.m., Eastern Time on the business day next preceding the effective time of the merger. Richton stockholders are urged to send their election forms, accompanied by their stock certificates, so that they are received by the exchange agent no later than 5:00 p.m., Eastern Time, on [one business day before the meeting], 2001, in order to ensure that their election forms are received by the deadline referred to above.

Q: WILL RICHTON'S SHARES CONTINUE TO BE TRADED ON THE AMERICAN STOCK EXCHANGE
   AFTER THE MERGER IS COMPLETED?

A: No. If the merger is completed, Richton's shares will no longer be listed for trading on the American Stock Exchange.

Q: IF MY SHARES ARE HELD IN THE NAME OF A BANK, BROKER OR OTHER FIDUCIARY,
   WILL THE BANK, BROKER OR OTHER FIDUCIARY VOTE MY SHARES FOR ME?

A: If your shares are held in the name of a bank, broker or other fiduciary, you should provide such person(s) with instructions on how to vote your shares or you should request a proxy from such person(s) to vote at the Richton special meeting. If you do not provide your bank, broker or other fiduciary with instructions on how to vote your shares, your bank, broker or other fiduciary will not be permitted to vote your shares on the proposal presented at the Richton special meeting. Please check the voting form received by you from such person(s) to see if you may vote by telephone.

Q: WHAT DO I DO IF I WANT TO CHANGE MY VOTE?

A: If you are a stockholder of record, you may change your vote in any of the following ways:

  . by sending a written notice to the secretary of Richton prior to the special meeting stating that you would like to revoke your proxy,

  . by completing, signing and dating another proxy card and returning it by mail prior to the special meeting,

  . by telephone by following the instructions provided on your proxy card, or

  .  by attending the special meeting and voting in person.

     If your shares are held in the name of a bank, broker or other fiduciary and you have directed such person(s) to vote your shares, you should instruct such person(s) to change your vote.

Q: DO I HAVE APPRAISAL RIGHTS?

A: Richton stockholders do not have appraisal rights under Section 262 of the Delaware General Corporation Law.

Q: WHAT ARE THE TAX CONSEQUENCES OF THE MERGER?

A: The U.S. federal income tax consequences to you will depend upon whether you receive (1) solely Deere common stock, (2) solely cash or (3) a combination of Deere common stock and cash in the merger. If you receive solely Deere common stock in the merger, you will not recognize any taxable gain for U.S. federal income tax purposes except to the extent you receive cash in lieu of fractional shares of Deere common stock. If you receive solely cash or a combination of Deere common stock and cash in the merger, you generally will be subject to U.S. federal income tax to the extent you recognize any gain in the merger. For more information, see "The Merger-Material United States Federal Income Tax Consequences of the Merger" on pages 37 through 39.

Q: WHEN SHOULD I SEND IN MY STOCK CERTIFICATES?

A: In order to receive the merger consideration as promptly as possible following completion of the merger, you should send your properly completed election form and your stock certificates prior to the completion of the merger. Additionally, if you wish to make an election to receive cash or Deere common stock, the exchange agent must receive your validly completed election form, together with your Richton stock certificates, by 5:00 p.m., Eastern Time, on the business day next preceding the effective time of the merger.

Q: WHERE CAN I FIND OUT MORE INFORMATION ABOUT DEERE AND RICHTON?

A: You can find out more information about Deere and Richton from various sources described under "Where You Can Find More Information" beginning on page 66 of this proxy statement/prospectus. You can also find out more information about Deere and Richton by contacting these companies at the addresses listed before the table of contents in this proxy statement/prospectus.

Q: WHOM SHOULD I CALL WITH QUESTIONS ABOUT THE MERGER?

A: You may contact:

   Fred R. Sullivan, CEO
   Richton International Corporation
   767 Fifth Avenue
   New York, New York 10153
   (212) 751-1445

                   SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
   This document is a prospectus of Deere & Company and a proxy statement of Richton International Corporation. This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. You should carefully read the entire proxy statement/prospectus and the other documents to which this document refers you. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary. See also "Where You Can Find More Information" beginning on page 66.

The Companies

Deere & Company
One John Deere Place
Moline, Illinois 61265
(309) 765-8000

   Deere and its subsidiaries have operations that are categorized into four major business segments:

   Deere's worldwide agricultural equipment segment manufactures and distributes a full line of farm equipment-including tractors; combine, cotton and sugarcane harvesters; tillage, seeding and soil preparation machinery; sprayers; hay and forage equipment; materials handling equipment; and integrated precision farming technology.

   Deere's worldwide commercial and consumer equipment segment manufactures and distributes equipment for commercial and residential uses-including small tractors for lawn, garden, commercial and utility purposes; riding and walk-behind mowers; golf course equipment; snowblowers; handheld products such as chain saws, string trimmers and leaf blowers; skid-steer loaders; utility vehicles; landscape and irrigation equipment; and other outdoor power products.

   Deere's worldwide construction and forestry segment manufactures and distributes a broad range of machines used in construction, earthmoving, material handling and timber harvesting-including backhoe loaders; crawler dozers and loaders; four-wheel-drive loaders; excavators; motor graders; articulated dump trucks; forklifts; landscape loaders; and log skidders, feller bunchers, loaders, forwarders, harvesters and related attachments.

   The products produced by the equipment segments are marketed primarily through independent retail dealer networks and major retail outlets.

   The credit segment primarily finances sales and leases by John Deere dealers of new and used agricultural, commercial and consumer, and construction equipment and sales by non-Deere dealers of recreational products. In addition, it provides wholesale financing to dealers of the foregoing equipment, provides operating loans and finances retail revolving charge accounts.

Richton International Corporation
767 Fifth Avenue
New York, New York 10153
(212) 751-1445

   Richton International Corporation is a diversified service company. Its wholly owned subsidiary, Richton Holding Corporation, has three operating subsidiaries, Century Supply Corp., or Century, CBE Technologies, Inc., or CBE, and Creative Business Concepts, Inc., or CBC. Century is a leading full-service wholesale distributor of sprinkler irrigation systems, outdoor lighting and decorative fountain equipment. Its branches serve customers in 36 states and in Ontario, Canada. During the year 2000, Century acquired several distributors in Texas, Pennsylvania and Massachusetts and opened several additional branches in existing markets. Century has made branch acquisitions in 2001 including branches in Texas, Nevada and California and has incurred requisite expenses for such acquisitions. Irrigation products have historically been sold by manufactures primarily through wholesale distributors. Century is currently a distributor for the principal original equipment manufacturers of turf irrigation equipment in the United States.

   Century's primary customers are irrigation and landscape contractors who install irrigation systems for commercial, residential and golf course watering systems. Approximately 86% of Century's revenues are derived from irrigation products, with the remaining 14% derived from lighting and fountains.

   CBE is headquartered in Boston, Massachusetts with offices in New York, New York and Portland, Maine. CBE is a systems integrator providing: network consulting, design and installation; network management and related support; technical services outsourcing; comprehensive hardware maintenance; and equipment sales. CBE's technical certifications include Cisco Premier, Microsoft Channel partner, Novell Platinum reseller, Novell authorized Training Center, and Novell authorized Service Center. Physical resources include a fully integrated network lab with functioning models of most computer operating systems; a network management lab to support remote management; and training labs at both the Boston and Portland sites to support in-house training programs.

   CBE is also an authorized service and warranty center for most of the leading personal computer manufacturers including IBM, Compaq, Hewlett Packard, Apple and AST. The company services most makes of personal computers and printers. CBE has an automated call control and dispatch center, a parts depot, and a diagnostic/repair lab for personal computers, printers and monitors.

   CBC is headquartered in Irvine, California and was acquired by Richton in February 1999. CBE's Costa Mesa, California branch was merged into CBC in March 1999. CBC essentially performs the same services for its west coast customers that CBE provides for its customers.

Special Meeting of Richton Stockholders (page 21)

   The special meeting of Richton stockholders will be held on [Day], [Date],
2001 at [1:00] p.m., Eastern Time, at                       . At the special
meeting, you will be asked to vote to approve and adopt the merger agreement and the merger contemplated by the merger agreement.

   You can vote, or submit a proxy to vote, at the special meeting if you were a record holder of Richton common stock at the close of business on [Date], 2001. You can vote your shares by attending the meeting and voting in person. You can also vote your shares by marking the enclosed proxy card with your vote, signing it and mailing it in the enclosed return envelope. You may also vote your shares by proxy or by telephone by following the instructions accompanying your proxy card. If your shares are held in the name of a bank, broker or other fiduciary, you must instruct the bank, broker or other fiduciary to vote on your behalf or obtain a proxy from the record holder to vote at the Richton special meeting. You may revoke your proxy at any time before it is exercised. A failure to vote will have the same effect as a vote "against" the merger.

The Merger (page 24)

   The merger agreement contemplates the merger of Richton with and into Green Mergersub, a Delaware corporation and a wholly owned subsidiary of Deere. Following consummation of the merger, Richton will cease to exist and Green Mergersub will remain a wholly owned subsidiary of Deere.

   Upon the effective time of the merger, holders of Richton common stock will receive, at their individual elections, either cash or common stock of Deere. No more than 49% of the shares of Richton common stock outstanding immediately prior to the effective time of the merger may be exchanged for cash. However, if either of the tax opinions regarding the U.S. federal income tax consequences of the merger to be rendered by the respective counsels of Deere and Richton cannot be rendered, the amount of cash that Deere is required to pay in the merger will be reduced to the minimum extent necessary to enable the relevant tax opinions to be rendered. If you make the cash election, the cash price you will receive is $36.1299 per share of Richton common stock. If you make the stock election, you will have the right to receive a fraction of a share of Deere common stock in exchange for your Richton common stock equal to the exchange ratio.

   Generally, under the merger agreement, if the average closing sales price of a share of Deere common stock during the specified valuation period is equal to or greater than $42.9375, then the exchange ratio is fixed at 0.8415 shares of Deere common stock for each share of Richton common stock. Such fraction of a share will have a value, based on such average closing sales price, of at least $36.1299.

   If the average closing sales price of a share of Deere common stock during the specified valuation period is below $42.9375 per share, the exchange ratio will increase so that the value, based on such average closing sales price, will be preserved at $36.1299. In addition, the total number of shares of Deere common stock to be issued, assuming all Richton stockholders elected to receive stock, would increase so that the total consideration to be received by the holders of Richton common stock, based on such average Deere stock price, would be approximately $125 million. In such event, the actual exchange ratio will be determined by dividing $36.1299 by the average closing sales price of a share of Deere common stock during the specified valuation period.

   By way of example, if such average closing sales price of a share of Deere common stock is $42.9375 or higher, the exchange ratio would be 0.8415, and, if all the Richton common stock presently outstanding (approximately 3,459,742 shares) were exchanged for Deere common stock, the Richton stockholders would receive an aggregate of approximately 2,911,373 shares of Deere common stock. Similarly, if such average closing sales price of a share of Deere common stock is less than $42.9375, for example, $40.00, the exchange ratio would increase, based on such $40.00 average closing sales price, to 0.9032 shares of Deere common stock for each share of Richton common stock, and, if all of the approximately 3,459,742 shares of Richton common stock were exchanged for Deere common stock, the Richton stockholders would receive an aggregate of approximately 3,124,839 shares of Deere common stock.

   The average closing sales price of a share of Deere common stock used for determining the exchange ratio will be equal to the average of the closing sale prices of a share of Deere common stock over the 10 consecutive trading days ending on the second full trading day before the effective time of the merger.

   Deere and Richton plan to complete the merger promptly after the Richton special meeting, provided that the required regulatory approvals have been obtained at such time. If the required regulatory approvals have not been obtained at such time, the merger will be completed promptly after they are obtained.

   The merger agreement is included as Annex A to this proxy statement/prospectus. It is the legal document that governs the merger.

Risks Involved With the Merger and an Investment in Deere Common Stock (page
18)

   Before you decide to vote for adoption of the merger agreement, you should consider the risk factors associated with the proposed merger and, if you plan to make the stock election, an investment in Deere common stock. The risks are described in the "Risk Factors" section of this proxy statement/prospectus.

Stockholder Vote Required (page 21)

   The holders of a majority of the shares of Richton common stock outstanding on the record date must vote for the approval and adoption of the merger agreement and the merger.

Recommendation of the Richton Special Committee of the Board of Directors (page
26)

   The special committee of the board of directors has unanimously voted to approve the merger and the full board of directors has unanimously ratified this approval. Both urge you to vote "FOR" the proposed merger.

Opinion of Richton's Financial Advisor (page 28)

   In deciding whether to recommend the proposed merger, the special committee of Richton's board of directors considered the oral presentation delivered by Gleacher & Co. LLC to the special committee and the subsequent written opinion of Gleacher & Co. addressed to the special committee to the effect that, as of that date, based upon and subject to the various considerations set forth in the Gleacher & Co. opinion, the merger consideration was fair, from a financial point of view, to Richton's stockholders (other than Deere and its affiliates).

   The full text of the written opinion of Gleacher & Co. is attached to this proxy statement/prospectus as Annex B. You are encouraged to read it carefully to understand the procedures followed, the assumptions made, matters considered and limitations on the review undertaken in providing the opinion.

   The Gleacher & Co. opinion does not address the prices at which Deere's stock will trade after the proposed merger and does not constitute a recommendation to any Richton stockholder as to how to vote on the proposed merger.

Share Ownership of Directors and Management of Richton (page 22)

   At the close of business on the record date, directors and executive officers of Richton beneficially owned and were entitled to vote approximately 1,833,385 shares of Richton common stock, collectively representing 53.0% of the shares of Richton common stock outstanding on that date. Fred R. Sullivan has indicated his present intention to vote, or cause to be voted, the shares of Richton common stock owned by him "FOR" the approval and adoption of the merger agreement and the merger.

Voting Agreement (page 52)

   In connection with the merger, Deere entered into a voting agreement, dated as of May 30, 2001, with the Richton stockholders listed on Schedule I to the voting agreement. As of May 30, 2001, these stockholders beneficially owned 1,434,274 outstanding shares of Richton common stock and 130,000 shares that were issuable upon the exercise of outstanding options or warrants to purchase Richton common stock that were either vested or would vest within 60 days of
[      ], 2001. These shares represented approximately 41.5% of the total issued and outstanding shares at May 30, 2001. Under the voting agreement, these stockholders agreed to vote those shares which they continue to own through the date of the special meeting of the stockholders of Richton and any additional shares acquired by them prior to the date of such meeting in favor of the merger agreement and against any proposals presented for a vote to prevent or thwart the merger or any transaction contemplated by the merger agreement or the voting agreement.

Appraisal or Dissenters' Rights (page 39)

   Under Delaware law, Richton stockholders do not have appraisal rights in connection with the merger.

What Is Needed to Complete the Merger (page 50)

   Several conditions must be satisfied before the merger will be completed. These include:

 . approval and adoption of the merger agreement and the merger by Richton stockholders;

 . expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

 . receipt of all other required regulatory and third-party approvals and consents, other than those which would not have a material adverse effect on Richton, Deere or Green Mergersub; and

 .  other customary contractual conditions set forth in the merger agreement.

   If the law permits, Deere or Richton may each waive conditions for the benefit of their company and stockholders and complete the merger even though one or more of these conditions have not been met. We cannot assure you that all of the conditions will be satisfied or waived or that the merger will occur.

Regulatory Approvals (page 36)

   Under the Hart-Scott-Rodino Act, Deere and Richton cannot complete the merger until they have given certain information and materials to the Federal Trade Commission, or the FTC, and the Antitrust Division of the United States Department of Justice, or the DOJ, and a required waiting period has expired or been terminated. Richton and Deere submitted pre-merger notification and report forms to the FTC and the Antitrust Division of the DOJ on June 12, 2001 and the waiting period was terminated on June 27, 2001. The waiting period expires 30 days after such filing unless it is terminated prior to such date by the Antitrust Division of the DOJ or extended by a request for additional information from that agency.

   The merger may also be subject to regulatory review by other United States federal and state governmental authorities and by regulatory authorities in other jurisdictions.

Material United States Federal Income Tax Consequences of the Merger (page 37)

   The merger has been structured to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. The respective obligations of Deere and Richton to consummate the merger are conditioned on the receipt by Deere of an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Deere, and by Richton of an opinion from Sills Cummis Radin Tischman Epstein & Gross, P.A. counsel to Richton, in each case based on certain facts, representations and assumptions set forth in such opinions, that the merger will so qualify. Assuming the merger qualifies as a reorganization for U.S. federal income tax purposes, except to the extent that any cash is received in the merger, Richton stockholders generally will not recognize any gain or loss on the receipt of Deere common stock pursuant to the merger.

   Tax matters are very complicated, and the tax consequences of the merger to you will depend on the facts of your particular situation. You are urged to consult your own tax advisor as to the specific tax consequences to you of the merger, including the applicable federal, state, local and foreign tax consequences.

Accounting Treatment (page 36)

   The merger will be accounted for using the purchase method of accounting as such term is used under generally accepted accounting principles in the United States. The purchase method accounts for a merger as an acquisition of one company by another.

Interests of Richton Management in the Merger (page 34)

   When considering the recommendation of the special committee to approve the proposed merger, you should be aware that certain Richton directors and officers have interests in the proposed merger that are different from, or are in addition to, yours. These interests include, for certain officers of Richton, the payment of severance or bonuses if the proposed merger is completed. Under the merger agreement, Deere has accepted the prior decision of Richton's board of directors to set aside a total of $1,050,000 for severance payments to certain executive officers and employees of Richton. Under Richton's Deferred Compensation Plan, Fred R. Sullivan, Richton's chairman of the board and chief executive officer, or a trust will receive for Mr. Sullivan, a severance payment equal to $800,000. By separate agreement, Cornelius F. Griffin, Richton's vice president and chief financial officer, will receive a severance payment equal to one year's salary and will have his family medical benefits continued and paid until his 65th birthday. Mr. Sullivan will also enter into a one-year consulting agreement with Deere providing for the payment to Mr. Sullivan of $200,000. In addition, during the term of the consulting agreement, Mr. Sullivan will receive $200,000 in consideration for his agreement not to compete with Deere pursuant to a non-compete agreement to be entered into with Deere. The directors and officers will receive continuing indemnification and director and officer insurance for six years against certain liabilities that could arise both before and after the proposed merger. Certain directors and officers also directly or indirectly control restricted stock, the restrictions on which will be removed upon Richton merging with another company.

Differences in the Rights of Richton and Deere Stockholders (page 60)

   When the merger is completed, holders of Richton common stock that elect to receive stock will become holders of Deere common stock. The rights of the holders of Richton common stock will be governed by Delaware law and by the Deere restated certificate of incorporation and amended bylaws, rather than by the Richton certificate of incorporation and bylaws.

Termination of the Merger Agreement (page 50)

   Deere and Richton may mutually agree at any time prior to the effective time of the merger to abandon the merger, even if the Richton stockholders have approved the merger. Also, either company may decide, without the consent of the other, to abandon the merger agreement if:

 .  the merger is not completed by October 31, 2001;

 . there has been a material breach by the other company of any of the other company's representations, warranties, covenants or agreements contained in the merger agreement;

 .  a law or court order permanently prohibits the completion of the merger;
    or

 . the Richton stockholders do not approve the merger agreement and the merger.

   In addition, Deere may terminate the merger agreement if:

 . the voting agreement was not executed within one business day of May 29, 2001;

 . the Richton board of directors fails to recommend, or withdraws or modifies in a manner adverse to Deere, the merger agreement and the merger or fails to call the Richton special meeting;

 . the Richton board of directors or the special committee recommends a superior proposal;

 . another acquisition proposal is announced and the Richton board of directors fails to recommend against acceptance of the acquisition proposal;

 .  the Richton board of directors resolves to do any of the foregoing;

 . the voting agreement is terminated because (1) the special committee determines that another acquisition proposal is a superior proposal, (2) Richton provides notice of its determination to Deere, (3) Deere does not amend its offer such that the special committee does not proceed with the determination and (4) the special committee recommends acceptance of the superior proposal; or

 . Richton enters into any letter of intent, agreement in principle or acquisition agreement related to another acquisition proposal.

   In addition, Richton may terminate the merger agreement if Richton's board of directors authorizes Richton to enter into an agreement concerning a superior proposal and Deere does not make an offer that is at least as favorable as the superior proposal.

Termination Fee (page 51)

   Richton has agreed to pay Deere a $2 million termination fee if:

 . Richton terminates the merger agreement after Richton's board of directors authorizes Richton to enter into an agreement concerning a superior proposal and Deere does not make an offer that is at least as favorable as the superior proposal; or

 .  Deere terminates the merger agreement after:

   . the Richton board of directors fails to recommend the merger agreement, changes its approval or recommendation of the merger agreement or the merger, or fails to call the Richton special meeting;

   . the Richton board of directors or the special committee recommends a superior proposal;

   . an acquisition proposal is announced and the Richton board of directors fails to recommend against acceptance of the acquisition proposal;

   .  the Richton board of directors resolves to do any of the foregoing;

   . the voting agreement is terminated because (1) the special committee determines that another acquisition proposal is a superior proposal,

      (2) Richton provides notice of its determination to Deere, (3) Deere does not amend its offer such that the special committee does not proceed with the determination and (4) the special committee recommends acceptance of the superior proposal; or

   . Richton enters into any letter of intent, agreement in principle or acquisition agreement related to another acquisition proposal; or

 . either Deere or Richton terminates the merger agreement after the Richton stockholders do not approve and adopt the merger agreement and the merger and, either at or prior to the time of the failure of Richton's stockholders to approve and adopt the merger agreement and the merger, an acquisition proposal has been made public and Richton enters into an acquisition proposal within twelve months after termination of the merger agreement.

Procedure for Election of Consideration (pages 42 through 43)

   Included with this proxy statement/prospectus is an election form for electing cash or Deere common stock. All stockholder election forms must be received by the exchange agent at its designated office, by 5:00 p.m., Eastern Time on the business day next preceding the effective time of the merger. The election form must be properly completed and signed and accompanied by certificates for the shares of Richton common stock to which the election form relates. Richton stockholders are urged to send their election forms, accompanied by their stock certificates, so that they are received by the exchange agent no later than 5:00 p.m., Eastern Time, on [one business day before the meeting], 2001, in order to ensure that their election forms are received by the deadline referred to above.

   After the merger occurs, the exchange agent appointed in connection with the merger will send a letter of transmittal to Richton stockholders that have not completed election forms which will provide instructions regarding the procedures for exchanging Richton stock certificates for the applicable merger consideration.

   Do not send in the election form or your stock certificates with the proxy card. The election form should be completed and mailed to the exchange agent at the address specified in the election form.

                 SELECTED CONSOLIDATED FINANCIAL DATA OF DEERE

   The following selected financial data for each of the five years in the period ended October 31, 2000 have been derived from Deere's audited consolidated financial statements. The financial data as of April 30, 2001 and 2000, and for each of the six-month periods then ended, have been derived from Deere's unaudited condensed consolidated financial statements which include, in management's opinion, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of operations and financial position of Deere for the periods and dates presented. This data should be read in conjunction with the respective audited and unaudited consolidated financial statements of Deere, including the notes to the financial statements, incorporated by reference into this document.

                           For the Six
                             Months
                              Ended
                            April 30,        For the Year Ended October 31,
                         --------------- ---------------------------------------
                          2001    2000    2000    1999    1998    1997    1996
                         ------- ------- ------- ------- ------- ------- -------
                                 (In millions, except per share amounts)
Results of Operations
Total net sales and
 revenues............... $ 6,456 $ 6,129 $13,137 $11,751 $13,822 $12,791 $11,229
Net income..............     184     242     486     239   1,021     960     817
Net income per share--
 basic..................    0.79    1.03    2.07    1.03    4.20    3.78    3.14
Net income per share--
 diluted................    0.78    1.03    2.06    1.02    4.16    3.74    3.11
Dividends declared per
 share..................    0.44    0.44    0.88    0.88    0.88    0.80    0.80
Balance Sheet Data (as
 of the end of the
 period)
Total Assets............ $22,100 $20,205 $20,469 $17,578 $18,002 $16,320 $14,653
Long-term borrowings....   6,429   3,960   4,764   3,806   2,792   2,623   2,425

                SELECTED CONSOLIDATED FINANCIAL DATA OF RICHTON

   The following selected financial data for each of the five years in the period ended December 31, 2000 have been derived from Richton's audited consolidated financial statements. The financial data as of March 31, 2001 and 2000, and for each of the three-month periods then ended, have been derived from Richton's unaudited condensed consolidated financial statements which include, in management's opinion, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of operations and financial position of Richton for the periods and dates presented. This data should be read in conjunction with the respective audited and unaudited consolidated financial statements of Richton, including the notes to the financial statements, which can be found in "Index to Richton Financial Statements" beginning on page F-1.

                                                     For the
                                                  Three Months
                                                      Ended
                                                    March 31,      For the Year Ended December 31,
                                                  --------------  ---------------------------------
                                                   2001    2000    2000   1999   1998   1997  1996
                                                  ------  ------  ------ ------ ------ ------ -----
                                                  (In millions, except percentages and per share
                                                                     amounts)
Results of Operations
Net Sales.......................................  $ 38.3  $ 43.4  $260.6 $218.2 $147.9 $106.5 $87.8
Gross profit percentage.........................     24%     24%     27%    29%    28%    28%   28%
Income (loss) from operations...................    (4.7)   (1.4)   16.0   14.2    7.6    5.5   3.8
Interest expense, net...........................     0.5     0.5     2.8    2.3    1.6    1.3   1.2
Net income (loss)...............................    (3.2)   (1.2)    8.5    7.2    3.5    2.3   1.8
Net income (loss) per diluted share.............   (0.95)  (0.38)   2.47   2.12   1.06   0.68  0.54

Balance Sheet Data (as of the end of the period)
Total assets....................................  $ 95.3  $ 85.4  $ 91.8 $ 75.4 $ 57.5 $ 41.6 $32.4
Long-term debt..................................     1.8     4.7     2.2    5.0    4.6    5.6   7.0
Working capital.................................    11.7     8.1    15.4    9.8    6.5    7.4   5.6
Current ratio...................................    1.17    1.13    1.25   1.19   1.16   1.27  1.31

                           COMPARATIVE PER SHARE DATA

   The following table sets forth selected historical and pro forma per share data for Deere and historical and pro forma equivalent per share data for Richton. The data presented below should be read in conjunction with the historical financial statements of Richton and Deere that have been incorporated by reference into or included in this document. The Richton pro forma equivalent per share data was calculated by multiplying the Deere pro forma per share data by an exchange ratio of 0.8415, which is the lowest exchange ratio possible in the merger, and consequently, results in the lowest amount of shares of Deere common stock which may be issued in the merger. The actual exchange ratio will be based on the average closing sales price of Deere common stock over the 10 consecutive trading day period ending on the second trading day prior to the effective time of the merger. The pro forma combined per share data may not be indicative of the operating results or financial position that would have occurred if the merger had been consummated at the beginning of the periods indicated, and may not be indicative of future operating results or financial position.

                                     Deere     Richton    Deere Pro  Richton Pro
                                   Historical Historical Forma(1)(2) Forma(1)(2)
                                   ---------- ---------- ----------- -----------
Earnings per share--Diluted
  For the Six Months Ended April
   30, 2001 (unaudited)..........    $ 0.78        --      $ 0.76         --
  For the Year Ended October 31,
   2000..........................      2.06        --        2.07         --
  For the Six Months Ended March
   31, 2001 (unaudited)(3).......       --      $(0.92)       --       $ 0.64
  For the Year Ended December 31,
   2000(3).......................       --        2.47        --         1.75

Earnings per share--Basic
  For the Six Months Ended April
   30, 2001 (unaudited)..........    $ 0.79        --      $ 0.77         --
  For the Year Ended October 31,
   2000..........................      2.07        --        2.09         --
  For the Six Months Ended March
   31, 2001 (unaudited)(3).......       --      $(0.92)       --       $ 0.64
  For the Year Ended December 31,
   2000(3).......................       --        2.76        --         1.76

Cash dividends declared per share
  For the Six Months Ended April
   30, 2001 (unaudited)..........    $ 0.44        --      $ 0.44         --
  For the Year Ended October 31,
   2000..........................      0.88        --        0.88         --
  For the Six Months Ended March
   31, 2001 (unaudited)(3).......       --         --         --       $ 0.37
  For the Year Ended December 31,
   2000(3).......................       --         --         --         0.74

Book value per share
  At April 30, 2001 (unaudited)..    $18.49        --      $18.31         --
  At October 31, 2000............     18.34        --       18.21         --
  At March 31, 2001
   (unaudited)(3)................       --      $ 7.34        --       $15.40
  At December 31, 2000(3)........       --        8.46        --        15.32

--------
(1) Assumes a share price of $42.94 per share of Deere common stock and that 75% of the shares of Richton common stock are exchanged for shares of Deere common stock in the merger.
(2) Assumes all stock options, warrants to purchase common stock and restricted stock options of Richton were exercised as of the beginning of the period presented.
(3) The Richton Historical and Richton Pro Forma data for the Six Months Ended March 31, 2001 includes data from the three months ended December 31, 2000, which is also included in the Richton Historical and Richton Pro Forma data for the Year Ended December 31, 2000.

                     COMPARATIVE STOCK PRICES AND DIVIDENDS

   Deere common stock is listed and traded primarily on the New York Stock Exchange, or NYSE, under the symbol "DE." Richton common stock is listed and traded on the American Stock Exchange, or AMEX, under the symbol "RHT."

   The following table sets forth, for the periods indicated, the high and low sales prices per share of Deere common stock as reported on the NYSE and Richton common stock as reported on the AMEX, based on published financial services, and the quarterly cash dividends per share declared by Deere. Richton has never declared or paid any cash dividends on its capital stock:

                                                   Deere             Richton
                                               Common Stock       Common Stock
                                          ----------------------- -------------
                                           High   Low   Dividends  High   Low
                                          ------ ------ --------- ------ ------
                                                                  (fiscal year
                                            (fiscal year ended        ended
                                                October 31)       December 31)
1998
First Quarter............................ $59.88 $49.38   $0.22   $ 6.94 $ 5.63
Second Quarter...........................  64.13  53.38    0.22    10.25   6.50
Third Quarter............................  59.50  39.69    0.22    11.13   7.88
Fourth Quarter...........................  43.56  28.38    0.22     9.13   7.50

1999
First Quarter............................ $40.19 $29.44   $0.22   $14.81 $ 8.63
Second Quarter...........................  45.94  31.56    0.22    14.00  11.50
Third Quarter............................  45.25  35.13    0.22    17.25  12.25
Fourth Quarter...........................  43.44  35.13    0.22    17.31  12.69

2000
First Quarter............................ $48.31 $35.38   $0.22   $16.56 $13.69
Second Quarter...........................  44.63  30.31    0.22    20.63  14.38
Third Quarter............................  49.63  36.31    0.22    21.50  18.50
Fourth Quarter...........................  38.94  30.69    0.22    22.50  17.00

2001
First Quarter............................ $47.13 $35.31   $0.22   $29.94 $20.88
Second Quarter...........................  45.96  34.45    0.22    35.71  20.90
Third Quarter (through July 12, 2001)....  41.75  36.04    0.22    35.75  35.65

   The following table sets forth the closing prices per share of Deere common stock on the NYSE and Richton common stock on the AMEX on:

  . May 29, 2001, the last full trading day prior to the announcement of the execution of the merger agreement; and

  .  [     ], 2001, the last full trading day prior to the date of this proxy statement/prospectus.

                                                          Deere       Richton
                                                       Common Stock Common Stock
                                                       ------------ ------------
May 29, 2001..........................................    $36.99       $29.00
[     ], 2001.........................................

   Richton stockholders should obtain current market quotations for Deere common stock. The market price of Deere common stock could vary at any time before or after the merger.

                             DEERE DIVIDEND POLICY

   The holders of Deere common stock receive dividends, if and when declared by the Deere board of directors, out of funds legally available for dividends. Deere expects to continue paying quarterly cash dividends on Deere common stock. The declaration and payment of dividends after the merger will depend upon business conditions, operating results and the consideration of other relevant factors by the Deere board of directors.

                                  RISK FACTORS

   In addition to the other information that we have included and incorporated by reference in this proxy statement/prospectus, you should carefully read and consider the following factors in evaluating the proposals to be voted on at the special meeting of stockholders.

   The exchange ratio is subject to adjustment and will not be known until immediately prior to the effective time of the merger. Based, in part, upon fluctuations in the Deere common stock price after the exchange ratio is determined, stockholders may receive different value depending on whether they receive cash, stock or a combination of cash and stock.

   The precise value of the merger consideration to be paid to Richton's stockholders may not be known at the time of the special meeting. The exchange ratio will vary depending on the average closing sales price per share of Deere common stock for the 10 trading days ending 2 trading days prior to the effective time of the merger. The exchange ratio will be set at 0.8415 if such average closing sales price of Deere common stock is $42.9375 or higher. The exchange ratio will be increased if such average closing sales price of Deere common stock is below $42.9375. If such average closing sales price is more than $42.9375, the Richton stockholders receiving cash may receive less value, based on such average closing sales price, than those stockholders receiving Deere common stock.

   In addition, the value of Deere common stock received will fluctuate after the exchange ratio is determined, but prior to the effective time of the merger, and may be higher or lower than on the date of the merger agreement, the date of the special meeting or the date on which the exchange ratio is determined. The price of Deere common stock may vary because of several factors, including:

  . general market, industry and economic conditions and market assessments of those conditions;

  . changes in the business, operations or prospects of Deere and market assessments of those changes;

  .  market assessments of the likelihood that the merger will be completed;
     and

  . market assessments of the timing and amount of integration savings to be achieved after the merger.

   If the value of the stock consideration on the closing date is less than the average closing sales price during the specified valuation period, the value of the merger consideration (based solely on the market price of Deere common stock) to be received by Richton stockholders who receive all stock consideration in the merger may be less than the value of the merger consideration to be received by those holders who receive $36.1299 per share in cash consideration or a mixture of stock and cash consideration. Conversely, if the value of the stock consideration on the closing date is greater than $36.1299, the value of the merger consideration (based solely on the market price of Deere common stock) to be received by Richton stockholders receiving all stock consideration in the merger may be greater than the value of the merger consideration received by those holders who receive $36.1299 per share in cash consideration in the merger or a combination of cash and stock. Generally, the stock consideration may have a value greater than $36.1299 if the average closing sales price is greater than $42.9375 or if the price of Deere common stock as of the effective time of the merger is greater than the average closing sales price used to determine the exchange ratio. Accordingly, there can be no assurance that Richton stockholders electing to receive one form of consideration will receive in the merger the same value as Richton stockholders who elect to receive another form of consideration.

   You may not receive all cash in the merger even if you make an all-cash election.

   The number of shares of Richton common stock that can be converted into the right to receive cash is limited. The merger agreement provides that no more than 49% of the outstanding shares of Richton common stock may be exchanged for cash. Therefore, if cash elections for more than 49% of the outstanding shares of Richton common stock are made, each share for which a cash election has been made will be converted, on a pro rata basis, into the right to receive a combination of cash and Deere common stock to the extent necessary to ensure that no more than 49% of the total merger consideration is paid in cash. In addition, if either of the tax opinions cannot be rendered, the amount of cash that Deere is required to pay in the merger will be reduced to the minimum extent necessary to enable the relevant tax opinion or opinions, as the case may be, to be rendered.

   Richton's directors and executive officers have interests that are different from, or in addition to, those of other stockholders, which may influence them to support the merger.

   Certain directors and executive officers of Richton will benefit from arrangements made in connection with the proposed merger, as a result of which their interests in the merger may be different from, or in addition to, your interests. For directors and officers, these interests include provisions indemnifying them for a period of six years and requiring the surviving company to continue to provide insurance coverage for covered officers and directors for a period of six years. In addition, under the merger agreement, Deere has accepted the prior decision of Richton's board of directors to set aside a total of $1,050,000 for severance payments to certain executive officers and employees. Under Richton's Deferred Compensation Plan, Mr. Sullivan will receive, or a trust will receive for Mr. Sullivan's benefit, a severance payment equal to $800,000. Under a separate agreement, Mr. Griffin will receive a severance payment equal to one year's salary and will have his family medical benefits continued and paid until his 65th birthday. Mr. Sullivan will also enter into a one-year consulting agreement with Deere providing for the payment to Mr. Sullivan of $200,000 and a one-year non-compete agreement with Deere providing for the payment to Mr. Sullivan of $200,000. The vesting of 13,333 shares of Richton common stock held by Mr. Sullivan will accelerate if the merger is consummated after August 8, 2001 as a result of stockholder approval of the merger agreement. You should consider whether these different interests may have influenced the directors and executive officers to support and recommend the merger. See "The Merger-Interests of Richton Management in the Merger" at page 34.

   Owning Deere common stock involves certain risks related to owning equity securities.

   If you receive Deere common stock in the merger, you will have the risks faced by other Deere common stockholders.

                           FORWARD-LOOKING STATEMENTS

   Some of the statements included or incorporated by reference in this proxy statement/prospectus that are not statements of historical fact are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those preceded by, followed by or that include the words "may", "will", "should", "expects", "intends", "plans", "projects", "believes", "estimates", "anticipates", "potential" and variations of these and similar expressions. With respect to all forward-looking statements, Richton and Deere claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act.

   You should understand that the following important factors, in addition to those discussed in "Risk Factors" previously and elsewhere in this document and in the documents which are incorporated by reference, could affect the future results of Deere, Richton and the combined company following the completion of the merger, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements:

  . material adverse changes in economic and industry conditions and customer demand generally or in the markets served by Richton and Deere, including residential and commercial real estate development markets;

  . the many interrelated factors that affect farmers' confidence, including worldwide demand for agricultural products, world grain stocks, prices realized for crops and livestock, weather conditions, real estate values, animal diseases, crop pests, harvest yields and government farm programs;

  .  general economic conditions and housing starts;

  . legislation, primarily legislation relating to agriculture, the environment, commerce and government spending on infrastructure; actions of competitors in the various industries in which we compete;

  . levels of new and used field inventories and inventories held by dealer owned rental fleets and independent rental companies;

  . production difficulties, including capacity and supply constraints; dealer practices;

  .  labor relations; interest and currency exchange rates;

  .  monetary and fiscal policies (including actions by the Federal Reserve
     Board);

  .  technological difficulties;

  .  accounting standards;

  . the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the integration process; and

  .  other risks and uncertainties.

   Retail sales of agricultural equipment are especially affected by weather, while the number of housing starts is especially important to sales of construction equipment. Prices for lumber and pulp are important to sales of forestry equipment. Sales of consumer equipment are affected by general economic activity, employment, consumer borrowing patterns and weather conditions. Deere's outlook is based upon assumptions relating to the factors described above, which are sometimes based upon estimates and data prepared by government agencies. These estimates and data are often revised.

                          THE RICHTON SPECIAL MEETING

Date, Time and Place

   The Richton special meeting will be held on [Day], [Date], 2001 at [1:00
p.m.], Eastern Time, at                                  .

Matters to Be Considered at the Richton Special Meeting

   At the Richton special meeting, stockholders will be asked to consider and vote upon a proposal to approve the merger agreement and the merger, and such other matters as may properly come before the Richton special meeting. It is currently contemplated that no other matters will be considered at the special meeting.

Record Date; Stock Entitled to Vote; Quorum

   Stockholders of record of shares of Richton common stock at the close of business on [Date], 2001, the record date for the Richton special meeting, are entitled to receive notice of, and have the right to vote at, the Richton
special meeting. On the record date, approximately [        ] shares of Richton
common stock were issued and outstanding. Stockholders of record of shares of Richton common stock on the record date are each entitled to one vote per share on the approval and adoption of the merger agreement and the merger.

   A quorum of stockholders is necessary to have a valid meeting of stockholders. A majority of the shares of Richton common stock issued and outstanding and entitled to vote on the record date must be present in person or by proxy at the Richton special meeting in order for a quorum to be established.

   Abstentions and broker "non-votes" count as present for establishing a quorum. Shares held by Richton in its treasury or by any majority-owned subsidiary of Richton do not count toward a quorum.

   A broker "non-vote" occurs on an item when a broker is not permitted to vote on that item without instructions from the beneficial owner of the shares and no instructions are given. We expect, in the event that a quorum is not present at the Richton special meeting, that the meeting will be adjourned or postponed to solicit additional proxies.

Votes Required

   Approval and adoption of the merger agreement and the merger will require the affirmative vote of the holders of a majority of the shares of the Richton common stock outstanding on the record date. Under applicable Delaware law, in determining whether the proposal to approve and adopt the merger agreement and the merger has received the requisite number of affirmative votes, abstentions will be counted and have the same effect as a vote "against" the proposal. In addition, failing to vote will have the same effect as a vote "against" the proposal. Under the applicable rules of the AMEX, a bank, broker or other fiduciary who holds shares for customers who are the beneficial owners of those shares are prohibited from giving a proxy to vote those customers' shares with respect to the proposal to be voted on at the Richton special meeting in the absence of specific instructions from the customer. Shares held by a broker, bank or other fiduciary which are not voted because the customer has not provided instructions to the broker, bank or other fiduciary will have the same effect as a vote "against" the proposal.

Recommendation of the Richton Board's Special Committee to Approve the Merger

   The special committee of the board of directors of Richton has unanimously determined that the terms of merger and the merger agreement are in the best interests of Richton and the Richton stockholders. The special committee of Richton's board of directors recommends a vote "FOR" approval of the proposed merger. The remaining directors of Richton join in this recommendation.

Share Ownership of Management

   At the close of business on the record date, directors and executive officers of Richton beneficially owned and were entitled to vote approximately 1,833,385 shares of Richton common stock, collectively representing 53.0% of the shares of Richton common stock outstanding on that date. Each director and executive officer has indicated his or her present intention to vote, or cause to be voted, the shares of Richton common stock owned by him or her "for" the approval and adoption of the merger agreement and the merger.

Voting Agreement

   Deere, Green Mergersub, Mr. Sullivan and FRS Capital have entered into a voting agreement. Under the voting agreement, Mr. Sullivan and FRS Capital, which together own 1,434,274 shares of Richton common stock, constituting approximately 41.5% of the outstanding shares of Richton common stock, have agreed to vote their shares in favor of the merger agreement and the proposed merger. See "Voting Agreement" on page 52.

Voting of Proxies

   Submitting Proxies. The proxy accompanying this proxy statement/prospectus (as mailed to Richton's stockholders) is solicited on behalf of the special committee of Richton's board of directors for use at the special meeting of Richton's stockholders. Please complete, date and sign the accompanying proxy and promptly return it in the enclosed envelope or otherwise mail it to the corporate offices of Richton to the attention of Richton's corporate secretary. All properly signed proxies that Richton receives before the vote at the meeting that are not properly revoked will be voted at the meeting according to the instructions indicated on the proxies or, if no direction is indicated, will be voted "FOR" each of the proposals described in this proxy statement/prospectus to be considered at the special meeting of Richton stockholders.

   Revoking Proxies. You may revoke your proxy at any time before it is voted at the meeting by taking any of the following actions:

  . delivering a written notice to the Corporate Secretary of Richton, at Richton International Corporation, 767 Fifth Avenue, New York, New York 10153, bearing a date later than the date of the proxy, stating that the proxy is revoked;

  . signing and delivering, before the vote at the meeting, a subsequently dated proxy; or

  . appearing in person and voting at the special meeting (attendance at the special meeting will not, in and of itself, revoke a proxy).

   Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote in person at the special meeting, you must bring to the special meeting a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares in order to act with respect to those shares at the special meeting.

   Other Business; Adjournments. Richton is not aware of any other business to be acted upon at the Richton special meeting. If, however, other matters are properly brought before the Richton special meeting, or any adjourned meeting, your proxies will have discretion to act on those matters or to adjourn the meeting, according to their best judgment.

   Adjournments of the Richton special meeting may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made at any time by stockholders representing a majority of the votes present in person or by proxy at the Richton special meeting, whether or not a quorum exists, without further notice other than by an announcement made at the meeting. Richton does not currently intend to seek an adjournment of its special meeting.

   Proxy Solicitation. The cost of solicitation of proxies from stockholders will be paid by Richton. In addition to solicitation by mail, the directors, officers and employees of Richton may also solicit proxies from stockholders by telephone, telecopy, telegram or in person. Richton will also make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners. Upon request, we will reimburse those brokerage houses and custodians for their reasonable expenses in so doing.

   Richton has retained Georgeson Shareholder Communications Inc. to aid in the solicitation of proxies and to verify certain records related to the solicitations. Georgeson will receive customary fees as compensation for its services and reimbursement for its related out-of-pocket expenses. Richton has agreed to indemnify Georgeson against certain liabilities arising out of or in connection with its engagement.

   Do not send in any stock certificates with your proxy card. All stockholder election forms must be received by the exchange agent at its designated offices by 5:00 p.m., Eastern Time, on the business day next preceding the effective time of the merger. The election form must be properly completed and signed and accompanied by certificates for the shares of Richton common stock to which the election form relates. Richton stockholders are urged to send their election forms, accompanied by their stock certificates, so that they are received by the exchange agent no later than 5:00 p.m., Eastern Time, on [one business day before the meeting], 2001, in order to ensure that their election forms are received by the deadline referred to above.

   TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE SPECIAL MEETING, PLEASE
     COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE POSTAGE-PAID ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE
      MEETING. YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED IN
                     ACCORDANCE WITH THE ABOVE PROCEDURES.

                                   THE MERGER

Background of the Merger

   In 2000, Deere developed a "green industry" strategy that was designed to expand Deere's participation with landscape contractors and other landscape professionals to increase the level of business these parties could transact with Deere. In the green industry area, Deere identified irrigation as a major opportunity. After studying the irrigation business and evaluating strategic alternatives, Deere determined that the best strategy was to acquire entities engaged in the distribution of products in the green industry, including irrigation products and systems. Deere subsequently identified several companies, including Richton, which were in the irrigation equipment distribution business.

   On July 18, 2000, David Werning and Michael McGrady (current president and vice president, respectively, of McGinnis Farms, Inc., doing business as John Deere Landscapes, Inc.) met with Fred R. Sullivan, president, chief executive officer and chairman of the board of Richton, and the chief financial officer of Richton, in New York to explore the feasibility of a strategic transaction involving Deere and Richton. Mr. Sullivan advised the Deere representatives that Richton was not for sale and that Richton intended to pursue its course of expansion through acquisitions and the opening of new branches. Informal conversations between the parties continued from time to time over the next eight weeks.

   On October 6, 2000, Deere sent a letter to Mr. Sullivan expressing Deere's interest in pursuing an acquisition of Richton. On October 10, 2000, Deere submitted to Richton a proposal indicating an interest in acquiring all of Richton's common stock for $100 million. The Richton board of directors, after due consideration, made a determination that the indication of interest was too preliminary in nature and below expectations in terms of price to warrant further consideration at that time; and Richton's management reiterated its intent to pursue its own strategic course. On November 21, 2000, at the invitation of Deere, Mr. Sullivan and Richton's CFO met with John Jenkins, president of the worldwide commercial and consumer equipment division of Deere, Robert Lane, chief executive officer of Deere, and Messrs. Werning and McGrady at the corporate headquarters of Deere. As a result of the discussions between Mr. Sullivan and Deere, Deere indicated that it was prepared to increase the proposed offer price. Further discussions on the feasibility of a strategic transaction as well as price and terms would ensue.

   On December 4, 2000, members of Deere's management made a presentation to the Deere board of directors during which they outlined a strategy to expand participation in the green industry by acquiring companies. Included in the presentation was a discussion of possible terms for a proposed acquisition of Richton. Deere's board of directors authorized Deere's management to move forward with its efforts to proceed with a business combination transaction with Richton. At this time, Richton made no similar authorization or commitment. Throughout this period, Richton continued to implement its existing business/strategic plan.

   On or about December 5, 2000, Deere indicated that it was prepared to make an enhanced offer of $125 million on an all cash basis, with various transition issues to be discussed. On December 19, 2000, Deere representatives and Richton's CFO and Richard Barnitt, a Richton director, met at Richton's offices in New York City to discuss aspects of Deere's proposed offer of $125 million and anticipated due diligence. At the request of Mr. Sullivan, Deere's representatives suggested that an exchange-of-stock pricing mechanism might be arranged, as well as a cash offer. As a precondition to formal consideration by the Richton board, Richton representatives asked for clarification of Deere's pricing mechanism. During this time, Richton received unsolicited indications of interest from other prospective strategic partners.

   On January 9, 2001, Mr. Jenkins spoke with Mr. Sullivan regarding the potential terms of a transaction. During the conversation, Mr. Jenkins outlined an offer with an exchange-of-stock pricing mechanism and aggregate consideration of $125 million. Under the terms of the discussion, Richton shareholders would have the opportunity to elect to receive cash or Deere common stock in exchange for their shares of Richton common stock, provided that no more than 49% of the shares of Richton common stock could be exchanged for cash. On January 9, 2001, Deere sent Mr. Sullivan a letter summarizing the potential terms of the transaction as discussed in the January 9, 2001 conversation between Messrs. Jenkins and Sullivan.

   On January 10, 2001, Richton's management presented the Deere proposal for consideration at a meeting of Richton's board of directors. The Richton board of directors formed a special committee of the board of directors for the purpose of formally considering the Deere proposal and other strategic alternatives including, but not limited to, Richton continuing with its existing business plan. The Richton board of directors gave the special committee authority to consider strategic alternatives, negotiate terms and undertake due diligence if it deemed such actions appropriate. The special committee retained Sills Cummis Radin Tischman Epstein & Gross, P.A. as its special counsel. On January 16, 2001, Richton issued a press release indicating it had received and was considering unsolicited expressions of interest in acquiring Richton.

   On January 26, 2001, Richton and Deere entered into a confidentiality agreement and Richton agreed to supply to Deere documents and information about Richton's business.

   On January 29, 2001, the special committee convened to review with special counsel the duties of the special committee and to discuss Richton's strategic course, the Deere offer and other strategic alternatives. On January 31, 2001, the special committee met at Richton's New York headquarters to consider an appropriate course of action for Richton. The special committee deemed the viewpoint of an investment bank important to determining the fairness of any transaction to Richton's shareholders from a financial point of view and, after consideration of a variety of investment banking candidates, engaged the investment banking firm of Gleacher & Co. LLC. Gleacher & Co. was asked to present a preliminary analysis of the market, Deere's business and prospects, and the Deere proposal.

   Commencing in February 2001 and through the signing of the merger agreement, representatives of Deere and Richton's special committee, with their respective financial and legal advisors, held numerous discussions during which they negotiated various terms of the merger agreement, including the termination fee and Richton's fiduciary obligations with respect to competing offers, and the terms of the voting agreement.

   On February 6, 2001, Deere commenced the due diligence process at the offices of Richton's outside counsel. Thereafter, representatives of Deere conducted due diligence at Richton and its subsidiaries. On March 1, 2001, the special committee convened a conference call in which it reviewed the progress of due diligence and the negotiations with Deere and also reviewed the plans by Richton to further its existing strategic course. On March 29, 2001, due diligence meetings were held in New York City. At that meeting, Richton's management team answered questions from Deere's management team about Richton's milestones, sales and marketing strategy and historical and financial performance, and Deere's management team answered questions from Richton about Deere's milestones, sales and marketing strategy and historical and financial performance. On-site due diligence by Deere continued through early April 2001. During this period, Richton and Gleacher & Co. conducted due diligence with respect to Deere.

   On April 20, 2001, Deere confirmed its willingness to move forward with the proposed transaction. On April 24, 2001, the special committee met and determined to proceed with a final review of the proposed transaction. The special committee's special counsel and Gleacher & Co. were directed to proceed with their negotiation of documentation and financial review.

   On May 1, 2001, representatives of Deere met telephonically with representatives of Gleacher & Co. to discuss Deere's business and the perceived benefits of combining Deere and Richton. At the special committee's direction, Gleacher & Co. conducted a detailed review of financial information provided by Deere.

   On May 22, 2001, the special committee met to discuss strategic options and review the proposed transaction with Deere. The special committee heard a presentation by its special counsel regarding the terms of Deere's offer. Gleacher & Co. reviewed alternative valuation methodologies and recent transactions. Gleacher & Co. delivered its oral opinion to the special committee, later confirmed in writing, to the effect that the proposed merger consideration was fair to Richton's stockholders (other than Deere and its affiliates) from a financial point of view. At that meeting, the special committee approved the proposed transaction with Deere subject to consent to the proposed merger and merger agreement from Richton's board of directors. The special committee then authorized its counsel to complete all documentation associated with the proposed merger.

   On May 29, 2001, the Richton board of directors considered the approval of the Deere transaction from the special committee and approved the merger and merger agreement. On May 29, 2001, the parties signed the definitive merger agreement. On May 30, 2001, Richton and Deere issued separate press releases announcing the execution of the merger agreement. The voting agreement thereafter was executed and delivered and accepted by Deere.

Recommendation of the Special Committee of the Richton Board of Directors

   After careful consideration, the special committee of the Richton board of directors has determined the proposed merger and the merger agreement to be fair to and in the best interests of Richton and its stockholders. The special committee unanimously recommends approval of the proposed merger and the merger agreement. The remaining members of Richton's board of directors join in the recommendation. In considering the recommendation of the special committee, you should be aware that certain directors and executive officers of Richton may have certain interests in the merger that are different from, or are in addition to, the interests of Richton's stockholders generally. Also, directors and officers will receive continuing indemnification and directors and officers insurance coverage under the provisions of the merger agreement. The directors and officers of Richton will not continue as directors and officers after the merger. The members of the special committee are not officers of Richton. See "--Interests of Richton Management in the Merger" at page 34.

Richton's Reasons for the Merger

   In its evaluation of the proposed merger, the special committee of the Richton board of directors consulted Richton's management, as well as its outside financial advisor, consultants and legal counsel and, over the course of several meetings, considered numerous potential benefits of the merger, the most important of which included:

  . Richton stockholders may elect to receive shares of Deere common stock, a substantially larger and more established and diversified participant in the agricultural equipment industry and, as a Fortune 500 and NYSE registered company, with a market in its stock that is larger and better established than that of the market for Richton's stock, providing the potential for greater stock marketability and/or return in the future than Richton may have on its own;

  . the view of the special committee that the combined company resulting from the merger, as a subsidiary of Deere, will have, among other things:

    --substantially greater financial and other resources available to it than Richton as a stand-alone company;

    --an enhanced marketing capability and the potential for a broader national and international presence; and

    --a larger sales force able to reach more customers;

  . the fact that, for stockholders electing to receive solely Deere common stock, the merger is structured to be tax-free except to the extent cash is received in lieu of fractional share interests (see "The Merger-Material United States Federal Income Tax Consequences" on page 37);

  . the fact that the exchange ratio is fixed at .8415 shares of Deere common stock for each share of Richton common stock if the average closing sales price of Deere common stock for the 10 consecutive trading days ending on the second full trading day before the effective time of the merger is equal to or more than $42.9375 and that this ratio will increase if such average closing sales price is less than $42.9375, so that, in that latter case, Richton stockholders will receive more shares of Deere common stock, in effect maintaining the value of the aggregate consideration to be received by Richton stockholders if the average closing sales price were $42.9375; and

  . the fact that, for Richton stockholders electing to receive cash, the price per share to be received by Richton stockholders is fixed at $36.1299 per share and is in excess of the price at which Richton's common stock has traded in the public market in the recent past. Richton's common stock has been traded on the AMEX since November, 1989. The highest closing bid price at which Richton common stock has traded since that date prior to Richton's announcement that it was considering unsolicited expressions of interest was $25.125 on January 11, 2001. The trading volume of Richton shares is relatively low with an average weekly trading volume during the 52 weeks prior to entering into the merger agreement of approximately 30,750 shares. Deere's common stock has been traded on the NYSE since 1933 and its average daily trading volume during the 52 weeks prior to entering into the merger agreement was 1,065,821 shares. The agreed-upon price of $36.1299 per share of Richton common stock was $7.1299 (24.6%) over the price at which Richton common stock closed on May 29, 2001, the last trading day before the merger agreement was signed and announced.

   The special committee considered a number of factors in its deliberations concerning the proposed merger culminating in its decision to recommend approval of the proposed merger, including, but not limited to:

  . information regarding historical market prices and other information with respect to the Richton common stock and Deere common stock, and the financial performance and condition, assets, liabilities and business operations of the two companies;

  . the prospects of each of Richton and Deere and their projected future values and prospects as separate entities and on a combined basis;

  . the oral presentation delivered by Gleacher & Co. to the special committee and the subsequent written opinion of Gleacher & Co. addressed to the special committee to the effect that, as of that date, based upon and subject to the various considerations set forth in the Gleacher & Co. opinion, the merger consideration was fair, from a financial point of view, to Richton's stockholders (other than Deere and its affiliates);

  . a comparison of selected recent acquisition and merger transactions in the industry, as well as the trading performance of comparable companies in the industry;

  .  the expected tax and accounting treatment of the proposed merger;

  . reports from management, financial advisors, consultants and legal advisors as to the results of their due diligence investigations of Deere;

  . the viability and potential benefits of strategic alternatives to the proposed merger available to Richton;

  . the risk that the benefits sought to be achieved in the proposed merger will not be achieved;

  . the risks associated with Deere's expansion into a line of business relatively new (albeit related) to Deere with the acquisition of Richton;

  . the risks associated with Deere's common stock price falling after the exchange ratio is fixed and the lack of control over the performance of Deere's stock, the performance of stock in the agricultural industry and the volatility in the stock market generally, in the future; and

  .  the other risks described above under "Risk Factors" on page 18.

   This discussion of information and factors considered by the special committee is not intended to be exhaustive but is believed to include the material factors considered by the special committee. In view of the wide variety of factors considered by the special committee, the special committee did not find it practical to quantify or otherwise assign relative weights to the specific factors considered. The special committee did not reach any specific conclusion with respect to any one factor considered, but rather conducted an overall analysis of these factors, including discussions with management and legal and financial advisors. The special committee did not believe the negative factors were sufficient to outweigh the potential advantages of the merger. After taking into account all the factors, the special committee unanimously agreed that the terms of the merger agreement and the proposed merger were fair to, and in the best interests of, Richton and its stockholders and that Richton should enter into the merger agreement.

Opinion of Richton's Financial Advisor

   The special committee of the board of directors of Richton engaged Gleacher & Co. to act as the special committee's financial advisor in connection with the proposed merger between Richton and Deere and related matters based upon Gleacher & Co.'s qualifications, expertise and reputation. In connection with this engagement, the special committee requested Gleacher & Co. to evaluate the fairness, from a financial point of view, of the merger consideration to Richton stockholders (other than Deere and its affiliates). On May 22, 2001, the special committee convened to review the proposed transaction with Deere and the terms of the merger agreement. During this meeting, Gleacher & Co. rendered its oral opinion, which, on May 29, 2001, was subsequently confirmed in writing, that, as of that date, based upon and subject to the various considerations set forth in the Gleacher & Co. opinion, the merger consideration was fair, from a financial point of view, to Richton stockholders (other than Deere and its affiliates). Gleacher & Co. expressed no opinion as to the prices at which Richton and Deere common stock will trade following announcement of the execution of the merger agreement or upon consummation of the transactions contemplated by the merger agreement.

   The full text of Gleacher & Co.'s opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the review undertaken, in connection with the delivery of this opinion, is attached as Annex B to this proxy statement/prospectus. Richton stockholders are urged to read the Gleacher & Co. opinion carefully and in its entirety. The summary of the opinion of Gleacher & Co. set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

   Gleacher & Co.'s opinion is addressed to the special committee of Richton's board of directors and is directed only to the fairness, from a financial point of view, of the merger consideration to Richton stockholders (other than Deere and its affiliates) and is not intended to and does not constitute a recommendation to any stockholder of Richton as to how such stockholder should vote with respect to the merger. Although Gleacher & Co. evaluated the financial terms of the merger, Gleacher & Co. was not asked to and did not recommend that Richton engage in the merger and the transactions contemplated by the merger agreement on the terms set forth therein, which were the result of arm's length negotiations between Richton and Deere.

   In connection with rendering its opinion, Gleacher & Co., among other things:

  . reviewed certain publicly available financial statements and other information of Richton and Deere;

  . reviewed certain internal financial statements and other financial and operating data concerning Richton prepared by the management of Richton;

  . analyzed certain financial forecasts prepared by the management of Richton, which forecasts Richton represented to Gleacher & Co. were consistent with the best judgments of Richton's management as to the future financial performance of Richton and were the best currently available forecasts with respect to such future financial performance of Richton;

  . discussed the past and current operations and financial condition and the prospects of Richton with senior executives of Richton;

  . reviewed the reported prices and trading activity for Richton common stock and Deere common stock;

  . compared the financial performance of Richton and Deere and the prices and trading activity of Richton common stock and Deere common stock with that of certain other comparable publicly traded companies and their securities;

  . reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  .  reviewed a draft of the merger agreement and certain related documents;
     and

  . performed other analyses and considered other factors as Gleacher & Co. deemed appropriate.

   In rendering its opinion, Gleacher & Co. has assumed and relied upon without independent verification the accuracy and completeness of the financial and other information reviewed by it for the purposes of its opinion. With respect to the financial projections provided to Gleacher & Co., with the consent of the special committee of Richton's board of directors, Gleacher & Co. has assumed that they have been reasonably prepared and are consistent with the best currently available estimates and judgments of the senior management of Richton as to the future financial performance of Richton. Gleacher & Co. has not, with the permission of the special committee, discussed with Deere financial forecasts, with respect to Deere, which were prepared by unaffiliated financial analysts, and Deere has not provided Gleacher & Co. any internally prepared financial forecasts with respect to Deere. Gleacher & Co. assumes no responsibility for and expresses no view as to such forecasts or the assumptions on which they are based, and has relied upon the assurances of the senior management of Richton that they are unaware of any facts that would make the information provided to or reviewed by it incomplete or misleading. Gleacher & Co. has also assumed, based upon the information which has been provided and without assuming responsibility for independent verification therefor, that no material undisclosed liability exists with respect to Richton or Deere. Gleacher & Co. has not made any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of Richton or Deere or any of their subsidiaries, nor has Gleacher & Co. been furnished with any such valuations or appraisals. Gleacher & Co. has assumed that the merger will be accounted for as a purchase transaction in accordance with U.S. generally accepted accounting principles and will qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. Gleacher & Co. has also assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement and that all of the representations and warranties of the parties to the merger agreement are true, that the covenants of each party to the merger agreement will be fully complied with, and that all conditions to the merger set forth in the merger agreement will be satisfied and not waived. Gleacher & Co.'s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, May 29, 2001. It should be understood that, although subsequent developments may affect this opinion, Gleacher & Co. does not have any obligation to update, revise or reaffirm this opinion.

   Gleacher & Co.'s opinion addresses only the fairness, from a financial point of view, to the stockholders of Richton (other than Deere and its affiliates) of the merger consideration, and Gleacher & Co. does not express any view as to any other term of the proposed merger or the transactions contemplated by the merger agreement. Gleacher & Co.'s opinion does not address Richton's underlying business decision to effect the transactions contemplated by the merger agreement.

   The following is a brief summary of the material valuation, financial and comparative analyses considered by Gleacher & Co. in connection with the rendering of its opinion. This summary does not purport to be a complete description of the analyses underlying Gleacher & Co.'s opinion. The following summary of the analyses contains information in tabular format. In order fully to understand the financial analyses used by Gleacher & Co., the tables must be read in conjunction with the text of each summary. The tables alone do not constitute a complete description of the financial analyses summarized therein.

   Transaction Summary. Gleacher & Co. reviewed the principal terms of the merger agreement, noting, among other things, that:

  . the holder of each share of Richton common stock may elect to receive as consideration: (i) that fraction of a share of Deere common stock equal to the fraction obtained by dividing $36.1299 by the average of the closing sale prices of Deere common stock for the period of the ten consecutive trading days ending on the second full trading day prior to the effective time of the merger, provided, however, that if the shares of Deere common stock have an average closing sales price equal to or more than $42.9375, then the exchange ratio will be fixed at 0.8415, or (ii) cash consideration equal to $36.1299, provided, however, that the cash consideration will only be available for up to 49% of the Richton common stock.

  . the merger agreement provides for a voting agreement whereby Mr. Sullivan and FRS Capital have agreed to vote all shares held by them, representing approximately 41.5% of the Richton shares outstanding, in favor of the merger agreement;

  . the merger agreement provides for a termination fee of $2.0 million, subject to the provisions of the merger agreement;

  . the merger will be accounted for as a purchase transaction in accordance with U.S. generally accepted accounting principles; and

  . the merger is expected to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

   Historical Trading Analysis. Gleacher & Co. reviewed the historical closing stock prices of Deere common stock and Richton common stock and the implied historical exchange ratios, determined by dividing the closing price per share of Richton common stock by the closing price per share of Deere common stock. Gleacher & Co. noted, among other things, that the implied historical exchange ratio over the last year had not exceeded the exchange ratio pursuant to the merger agreement.

   Comparable Company Analysis. Gleacher & Co. reviewed selected financial information, ratios and public market multiples for certain selected publicly traded companies that Gleacher & Co. deemed relevant, with respect to Richton and Deere, respectively.

   For Richton, the selected comparison group included a total of eleven companies: Aviall, Inc.; Building Materials Holding; Central Garden & Pet Co.; Genuine Parts Co.; W.W. Grainger, Inc.; Hughes Supply, Inc.; Huttig Building Products, Inc.; Lesco, Inc.; Noland Co.; SCP Pool Corp.; and Watsco, Inc., which are referred to in this proxy statement/prospectus as the Richton comparable companies. Gleacher & Co. reviewed, among other information, the Richton comparable companies' ratios, or multiples, of enterprise value (equal to the value of fully diluted common equity plus total debt, preferred stock, and minority interests, if any; less cash, cash equivalents, and the estimated value of any unconsolidated assets, if any) to latest twelve months, or LTM, net sales; earnings before interest, taxes, depreciation and amortization, or EBITDA; and earnings before interest and taxes, or EBIT, and the ratios of equity value (equal to the value of fully diluted common equity) to LTM net income and book value. All data are based on publicly available information and on market information as of May 18, 2001. The range, mean and median of these ratios are summarized in the table below.

                                 Enterprise Value
                                    Multiples        Equity Value Multiples
                              ---------------------- --------------------------
                              Net Sales EBITDA EBIT  Net Income     Book Value
                              --------- ------ ----- -----------    -----------
   High......................   0.97x   12.6x  15.4x         27.2x           4.7x
   Low.......................   0.19x    4.8x   5.9x          7.5x           0.4x
   Mean......................   0.49x    7.6x  10.1x         15.2x           1.5x
   Median....................   0.42x    7.3x   9.9x         14.3x           1.2x

   Gleacher & Co. noted that the consideration to be received by Richton's stockholders in the merger implies enterprise value multiples of 0.68x LTM net sales, 10.5x LTM EBITDA, and 12.2x LTM EBIT, respectively, and equity value multiples of 19.1x LTM net income and 5.1x book value, respectively.

   For Deere, the selected comparison group included a total of seven companies: AGCO Corp.; Alamo Group, Inc.; Caterpillar Inc.; CNH Global N.V.; Lindsay Manufacturing Co.; Terex Corp.; and Valmont Industries, Inc., which are referred to in this proxy statement/prospectus as the Deere comparable companies.

Gleacher & Co. reviewed, among other information, the Deere comparable companies' ratios of enterprise value to LTM net sales, EBITDA, and EBIT; the ratios of market equity value to LTM net income and book value; and the ratios of price to estimated earnings per share, or price/earnings multiples for calendar years 2001 and 2002. All data are based on publicly available information and on market information as of May 18, 2001. Estimated earnings per share figures are based on Institutional Brokers Estimate System mean estimates. The range, mean and median of these ratios are summarized in the table below.

                               Enterprise Value        Equity Value
                                  Multiples              Multiples       Price/Earnings Multiples
                            ---------------------- --------------------- -------------------------
                            Net Sales EBITDA EBIT  Net Income Book Value    2001E        2002E
                            --------- ------ ----- ---------- ---------- ------------ ------------
   High....................   1.49x   11.3x  25.2x   28.8x       3.4x           21.3x        15.9x
   Low.....................   0.43x    6.3x   7.6x    9.1x       0.7x           10.1x         8.2x
   Mean....................   0.86x    8.4x  13.5x   17.4x       1.8x           16.3x        11.7x
   Median..................   0.79x    8.0x  13.2x   16.8x       1.5x           16.7x        10.9x

   Gleacher & Co. noted that Deere's current share price implies enterprise value multiples of 0.98x LTM net sales, 11.7x LTM EBITDA, and 18.7x LTM EBIT, respectively; equity value multiples of 21.5x LTM net income and 2.1x book value, respectively; and price/earnings multiples of 26.7x and 18.3x estimated earnings per share for calendar years 2001 and 2002, respectively.

   No company used in the comparable company analysis is identical to Richton or Deere. Accordingly, any comparable company analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Richton and Deere and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using comparable company data.

   Precedent Transaction Analysis. Gleacher & Co. reviewed the multiples and premiums paid in certain selected public change of control transactions that Gleacher & Co. deemed relevant. The selected comparison group included a total of eleven precedent transactions:

    .  Kent Electronics Corp. pending acquisition by Avnet, Inc.;

    .  McGinnis Farms, Inc. acquisition by Deere & Company;

    .  JLK Direct Distribution, Inc. acquisition by Kennametal, Inc.;

    .  Westburne, Inc. acquisition by Rexel SA;

    .  WF Electrical PLC acquisition by Hagemeyer NV;

    . Cameron Ashley Building Products, Inc. acquisition by Guardian Industries Corp.;

    . Wilmar Industries, Inc. acquisition by Parthenon Capital, Inc. and Chase Capital Partners;

    .  Innovative Valve Technologies, Inc. acquisition by Flowserve Corp.;

    .  Graham Group PLC acquisition by Meyer International PLC;

    .  White Cap Industries, Inc. acquisition by Leonard Green & Partners,
       L.P.

    .  British Fittings Group PLC acquisition by Wolseley PLC; and

    . Dahl International AB acquisition by EQT Scandinavia BV and Forvaltnings AB Ratos.

   Gleacher & Co. reviewed, among other information, the ratios of enterprise value to LTM net sales, EBITDA, and EBIT and the ratios of equity value to LTM net income and book value implied by the precedent transactions listed above. All data are based on publicly available information. The range, mean and median of these ratios are summarized in the table below.

                                       Enterprise Value        Equity Value
                                          Multiples              Multiples
                                    ---------------------- ---------------------
                                    Net Sales EBITDA EBIT  Net Income Book Value
                                    --------- ------ ----- ---------- ----------
   High............................   1.20x   10.3x  15.8x   21.3x       2.5x
   Low.............................   0.30x    5.4x   7.2x    9.6x       0.2x
   Mean............................   0.61x    7.7x  10.4x   15.3x       1.7x
   Median..........................   0.55x    8.0x   9.9x   15.3x       2.0x


   Gleacher & Co. noted that the consideration to be received by Richton's stockholders in the merger implies enterprise value multiples of 0.68x LTM net sales, 10.5x LTM EBITDA, and 12.2x LTM EBIT, respectively, and equity value multiples of 19.1x LTM net income and 5.1x book value, respectively.

   Gleacher & Co. reviewed the purchase premiums implied by the purchase prices of the precedent transactions and the respective targets' unaffected closing share prices one day, one week, and four weeks prior to the initial announcement date of the transaction. The range, mean and median of these premiums are summarized in the table below.

                                                          Purchase Premiums
                                                     ---------------------------
                                                     One Day One Week Four Weeks
                                                     ------- -------- ----------
   High.............................................  111.2%  127.6%    188.0%
   Low..............................................   14.0%   23.0%     18.7%
   Mean.............................................   45.1%   60.3%     66.4%
   Median...........................................   40.1%   45.3%     55.3%

   Gleacher & Co. noted that the consideration to be received by stockholders of Richton in the merger implies premiums relative to Richton's closing stock price one day, one week and four weeks prior to the announcement, on January 16, 2001, that Richton had received an unsolicited acquisition offer of 48.2%, 65.2%, and 70.0% respectively.

   No transaction used in the precedent transaction analysis is identical to the merger. Accordingly, any precedent transaction analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Richton and other factors that could affect the value of the companies to which it is being compared and of the transactions to which the merger is being compared. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using precedent transaction data.

   Premiums Paid Analysis. Gleacher & Co. reviewed the premiums paid in a broad group of selected public change of control transactions in the wholesale trade and manufacturing sectors with transaction values between $100 million and $300 million, announced during the last three years. Gleacher & Co. reviewed the purchase premiums based on the targets' closing share prices one day, one week, and four weeks prior to the announcement date of the transaction. All data are based on publicly available information and on market information as of May 18, 2001. The mean and median of these premiums are summarized in the table below.

                                                          Purchase Premiums
                                                     ---------------------------
                                                     One Day One Week Four Weeks
                                                     ------- -------- ----------
   Mean.............................................  45.6%    53.0%     61.3%
   Median...........................................  30.3%    38.8%     48.0%

   Gleacher & Co. noted that the consideration to be received by stockholders of Richton in the merger implies premiums relative to Richton's closing stock price one day, one week and four weeks prior to the announcement, on January 16, 2001, that Richton had received an unsolicited acquisition offer of 48.2%, 65.2% and 70.0%, respectively.

   Discounted Cash Flow Analysis. Gleacher & Co. performed a discounted cash flow analysis to calculate an estimate of the theoretical present fully diluted equity value per share of Richton using financial forecasts through the fiscal year ending December 2005 that were prepared by the management of Richton. Gleacher & Co. utilized discount rates ranging from 8.5% to 9.5% and EBITDA terminal value multiples ranging from 5.5x to 6.5x. This analysis showed a range of present values per fully diluted Richton share of $27.32 to $34.77. This analysis did not purport to be indicative of actual values or expected values of the shares of Richton common stock before or after the merger.

   Leveraged Buyout Analysis. Gleacher & Co. performed an analysis to calculate an estimate of the theoretical purchase price which could potentially be obtained in a hypothetical leveraged buyout transaction, or LBO, with a capitalization reflective of the current leveraged finance market. Gleacher & Co. used in its analysis financial forecasts through the fiscal year ending December 2005 that were prepared by the management of Richton. The LBO analysis assumed (1) a $23.00 per share purchase price, (2) total debt capacity at closing of 4.0x LTM EBITDA for Richton, (3) interest rates on tranches of senior debt and mezzanine debt financing ranging from 8.00% to 11.50%, (4) terminal EBITDA multiples ranging from 7.0x to 8.0x and (5) equity ownership dilution for mezzanine financing providers and management incentive programs ranging in the aggregate from 0.0% to 10.0%. Based on these assumptions, this analysis showed a range of theoretical returns to equity sponsors of 20.3% to 27.8%. This analysis did not purport to be indicative of the actual purchase price or expected purchase price that would be obtained in an LBO.

   The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Gleacher & Co. believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion and the presentation to the special committee of Richton's board of directors. Gleacher & Co. has not indicated that any of the analyses which it performed had a greater significance from any other. In addition, Gleacher & Co. may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Gleacher & Co.'s view of the actual value of Richton.

   In performing its analyses, Gleacher & Co. made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of either Richton or Deere. The analyses performed by Gleacher & Co. are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of Gleacher & Co.'s analysis of the fairness, from a financial point of view, of the merger consideration to Richton stockholders (other than Deere and its affiliates) and were provided to the special committee of Richton's board of directors in connection with the delivery of Gleacher & Co.'s opinion. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities might actually be sold, which are inherently subject to uncertainty. In addition, Gleacher & Co.'s opinion and presentation to the special committee of Richton's board of directors was one of many factors taken into consideration by the special committee in making its determination to approve the merger. Consequently, analyses performed by Gleacher & Co. described above should not be viewed as determinative of the opinion of the special committee or Richton's management with respect to the merger.

   Gleacher & Co. is an internationally recognized investment banking and advisory firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions.

   Richton has agreed to pay Gleacher & Co. a financial advisory fee of $1 million pursuant to the terms of Gleacher & Co.'s engagement letter dated February 1, 2001. In addition, Richton has agreed, among other things, to reimburse Gleacher & Co. for all reasonable travel and other reasonable out-of-pocket expenses incurred in connection with Gleacher & Co.'s engagement (not to exceed $10,000 without the prior written consent of the special committee of Richton's board of directors), and to indemnify and hold harmless Gleacher & Co. and certain related parties from and against certain liabilities and expenses, including certain liabilities under the federal securities laws, in connection with its engagement.

Deere's Reasons for the Merger

   The boards of directors of Deere and Green Mergersub approved the proposed merger on December 4, 2000 and May 29, 2001, respectively, after Deere's senior management discussed with the boards of directors the businesses, assets, liabilities, results of operations and financial performance of Richton, the complementary nature of certain of Deere's and Richton's businesses, the expectation that certain of Richton's businesses could be readily integrated with Deere's existing operations, and the potential benefits that could be realized as a result of such integration. The Deere and Green Mergersub boards of directors also carefully considered the terms of the merger agreement and the voting agreement and determined that the transaction is in the best interests of Deere, Green Mergersub and their respective stockholders.

Interests of Richton Management in the Merger

   When considering the recommendation of Richton's special committee to approve the proposed merger, Richton's stockholders should be aware that Richton's directors and executive officers have interests in the merger that are different from, or are in addition to, the interests of Richton's stockholders. The special committee was aware of and considered the following potential conflicts:

   Options and Warrants; Restricted Stock Grants. As of June 30, 2001, Richton's directors and executive officers (including the president of one of its subsidiaries) beneficially owned a total of 132,500 options and warrants to purchase common stock of Richton with exercise prices ranging from $3.00 to $5.36 per share. The holders of Richton stock options may exercise those options now and make a cash election or stock election along with the other Richton stockholders. In addition, provision has been made in the merger agreement whereby all holders of Richton stock options will have the right to exercise their options upon the effective time of the merger, and to receive shares of Deere common stock upon such exercise. If the holders of Richton stock options do not exercise their options upon completion of the merger, Deere has agreed to assume the obligation to honor then-outstanding options, with each option exercisable for shares of Deere common stock instead of Richton common stock. The number of shares of Deere common stock purchasable under each option exercised upon the effective time of the merger and under each assumed option, and the exercise price of such options, will be calculated using the same exchange ratio as defined in the merger agreement. The table below sets forth certain information with respect to Richton warrant and option holders prior to the proposed merger.

                                                       Date   Exercise Number of
   Option Holder                                     Granted   Price    Shares
   -------------                                     -------- -------- ---------
   Fred R. Sullivan................................. 08/06/97  $ 5.36    30,000
   Andrew Lally..................................... 08/06/97  $4.875     2,500

                                                       Date   Exercise Number of
   Warrant Holder                                    Granted   Price    Shares
   --------------                                    -------- -------- ---------
   FRS Capital Company, LLC.........................  3/30/95  $ 3.00   100,000

   In addition, Mr. Sullivan received a restricted stock grant of 20,000 shares on December 1, 1998 and a restricted stock grant of 20,000 shares on August 9, 1999. Of these, as of the date of this proxy statement/prospectus, 20,000 of the restricted stock grants will be free of restriction. The grant restrictions on Fred R. Sullivan in disposing of 13,333 of the 20,000 shares of stock that currently remain subject to grant restrictions will terminate the day after the stockholders approve the proposed merger (assuming consummation of the merger is after August 8, 2001).

   Severance Agreements. Deere has accepted the prior decision of Richton's board of directors to set aside a total of $1,050,000 for severance payments to certain executive officers and employees. Under Richton's Deferred Compensation Plan, Mr. Sullivan will receive, or a trust will receive for Mr. Sullivan's benefit, a severance payment equal to $800,000. Under a separate agreement, Cornelius F. Griffin will receive a severance payment equal to one year's salary plus continuation and payment of his family medical benefits until his 65th birthday.

   Mr. Sullivan is the President and Chief Executive Officer of Richton and beneficially owns, in the aggregate, 1,643,197 shares of Richton common stock. Mr. Sullivan's share ownership may be broken down as follows: (i) 40,000 shares representing restricted grants (of which 20,000 are free of restriction and 20,000 remain subject to restriction; the number of restricted shares decreases to 13,333 on August 9, 2001); (ii) 1,139,274 shares of common stock (inclusive of the 236,250 shares acquired pursuant to the exercise of warrants) and a warrant to acquire an aggregate of 100,000 shares of Common Stock, which shares and warrant are held by FRS Capital and which may be deemed to be beneficially owned by Mr. Sullivan by virtue of his part ownership of FRS Capital and his voting control with respect to FRS Capital; (iii) an option to acquire 30,000 shares of Richton common stock; (iv) 208,923 shares of common stock owned by the Franc M. Ricciardi Residuary Trust, of which Mr. Sullivan is the sole trustee; and (v) 125,000 shares of common stock owned directly by Fred R. Sullivan. Based on the 3,637,097 shares of common stock outstanding as reflected on Richton's Quarterly Report on Form 10-Q for the period ended March 31, 2001, after netting 319,855 treasury shares and after giving effect to the issuance of 142,500 shares of common stock issuable upon exercise of all outstanding Richton options and the warrant (including a 10,000 share option exercised in April 2001), the 1,643,197 shares of common stock beneficially owned by Fred R. Sullivan would constitute 47.49% of the shares of common stock outstanding. Mr. Sullivan disclaims any and all pecuniary interest in the Trust Shares. Mr. Sullivan has the sole power to vote and direct the vote and to dispose and direct the disposition of all of the shares beneficially owned by him. These shares do not include 407,000 shares owned by Fred A. Sullivan, the son of Mr. Sullivan, and 27,000 shares owned by the wife of Mr. Sullivan, as to each of which Mr. Sullivan disclaims any beneficial ownership.

   Mr. Griffin is the Vice President and Chief Financial Officer of Richton and beneficially owns 112,000 shares of Richton.

   S-8 Registration. Deere has agreed, at or promptly following the effective time of the merger, to file a registration statement with respect to the Deere shares issuable upon the exercise of any Richton option exercised on the effective time of the merger or assumed by Deere such that the Deere common stock may be resold without restriction. Mr. Sullivan owns 30,000 of the eligible options.

   Voting Agreement. Mr. Sullivan and FRS Capital have entered into a voting agreement under which they have agreed to vote in favor of the proposed merger, unless:

  . the special committee (1) receives another acquisition proposal which is a superior proposal, (2) Richton provides notice of its determination to Deere, (3) Deere does not amend its offer such that the special committee does not proceed with the determination and (4) the special committee recommends acceptance of the superior proposal to Richton's stockholders receives an unsolicited proposal which the special committee determines is a superior proposal to the merger proposal of Deere and determines to accept the superior proposal in accordance with the provisions of the merger agreement; or

  .  the merger agreement is terminated pursuant to its terms.

See "Voting Agreement" on page 52.

   Consulting Agreement and Non-Compete Agreement. Deere and Mr. Sullivan have agreed to enter into a one-year consulting agreement and a one-year non-compete agreement upon the effective time of the merger. Under the consulting agreement, Deere will be obligated to pay to Mr. Sullivan $200,000 for consulting services. Mr. Sullivan will also be entitled to the temporary use of Richton's New York City offices, as presently equipped and furnished, until December 31, 2001. Under the non-compete agreement, Mr. Sullivan has agreed not to compete with Deere in certain businesses that are related to Richton's business for a period of one year from the effective time of the merger. Deere will pay Mr. Sullivan $200,000 under the non-compete agreement.

   Easing of Restrictions. As a director, officer and principal stockholder of Richton, Mr. Sullivan is restricted in his ability freely to sell his shares in a public transaction under federal securities law. In general, under Rule 144 under the Securities Act, officers, directors and, generally, persons who hold 10% or more of a company's stock (or otherwise control the company), may not sell, in any 3-month period, more than the greater of 1% of the company's outstanding shares, or the average weekly trading volume during the four weeks prior to the execution of the sale of the shares. In general, under Section 16(b) of the Securities Exchange Act of 1934, officers, directors, and 10% stockholders who purchase and sell shares within a six-month period are liable to the corporation for any profits deemed received on the transaction. As noted above, this restriction affects Mr. Sullivan and FRS Capital Company, LLC. In addition, stockholders who own more than 10% of a company's shares also must comply with certain reporting requirements under the Securities Exchange Act and the rules promulgated under such Act. Upon completion of the merger, Mr. Sullivan would not be a director, officer or majority stockholder of the surviving subsidiary or of Deere and, as a stockholder of Deere common stock, he would own less than 10% of Deere. As a result, and as such, Mr. Sullivan would be free from reporting requirements under the Securities Exchange Act of 1934 and the rules promulgated thereunder. Mr. Sullivan would remain subject to certain restrictions under Rule 144 after the proposed merger is completed as a result of Rule 145, including the volume restrictions on the resale of his shares of Deere common stock received in the merger. However, because Mr. Sullivan and his affiliates will own substantially less than 1% of the outstanding stock of Deere immediately after the merger, Mr. Sullivan's ability to sell his shares of Deere will be subject to substantially fewer restrictions under Rule 145 than was his ability to sell his shares of Richton under Rule 144.

   Indemnification. The merger agreement provides that the Deere acquisition subsidiary will, for a period of six years, defend and hold harmless, to the fullest extent permitted under law, each present and former director, officer, and employee of Richton or any of its subsidiaries, for any acts or omission by them in their capacities as such to the same extent as they are indemnified by Richton prior to the effective time of the merger.

   Directors and Officers Insurance. In the merger agreement, Deere agreed to maintain in effect directors and officers liability insurance for Richton's directors and officers for six years after the effective time of the merger or, in lieu of Deere maintaining in effect such insurance coverage, Deere has agreed to obtain tail insurance for the covered directors and officers for the six year period.

Accounting Treatment

   The merger will be accounted for as a purchase for financial accounting purposes in accordance with accounting principles generally accepted in the United States. For purposes of preparing Deere's consolidated financial statements, Deere will establish a new accounting basis for Richton's assets and liabilities based upon their fair values, the merger consideration and the costs of the merger. Deere believes that any excess of cost over the fair value of the net assets of Richton will be recorded as goodwill and other intangible assets. A final determination of the intangible asset values and required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. Deere will determine the fair value of Richton's assets and liabilities and will make appropriate purchase accounting adjustments, including adjustments to the amortization period of the intangible assets, upon completion of that determination.

Regulatory Matters

   U.S. Antitrust. Under the Hart-Scott-Rodino Act, Deere and Richton cannot complete the merger until they have given the following notice and information to the FTC and the Antitrust Division of the United States DOJ and one or more specified waiting periods expire or are earlier terminated:

  .  notification that Deere and Richton desire to merge; and

  . certain information relating to the nature of the businesses and industries in which Deere and Richton operate.

   Deere and Richton submitted pre-merger notification and report forms under the Hart-Scott-Rodino Act with the FTC and the Antitrust Division of the DOJ on June 12, 2001. The merger cannot be consummated until a required waiting period of 30 days from the date of such filing has expired or been terminated earlier by the Antitrust Division of the DOJ, which period was terminated on June 27, 2001.

Material United States Federal Income Tax Consequences of the Merger

   The following discussion summarizes the material U.S. federal income tax consequences of the merger that are applicable to Richton stockholders. It is based on the Internal Revenue Code, applicable U.S. Treasury Regulations, judicial authority and administrative rulings and practice, all as of the date of this proxy statement/prospectus and all of which are subject to change, including changes with retroactive effect. The discussion below does not address any state, local or foreign tax consequences of the merger. The tax treatment of a stockholder may vary depending upon the stockholder's particular situation, and certain stockholders (including individuals who purchased their shares of Richton common stock pursuant to the exercise of employee stock options or otherwise acquired shares as compensation, insurance companies, tax-exempt organizations, financial institutions or broker-dealers, persons who are neither citizens nor residents of the United States, and persons who hold Richton common stock as part of a hedge, straddle or conversion transaction) may be subject to special tax rules not discussed below. The following discussion assumes that Richton common stock will be held as a capital asset at the effective time. Neither Deere nor Richton has requested or will request an advance ruling from the Internal Revenue Service as to the tax consequences of the merger.

   Richton stockholders are urged to consult their tax advisors as to the particular tax consequences of the merger to them, including the applicability and effect of any state, local or foreign laws, and the effect of possible changes in applicable tax laws.

   The obligations of Deere and Richton to consummate the merger are conditioned upon the receipt by Deere and Richton of opinions of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Deere, and Sills Cummis Radin Tischman Epstein & Gross, P.A., counsel to Richton, that on the basis of the facts, representations and assumptions set forth or referred to therein, for U.S. federal income tax purposes, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The tax opinions will be based upon certain facts, representations and assumptions set forth or referred to therein and the continued accuracy and completeness of certain representations made by Deere and Richton, including representations in certificates to be delivered to counsel by the management of each of Deere and Richton which, if incorrect in certain material respects, would jeopardize the conclusions reached by counsel in their opinions. In addition, in the event that Deere or Richton is unable to obtain the tax opinions, each of Deere and Richton is permitted under the merger agreement to waive the receipt of such tax opinions as a condition to their obligation to consummate the merger. As of the date of this proxy statement/prospectus, neither Deere nor Richton intends to waive the receipt of the tax opinion as a condition to their obligation to consummate the merger.

   The following discussion assumes that the merger will constitute a reorganization under Section 368(a) of the Internal Revenue Code.

   Merger Consideration Includes Only Deere Common Stock. Subject to the discussion below regarding fractional shares of Deere common stock, each Richton stockholder who receives solely Deere common stock in the merger will not recognize any gain or loss as a result of the receipt of Deere common stock pursuant to the merger.

   Merger Consideration Includes Only Cash. In general, each Richton stockholder who receives solely cash in the merger will recognize capital gain or loss equal to the difference between the amount of cash received and such stockholder's adjusted tax basis in the shares of Richton common stock surrendered. Such gain or loss generally will be long-term capital gain or loss if the holder held the Richton shares for more than one year at the effective time of the merger. If, however, any holder of Richton common stock constructively owns shares of Richton common stock that are exchanged for shares of Deere common stock in the merger, or, possibly, owns shares of Deere common stock actually or constructively after the merger, in unusual circumstances the consequences to such holder may be similar to the consequences described below under the heading "Merger Consideration Includes Both Deere Common Stock and Cash," except that the amount of such consideration, if any, treated as a dividend would not be limited to the amount of such holder's gain.

   Merger Consideration Includes Both Deere Common Stock and Cash. Subject to the discussion below regarding fractional shares of Deere common stock, if Richton stockholders receive a combination of Deere common stock and cash in exchange for Richton common stock in the merger, gain, but not loss, will be recognized in an amount equal to the lesser of (i) the excess, if any, of (x) the sum of the fair market value (at the effective time of the merger) of the Deere common stock and the cash received over (y) each stockholder's tax basis in the shares of Richton common stock surrendered in the merger and (ii) the amount of cash consideration. Any such recognized gain will be treated as capital gain unless the receipt of the cash has the effect of a distribution of a dividend for U.S. federal income tax purposes, in which case, such gain will be treated as ordinary dividend income to the extent of each such stockholder's ratable share of Richton's accumulated earnings and profits. Any capital gain will be long-term capital gain if, as of the effective time of the merger, the holding period for such stockholder's Richton common stock exceeds one year. The following discussion briefly describes under what circumstances any gain recognized will be treated as capital gain versus a distribution of a dividend. Richton stockholders should consult their tax advisors as to the possibility that any cash received in exchange for their Richton common stock will be treated as a dividend.

   The stock redemption rules of Section 302 of the Internal Revenue Code apply in determining whether cash received by a stockholder of Richton pursuant to the merger has the effect of a distribution of a dividend, which is known as the hypothetical redemption analysis. Under the hypothetical redemption analysis, a stockholder of Richton will be treated as if the portion of shares of Richton common stock exchanged for cash in the merger had been instead exchanged for shares of Deere common stock, which are called the hypothetical shares, followed immediately by a redemption of the hypothetical shares by Deere for cash. Under the principles of Section 302 of the Internal Revenue Code, a stockholder of Richton will recognize capital gain rather than dividend income with respect to the cash received if the hypothetical redemption is "not essentially equivalent to a dividend" or is "substantially disproportionate" with respect to such stockholder. In applying the principles of Section 302 of the Internal Revenue Code, the constructive ownership rules under Section 318 of the Internal Revenue Code apply in computing a stockholder's ownership interest in Deere both immediately after the merger (but before the hypothetical redemption) and after the hypothetical redemption.

   Whether the hypothetical redemption by Deere of the hypothetical shares for cash is "essentially equivalent to a dividend" with respect to a stockholder of Richton will depend on such stockholder's particular circumstances. However, the hypothetical redemption must, in any event, result in a "meaningful reduction" in such stockholder's percentage ownership of Deere's stock. In determining whether the hypothetical redemption by Deere results in a meaningful reduction in the stockholder's ownership interest in Deere, and therefore, does not have the effect of a distribution of a dividend, a stockholder of Richton should compare his or her share interest in Deere (including interests owned actually, hypothetically and constructively) immediately after the merger (but before the hypothetical redemption) to his or her interest after the hypothetical redemption. The Internal Revenue Service has indicated that a stockholder in a publicly-held corporation whose relative stock interest in the corporation is minimal and who exercises no "control" over corporate affairs generally is treated as having had a meaningful reduction in his or her stock interest after a redemption transaction if his or her percentage stock ownership in the corporation has been reduced to any extent, taking into account the stockholder's actual and constructive ownership before and after the redemption.

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

   The hypothetical redemption transaction would be "substantially disproportionate," and therefore, would not have the effect of a distribution of a dividend with respect to a stockholder of Richton who owns less than 50% of the voting power of the outstanding Deere common stock if the percentage of Deere common stock actually and constructively owned by such stockholder immediately after the hypothetical redemption is less than 80% of the percentage of Deere common stock actually, hypothetically, and constructively owned by such stockholder immediately before the hypothetical redemption.

   Tax Basis and Holding Period. The aggregate tax basis of Deere common stock (including any fractional shares deemed received, as described below) will be equal to the aggregate tax basis of the Richton common stock surrendered in the exchange, decreased by the amount of cash received and increased by the amount of gain recognized. The holding period of the Deere common stock received will include the holding period of the Richton common stock surrendered in exchange therefor.

   Cash Received in Lieu of Fractional Shares. Any Richton stockholder who receives cash in lieu of fractional shares of Deere common stock will be treated as having first received such fractional shares pursuant to the merger and then as having sold those fractional shares in the market for cash. Richton stockholders will recognize gain or loss with respect to such fractional shares in an amount equal to the difference between the amount of cash received and the portion of the tax basis allocable to such fractional interest (as determined above). Any such gain or loss will be capital gain or loss and will constitute long-term capital gain or loss if the holding period of such fractional shares (as determined above) exceeds one year.

Federal Securities Laws Consequences; Resale Restrictions

   The merger agreement requires Richton to use its reasonable best efforts to cause each of its affiliates to execute a written agreement, in the form attached as an exhibit to the merger agreement, to the effect that such person will not offer, sell or otherwise dispose of any of the shares of common stock of Deere issued to that affiliate in the merger or otherwise owned or acquired by that affiliate in violation of the Securities Act.

   All shares of common stock of Deere received by Richton stockholders in the merger will be freely transferable, except that shares of common stock of Deere received by persons who are deemed to be "affiliates" of Richton under the Securities Act at the time of Richton's special meeting may resell those shares only in transactions permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be affiliates of Richton for those purposes generally include individuals or entities that control, are controlled by, or are under common control with, Richton, but would not include stockholders who are not officers, directors or principal stockholders of Richton.

Appraisal and Dissenters' Rights

   In accordance with the Delaware General Corporation Law, there will be no appraisal rights or dissenters' rights available to holders of Richton common stock in connection with the merger.

Stock Exchange Listing

   Deere is obligated under the merger agreement to use its reasonable best efforts to cause the shares of Deere common stock to be issued upon the consummation of the merger to be approved for listing on the NYSE. In addition, it is a condition to Richton's obligation to consummate the merger that these shares be approved for listing on the NYSE, subject to official notice of issuance to the NYSE. The Richton common stock will be delisted from the AMEX following consummation of the merger.

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

                               MERGER AGREEMENT

   The following is a summary of the material terms of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. All stockholders are urged to read the merger agreement in its entirety for a more complete description of the terms and conditions of the merger, because it, and not this proxy statement/prospectus, is the legal document that governs the merger.

The Merger

   Structure of the Merger. At the effective time of the merger, Richton will merge with and into Green Mergersub, a newly formed, wholly owned subsidiary of Deere. After the merger, Green Mergersub will be the surviving corporation and will remain a wholly owned subsidiary of Deere.

   Effective Time of the Merger. The closing of the merger will occur within three business days after the fulfillment or waiver of the conditions described below under "The Merger Agreement--Conditions to the Completion of the Merger," unless Deere and Richton agree in writing upon another time or date.

   The merger will become effective upon the filing of a certificate of merger with the Delaware Secretary of State. The filing of the certificate of merger will take place at the time of the closing of the merger.

   Merger Consideration. The merger agreement provides that each share of Richton common stock that is outstanding prior to the effective time of the merger will, at the effective time of the merger, be converted into the right to receive either cash or Deere common stock as follows:

    . for each share of Richton common stock with respect to which a cash election has been made, the right to receive in cash from Deere an amount equal to $36.1299, subject to the possible proration as described below. Shares with respect to which a cash election has been made are referred to in this proxy statement/prospectus as cash election shares;

    . for each share of Richton common stock with respect to which a stock election has been made, the right to receive from Deere, that fraction of a share of Deere common stock equal to the exchange ratio. The exchange ratio is equal to the result obtained by dividing $36.1299 by the average closing sales price of Deere common stock, as reported on the NYSE for the period of the ten consecutive trading days ending on the second full trading day prior to the effective time. However, if such average closing sales price of Deere common stock is equal to or more than $42.9375, then the exchange ratio will be fixed at 0.8415.

       By way of example, if such average closing sales price is $42.9375 or greater, the exchange ratio will be 0.8415, and, if all shares of Richton common stock are exchanged for Deere common stock, the approximately 3,459,742 shares of Richton common stock presently issued and outstanding would be exchanged for approximately 2,911,373 shares of Deere common stock. However, if such average closing sales price of Deere's common stock is below $42.9375, then the exchange ratio will increase and the Richton common stock would be exchanged for more shares of Deere common stock to maintain the value of the aggregate consideration that would have been received if the average closing sales price of Deere's common stock was $42.9375 and the exchange ratio is 0.8415. For example, if such average closing sales price is $40.00, the exchange ratio would be increased, based on such $40.00 average closing sales price, to 0.9032 and, if all of the approximately 3,459,742 shares of Richton common stock were exchanged for Deere common stock, then approximately 3,124,839 shares of Deere common stock would be received by the Richton stockholders.

       For purposes of calculating the exchange ratio, in the event that Deere declares a stock split, stock dividend or other reclassification or exchange with respect to Deere's common stock with a

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

       record date occurring prior to the effective time, there will be an appropriate adjustment made to the exchange ratio to provide to the holders of the Richton common stock the same economic effect as contemplated by the merger agreement prior to such event; and

  . for each non-electing share, which are shares of Richton common stock other than shares as to which a cash election or a stock election has been made: (A) if the total number of cash election shares exceeds 49% of the number of shares of Richton common stock outstanding immediately prior to the effective time, the right to receive from Deere, that fraction of a share of Deere common stock equal to the exchange ratio, or (B) if the total number of cash election shares is less than or equal to 49% of the number of shares of Richton common stock outstanding immediately prior to the effective time, the right to receive cash and Deere common stock in the following manner:

    . each non-electing share will be converted into (A) the right to receive an amount in cash equal to the product of (x) $36.1299 and
       (y) the non-election proration factor and (B) a fraction of a share of Deere common stock equal to the product of (x) the exchange ratio and (y) a fraction equal to one minus the non-election proration factor; and

    . the non-election proration factor will be a fraction, (A) the numerator of which will be the lesser of (x) the total number of non-electing shares and (y) 49% of the number of shares of Richton common stock outstanding immediately prior to the effective time minus the total number of cash election shares and (B) the denominator of which will be the total number of non-electing shares.

       For example, assuming that there are 3,459,742 shares of Richton common stock issued and outstanding, 1,383,885 shares are cash election shares, 1,729,883 shares are stock election shares, 345,974 shares are non-electing shares and the exchange ratio is 0.8415, then, in such event, each non-election share would be exchanged for $32.5182 in cash and 0.08412 of a share of Deere common stock.

  . If the total number of cash election shares exceeds 49% of the number of shares of Richton common stock outstanding immediately prior to the effective time, then the cash election shares will be converted into the right to receive cash and Deere common stock in the following manner:

    . each cash election share will be converted into (A) the right to receive an amount in cash equal to the product of (x) $36.1299 and
       (y) the cash proration factor and (B) a fraction of a share of Deere common stock equal to the product of (x) the exchange ratio and (y) a fraction equal to one minus the cash proration factor; and

    . the cash proration factor will be a fraction, (A) the numerator of which will be 49% of the number of shares of Richton common stock outstanding immediately prior to the effective time and (B) the denominator of which will be the total number of cash election shares.

       For example, assuming that there are 3,459,742 shares of Richton common stock issued and outstanding, 2,075,845 shares are cash election shares, 1,210,910 shares are stock election shares, 172,987 shares are non-electing shares and the exchange ratio is 0.8415, then, in such event, each cash election share would be exchanged for $29.5061 in cash and 0.1543 of a share of Deere common stock.

  . The maximum number of shares of Richton common stock which will be converted into the right to receive cash in the merger, pursuant to cash elections, will be equal to that number which corresponds to 49% of the number of shares of Richton common stock outstanding immediately prior to the effective time. However, if either of the tax opinions to be delivered to Richton and Deere cannot be rendered (as reasonably determined by their respective counsels), then the amount of shares of Richton common stock that may elect to receive cash will be reduced to the minimum extent necessary to enable the relevant tax opinion or opinions, as the case may be, to be rendered.

   Cancellation of Shares. Each share of Richton common stock held by Richton as treasury stock or owned by Deere immediately prior to the effective time will be automatically canceled, and Deere will not exchange those shares for any securities of Deere or any other consideration.

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

   Procedure for Election of Consideration. Included with this proxy statement/prospectus is an election form to be completed by the Richton stockholders and returned to the exchange agent. Each Richton stockholder will specify on the election form whether such stockholder wishes to receive cash, Deere common stock or a combination thereof. Richton stockholders can also specify the number of shares of Richton common stock to be converted into cash, subject to the limit on cash election shares, which is 49% of the number of shares of Richton common stock outstanding immediately prior to the effective time, by making a cash election and/or the number of shares of Richton common stock to be converted into Deere common stock by making a stock election. If a Richton stockholder does not make an election, he or she will be deemed to have made a non-election and his or her shares will be treated as non-electing shares.

   All stockholder election forms must be received by the exchange agent at its designated office, by 5:00 p.m., Eastern Time, on the business day next preceding the effective time of the merger. The election form must be properly completed and signed and accompanied by certificates for the shares of Richton common stock to which such election form relates, duly endorsed in blank or otherwise in form acceptable for transfer on Richton's books (or by an appropriate guarantee of delivery of such certificates as set forth in the election form from a firm which is a member of a registered national securities exchange or a commercial bank or trust company having an office or correspondent in the United States, provided that such certificates are in fact delivered to the exchange agent within three NYSE trading days after the date of execution of such guarantee of delivery). Richton stockholders are urged to send their election forms, accompanied by their stock certificates, so that they are received by the exchange agent no later than 5:00 p.m., Eastern Time, on [one business day before the meeting], 2001, in order to ensure that their election forms are received by the deadline referred to above.

   Election forms will be made available as may be reasonably requested to all persons who become holders of Richton common stock between the record date and the business day next preceding the effective time of the merger.

   If Deere determines that any purported election was not properly made or was received after 5:00 p.m. of the business day next preceding the effective time of the merger, such purported election will be deemed to be of no force and effect and the holder making such purported cash election or stock election will be deemed to have made a non-election.

   Any Richton stockholder may change or revoke such holder's election by giving written notice to the exchange agent at The Bank of New York, Tender and Exchange Department, P.O. Box 11248, Church Street Station, New York, New York 10286-1248, prior to 5:00 p.m., Eastern Time, on the business day next preceding the date of the effective time of the merger. After this date, you may not change or revoke any election you have made with respect to the consideration you wish to receive in the merger. If an election form is revoked, the certificates (or guarantee of delivery, if applicable) evidencing the shares of Richton common stock to which such election form relates will be returned to the stockholder.

   Richton stockholders having a preference as to the form of consideration to be received for his or her shares of Richton common stock should complete the election form, otherwise they will be deemed to have made an non-election and will receive either Deere common stock, cash or a combination of Deere common stock and cash for each of their shares of Richton common stock, depending on the number of stockholders that elect to receive cash. Neither Richton nor the Richton board of directors makes any recommendation as to whether stockholders should elect to receive cash or Deere common stock in the merger. Each Richton stockholder must make his or her own decision with respect to such election.

   Any election form may be revoked only by written notice received by the exchange agent prior to 5:00 p.m., Eastern time on the on the business day next preceding the effective time of the merger. In addition, all election forms will automatically be revoked if the exchange agent is notified in writing by Deere and Richton that the merger has been abandoned or if Richton's stockholders fail to approve the merger. If an election form is revoked, the certificates (or guarantee of delivery, if applicable) for the shares of Richton common stock, if any, to which such election form relates shall promptly be returned to the stockholder.

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

   Procedure for Surrender of Certificates; Fractional Shares. At or following the effective time and the final determination of the cash proration factor, the exchange agent will mail to each holder of record of Richton common stock who has not completed an election form, (i) a letter of transmittal and (ii) instructions for surrendering their certificates of Richton common stock in exchange for (A) a certificate or certificates representing Deere common stock if any, into which the Richton common stock will be converted pursuant to the merger and (B) the amount of cash, if any, into which all or a portion of the Richton common stock will be converted pursuant to the merger. Upon surrender of a certificate for cancellation to the exchange agent, together with a letter of transmittal, the holder of such certificate will be entitled to receive cash or Deere common stock, as appropriate.

   Richton stockholders who surrender their stock certificates together with a properly completed letter of transmittal will receive stock certificates representing the shares of Deere common stock into which their shares of Richton common stock have been converted in the merger and/or cash.

   After the merger, each certificate that previously represented shares of Richton common stock will represent only the right to receive cash or the shares of Deere's common stock into which those shares of Richton common stock have been converted.

   Deere will not pay dividends to holders of Richton stock certificates in respect of the shares of Deere common stock into which the Richton shares represented by those certificates have been converted until the Richton stock certificates are surrendered to the exchange agent.

   After the merger becomes effective, Richton will not register any further transfers of Richton shares. Any certificates evidencing Richton shares that you present for registration after the effective time of the merger will be exchanged for Deere shares.

   Deere will not issue fractional shares in the merger. Instead, a cash payment will be paid in an amount equal to the product of (i) the fractional part of a share of Deere common stock multiplied by (ii) the closing price for Deere common stock on the NYSE Composite Tape on the date of the effective time of the merger.

Treatment of Richton Stock Option Plans and Richton Warrants

   At the effective time of the merger, the right to receive shares of Richton common stock pursuant to each outstanding warrant or option or other stock-based award granted under Richton's 1990 Long-Term Incentive Plan and 2000 Long-Term Incentive Plan, whether vested or not vested, will be assumed by Deere and become a warrant or option to acquire a number of shares of Deere common stock equal to the number of shares of Richton common stock that were subject to the warrant or option multiplied by the exchange ratio, at an exercise price equal to the exercise price per share of Richton common stock subject to such warrant or option divided by the exchange ratio. Each substitute warrant or option will be subject to the same terms and conditions of the warrant or option as in effect immediately prior to the effective time. Any adjustment to a Richton option which is an "incentive stock option" will be made in a manner consistent with Section 424(a) of the Internal Revenue Code.

   Deere will take all action necessary to reserve for issuance a sufficient number of shares of Deere common stock that will become subject to options or warrants to purchase shares of Deere common stock and will file with the SEC a registration statement with respect to such Deere common stock.

   If the Richton warrant, dated as of March 29, 1995, issued to Mr. Sullivan and now held by FRS Capital remains unexercised, Richton will amend the Richton warrant, to provide that, following the effective time, Deere's obligations under the warrant agreement will be subject to Deere including the shares related to the warrant in a registration statement for shares to be sold by other selling stockholders of Deere. If the Richton warrant is exercised prior to the effective time of the merger and Deere is notified of such exercise and a stock election is made by the warrant holder, then the shares related to the Richton warrant will be exchanged for registered shares of Deere common stock at or promptly after the effective time as a part of the merger.

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

Board of Directors; Officers

   At the effective time of the merger, the officers and directors of the surviving corporation will be the officers and directors of Green Mergersub immediately prior to the effective time.

Representations and Warranties

   Richton and Deere have each made to the other a number of representations and warranties regarding aspects of their respective businesses, financial condition, capitalization, structures and other facts pertinent to the proposed merger.

   Richton has made representations and warranties to Deere covering the following topics:

  . corporate organization and qualification to do business, and that of its subsidiaries;

  .  certificate of incorporation and bylaws;

  .  capitalization;

  .  authority to enter into the merger agreement;

  . absence of conflicts in entering into the merger agreement and any required filings and consents;

  . permits necessary to operate Richton's businesses and compliance with applicable laws;

  .  contracts;

  .  filings with the SEC;

  . accuracy and completeness of disclosure in this proxy statement/prospectus;

  . the absence of certain changes or events since December 31, 2000 that would have a materially adverse effect;

  .  litigation;

  .  employee benefit plans;

  .  labor matters;

  .  compliance with environmental laws and other environmental matters;

  .  intellectual property matters;

  .  taxes relating to Richton and its subsidiaries;

  .  treatment of the proposed merger as a reorganization;

  .  matters relating to real property owned or leased;

  .  effectiveness of customary insurance;

  .  customers and suppliers;

  .  transactions between Richton or its subsidiaries and their affiliates;

  .  receipt of an opinion from Richton's financial advisor;

  .  vote required to approve the proposed merger;

  .  brokers' fees;

  .  applicability of state takeover statutes; and

  . inapplicability of Richton rights agreement to the merger and related agreements.

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

   Certain of the representations and warranties are qualified by a material adverse effect standard. A material adverse effect, with respect to Richton, means any fact, change or effect that is, or is reasonably likely to be, materially adverse, individually or in the aggregate, to the financial condition, business or results of operations of Richton and its subsidiaries taken as a whole, except to the extent resulting from:

  .  a decrease in revenues of Richton;

  .  a decrease in customer orders; or

  . any cancellations of customer orders to the extent that Richton can in good faith establish that cancellations were directly attributable to the public announcement that Richton will be acquired by Deere.

   Deere and its acquisition subsidiary have, jointly and severally, made representations and warranties to Richton covering the following topics:

  .  corporate organizations and qualifications to do business;

  .  certificates of incorporation and bylaws;

  . capitalization and validity of Deere shares to be issued in the proposed merger;

  .  authority to enter into the merger agreement;

  . absence of conflicts in entering into the merger agreement and any required filings and consents;

  .  filings with the SEC;

  . accuracy and completeness of disclosure in this proxy statement/prospectus;

  . the absence of certain changes or events since October 31, 2000 that would have a materially adverse effect;

  .  treatment of the proposed merger as a reorganization;

  .  brokers' fees; and

  .  formation and operations of the acquisition subsidiary.

   Certain of the representations and warranties are qualified by a material adverse effect standard. A material adverse effect, with respect to Deere or Green Mergersub, means any fact, state of facts or circumstances, event, change or effect that is or is reasonably be likely have a material adverse effect, individually or in the aggregate, on the assets, financial condition, prospects, business, operations or results of operations of Deere and its subsidiaries taken as a whole.

   The representations and warranties contained in the merger agreement do not survive the effective time of the merger.

Covenants

   Each of Deere and Richton has undertaken certain covenants in the merger agreement. Set forth below is a summary of the more significant of these covenants:

   No Solicitation. Richton has agreed not to, and will cause its subsidiaries not to, and will use its reasonable best efforts to see that its officers, directors, employees, investment bankers, consultants, attorneys, accountants, agents and other representatives not to, directly or indirectly:

  . solicit, initiate, or knowingly encourage, or take any action to facilitate the making of any "acquisition proposal" or any inquiry with respect to any acquisition proposal;

  .  enter into any agreement with respect to any acquisition proposal; or

  . engage in discussions or negotiations with, or afford access to or provide any nonpublic information or data relating to Richton or its subsidiaries to any person relating to any acquisition proposal, or otherwise cooperate with, or assist or participate in, facilitate or knowingly encourage an effort or attempt by any person to do or seek any of the foregoing;

however, in the event that an unsolicited written acquisition proposal is received by Richton and the board of directors of Richton or the special committee concludes in good faith and on the basis of advice from financial advisors and independent outside counsel that such acquisition proposal involves consideration which is reasonably likely to result in a "superior proposal" and the failure to discuss, negotiate and consider such acquisition proposal could constitute a violation of the fiduciary duties of Richton's board of directors, or its special committee, Richton may, after giving written notice of its intention to do so to Deere:

  . furnish confidential information with respect to Richton and its subsidiaries to the person making an acquisition proposal pursuant to a customary confidentiality agreement; and

  . participate in discussions and engage in negotiations with the person regarding such acquisition proposal, in response to an unsolicited written acquisition proposal.

   An "acquisition proposal" is any written offer or proposal for, or any indication of interest in, any:

  . direct or indirect acquisition or purchase of a business or asset of Richton or any of its subsidiaries that constitutes 20% or more of the net revenues, net income or assets of Richton and its subsidiaries, taken as a whole;

  . direct or indirect acquisition or purchase of 20% or more of any class of equity securities of Richton or any of its subsidiaries whose business constitutes 20% or more of the net revenues, net income or assets of Richton and its subsidiaries, taken as a whole;

  . tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of equity securities of Richton or any of its subsidiaries whose business constitutes 20% or more the net revenues, net income or assets of Richton and its subsidiaries, taken as a whole; or

  . merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Richton or any of its subsidiaries whose business constitutes 20% or more of the net revenue, net income or assets of Richton and its subsidiaries, taken as a whole, other than the transactions contemplated hereby.

   A "superior proposal" is any bona fide written acquisition proposal made by a person the terms of which acquisition proposal Richton's board of directors, or its special committee, determines in its good faith judgment (after consultation with Richton's financial advisor, or another financial advisor of nationally recognized reputation) to be more favorable (other than in immaterial respects) to Richton's stockholders than the merger taking into account all relevant factors (including (x) whether, in the good faith judgment of Richton's board of directors, or its special committee, after obtaining advice from Richton's financial advisor, or another financial advisor of nationally recognized reputation, the person is reasonably able to finance the transaction, (y) the likelihood that such acquisition proposal will be consummated and (z) any proposed changes to the merger agreement that may be proposed by Deere in response to the acquisition proposal).

   Richton will notify Deere promptly of any inquiries, expressions of interest, proposals or offers received by Richton or any of Richton's representatives relating to any acquisition proposal or possibility or consideration of making an acquisition proposal indicating the terms and conditions of any such acquisition proposal and, if the acquisition proposal is formally made, the name of the person making the acquisition proposal. Richton will furnish Deere copies of any confidential information provided to the person making any such acquisition proposal.

   Board of Directors' Covenant to Recommend and Call Stockholder
Meeting. Richton's board of directors has agreed to call a meeting of its stockholders, to recommend the approval and adoption of the merger agreement and the merger to its stockholders and to use its best efforts to obtain such approval and adoption. Neither Richton's board of directors, nor its special committee, is permitted to:

  . withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Deere or Green Mergersub, the approval or recommendation by Richton's board of directors or its special committee of the merger or the merger agreement;

  . approve or recommend, or propose publicly to approve or recommend, any acquisition proposal; or

  . cause Richton to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any acquisition proposal;

unless, prior to the adoption of the merger agreement by Richton's stockholders, Richton's board of directors, or its special committee, determines in good faith, after it has received a superior proposal and after consultation with independent outside counsel, that the failure to do so could constitute a violation of fiduciary duties of Richton's board of directors, or its special committee. If Richton's board of directors, or its special committee, makes such a determination, it may inform Richton's stockholders that it no longer believes that the merger or the merger agreement is advisable and no longer recommends approval, but only at a time that is after the fifth business day following Deere's receipt of written notice advising Deere that Richton's board of directors, or its special committee, has received a superior proposal specifying the material terms and conditions of the superior proposal, identifying the person making the superior proposal, and stating that it intends to make a determination that it no longer believes that the merger or the merger agreement is advisable and no longer recommends approval. After providing notice, Richton will provide a reasonable opportunity to Deere to make such adjustments in the terms and conditions of the merger agreement as would enable Richton to proceed with its recommendation to its stockholders.

   Operations of Richton Pending Closing. Richton has undertaken that it and its subsidiaries, until the earlier of the effective time of the merger or termination of the merger agreement, will conduct their businesses in the ordinary course consistent with past practices and use their reasonable best efforts to preserve intact their business organizations and relationships with third parties. Richton has agreed that it and its subsidiaries will not, without the prior written consent of Deere, such consent not to be unreasonably withheld:

  .  amend any organizational documents;

  . issue, encumber or dispose of any stock, options or other securities convertible into or exchangeable for stock, except pursuant to stock options and warrants outstanding as of May 29, 2001, and any assets, except for sales of assets in the ordinary course of business consistent with past practice and for liens granted in connection with its existing loans;

  .  declare, set aside or pay dividends;

  .  split, combine, subdivide or reclassify its stock;

  . acquire any material amount of assets, enter into any material agreements, except in the ordinary course of business, and which would not be reasonably likely to prevent or materially delay the consummation of the merger;

  . authorize any capital expenditures in excess of 125% of the amounts currently budgeted for the fiscal year 2001;

  . incur any additional incremental indebtedness, except in the ordinary course of business and consistent with past practice and except for the refinancing of existing indebtedness, borrowings under commercial paper programs in the ordinary course of business or borrowings under existing bank lines of credit in the ordinary course of business;

  . increase employee compensation or benefits except for increases in the ordinary course consistent with past practice or as required by law or by agreement;

  . change any accounting policies except as required by changes in generally accepted accounting principles;

  .  make any material election with respect to taxes;

  . enter into any agreement which would result in a breach of Richton's representation and warranty in the merger agreement that the merger agreement and the merger will not result in a breach of Richton's certificate of incorporation, Richton's bylaws, law or material agreements;

  . materially modify, amend or terminate any of the agreements material to Richton or waive or assign any material rights or claims, except in the ordinary course of business consistent with past practice;

  . settle or compromise any arbitration, action, suit, investigation or proceeding, other than in the ordinary course of business consistent with past practice;

  . amend or waive any right under any agreement with any affiliate of Richton or with any stockholder of Richton or any of its subsidiaries or any affiliate of any stockholder, other than as may be done in the ordinary course of business and that is not material to Richton;

  . take any action that would make any representation or warranty of Richton contained in the merger agreement inaccurate in any material respect;

  . renew, extend or replace any of Richton's leases for real property scheduled to expire prior to the closing of the merger; or

  . enter into, or publicly announce an intention to enter into, any contract, agreement, commitment, plan or arrangement to, do any of the foregoing.

   Operations of Deere Pending Closing. Deere has undertaken that it will not:

  .  amend any organizational documents;

  . declare, set aside or pay dividends, except for regular quarterly cash dividends consistent with past practice;

  . change any accounting policies except as required by changes in generally accepted accounting principles;

  . take any action that would make any representation or warranty of Deere contained in the merger agreement inaccurate in any material respect; or

  . enter into, or publicly announce an intention to enter into, any contract, agreement, commitment, plan or arrangement to, do any of the foregoing.

   Employee Matters. Deere and Richton agreed to the following in the merger agreement:

  . for a period of at least one year following the effective time of the merger, for as long as each Richton employee remains employed by Deere or its subsidiaries, Deere will provide to employees of Richton and any of its subsidiaries employee benefits which in the aggregate are substantially comparable to the benefits provided pursuant to Richton's employee benefit plans immediately prior to the effective time of the merger;

  . Deere specifically agrees to honor the change of control, severance and bonus provisions for Messrs. Sullivan and Griffin;

  . Deere will cause the company surviving the merger to honor in accordance with their terms all benefits and obligations under certain Richton employee plans;

  . Deere will, or will cause the company surviving the merger to, provide to employees of Richton at the effective time of the merger full credit for their service with Richton for purposes of eligibility and vesting (but not for purposes of benefit accrual) under severance benefit, vacation and other employee benefit plans maintained by Deere in which such employees are eligible to participate after the effective time of the merger, except where such crediting of service would result in a duplication of benefits;

  . Deere will, or will cause the company surviving the merger to, waive all limitations as to pre-existing conditions, exclusions and waiting periods, with respect to participation and coverage requirements applicable to Richton employees at the effective time of the merger under any welfare benefit plans of Deere that such employees may be eligible to participate in after the effective time of the merger, other than limitations, exclusions and waiting periods that would have been in effect with respect to the same employees under any welfare plan maintained by Richton before the effective time of the merger; and

  . Deere will, or will cause the company surviving the merger, to provide to employees of Richton at the effective time of the merger credit for any co-payments and deductibles paid prior to the effective time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the effective time of the merger.

   Consulting and Non-Compete Agreements. At the effective time of the merger, Deere will enter into a consulting agreement and a non-compete agreement with Mr. Sullivan substantially in the forms attached to the merger agreement. Under the consulting agreement, Mr. Sullivan will be paid $200,000. Under the non-compete agreement, Mr. Sullivan has agreed not to compete with Deere in certain businesses that are related to Richton's business for a period of one year from the effective time of the merger and will be paid $200,000 by Deere.

   See "The Merger--Interests of Richton Management in the Merger" beginning on page 34, for additional information regarding the consulting agreement, the non-compete agreement and employee benefits matters covered in the merger agreement.

Additional Covenants

   Insurance and Indemnification. The merger agreement provides that, for six years after the effective time of the merger, the certificate of incorporation and bylaws of the surviving corporation will contain the same provisions regarding indemnification as are set forth in Richton's certificate of incorporation and bylaws.

   Deere has agreed to maintain in effect directors and officers liability insurance for Richton's directors and officers for six years after the effective time of the merger or, in lieu of Deere maintaining in effect such insurance coverage, Deere has agreed to obtain tail insurance for the covered directors and officers for the six year period

   Expenses. Deere and Richton have agreed to each pay their own costs and expenses incurred in connection with the merger agreement and the merger. Deere and Richton will, however, share equally:

  .  the filing fees for filings under the Hart-Scott-Rodino Act;

  . the filing fees in connection with the filing with the SEC of this proxy statement/prospectus and the related registration statement; and

  .  all printing, mailing and related expenses.

   NYSE Listing. Deere is obligated to use its reasonable best efforts to cause the shares of its common stock to be issued in the merger to be approved for listing on the NYSE, subject to official notice of issuance.

   Tax and Accounting Treatment. Richton and Deere have agreed not to knowingly take any action that would be reasonably likely to jeopardize the intended tax treatment of the proposed merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Conditions to the Completion of the Merger

   The respective obligations of Deere, Richton and Green Mergersub to complete the merger are subject to the satisfaction or, to the extent legally permissible, the waiver of various conditions which include, in addition to other customary closing conditions, the following:

  . approval and adoption of the merger agreement and the merger by the stockholders of Richton in accordance with Delaware law;

  . expiration or termination of the relevant waiting period under the Hart-Scott-Rodino Act;

  . the absence of any law, regulation or court order prohibiting, materially restricting, making illegal or enjoining the completion of the merger;

  . the SEC having declared effective the registration statement relating to the issuance of the shares of Deere common stock to be issued in the merger, of which this proxy statement/prospectus forms a part;

  . receipt of all necessary authorizations, consents, waivers, orders or approvals, and all other filings, notices or declarations required to be made will have been made; and

  . the shares of Deere common stock to be issued in the merger having been approved for listing on the NYSE, subject to official notice of issuance.

   In addition, the respective obligations of Deere, Green Mergersub and Richton to effect the merger are subject to the satisfaction or, to the extent legally permissible, the waiver of the following additional conditions:

  . the representations and warranties of the other company contained in the merger agreement being true and correct in all material respects (except for certain representations and warranties which must be true and correct in all respects) on the effective time of the merger, as if they were made on that date, unless they were by their express provisions made as of a specific date, in which case they need be true and correct only as of that specific date;

  . the other company having performed in all material respects all required obligations to be performed by it prior to the closing of the merger;

  . each company having received a certificate signed by an executive officer of the other company on its behalf to the effect of the previous two paragraphs; and

  . Deere and Richton having received an opinion from their respective counsel to the effect that the merger will be treated for federal income tax purposes as a reorganization under the Internal Revenue Code, and those opinions having not been withdrawn prior to the effective time of the merger.

Termination of the Merger Agreement

   Right to Terminate. The merger agreement may be terminated at any time prior to the closing in any of the following ways:

  .  by the mutual written consent of Deere and Richton;

  .  by either Deere or Richton:

    . if the merger is not completed as of October 31, 2001, except that Deere or Richton may not terminate the merger agreement on the dates above if the cause of the merger not being completed is its failure to fulfill its obligations;

    . if there has been a breach by the other company of any of the other company's representations, warranties, covenants or agreements contained in the merger agreement, and the breach would result in the failure to satisfy one or more of the conditions to the merger and the breach is incapable of being cured or, if capable of being cured, has not been cured within 20 days after written notice was received by the company in breach;

    . if a law or court order permanently prohibits the completion of the merger; or

    . if the Richton stockholders do not approve the merger agreement and the merger at the Richton special meeting;

  .  by Deere, if:

    . the Richton board of directors fails to recommend the merger agreement or has withdrawn or modified in a manner adverse to Deere its approval or recommendation of the merger agreement or the merger or has failed to call the Richton special meeting;

    . the Richton board of directors or the special committee recommends to the Richton stockholders a superior proposal;

    . an acquisition proposal other than the merger has been announced and the Richton board of directors fails to recommend against acceptance of the acquisition proposal within ten business days of its receipt;

    .  the Richton board of directors resolves to do any of the foregoing;

    . the voting agreement is terminated pursuant to its terms because the special committee determines that another acquisition proposal is a superior proposal, Richton provides notice of its determination to Deere, Deere does not amend its offer such that the special committee does not proceed with the determination and the special committee recommends acceptance of the superior proposal to Richton's stockholders;

    . Richton enters into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any acquisition proposal or

    . the voting agreement was not executed within one business day of May 29, 2001 (it being understood that Deere and Richton acknowledge that the voting agreement has been duly executed and delivered);

  . by Richton, if Richton's board of directors authorizes Richton to enter into a binding written agreement concerning a superior proposal and Richton notifies Deere that it intends to enter into such an agreement and Deere does not make an offer that Richton's board of directors determines, in good faith after consultation with its financial advisors, is at least as favorable to Richton's stockholders as the superior proposal

   Termination Fee Payable by Richton. Richton has agreed to pay Deere a termination fee of $2 million in the event that:

  . Richton terminates the merger agreement after Richton's board of directors authorizes Richton to enter into a binding written agreement concerning a superior proposal and Richton notifies Deere that it intends to enter into such an agreement and Deere does not make an offer that Richton's board of directors determines, in good faith after consultation with its financial advisors, is at least as favorable to Richton's stockholders as the superior proposal; or

  .  Deere terminates the merger agreement:

    . after the Richton board of directors fails to recommend the merger agreement or has withdrawn or modified in a manner adverse to Deere its approval or recommendation of the merger agreement or the merger or has failed to call the Richton special meeting;

    . the Richton board of directors or the special committee recommends to the Richton stockholders a superior proposal;

    . an acquisition proposal other than the merger has been announced and the Richton board of directors fails to recommend against acceptance of the acquisition proposal within ten business days of its receipt;

    .  the Richton board of directors resolves to do any of the foregoing;

    . the voting agreement is terminated pursuant to its terms because the special committee determines that another acquisition proposal is a superior proposal, Richton provides notice of its determination to Deere, Deere does not amend its offer such that the special committee does not proceed with the determination and the special committee recommends acceptance of the superior proposal to Richton's stockholders; or

    . Richton enters into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any acquisition proposal; or

  . either Deere or Richton terminates the merger agreement after the Richton stockholders do not approve and adopt the merger agreement and the merger at the Richton special meeting and, either at or prior to the time of the failure of Richton's stockholders to approve and adopt the merger agreement and the merger, an acquisition proposal has been made public and Richton enters into an acquisition proposal within twelve months after termination of the merger agreement.

Amendments and Waiver

   Any provision of the merger agreement may be amended or waived at any time prior to the effective time of the merger. However, if a provision of the merger agreement is amended or waived after the Richton stockholders approve the merger agreement, such amendment or waiver will be subject to any necessary stockholder approval. Any amendment must be signed by Deere, Richton and Green Mergersub. Any waiver must be signed by the party against whom the waiver is to be effective.

                                VOTING AGREEMENT

   The following description of the voting agreement describes the material terms of the agreement but does not purport to describe all the terms of the agreement.

   As a condition to Deere's agreement to acquire Richton via its acquisition subsidiary, Deere, Green Mergersub, Mr. Sullivan and FRS Capital have entered into a voting agreement. Under the voting agreement, Mr. Sullivan and FRS Capital, which together own 1,434,274 shares of Richton common stock, constituting approximately 41.5% of the outstanding shares of Richton common stock, have agreed to vote their shares in favor of the proposed merger and the merger agreement. The voting agreement also provides that Mr. Sullivan and FRS Capital will vote against the following actions:

  . any other merger or other extraordinary corporate transaction, such as consolidation or other business combination involving Richton;

  .  any sale, lease or transfer of a material amount of Richton's assets;

  . any reorganization, re-capitalization, dissolution or liquidation of Richton;

  .  any change in the majority of Richton's board of directors;

  . any material change in the capitalization or any amendment of the certificate of incorporation or similar governing document of Richton or any other material change in the corporate structure or business of Richton; and

  . any other action which, in the case of a change in the majority of board or material change in the capitalization, charter documents, corporate structure or business of Richton, is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage or materially adversely affect the contemplated economic benefits to Deere or Deere's acquisition subsidiary of the proposed merger or the transactions contemplated by the merger agreement.

   The voting agreement will terminate:

  .  if the merger agreement is terminated in accordance with its terms;

  . if the special committee determines that (1) another acquisition proposal is a superior proposal, (2) Richton provides notice of its determination to Deere, (3) Deere does not amend its offer such that the special committee does not proceed with the determination and (4) the special committee recommends acceptance of the superior proposal to Richton's stockholders; or

  .  upon completion of the merger.

                            INFORMATION ABOUT DEERE

   Deere and its subsidiaries have operations that are categorized into four major business segments:


  . Deere's worldwide agricultural equipment segment manufactures and distributes a full line of farm equipment-including tractors; combine, cotton and sugarcane harvesters; tillage, seeding and soil preparation machinery; sprayers; hay and forage equipment; materials handling equipment; and integrated precision farming technology.

  . Deere's worldwide commercial and consumer equipment segment manufactures and distributes equipment for commercial and residential uses--including small tractors for lawn, garden, commercial and utility purposes; riding and walk-behind mowers; golf course equipment; snowblowers; handheld products such as chain saws, string trimmers and leaf blowers; skid-steer loaders; utility vehicles; landscape and irrigation equipment; and other outdoor power products.

  . Deere's worldwide construction and forestry segment manufactures and distributes a broad range of machines used in construction, earthmoving, material handling and timber harvesting-including backhoe loaders; crawler dozers and loaders; four-wheel-drive loaders; excavators; motor graders; articulated dump trucks; forklifts; landscape loaders; and log skidders, feller bunchers, loaders, forwarders, harvesters and related attachments.

     The products produced by the equipment segments are marketed primarily through independent retail dealer networks and major retail outlets.

  . The credit segment primarily finances sales and leases by John Deere dealers of new and used agricultural, commercial and consumer, and construction equipment and sales by non-Deere dealers of recreational products. In addition, it provides wholesale financing to dealers of the foregoing equipment, provides operating loans and finances retail revolving charge accounts.

   In addition you may obtain Deere's filings with the SEC for more information. See "Where You Can Find More Information" beginning on page 66.

                           INFORMATION ABOUT RICHTON

Security ownership of directors, executive officers and principal stockholders of Richton

   The following table sets forth information regarding beneficial ownership of the common stock of Richton as of June 30, 2001, by all persons known to Richton to be the beneficial owners of more than 5% of the common stock, by the directors and by the directors and executive officers as a group:

                                               Shares Beneficially   Percent
   Beneficial Owner                                   Owned        of Class (1)
   ----------------                            ------------------- -----------
   Fred R. Sullivan...........................      1,643,197(2)      47.5%
   FRS Capital Company, LLC...................      1,239,274(3)      35.8%
   The Franc M. Ricciardi Residuary Trust.....        208,923(4)       6.0%
   Fred A. Sullivan...........................        407,000(5)      11.8%
   Norman E. Alexander (6)....................          5,000            *
   Richard P. Barnitt (6).....................          1,000            *
   Marshall E. Bernstein (7)..................          1,500            *
   Cornelius F. Griffin (8)...................        112,000          3.2%
   Thomas J. Hilb (6).........................         51,137          1.5%
   Stanley J. Leifer (6)......................         16,551            *
   Donald A. McMahon (6)......................          3,000            *
   All directors and executive officers
    as a group (8 persons)....................      1,833,385         53.0%

--------
*  denotes less than one (1%) percent.
(1) In determining the percent of class, shares which could be acquired through the exercise of stock options and warrants that are presently exercisable or exercisable within 60 days are deemed outstanding for the purpose of computing that person's percentage of class. The percentages are based on 3,459,742 shares of common stock outstanding as of June 30, 2001.
(2) Includes: (i) 208,923 shares owned by the Franc M. Ricciardi Residuary Trust, of which Fred R. Sullivan is the sole trustee; (ii) 30,000 shares which may be acquired through the exercise of stock options, all of which are currently exercisable; (iii) 1,139,274 shares and warrant to purchase an additional 100,000 shares held by FRS Capital, over which Mr. Sullivan has voting and investment control (see Note (3) below); (iv) 40,000 shares issued pursuant to restricted stock grants (of which 20,000 are free of grant restrictions and 20,000 remain subject to grant restrictions; the number of restricted shares decreases to 13,333 on August 9, 2001); and (v) 125,000 shares owned directly by Mr. Sullivan. Does not include 27,000 shares owned by Mr. Sullivan's wife, of which Mr. Sullivan disclaims beneficial ownership. Mr. Sullivan is the President, Chief Executive Officer and Chairman of the Board of Richton. As a result of the Voting Agreement by and among Mr. Sullivan, FRS Capital, Deere and Green Mergersub, Mr. Sullivan may be deemed to be a member of a voting group owning beneficially in the aggregate 1,643,197 shares consisting of (i) the shares beneficially owned by Mr. Sullivan, and (ii) the shares beneficially owned by FRS Capital. See "Voting Agreement" at page 52.
(3) Includes: 1,139,274 shares of common stock and a currently exercisable warrant to purchase an additional 100,000 shares of common stock. While Mr. Sullivan has sole voting authority over the shares held by FRS Capital, his son, Fred A. Sullivan, has a majority equity interest in FRS Capital. As a result of the Voting Agreement by and among Mr. Sullivan, FRS Capital, Deere and Green Mergersub, Inc., FRS Capital may be deemed to be a member of a voting group owning beneficially in the aggregate 1,643,197 shares consisting of (i) the shares beneficially owned by Mr. Sullivan, and (ii) the shares beneficially owned by FRS Capital . As a member of that group, FRS Capital may be deemed to beneficially own the 1,643,197 shares beneficially owned by the group.
    Does not include the 403,923 shares beneficially owned by Mr. Sullivan other than through FRS Capital, which shares FRS Capital may be deemed to beneficially own as a member of the voting group. See "Voting Agreement" at page 52.

(4) Does not include 62,107 shares owned directly by Mrs. Rosemarie S. Ricciardi, widow of Franc M. Ricciardi, former Chairman of Richton.
(5) Does not include shares held by FRS Capital. See Note (3) above. Fred A. Sullivan is the son of Mr. Sullivan.
(6) This person is a director of Richton.
(7) Mr. Bernstein is Secretary of Richton.
(8) Mr. Griffin is Vice President and Chief Financial Officer of Richton.

   If each of the above holders of Richton's common stock chooses the stock election, such holder will receive that number of shares of Deere common stock determined in accordance with the exchange ratio. If all of the 2,240,385 shares of Richton common stock beneficially owned by such persons (assuming for purposes of this paragraph, the exercise of all options and warrants held by such persons, (if any) are exchanged in the merger, such persons would receive an aggregate of 1,885,285 shares of Deere common stock (assuming an exchange ratio of 0.8415), which amount, in the aggregate represents less that 1% of the outstanding common stock of Deere.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS OF RICHTON

Introduction

   Richton is a diversified service company. Its wholly owned subsidiary, Richton Holding Corporation, has three operating subsidiaries, Century Supply Corp., or Century, CBE Technologies, Inc., or CBE, and Creative Business Concepts, Inc., or CBC. Century is a leading full-service wholesale distributor of sprinkler irrigation systems, outdoor lighting and decorative fountain equipment. Its branches serve customers in 36 States and in Ontario, Canada. Century's primary customers are irrigation and landscape contractors who install irrigation systems for commercial, residential and golf course watering systems. Approximately 86% of revenues is derived from irrigation products, with the remaining 14% from lighting and fountains.

   CBE is headquartered in Boston, Massachusetts with offices in New York, New York and Portland, Maine. CBE is a systems integrator providing: network consulting, design and installation; network management and related support; technical services outsourcing; comprehensive hardware maintenance; and equipment sales. CBE is also an authorized service and warranty center for most of the leading PC manufacturers including IBM, Compaq, Hewlett Packard, Apple and AST.

   CBC is headquartered in Irvine, California and was acquired by Richton in February 1999. CBE's Costa Mesa, California branch was merged into CBC in March 1999. CBC essentially performs the same services for its West Coast customers that CBE provides for its customers.

History of Business Acquisitions

   On March 29, 1995, Richton, through its wholly owned subsidiary, Century, acquired all the operating assets and business of CBE for $5.0 million, plus assumption of certain liabilities, which acquisition was financed by bank borrowings of $3.0 million, a $1.0 million unsecured promissory note to the former owners and a $1.0 million note to the Chairman of Richton. The note to the Chairman was subject to a fairness opinion of an independent advisor chosen by Richton's board of directors.

   During the period from 1995 through 1999, Century acquired for an aggregate of $15.0 million, more than 25 distributor operations throughout the East, South and Midwest. The purchases were financed by bank borrowings and the issuances of subordinated debt to former owners of these operations. These acquisitions were accounted for as purchases and Richton recognized an aggregate of $6.2 million of goodwill and other intangibles in these transactions.

   On February 25, 1999, Richton acquired for $2.2 million 100% of the common stock of CBC of Irvine, California, a leading computer networking integrator. CBC was consolidated with the Costa Mesa office of Richton's CBE subsidiary. The acquisition was accounted for as a purchase. Richton recognized approximately $2.3 million of goodwill in this transaction.

   On October 18, 1999, Richton acquired for $1.4 million all of the operating assets and certain of the liabilities of Corporate Access, Inc., or CAI. CAI, which has been assimilated into CBE, is a value added reseller of networking and computer equipment. This acquisition was accounted for as a purchase and Richton recognized approximately $1.0 million of goodwill in this transaction.

   On June 30, 2000, Century acquired all of the outstanding common stock of a distributor in Arlington, Texas. The aggregate purchase price of this acquisition was $2.0 million, including the recording of goodwill and intangible assets of $.8 million. In addition, Richton acquired assets of two other distributors in Pennsylvania and Massachusetts. The aggregate purchase price of these acquisitions was $.4 million, including the recording of goodwill and intangible assets of $85,000.

   During the first half of 2001, Century acquired, for an aggregate of $5.3 million, three distributor operations in Texas, Nevada and California. These acquisitions were accounted for as purchases and Richton recognized $1 million in goodwill and other intangibles on these transactions. In addition, Century opened new branches in new markets in Texas and the Southwest.

Seasonality and Working Capital Requirements

   Century's business is seasonal principally due to the fact that irrigation systems are normally installed during warm weather and a majority of Century's branches are located in the eastern half of the United States. As a result, Century's monthly and quarterly sales, operating results and working capital requirements fluctuate significantly. Century relies on short-term borrowing to finance its working capital needs. Century seeks to maintain a level of borrowing of approximately $25 million that is normally achieved during the latter part of December through much of the first quarter. Beginning in April, borrowing requirements expand. By July, short-term borrowings increase to approximately $50 million, consistent with working capital growth and operating requirements. Thereafter, receivable balances are liquidated, releasing substantial amounts of cash that may be used to reduce short-term borrowing. See "Liquidity and Capital Resources" below and Note 7 of Notes to Consolidated Financial Statements for a description of Richton's Revolving Credit facility.

   At December 31, 2000, working capital increased approximately $5.6 million to $15.4 million from $9.8 million in 1999. This increase was attributed primarily to higher inventories and receivables resulting from increased sales and acquisitions and to a buying program offered by one of Century's principal suppliers.

   The following analysis of the financial condition and results of operations of Richton should be read in conjunction with the Selected Financial Data of Richton and Richton's consolidated financial statements (including the notes thereto) appearing elsewhere in this proxy statement/prospectus.

Results of Operations

For the Three Months ended March 31, 2001

   Sales and net loss for the three months ended March 31, 2001 were $38.3 million and $3.16 million, respectively or $(.95) per share basic and diluted. For the three months ended March 31, 2000, sales and net loss were $43.4 million and $1.16 million, respectively or $(.38) per share--basic and diluted. As has been previously stated, the quarterly sales and profits are not representative of the other quarters of the year due to seasonality of Richton's principal business.

   Century's sales were down approximately 14.2% from year earlier amounts. Sales were unfavorably affected by the wet and cold weather throughout most of Century's markets. The markets in Texas and the Western regions showed improvement when compared to last year.

   The Technology Group reported decreased revenues--down 6.2%--compared with the same three months last year. This decline is principally attributed to a refocus on the service side of their business and a rationalization of the product sales side. Gross profits for the Technology Group improved. However, operating profits as compared to the same periods in 2000 declined due to higher costs associated with the cost of installing a new ERP software program.

   Gross profit for the three months ended March 31, 2001 and 2000 were $9.4 million or 24.5% of sales and $10.5 million or 24.1% of sales, respectively. The higher gross profit as a percentage of sales for the period ended March 31, 2001 when compared to the corresponding periods in 2000, is due principally to geographic, product and service mix of Richton's two principal businesses.

   Selling, general and administrative expenses for the three months ended March 31, 2001 and 2000 were $14.0 million and $11.8 million, respectively. The higher level of expenses in the current year is due to the higher number of operating branches at Century. Century now has 150 branches.

   Interest expense--net, for the three months ended March 31, 2001 was $0.5 million, approximately the same as the prior year amount. The result of higher borrowing level is offset by the lower interest rates.

   The benefit from Federal, State and foreign income taxes as a percentage of pre-tax loss for the three-month period ended March 31, 2001 and 2000 were 39.0% and 37.6% respectively.

   As a result of the foregoing, the net loss for the three months ended March 31, 2001 and 2000 were $3.16 million or $(.95) per share basic and diluted and $1.16 million or $(.38) per share basic and diluted, respectively.

Comparison of Years Ended December 31, 2000 and December 31, 1999

   Sales. Sales for the year ended December 31, 2000 were $260.6 million, an increase of $42.4 million, or approximately 19.4%, over sales of $218.2 million for the year ended December 31, 1999. Century contributed $25.8 million of this increase for a year over year increase of 14.7%. Century's growth in 2000 was due to geographical expansion and full year inclusion relating to acquisitions made during 1999 and to continued expansion of its branch network, which expanded to approximately 150 branches at December 31, 2000. Richton's Technology group has increased sales by 38.5%, to $59.4 million from $42.9 million in 1999. All of the Technology Group's growth is due to increased sales of product relating to the acquisition of CAI in the second half of 1999.

   Gross Profit. Gross profit for the year ended December 31, 2000 was $71.6 million, an increase of $7.7 million, or approximately 12.1%, over gross profit for the year ended December 31, 1999 of $63.8 million. This increase is due primarily to the higher sales noted above. The overall gross profit percentage decreased to 27.5% in the year ended December 31, 2000 from 29.2% in 1999 due to the product mix related to the growth in the Technology Group's sales.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2000 increased $6.0 million, or 12.1%, to $55.6 million from $49.6 million for the year ended December 31, 1999. As a percentage of sales, these costs are 21.3% and 22.7% of sales in 2000 and 1999, respectively. The full year effect of the geographical expansion resulting from acquisitions made during 1999 noted above accounted for a major portion of this increase.

   Interest Expense. Interest expense, net for the year ended December 31, 2000, increased $.5 million to $2.8 million from $2.3 million in 1999. This increase reflects the increased borrowings under Richton's line of credit incurred to support the higher working capital requirements and the moderately higher interest rates due principally to the tightening credit markets for short-term borrowings.

   Net Income. For the year ended December 31, 2000, the federal, state and foreign income tax provision was $4.7 million, and 35% of pre-tax income, compared with $4.8 million and 40%, respectively for 1999. The decline in the effective tax rate is due to the reversal of tax reserves of approximately $.4 million relating to closed years. The higher taxes are due to higher pretax income in the year ended December 31, 2000 as compared with 1999.

   As a result of the foregoing, net income for the year ended December 31, 2000 was $8.51 million, or $2.47 per share-diluted. This compares with $7.16 million, or $2.12 per share-diluted, for the year ended December 31, 1999. The higher net income is due principally to increased sales levels as a result of both acquisitions and internal growth.

Comparison of Years Ended December 31, 1999 and 1998

   Sales. Sales for the year ended December 31, 1999 were $218.2 million, an increase of $70.3 million, or approximately 47.5%, over sales of $147.9 million in 1998. Century contributed $50.3 million of this increase due largely to favorable economic and weather conditions in most of its market areas and due to geographical expansion relating to acquisitions made during 1998, the acquisitions made in early 1999 and continued growth from past acquisitions and branch openings. Richton's Technology Group increased sales by 87.3%, to $42.9 million for the year ended December 31, 1999, from the $22.9 million represented solely by CBE in 1998. This Group currently includes CBE, CAI (purchased in October, 1999) and CBC (acquired effective January, 1999 with 1999 sales of $15.5 million).

   Gross Profit. Gross profit for the year ended December 31, 1999 was $63.8 million, an increase of $23 million, or approximately 56.4%, over gross profit of $40.8 million for 1998. This increase was due primarily to the higher sales noted above. The overall gross profit percentage increased slightly in 1999 to 29.2% from 27.6% in 1998 due to product mix and improved competitive conditions, principally in the geographically diverse markets served by Century.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 1999 increased $16.4 million, or 49.4%, to $49.6 million from $33.2 million for the year ended December 31, 1998. As a percentage of sales, these costs are 22.7% and 22.4% of sales in 1999 and 1998, respectively. The full year effect of the geographical expansion resulting from acquisitions made during 1998 and 1999 noted above accounted for a major portion of this increase.

   Interest Expense. Interest expense, net for the year ended December 31, 1999, increased $.7 million to $2.3 million in 1999 from $1.6 million in 1998. This increase reflects the increased borrowings under Richton's line of credit incurred to support the higher working capital requirements. In addition, higher interest rates due principally to the tightening credit markets for short term borrowings contributed to this increased cost.

   Net Income. For the year ended December 31, 1999, the federal, state and foreign income tax provision was $4.8 million, and 40% of pre-tax income, compared to $2.4 million and 41%, respectively, for 1998, an increase of approximately $2.4 million. The higher taxes are due to higher pretax income in 1999 as compared to 1998. The slightly lower tax rate was attributed to lower state taxes in 1999.

   As a result of the foregoing, net income for the year ended December 31, 1999 was $7.16 million, or $2.12 per share-diluted. This compares with $3.53 million, or $1.06 per share-diluted, for the year ended December 31, 1998. The higher net income is due principally to increased sales levels as a result of both acquisitions and internal growth.

Liquidity and Capital Resources

   Richton's principal source of funding is through its Revolving line of credit. For the three months ended March 31, 2001, and 2000 Richton's net cash used in operations was $8.65 million and $2.87 million, respectively. The higher amounts used during 2001 were attributable to a higher operating loss and to an increase in working capital. These amounts were totally financed by Richton's line of credit, which increased $9.91 million and $3.24 million at March 31, 2001 and 2000, respectively. The balance of this funding was used to reduce term and subordinated debt, make acquisitions and capital expenditures. The measures of the currency of account receivable and inventory performance is the day's sales outstanding and inventory turnover, respectively. At March 31, 2001 days sales outstanding increased by approximately 25% when compared to the same period last year. The principal cause of the slower collections in 2001 is due to the delay in the beginning of the selling season, which as noted above is related to the poor weather. The lower inventory turnover as compared to last year is also due to the later start of the selling season.

   While Richton has continued to generate sufficient cash and gain sufficient credit availability to liquidate its term and subordinated debt as it becomes due, and maintain growth, there is no assurance, given the high degree of leverage, the seasonality of its principal business and the strong construction economy that has existed, that it can continue to do so in the future.

   Richton's net worth as of December 31, 2000 increased to $27.8 million from $19.0 at December 31, 1999. Richton's long-term debt, including the current portion, was $5.2 million at December 31, 2000, a decrease of $3.1 million from December 31, 1999. In addition, amounts due under lines of credit totaled
$34.1 million as of December 31, 2000 compared with $ 29.0 million as of December 31, 1999. The increases in borrowings are primarily due to the higher working capital needs in both businesses. Cash flow from operations was $3.1 million in 2000, which compares with $3.4 million in 1999 and $1.3 million used in operations in 1998. Richton was thus able to fund it's subordinated debt repayment and acquire new businesses and make capital improvements by increasing its debt by only $3.4 million.

   Richton continues to rely on short-term borrowings to finance its working capital. During the first quarter of each year, Century's working capital requirements are at a low point with short-term borrowings of $38.0 million. During the second quarter, working capital requirements begin to expand and by July of each year, the amount necessary to carry the working capital expands to approximately $45.0 million. From July through the remainder of the year, receivable balances are liquidated, releasing substantial amounts of cash that may be used to reduce short-term debt. By December 31, 2000, working capital increased approximately $5.6 million to $ 15.4 million from $ 9.8 million in 1999. This increase was attributed primarily higher inventory and receivable balances. Net worth to total capitalization improved to 44% at December 31, 2000 from 34% as of a year earlier.

   As of January 1, 2001, Richton has sufficient credit facilities and cash flow to meet its obligations as they come due over the next 12 months. Although Richton believes it will continue to generate cash and have sufficient credit available to liquidate its term and subordinated debts as they become due, there is no assurance, given the degree of leverage, the seasonality of its principal business and the strong construction economy that existed during much of 2000, that it can continue to do so in the future.

   During 2000, Richton negotiated several modifications to its existing $67.5 million, five year revolving credit, term loan and security agreement with PNC Business Credit. The revolving credit agreement provides for a $60.0 million revolving credit facility and a $7.5 million five year term loan--now reduced to $4.25 million. Loans under this agreement are secured by accounts receivable, inventory and fixed assets of Century, CBC and CBE. The revolving credit loans carry an interest rate based upon LIBOR plus 250 basis points if Richton's leverage ratio is in excess of 2.5 times trailing twelve month EBITDA, as defined, or LIBOR plus 225 basis points if the leverage ratio is lower than 2.5 times trailing twelve month EBITDA, as defined. The modifications include a lower applicable margin ( as defined) of 225 and 200 basis points when the leverage ratio is lower than 2.50 or 2.00, respectively. In addition, certain other restrictive provisions were moderated.

Richton also has a prime rate option. At December 31, 2000, the interest rate was 8.9%, or LIBOR plus 225 basis points. The revolving credit agreement expires in 2004. Although Richton believes it will continue to generate cash and have sufficient credit available to liquidate its term and subordinated debts as they become due, there is no assurance, given the degree of leverage, the seasonality of its principal business and the strong construction economy that existed during much of 2000, that it can continue to do so in the future.

                       DESCRIPTION OF DEERE CAPITAL STOCK

   Set forth below is a description of the Deere capital stock. The following statements are brief summaries of, and are subject to the provisions of, the certificate of incorporation and bylaws of Deere and the relevant provisions of the law of Delaware.

   Deere currently is authorized to issue up to 600,000,000 shares of common stock, par value $1.00 per share. Deere is also authorized to issue up to 9,000,000 shares of preferred stock, par value $1.00 per share, in series. Deere has not issued any of this preferred stock. If preferred stock is issued, Deere's board of directors may fix the designation, relative rights, preferences and limitations of the shares of each series.

   Dividends may be paid on the Deere common stock out of funds legally available for dividends, when and if declared by Deere's board of directors.

   Holders of the Deere common stock are entitled to share ratably in any dividends and in any assets available for distribution on liquidation, dissolution or winding-up, subject, if preferred stock of Deere is then outstanding, to any preferential rights of such preferred stock. Each share of Deere common stock entitles the holder of record to one vote at all meetings of stockholders, and the votes are non-cumulative. The Deere common stock is not redeemable, has no subscription or conversion rights and does not entitle the holder to any pre-emptive rights.

   Each holder of Deere common stock is also the holder of one preferred stock purchase right for each share of Deere common stock. Each right represents the right to purchase one three hundredth of a share of Series A Participating Preferred Stock of Deere at a price of $225 and is exercisable upon occurrence of certain specified events.

   The Bank of New York is the transfer agent and registrar for the Deere common stock.

                        COMPARISON OF STOCKHOLDER RIGHTS

   Deere and Richton are both organized under the laws of the State of Delaware. Any differences, therefore, in the rights of holders of Deere common stock and Richton common stock will arise from differences in their respective certificates of incorporation and bylaws and, in the case of Deere, from the existence of a rights agreement. Under the terms of the merger agreement, Richton stockholders have the right to receive the merger consideration in the form of Deere common stock. At the effective time of the merger, the rights of Richton stockholders who receive Deere common stock in the merger will be governed by Delaware law, Deere's amended and restated certificate of incorporation and Deere's amended bylaws. The following is a summary of the material differences between the current rights of Richton stockholders and the rights of Deere stockholders.

   The following discussions are not intended to be complete and are qualified by reference to Richton's restated certificate of incorporation, Richton's bylaws, Deere's amended and restated certificate of incorporation and Deere's amended bylaws. In addition, the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences that are equally important do not exist. We urge you to read carefully the relevant provisions of Delaware law, as well as the respective certificates of incorporation and bylaws of Deere and Richton. Copies of Deere's and Richton's documents are incorporated by reference into this document. Copies of these documents will be sent to you upon request. See "Where You Can Find More Information" beginning on page 66.

 SUMMARY OF MATERIAL DIFFERENCES BETWEEN THE RIGHTS OF RICHTON STOCKHOLDERS AND
                        THE RIGHTS OF DEERE STOCKHOLDERS


                    Richton Stockholder Rights            Deere Stockholder Rights
--------------------------------------------------------------------------------------
  Authorized     The authorized capital stock of      The authorized capital stock of
   Capital       Richton currently consists of        Deere currently consists of
   Stock:        6,500,000 shares of capital          609,000,000 shares of capital
                 stock, consisting of (1)             stock, consisting of (1)
                 6,000,000 shares of Richton          600,000,000 shares of Deere
                 common stock, par value $0.10        common stock, par value $1.00
                 per share, and (2) 500,000           per share, and (2) 9,000,000
                 shares of preferred stock, par       shares of preferred stock, par
                 value $1.00 per share.               value $1.00 per share.

--------------------------------------------------------------------------------------
  Number of      Richton's bylaws provide that        Deere's certificate of
   Directors;    the authorized number of             incorporation provides that the
   Classified    directors shall be not less than     board of directors shall consist
   Board:        5 nor more than 12 as determined     of not less than 3 nor more than
                 by the board of directors, The       18 directors as determined by
                 Richton board of directors           the affirmative vote of a
                 currently consists of 6              majority of the directors then
                 directors, divided into three        on the board. The Deere board of
                 classes of relatively equal          directors currently consists of
                 number, with each director           12 directors, divided into three
                 elected to a term expiring at        classes of relatively equal
                 the third succeeding annual          number, with each director
                 meeting of stockholders.             elected to a term expiring at
                                                      the third succeeding annual
                                                      meeting of stockholders.

--------------------------------------------------------------------------------------
  Removal of     Richton directors may be removed     Deere directors may be removed
   Directors:    with or without cause by the         only for cause by the
                 affirmative votes of the holders     affirmative vote of the holders
                 of at least a majority of the        of a majority of the votes cast
                 votes cast by the holders of         by the holders of shares
                 shares entitled to vote thereon      entitled to vote thereon at a
                 at a meeting of stockholders.        meeting of stockholders.

--------------------------------------------------------------------------------------
  Calling a      Special meetings of the Richton      Special meetings of the Deere
   Special       stockholders may be called by        stockholders may be called by
   Meeting       the chairman of the board of         the chairman of the board of
   of            directors or a majority of the       directors or the board of
   Stockholders: board of directors.                  directors.


                  Richton Stockholder Rights            Deere Stockholder Rights
------------------------------------------------------------------------------------
  Nomination   No provisions.                       Under Deere's bylaws,
   of                                               nominations of persons for
   Directors                                        election as directors may be
   and Other                                        made at a meeting of
   Business:                                        stockholders only by the board
                                                    of directors or a board-
                                                    authorized person, or by any
                                                    stockholder of Deere entitled to
                                                    vote in the election of
                                                    directors, provided such
                                                    stockholder sends written notice
                                                    to the Secretary of Deere
                                                    proposing the nominee for
                                                    election as a director. The
                                                    notice must contain specified
                                                    information regarding the
                                                    nominee for election as a
                                                    director and the nominating
                                                    stockholder, and must be
                                                    received by Deere not less than
                                                    90 days nor more than 120 days
                                                    prior to the meeting.

                                                    In addition, Deere's bylaws
                                                    provide that for business to be
                                                    properly brought before any
                                                    annual or special meeting of
                                                    stockholders, it must be either
                                                    specified in the notice of
                                                    meeting from the Board of
                                                    Directors, otherwise properly
                                                    brought before the meeting by or
                                                    at the direction of the Board or
                                                    properly brought before the
                                                    meeting by a stockholder. For
                                                    business to be properly brought
                                                    before a meeting by a
                                                    stockholder, the stockholder
                                                    must send notice to the
                                                    Secretary of Deere setting forth
                                                    a brief description of the
                                                    business, the stockholder's name
                                                    and other information regarding
                                                    the stockholder and any interest
                                                    the stockholder has in the
                                                    proposed business. The notice
                                                    must be received by Deere not
                                                    less than 90 days nor more than
                                                    120 days prior to the meeting.

------------------------------------------------------------------------------------
  Stockholder  Stockholders may act by written      Stockholders may not act by
   Action by   consent in lieu of a meeting.        written consent in lieu of a
   Written                                          meeting.
   Consent:

                        Richton Stockholder Rights        Deere Stockholder Rights
--------------------------------------------------------------------------------------
  Approval of        The affirmative vote of at least   Not applicable.
   Business          80% of the voting power of the
   Combinations:     capital stock is required to (i)
                     adopt any agreement providing
                     for the merger or consolidation
                     of Richton or (ii) the sale,
                     lease or exchange of all or
                     substantially all of the assets
                     of Richton to, or any sale,
                     lease or exchange to Richton in
                     exchange for securities of
                     Richton of any assets of any
                     other corporation, person or
                     entity if the other corporation,
                     person or entity owns more than
                     10% of the outstanding stock of
                     Richton; provided that this
                     provision is not applicable to
                     any transaction if the board of
                     directors has approved a
                     memorandum of understanding with
                     respect to the transaction.

--------------------------------------------------------------------------------------
  Amendment of       Generally, Richton's certificate   The affirmative vote of at least
   Certificate       of incorporation may be amended,   a majority of outstanding shares
   of Incorporation: following approval by Richton's    of Deere common stock is
                     board of directors, by the         required to amend the Deere
                     affirmative vote of the holders    certificate of incorporation.
                     of a majority of the outstanding
                     stock entitled to vote. In
                     addition, Richton's certificate
                     of incorporation provides that
                     the affirmative vote of the
                     holders of at least 80% of the
                     voting power of the outstanding
                     capital stock of the company is
                     required to amend provisions in
                     Richton's certificate of
                     incorporation related to:

                     .  the requirement discussed
                        above that the affirmative
                        vote of at least 80% of the
                        voting power of the capital
                        stock is required to approve
                        business combinations;

                     .  the certificate of
                        incorporation provision
                        providing for 80% voting
                        requirements; and

                     .  the requirement that the
                        bylaw provision setting forth
                        the number, election,
                        classification and terms of
                        directors may be amended or
                        repealed by the affirmative
                        vote of the holders of at
                        least 80% of the voting power
                        of the outstanding capital
                        stock of the company.

                     Richton Stockholder Rights        Deere Stockholder Rights
----------------------------------------------------------------------------------
  Amendment of    Richton's bylaws may be amended,   Deere's bylaws may be amended,
   Bylaws:        supplemented or repealed by the    supplemented or repealed by the
                  board of directors of the          stockholders of the company or
                  company. Richton stockholders      the board of directors of the
                  may also amend, supplement or      company.
                  repeal bylaws of the company,
                  except that the affirmative vote
                  of the holders of at least 80%
                  of the voting power of the
                  outstanding capital stock of the
                  company is required to amend,
                  supplement or repeal provisions
                  in Richton's bylaws relating to
                  the number, election,
                  classification and terms of
                  directors.

----------------------------------------------------------------------------------
  Interested      Under Delaware law, an             Deere has not made such an
   Stockholders:  interested stockholder, defined    election.
                  generally as a person owning 15%
                  or more of a corporation's
                  outstanding voting stock, is
                  prevented from engaging in a
                  business combination with the
                  corporation for three years
                  following the time that person
                  became an interested
                  stockholder, unless:

                  .  the board, before the time
                     the person became an
                     interested stockholder,
                     approved either the business
                     combination or the
                     transaction that resulted in
                     the person becoming an
                     interested stockholder;

                  .  the person became an
                     interested stockholder and
                     85% owner of the voting stock
                     in the transaction, excluding
                     shares owned by directors and
                     officers and shares owned by
                     some employee stock plans; or

                  .  the combination transaction
                     is approved by the board and
                     authorized by the affirmative
                     vote of at least two-thirds
                     of the outstanding voting
                     stock not owned by the
                     interested stockholder.

                  A Delaware corporation can elect
                  in its charter or bylaws not to
                  be governed by this provision of
                  Delaware law. Richton has not
                  made such an election.

                                 LEGAL MATTERS

   The legality of the Deere common stock offered hereby will be passed upon for Deere by James R. Jenkins, general counsel of Deere. Mr. Jenkins beneficially owns or has rights to acquire an aggregate of less than [0.01%] of Deere's common stock. Each of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Deere, and Sills Cummis Radin Tischman Epstein & Gross, P.A., counsel to Richton, will deliver opinions concerning the federal income tax consequences of the merger.

                                    EXPERTS

   The financial statements of Richton International Corporation as of December 31, 2000 and December 31, 1999 and for each of the three years in the period ended December 31, 2000 included in this proxy statement/prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

   The financial statements and the related financial statement schedule incorporated in this proxy statement/prospectus by reference from Deere & Company's Annual Report on Form 10-K for the year ended October 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 OTHER MATTERS

   As of the date of this proxy statement/prospectus, the Richton board of directors is not aware of any matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. If any other matters come before the special meeting or any adjournments or postponements of the special meeting and are voted upon, the enclosed proxy will confer discretionary authority on the individuals named as a proxy to vote the shares represented by the proxy as to any other matters. The individuals named as proxies intend to vote or not to vote in accordance with the recommendation of the management of Richton.

                      FUTURE RICHTON STOCKHOLDER PROPOSALS

   If the merger is not consummated, Richton will hold an annual meeting of stockholders in 2001. If such meeting is held, for a stockholder proposal to be considered for inclusion in Richton's proxy statement for the 2001 annual meeting, the proposal must be received at Richton's offices no later than August 20, 2001. Rule 14a-8 of the Securities Exchange Act of 1934, as amended, contains standards as to what stockholder proposals are to be included in a proxy statement.

   In the event the merger is not consummated and the Richton 2001 annual meeting is held, if a stockholder intends to present a proposal for consideration or make a nomination for director at the 2001annual meeting outside the processes of Rule 14a-8 to be considered "timely" within the meaning of Rule 14a-4(c) under the Securities Exchange Act, the proposal must have been received by Richton by October 1, 2001.

                      WHERE YOU CAN FIND MORE INFORMATION

   Deere and Richton file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following locations of the SEC:

   Public
    Reference
    Room            North East Regional              Midwest Regional Office
   450 Fifth
    Street,
    N.W.
    Office          7 World Trade Center             500 West Madison Street
   Room 1024        Suite 1300                       Suite 1400
   Washington,
    D.C. 20549      New York, New York 10048         Chicago, Illinois 60661-2511

   The public may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0300. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

   The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like Deere and Richton, who file electronically with the SEC. The address of that site is http://www.sec.gov.

   You may also obtain information about Deere, including printer-friendly versions of Deere's SEC reports, at http://www.deere.com.

   You can also inspect reports, proxy statements and other information about Deere at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

   You can also inspect reports, proxy statements and other information about Richton at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

   Deere has filed a registration statement on Form S-4 under the Securities Act to register with the SEC the Deere common stock to be issued pursuant to the merger agreement. This proxy statement/prospectus is a part of that registration statement. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. You may obtain copies of the Form S-4 (and any amendments to those documents) in the manner described above.

   The SEC allows us to "incorporate by reference" information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or in any document filed after the date of this proxy statement/prospectus by Deere with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the meeting of Richton's stockholders. This proxy statement/prospectus incorporates by reference the documents set forth below that Deere and Richton have previously filed with the SEC. These documents contain important information about Deere and Richton and their financial condition.

     Deere SEC Filings                            Period
     -----------------                            ------
     Current Report on Form 8-K.................. Dated July 3, 2001
     Current Report on Form 8-K.................. Dated June 28, 2001
     Current Report on Form 8-K.................. Dated May 15, 2001
     Quarterly Report on Form 10-Q............... Quarter ended April 30, 2001
     Current Report on Form 8-K.................. Dated April 5, 2001
     Current Report on Form 8-K.................. Dated March 22, 2001
     Current Report on Form 8-K.................. Dated March 21, 2001
     Current Report on Form 8-K.................. Dated February 13, 2001
     Quarterly Report on Form 10-Q............... Quarter ended January 31, 2001
     Proxy Statement............................. Filed January 17, 2001

     Deere SEC Filings                              Period
     -----------------                              ------
     Current Report on Form 8-K.................... Dated December 11, 2000
     Current Report on Form 8-K.................... Dated November 27, 2000
     Current Report on Form 8-K.................... Dated November 21, 2000
     Annual Report on Form 10-K.................... Year ended October 31, 2000

     Richton SEC Filings                            Period
     -------------------                            ------
     Current Report on Form 8-K.................... Dated June 11, 2001
     Quarterly Report on Form 10-Q................. Quarter ended March 31, 2001
     Annual Report on Form 10-K.................... Year ended December 31, 2000

   Each of Deere and Richton incorporates by reference the documents listed above, and any additional documents filed by each of them with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until Richton's meeting of stockholders.

   You should rely only on the information contained or incorporated by reference in this document to vote on the merger agreement and the merger. Neither Deere nor Richton has authorized anyone to provide you with information that is different from what is contained in this document. This document is dated as of the date set forth on the cover page. You should not assume that the information contained in this document is accurate as of any date other than this date, and neither the mailing of this document to stockholders nor the delivery of Deere common stock pursuant to the merger shall create any implication to the contrary.

                     INDEX TO RICHTON FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
DECEMBER 31, 2000, 1999 AND 1998
  Report of Independent Public Accountants................................  F-2
  Consolidated Balance Sheets as of December 31, 2000 and 1999............  F-3
  Consolidated Statements of Income for the Years Ended December 31, 2000,
   1999 and 1998..........................................................  F-4
  Consolidated Statements of Stockholders' Equity for the Years Ended
   December 31, 2000, 1999 and 1998.......................................  F-5
  Consolidated Statements of Cash Flows for the Years Ended December 31,
   2000, 1999 and 1998....................................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
MARCH 31, 2001 AND 2000
  Consolidated Statements of Operations for the Three Months Ended March
   31, 2001 and 2000 (Unaudited).......................................... F-17
  Consolidated Balance Sheets as of March 31, 2001 (Unaudited) and
   December 31, 2000...................................................... F-18
  Consolidated Statements of Cash Flows for the Three Months Ended March
   31, 2001 and 2000 (Unaudited).......................................... F-19
  Notes to Consolidated Financial Statements (Unaudited).................. F-20

                    Report of Independent Public Accountants

To Richton International Corporation and Subsidiaries:

   We have audited the accompanying consolidated balance sheets of Richton International Corporation (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richton International Corporation and subsidiaries, as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP

                                          /s/ Arthur Andersen LLP

Roseland, New Jersey
February 24, 2001

               RICHTON INTERNATIONAL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                           December 31,
                                                      ------------------------
                                                         2000         1999
                                                      -----------  -----------
Current Assets:
  Cash and Cash Equivalents.......................... $ 2,609,000  $ 1,071,000
  Notes and Accounts Receivable, net of allowance for
   doubtful accounts of $2,639,000 in 2000 and
   $2,264,000 in 1999................................  42,005,000   33,312,000
  Inventories, net ..................................  29,790,000   24,012,000
  Prepaid Expenses and Other Current Assets..........   1,455,000    1,413,000
  Deferred Taxes.....................................   1,271,000    1,389,000
                                                      -----------  -----------
    Total Current Assets ............................  77,130,000   61,197,000
                                                      -----------  -----------
  Property, Plant and Equipment......................   6,254,000    4,908,000
  Less: Accumulated Depreciation and Amortization....  (2,727,000)  (2,018,000)
                                                      -----------  -----------
                                                        3,527,000    2,890,000
Other Assets:
  Deferred Taxes.....................................   1,027,000      869,000
  Goodwill ..........................................   7,732,000    7,793,000
  Other Intangibles..................................   2,036,000    2,301,000
  Other..............................................     300,000      342,000
                                                      -----------  -----------
TOTAL ASSETS ........................................ $91,752,000  $75,392,000
                                                      ===========  ===========

                       LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities:
  Current Portion of Long-Term Debt.................. $ 2,951,000  $ 3,252,000
  Revolving Credit ..................................  34,142,000   29,008,000
  Accounts Payable ..................................  14,346,000   10,056,000
  Accrued Liabilities................................   6,990,000    6,346,000
  Deferred Income....................................   3,301,000    2,704,000
                                                      -----------  -----------
    Total Current Liabilities........................  61,730,000   51,366,000
                                                      -----------  -----------
Non-current Liabilities
  Long-Term Debt.....................................   2,224,000    5,020,000
                                                      -----------  -----------
Commitments
Stockholders' Equity
  Preferred Stock, $1.00 par value; authorized
   500,000 shares; none issued.......................         --           --
  Common Stock, $.10 par value; authorized 6,000,000
   shares; issued 3,605,442 shares at December 31,
   2000 and 3,303,692 shares at December 31, 1999....     362,000      331,000
  Additional Paid-In Capital ........................  18,931,000   18,430,000
  Retained Earnings .................................  10,969,000    2,459,000
  Treasury Stock (319,000 and 297,000 shares at cost,
   respectively) ....................................  (2,249,000)  (1,925,000)
  Cumulative Translation Adjustment..................     (11,000)      11,000
  Unearned Compensation..............................    (204,000)    (300,000)
                                                      -----------  -----------
    Total Stockholders' Equity.......................  27,798,000   19,006,000
                                                      -----------  -----------
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY ............ $91,752,000  $75,392,000
                                                      ===========  ===========

  The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

               RICHTON INTERNATIONAL CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                            Year ended December 31,
                                     ----------------------------------------
                                         2000          1999          1998
                                     ------------  ------------  ------------
Net sales........................... $260,569,000  $218,176,000  $147,899,000
Cost of sales.......................  189,021,000   154,367,000   107,138,000
                                     ------------  ------------  ------------
  Gross profit......................   71,548,000    63,809,000    40,761,000
Selling, general & administrative
 expenses...........................   55,553,000    49,571,000    33,179,000
                                     ------------  ------------  ------------
  Income from operations............   15,995,000    14,238,000     7,582,000
Interest income.....................   (1,401,000)   (1,115,000)     (659,000)
Interest expense....................    4,224,000     3,428,000     2,263,000
                                     ------------  ------------  ------------
  Income before provision for income
   taxes............................   13,172,000    11,925,000     5,978,000
Provision for income taxes..........    4,662,000     4,770,000     2,446,000
                                     ------------  ------------  ------------
  Net income........................ $  8,510,000  $  7,155,000  $  3,532,000
                                     ============  ============  ============
Net income per common share:
  Basic............................. $       2.76  $       2.39  $       1.22
                                     ============  ============  ============
  Diluted........................... $       2.47  $       2.12  $       1.06
                                     ============  ============  ============
Weighted average common shares
 outstanding:
  Basic.............................    3,080,000     2,997,000     2,905,000
                                     ============  ============  ============
  Diluted...........................    3,440,000     3,378,000     3,318,000
                                     ============  ============  ============


  The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

               RICHTON INTERNATIONAL CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                            Additional   Retained                 Cumulative                   Total
                          Common    Common    Paid-in    Earnings     Treasury    Translation   Unearned   Stockholders'
                          shares    stock     Capital    (Deficit)      Stock     Adjustment  Compensation    Equity
                         --------- -------- ----------- -----------  -----------  ----------- ------------ -------------
Balance at December 31,
 1997..................  3,086,692 $309,000 $17,654,000 $(8,228,000) $  (415,000)  $     --    $     --     $ 9,320,000
Net Income.............        --       --          --    3,532,000          --          --          --       3,532,000
Issuance of restricted
 Common Stock--
 Unearned
  Compensation.........     20,000    2,000     168,000         --           --          --     (170,000)           --
Purchase of 127,000
 Common Shares.........        --       --          --          --    (1,015,000)        --          --      (1,015,000)
Exercise of Stock
 Options...............    110,000   11,000     191,000         --           --          --          --         202,000
Translation
 Adjustment............        --       --          --          --           --     (130,000)        --        (130,000)
                         --------- -------- ----------- -----------  -----------   ---------   ---------    -----------
Balance at December 31,
 1998..................  3,216,692  322,000  18,013,000  (4,696,000)  (1,430,000)   (130,000)   (170,000)    11,909,000
Net Income.............        --       --          --    7,155,000          --          --          --       7,155,000
Issuance of restricted
 Common Stock--
 Unearned
  Compensation.........     20,000    2,000     278,000         --           --          --     (280,000)           --
Amortization of
 Unearned
 Compensation..........        --       --          --          --           --          --      150,000        150,000
Purchase of 30,000
 Common Shares.........        --       --          --          --      (495,000)        --          --        (495,000)
Exercise of Stock
 Options...............     67,000    7,000     139,000         --           --          --          --         146,000
Translation
 Adjustment............        --       --          --          --           --      141,000         --         141,000
                         --------- -------- ----------- -----------  -----------   ---------   ---------    -----------
Balance at December 31,
 1999..................  3,303,692  331,000  18,430,000   2,459,000   (1,925,000)     11,000    (300,000)    19,006,000
Net Income.............        --       --          --    8,510,000          --          --          --       8,510,000
Amortization of
 Unearned
 Compensation..........        --       --          --          --           --          --       96,000         96,000
Purchase of 22,000
 Common Shares.........        --       --          --          --      (324,000)        --          --        (324,000)
Exercise of Stock
 Options...............     65,500    7,000     200,000         --           --          --          --         207,000
Exercise of Warrants...    236,250   24,000     301,000         --           --          --          --         325,000
Translation Adjustment
 ......................        --       --          --          --           --      (22,000)        --         (22,000)
                         --------- -------- ----------- -----------  -----------   ---------   ---------    -----------
Balance at December 31,
 2000..................  3,605,442 $362,000 $18,931,000 $10,969,000  $(2,249,000)  $ (11,000)  $(204,000)   $27,798,000
                         ========= ======== =========== ===========  ===========   =========   =========    ===========


  The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

               RICHTON INTERNATIONAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               Year ended December 31,
                                         --------------------------------------
                                             2000         1999         1998
                                         ------------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income.............................  $  8,510,000  $ 7,155,000  $ 3,532,000
  Reconciliation of net income to net
   cash provided by
   (used in) operating activities:
    Depreciation and Amortization......     2,323,000    2,021,000    1,100,000
    Deferred Taxes.....................       (40,000)    (413,000)    (636,000)
    Amortization of Unearned
     Compensation......................        96,000      150,000          --
  Changes in Operating Assets and
   Liabilities
    Net of Effects from Acquisitions:
    Deferred Income....................       597,000     (592,000)      46,000
    Other Working Capital Items,
     Assets............................   (13,101,000)  (7,103,000)  (8,093,000)
    Other Working Capital Items,
     Liabilities.......................     4,925,000    2,164,000    2,963,000
    Other Assets.......................      (170,000)     (14,000)    (181,000)
                                         ------------  -----------  -----------
      Net Cash Provided by (used in)
       Operating Activities............     3,140,000    3,368,000   (1,269,000)
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital Expenditures...................    (1,308,000)    (870,000)    (445,000)
Cash Paid for Acquisitions, Net of Cash
 Acquired..............................    (2,263,000)  (5,159,000)  (6,421,000)
                                         ------------  -----------  -----------
      Net Cash Used in Investing
       Activities......................    (3,571,000)  (6,029,000)  (6,866,000)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Long-Term Debt...........           --     7,656,000          --
Repayment of Long-Term Debt............    (3,351,000)  (6,841,000)  (1,226,000)
Proceeds from Lines of Credit, net.....     5,134,000    2,130,000   10,825,000
Exercise of Stock Options..............       207,000      146,000      202,000
Purchase of Common Shares..............      (324,000)    (495,000)  (1,015,000)
Exercise of Warrants...................       325,000          --           --
                                         ------------  -----------  -----------
      Net Cash Provided by Financing
       Activities......................     1,991,000    2,596,000    8,786,000
Effect of Exchange Rate on Cash
 Balances..............................       (22,000)     141,000     (130,000)
                                         ------------  -----------  -----------
Increase in Cash and Cash Equivalents..     1,538,000       76,000      521,000
Cash and Cash Equivalents, Beginning of
 Year..................................     1,071,000      995,000      474,000
                                         ------------  -----------  -----------
Cash and Cash Equivalents, End of
 Year..................................  $  2,609,000  $ 1,071,000  $   995,000
                                         ============  ===========  ===========
SUPPLEMENTAL DISCLOSURE OF CASH
FLOW INFORMATION:
  Cash Paid for Interest...............  $  4,074,000  $ 3,428,000  $ 2,161,000
                                         ============  ===========  ===========
  Cash Paid for Income Taxes...........  $  4,900,000  $ 4,597,000  $ 1,863,000
                                         ============  ===========  ===========

  The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

               RICHTON INTERNATIONAL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business:

   Richton International Corporation ("Richton") is a diversified service company with three operating subsidiaries, Century Supply Corp. ("Century"), CBE Technologies, Inc. ("CBE") and Creative Business Concepts, Inc. ("CBC"), collectively the "Company". Century is a leading full-service wholesale distributor of sprinkler irrigation systems, outdoor lighting and decorative fountain equipment. Branches serve customers in 35 states mostly in the eastern half of the United States and in Ontario, Canada. Irrigation products have historically been sold by manufacturers primarily through wholesale distributors. Century is a major distributor in the United States for all of the leading original equipment manufacturers ("OEM") in the irrigation systems field.

   CBE is headquartered in Boston, Massachusetts with offices located in New York, New York and Portland, Maine. CBE is a systems integrator providing network consulting, design, and installation; network management and related support; technical services outsourcing; comprehensive hardware maintenance; and equipment sales. CBE's technical certifications include: Novell Platinum reseller, Microsoft Channel partner, Banyan Enterprise/Network dealer, Novell authorized Training Center and a Novell Authorized Service Center. CBC is headquartered in Irvine, California and provides essentially the same services to west coast customers that CBE does on the east coast.

2. Summary of Significant Accounting Policies:

   Principles of Consolidation--The accompanying consolidated financial statements include the accounts of Richton and all wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

   Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents--Cash and cash equivalents include highly liquid investments purchased with maturities of three months or less.

   Allowance For Doubtful Accounts--The Company provides an allowance for doubtful accounts based upon a specific review of certain outstanding amounts and historical experience.

   Inventories--Inventory, which consists entirely of purchased finished goods, is valued at the lower of cost or market, using the first-in first-out ("FIFO") method of accounting.

   Goodwill--Goodwill at December 31, 2000 and 1999 relates to acquisitions completed during the last five years. Goodwill is being amortized on a straight-line basis over 5 to 15 years. Amortization for each of the years ended December 31, 2000 and 1999 was $.61 million.

   Other Intangibles--Other intangibles consist principally of amounts paid to sellers of businesses acquired subject to non-compete agreements and are being amortized over periods of 1-5 years. Amounts allocated primarily to non-compete agreements were $2.8 million and $2.3 million at December 31, 2000 and 1999, respectively. Amortization for each of the years ended December 31, 2000 and 1999 was $.7 million.

   Long-Lived Assets--The Company periodically reviews its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company does not believe that any such change has occurred.

               RICHTON INTERNATIONAL CORPORATION AND SUBSIDIARIES

   Revenue Recognition--Revenue from sales and services is recorded at the time the product is shipped to the customer or the service has been provided. In 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 summarized certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. Subsequent to the issuance of SAB 101, the EITF reached a consensus on EITF Issue 99-19, "Recognizing Revenue Gross as a Principal vs. Net as an Agent." The EITF clarifies whether a company should recognize revenue based on the gross amount billed (to a customer because it has earned revenue from the sale of goods or services) or the net amount retained (the amount billed to the customer less the amount paid to a supplier). The EITF states that this determination is a matter of judgment that depends on the relevant facts and circumstances and certain factors must be considered in that evaluation. SAB 101 and EITF 99-19 require changes in accounting arising as a result of adoption of these standards, which was required in the fourth quarter of 2000. The adoption of SAB 101 and EITF 99-19 did not have a material impact on the Company's financial position or results of operations.

   Deferred Income--Deferred income represents cash received from customers relating to service contracts that extend for specified periods of time, less than one year. Income is recognized proportionally over the life of the contract.

   Income Taxes--The provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") requires the Company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax basis of assets and liabilities.

   Accounting for Stock Based Compensation--The Company has elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees," and related interpretations. The Company has provided pro forma disclosure of the fair value of stock options in accordance with the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Compensation cost for stock grants is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount the employee must pay to acquire the stock.

   Comprehensive Income--The provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. Comprehensive income includes translation adjustments of ($22,000), $141,000, and ($130,000) for the years ended December 31, 2000, 1999 and 1998, respectively. Total comprehensive income has not been presented on the accompanying consolidated financial statements as its presentation is not material to the consolidated financial statements.

   Derivative Instruments and Hedging Activities--In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The Statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at fair value and that changes in fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of SFAS 133", which delayed the required adoption of SFAS 133 to fiscal 2001. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities-an amendment of SFAS 133", which was effective concurrently with SFAS 133. The Company currently does not engage in derivative activity and the adoption of these standards will not have a material effect on its results of operations, financial position or cash flows.

               RICHTON INTERNATIONAL CORPORATION AND SUBSIDIARIES

3. Acquisitions:

   On June 30, 2000, Century acquired all the outstanding common stock of a distributor in Arlington, Texas. The aggregate purchase price of this acquisition was $2.0 million, including the recording of goodwill and intangible assets of $.8 million. In addition, the Company acquired assets of two other distributors in Pennsylvania and Massachusetts. The aggregate purchase price of these acquisitions was $.4 million, including the recording of goodwill and intangible assets of $85,000.

   During 1999, Century acquired seven different distributor operations in six different markets: New York, Michigan, Oregon, Kentucky, Missouri and South Carolina. The aggregate purchase price of these acquisitions was $2.6 million. As a result of these acquisitions, the Company recorded goodwill and intangible assets of $.7 million and $.9 million, respectively.

   On February 25, 1999, the Company acquired 100% of the common stock of CBC of Irvine, California, a computer networking integrator. CBC was consolidated with the Costa Mesa office of Richton's CBE subsidiary. On October 18, 1999, the Company acquired all of the operating assets and certain of the liabilities of Corporate Access, Inc. ("CAI"). CAI, which has been assimilated into CBE, is a value added reseller of networking and computer equipment. The aggregate purchase price of these acquisitions was $3.6 million, plus assumed liabilities. In addition, certain contingent payments may be made based upon future results from CBC. As a result of these acquisitions, the Company recorded goodwill of $3.3 million.

   During 1998, Century acquired five different distributor operations in four different markets: Northern New Jersey, Idaho, Utah and Florida for an aggregate purchase price of $6.4 million. As a result of these acquisitions, the Company recorded goodwill and intangible assets of $.9 million and $1.3 million, respectively.

   Operating results of these entities acquired, which are included in the accompanying statement of income from the date of acquisition, were not material to the results of operations for the years ended December 31, 2000, 1999 and 1998.

4. Property, Plant and Equipment:

                                                              December 31,
                                                          ---------------------
                                                             2000       1999
                                                          ---------- ----------
     Land................................................ $  201,000 $  201,000
     Buildings and Leasehold Improvements................  1,650,000  1,276,000
     Autos and Trucks....................................    480,000    578,000
     Machinery and Equipment.............................  3,016,000  1,911,000
     Furniture and Fixtures..............................    907,000    942,000
                                                          ---------- ----------
                                                           6,254,000  4,908,000
     Less: Accumulated depreciation and amortization.....  2,727,000  2,018,000
                                                          ---------- ----------
                                                          $3,527,000 $2,890,000
                                                          ========== ==========

   Fixed assets are currently depreciated over five years except Buildings and Leasehold improvements. Leasehold improvements are amortized over the respective lease terms which are from 2 to 10 years or the life of the assets, whichever is shorter. Buildings are being amortized over 31 years.

              RICHTON INTERNATIONAL CORPORATION AND SUBSIDIARIES

5. Income Taxes:

   The provision for income taxes for the three years ended December 31, 2000 consists of the following:

                                                2000        1999        1998
                                             ----------  ----------  ----------
     Federal
       Current.............................. $4,006,000  $4,483,000  $2,634,000
       Deferred.............................    (40,000)   (413,000)   (636,000)
       State & Local........................    696,000     700,000     448,000
                                             ----------  ----------  ----------
                                             $4,662,000  $4,770,000  $2,446,000
                                             ==========  ==========  ==========

   A reconciliation of the provision for Federal income taxes at the statutory rate to the actual provision rate for income taxes for the three years ended December 31, 2000, is as follows:

                                                                2000  1999  1998
                                                                ----  ----  ----
     Federal...................................................  34%   34%   34%
     State & Local.............................................   6     4     7
     Reversal of Reserves related to closed years..............  (3)  --    --
     Other.....................................................  (2)    2   --
                                                                ---   ---   ---
                                                                 35%   40%   41%
                                                                ===   ===   ===

               RICHTON INTERNATIONAL CORPORATION AND SUBSIDIARIES

   Significant components of the deferred tax assets (liabilities) related to differences in tax and financial accounting bases are as follows:

                                                        2000          1999
                                                     -----------   -----------
     Current:
     Allowance for Doubtful Accounts................  $  897,000    $  770,000
     Inventory Reserves.............................     432,000       411,000
     Other..........................................     (58,000)      208,000
                                                     -----------   -----------
                                                      $1,271,000    $1,389,000
                                                     ===========   ===========
                                                        2000          1999
                                                     -----------   -----------
     Long Term:
     Amortization................................... $ 1,005,000   $   937,000
     Depreciation...................................      22,000        26,000
     Other..........................................         --        (94,000)
                                                     -----------   -----------
                                                     $ 1,027,000   $   869,000
                                                     ===========   ===========

6. Statements of Cash Flows:

   The components of other working capital items included in the Consolidated Statements of Cash Flows are as follows, net of effects from acquisitions:

                                             Year Ended December 31,
                                       --------------------------------------
                                           2000         1999         1998
                                       ------------  -----------  -----------
   Receivables........................ $ (7,913,000) $(4,287,000) $(6,738,000)
   Inventories........................   (5,152,000)  (2,234,000)  (1,235,000)
   Prepaid Expenses and Other Current
    Assets............................      (36,000)    (582,000)    (120,000)
                                       ------------  -----------  -----------
   Increase in Other Working Capital
    Items, Assets..................... $(13,101,000) $(7,103,000) $(8,093,000)
                                       ============  ===========  ===========
   Accounts Payable................... $  4,298,000  $ 1,677,000  $   795,000
   Accrued Liabilities................      627,000      487,000    2,168,000
                                       ------------  -----------  -----------
   Increase in Other Working Capital
    Items, Liabilities ............... $  4,925,000  $ 2,164,000  $ 2,963,000
                                       ============  ===========  ===========

               RICHTON INTERNATIONAL CORPORATION AND SUBSIDIARIES

7. Debt:

   The Company has the following debt as of December 31,

                                                           2000        1999
                                                        ----------- -----------
     Revolving Credit--PNC Bank (a)...................  $32,923,000 $26,888,000
     Revolving Credit--Deutsche Financial Services (b)
      ................................................    1,219,000   2,120,000
                                                        ----------- -----------
       Total Revolving Credit ........................  $34,142,000 $29,008,000
                                                        =========== ===========
     Long-Term Debt
      Term Note Payable--PNC Bank (c).................  $ 4,250,000 $ 6,750,000
     Other............................................      925,000   1,522,000
                                                        ----------- -----------
       Total .........................................    5,175,000   8,272,000
     Current Portion of Long-Term Debt................    2,951,000   3,252,000
                                                        ----------- -----------
     Long-Term Debt ..................................  $ 2,224,000 $ 5,020,000
                                                        =========== ===========

--------
(a) During 2000, the Company negotiated several modifications to its existing $67.5 million, five year Revolving Credit, Term Loan and Security Agreement ("Agreement") that expires in 2004, with PNC Business Credit ("PNC"). The Agreement provides for a $60.0 million Revolving Credit facility and a $7.5 million five year Term Loan--now reduced to $4.25 million. Loans under this Agreement are secured by accounts receivable, inventory and fixed assets of Century, CBE and CBC. The Revolving Credit loans carry an interest rate based upon LIBOR plus 250 basis points if the Company's leverage ratio is in excess of 2.5 times trailing twelve month EBITDA, as defined, or LIBOR plus 225 basis points if the leverage ratio is lower than 2.5 times trailing twelve month EBITDA, as defined. The modifications made in 2000 include a lower applicable margin of 225 and 200 basis points when the leverage ratio is lower than 2.50 or 2.00, respectively. In addition, certain other restrictive provisions were moderated. The Company also has a prime rate option. At December 31, 2000, the interest rate was 8.9%.
(b) The financing arrangements with Deutsche Financial Services ("DFS") relate to financing product purchases by CBE and CBC from its existing vendors. This arrangement supports the Company's sales program by offering CBC and CBE the opportunity to acquire products through DFS at lower cost and extends the payment terms by as much as 45 days interest free. PNC supports this program by offering to DFS a $1.5 million irrevocable letter of credit for each company on purchases made through CBE and CBC. This letter of credit carries an interest rate of 1.75% and expires May 31, 2001.
(c) PNC Term Loan is secured by, accounts receivable, inventory and fixed assets of Century, CBE and CBC with interest at LIBOR plus 225 basis points (8.9% as of December 31, 2000), payable in monthly installments of $125,000, final payment due October 1, 2003.

     The scheduled future maturities of long-term debt at December 31, 2000 are as follows:

         2001 ....................................... $2,951,000
         2002 .......................................  1,709,000
         2003 .......................................    433,000
         2004 .......................................     28,000
         2005 .......................................     54,000
                                                      ----------
                                                      $5,175,000

   The above agreements contain various covenants that among other things require the Company to maintain certain financial ratios and operating metrics. In addition, the PNC agreement precludes the payment of dividends to stockholders and provides for the Company to make an additional payment to PNC should the Company generate "excess cash balances," as defined. This provision is capped at $1.0 million per year.

               RICHTON INTERNATIONAL CORPORATION AND SUBSIDIARIES

Pursuant to this provision, at December 31, 2000, the Company has reclassified an additional $1.0 million of its Term Loan as current.

8. Retirement Plans:

   Century and CBE have tax deferred savings plans under Section 401(k) (the "Plans") of the Internal Revenue Code. The Plans allow employees to defer up to 15% of eligible compensation on a pre-tax basis through contributions to the Plans. Under the provisions of the Plans, Century has elected to contribute, for every dollar the employee contributes, 50% of the employee's amount, up to 4% of compensation, as defined. Century may also make discretionary contributions. The charge to income for employer contributions to the Century Plan was approximately $601,000, $492,000,and $361,000, for the years ended December 31, 2000, 1999 and 1998, respectively. In 2000, CBE initiated a company matching program to their existing Plan. Under the provisions of the Plan, CBE contributed 50% of the employee's amount, up to 6% of compensation, as defined. The charge to income for employer contributions to the CBE Plan was approximately $140,000, in the year ended December 31, 2000. No similar company contribution was made in prior years. CBC does not have a contributory retirement plan.

9. Stock Options:

   The Company accounts for its stock option plan (the "Option Plan") following the provisions of APB Opinion No. 25, under which no pro forma compensation cost is recognized for options granted at, or above fair market value at the date of grant. No compensation cost has been determined in accordance with the provisions of SFAS 123, as the Company did not grant any options during 2000, 1999 and 1998. Under the 1990 Long-Term Incentive Plan, which expired in 2000, the Company granted 315,000 options through December 31, 2000. Options are granted over terms not to exceed ten years. Under the Option Plan, the option exercise price must equal the stock's market price on the date of the grant except for options granted to the Chairman of the Board, for which the exercise price is at 110% of the current market price.

   During 2000, the Company adopted the 2000 Long-Term Incentive Plan ("2000 Plan"), which provides for the granting of options for up to 100,000 shares. Awards under the 2000 Plan may be stock options and restricted stock grants, as defined. The option price may not be less than the fair market value of the common stock at the date of grant. No options were granted during 2000.

   A summary of the status of the Option Plan at December 31, 2000, 1999 and 1998 is as follows:

                                    2000            1999            1998
                               --------------- --------------- ---------------
                                       Wtd Avg         Wtd Avg         Wtd Avg
                                         ex              ex              ex
                               Shares   price  Shares   price  Shares   price
                               ------- ------- ------- ------- ------- -------
Outstanding at beginning of
 year......................... 138,000  $3.45  205,000  $3.03  315,000  $2.59
Granted.......................     --     --       --     --       --     --
Exercised.....................  65,500   3.13   67,000   2.17  110,500   1.84
Cancelled.....................     --     --       --     --       --     --
Outstanding at end of year....  72,500   3.75  138,000   3.45  204,500   3.03
Exercisable at end of year....  72,500   3.75  138,000   3.45  204,500   3.03

   In 1993 and 1995, the Company issued warrants to purchase 236,250 shares of common stock at $1 3/8 per share and warrants to purchase 100,000 shares of common stock at $3.00 per share, respectively. Warrants to purchase the 236,250 shares were exercised in October 2000. The warrants to purchase the remaining 100,000 shares are currently exercisable and will expire in 2002.

               RICHTON INTERNATIONAL CORPORATION AND SUBSIDIARIES

   In 1998 and 1999, the Company issued a total of 40,000 shares of common stock to the Chairman of the Board, subject to certain restrictions, as defined. At the time of the grants, the market price of the Company's common stock was $8.50 and $13.85 per share, respectively. The unamortized value of these shares which were recorded at market value at the grant date is included as a separate component of stockholders' equity and a related compensation charge is being recorded over the vesting period of three years.

10. Net Income Per Share:

   Diluted net income per common share was calculated on the basis of 3,440,000, 3,378,000, and 3,318,000, weighted average common shares outstanding in the years ending December 31, 2000, 1999 and 1998, respectively, as follows:

                                                                     Net Income
                                                  Income    Shares   Per share
                                                ---------- --------- ----------
                                                For the year ended December 31,
                                                             2000
                                                -------------------------------
   Basic....................................... $8,510,000 3,080,000   $2.76
   Effect of dilutive options and warrants.....        --    360,000     --
   Diluted..................................... $8,510,000 3,440,000   $2.47
                                                For the year ended December 31,
                                                             1999
                                                -------------------------------
   Basic ...................................... $7,155,000 2,997,000   $2.39
   Effect of dilutive options and warrants.....        --    381,000     --
   Diluted .................................... $7,155,000 3,378,000   $2.12
                                                For the year ended December 31,
                                                             1998
                                                -------------------------------
   Basic ...................................... $3,532,000 2,905,000   $1.22
   Effect of dilutive options and warrants             --    413,000     --
   Diluted .................................... $3,532,000 3,318,000   $1.06

               RICHTON INTERNATIONAL CORPORATION AND SUBSIDIARIES

   Basic net income per common share was computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted net income per common share included the effect of dilutive options and warrants computed under the treasury stock method.

11. Long-term Leases and Other Commitments:

   The Company leases its corporate offices, distribution facilities and data processing equipment under agreements which expire at varying dates through 2010. Minimum annual rental commitments at December 31, 2000, are as follows:

         2001........................................ $4,982,000
         2002........................................  3,581,000
         2003........................................  2,702,000
         2004........................................  1,720,000
         2005........................................    910,000
         Thereafter..................................    695,000

   Rent expense under the Company's various operating leases was $4,376,000, $3,400,000, and $2,431,000 for the years ended December 31, 2000, 1999 and
1998, respectively.

12. Segment Data:

   Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," ("SFAS 131") established standards for reporting information about operating segments.

   The Company operates in two industry segments, wholesale distribution and computer services. See Note 1 for description of businesses. There are no inter-segment sales and all sales occur in North America. Income (loss) from operations by industry segment consists of net sales less related cost and expenses. In computing pre-tax income (loss) by segment, cost of borrowed funds for working capital have been included. Corporate includes the general and corporate expenses. Corporate operating expenses directly related to industry segments, have been allocated to those segments. Amortization of goodwill is considered segment related and accordingly charged to the related industry segment. Identifiable assets by industry segment are those assets that are used in each industry segment. General corporate assets consist primarily of cash and corporate property.

               RICHTON INTERNATIONAL CORPORATION AND SUBSIDIARIES

   A summary of the Company's segment information for the years ending December 31, 2000, 1999 and 1998 is as follows (in millions):

                                          Wholesale   Computer
                                         Distribution Services Corporate Total
                                         ------------ -------- --------- ------
   December 31, 2000
     Net Sales..........................    $201.2     $59.4     $  0    $260.6
                                            ======     =====     ====    ======
     Interest Expense...................       3.1       1.1        0       4.2
                                            ======     =====     ====    ======
     Depreciation and Amortization......       1.5        .8        0       2.3
                                            ======     =====     ====    ======
     Pre-tax Income.....................      13.8         0     (0.6)     13.2
                                            ======     =====     ====    ======
     Provision for Income Taxes.........       5.8       (.9)     (.2)      4.7
                                            ======     =====     ====    ======
     Identifiable Assets................    $ 69.8     $17.8     $4.2    $ 91.8
                                            ======     =====     ====    ======
   December 31, 1999
     Net Sales..........................    $175.3     $42.9     $  0    $218.2
                                            ======     =====     ====    ======
     Interest Expense...................       2.6       0.8        0       3.4
                                            ======     =====     ====    ======
     Depreciation and Amortization......       1.3       0.7        0       2.0
                                            ======     =====     ====    ======
     Pre-tax Income.....................      11.5       0.8     (0.4)     11.9
                                            ======     =====     ====    ======
     Provision for Income Taxes.........       4.6       0.4     (0.2)      4.8
                                            ======     =====     ====    ======
     Identifiable Assets................    $ 55.8     $15.3     $4.3    $ 75.4
                                            ======     =====     ====    ======
   December 31, 1998
     Net Sales..........................    $125.0     $22.9     $  0    $147.9
                                            ======     =====     ====    ======
     Interest Expense...................       1.7       0.6        0       2.3
                                            ======     =====     ====    ======
     Depreciation and Amortization......       0.7       0.4        0       1.1
                                            ======     =====     ====    ======
     Pre-tax Income.....................       7.0      (0.5)    (0.5)      6.0
                                            ======     =====     ====    ======
     Provision for Income Taxes ........       2.9      (0.2)    (0.3)      2.4
                                            ======     =====     ====    ======
     Identifiable Assets................    $ 43.6     $ 9.2     $4.7    $ 57.5
                                            ======     =====     ====    ======

               RICHTON INTERNATIONAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                               Three Months Ended March 31,
                                               ------------------------------
                                                    2001            2000
                                               --------------  --------------
Net Sales..................................... $   38,309,000  $   43,369,000
Cost of Sales.................................     28,934,000      32,912,000
                                               --------------  --------------
  Gross Profit................................      9,375,000      10,457,000
Selling, General & Administrative Expenses....     14,026,000      11,815,000
                                               --------------  --------------
Loss from Operations..........................     (4,651,000)     (1,358,000)
Interest Income...............................        396,000         342,000
Interest Expense..............................        918,000         836,000
                                               --------------  --------------
  Loss before Benefit from Income Taxes.......     (5,173,000)     (1,852,000)
Benefit from Income Tax.......................     (2,018,000)       (696,000)
                                               --------------  --------------
  Net Loss.................................... $   (3,155,000) $   (1,156,000)
                                               ==============  ==============
Net Loss Per Common Share
  Basic and Diluted........................... $        (0.95) $        (0.38)
                                               ==============  ==============
Weighted Average Common and Common Equivalent
 Shares Outstanding
  Basic and Diluted...........................      3,307,000       3,006,000
                                               ==============  ==============


  The accompanying notes are an integral part of these consolidated financial statements.

               RICHTON INTERNATIONAL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                       March 31    December 31
                                                         2001         2000
                                                      -----------  -----------
                                                      (Unaudited)
Current Assets:
  Cash and Cash Equivalents.......................... $   395,000  $ 2,609,000
  Notes and Accounts Receivable, net of allowance for
   doubtful accounts of $2,663,000 in 2001 and
   $2,639,000 in 2000................................  38,244,000   42,005,000
  Inventories, Net...................................  37,046,000   29,790,000
  Prepaid Expenses and Other Current Assets..........   3,731,000    1,455,000
  Deferred Taxes.....................................   1,486,000    1,271,000
                                                      -----------  -----------
      Total Current Assets...........................  80,902,000   77,130,000
                                                      -----------  -----------
Property, Plant and Equipment........................   6,681,000    6,254,000
  Less: Accumulated Depreciation and Amortization....  (2,969,000)  (2,727,000)
                                                      -----------  -----------
                                                        3,712,000    3,527,000

  Other Assets:
    Deferred Taxes...................................   1,027,000    1,027,000
    Goodwill.........................................   7,599,000    7,732,000
    Other Intangibles................................   1,858,000    2,036,000
    Other............................................     237,000      300,000
                                                      -----------  -----------
      TOTAL ASSETS................................... $95,335,000  $91,752,000
                                                      ===========  ===========

                       LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities:
  Current Portion of Long Term Senior Debt........... $ 2,902,000  $ 2,951,000
  Notes Payable......................................  44,052,000   34,142,000
  Accounts Payable, Trade............................  16,581,000   14,346,000
  Accrued Liabilities................................   2,950,000    6,990,000
  Deferred Income....................................   2,672,000    3,301,000
                                                      -----------  -----------
      Total Current Liabilities......................  69,157,000   61,730,000
                                                      -----------  -----------
Noncurrent Liabilities
  Long Term Senior Debt..............................   1,847,000    2,224,000
                                                      -----------  -----------
Stockholders' Equity
Preferred Stock, $1.00 par value; authorized 500,000
 shares; none issued
Common Stock, $.10 par value; authorized 6,000,000
 shares; issued 3,637,097 shares at March 31, 2001
 and 3,607,097 shares at December 31, 2000...........     364,000      362,000
Additional Paid-in Capital...........................  19,003,000   18,931,000
Retained Earnings....................................   7,814,000   10,969,000
Treasury Stock.......................................  (2,249,000)  (2,249,000)
Accumulated Other Comprehensive Loss.................    (434,000)     (11,000)
Unearned Compensation................................    (167,000)    (204,000)
                                                      -----------  -----------
      Total Stockholders' Equity.....................  24,331,000   27,798,000
      TOTAL LIABILITIES & STOCKHOLDERS' EQUITY....... $95,335,000  $91,752,000
                                                      ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

               RICHTON INTERNATIONAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                Three months ended March 31,
                                                -----------------------------
                                                    2001            2000
                                                -------------- --------------
OPERATING ACTIVITIES
Net Loss....................................... $  (3,155,000) $   (1,156,000)
Reconciliation of net loss to net cash used in
 operating activities:
  Depreciation and Amortization................       279,000         533,000
  Amortization of Intangibles..................       311,000          40,000
  Deferred Taxes...............................             0          92,000
Changes in Operating Assets and Liabilities,
 Net of Assets Acquired:
  Deferred Income..............................      (629,000)         23,000
  Other Working Capital Items, Assets..........    (3,090,000)    (11,124,000)
  Other Working Capital Items, Liabilities.....    (2,436,000)      8,740,000
  Other Assets.................................        68,000         (17,000)
                                                -------------  --------------
Net Cash Used in Operating Activities..........    (8,652,000)     (2,869,000)

INVESTING ACTIVITIES
Capital Expenditures...........................      (342,000)       (570,000)
Cash Paid for Acquisitions, Net of Cash
 Acquired......................................    (2,771,000)
                                                -------------  --------------
Net Cash Used in Investing Activities..........    (3,113,000)       (570,000)

FINANCING ACTIVITIES
Repayment of Subordinated Debt.................       (51,000)       (337,000)
Proceeds from Line of Credit...................     9,910,000       3,238,000
Repayment of Long Term Senior Debt.............      (375,000)       (375,000)
Exercise of Stock Options......................        74,000          65,000
Repurchase of Shares...........................             0        (178,000)
                                                -------------  --------------
  Net Cash Provided by Financing Activities....     9,558,000       2,413,000
Effect of Exchange Rate on Cash Balances.......        (7,000)        (11,000)
                                                -------------  --------------
Decrease in Cash and Cash Equivalents..........    (2,214,000)     (1,037,000)
Cash and Cash Equivalents, Beginning of
 Period........................................     2,609,000       1,071,000
                                                -------------  --------------
Cash and Cash Equivalents, End of Period....... $     395,000  $       34,000
                                                =============  ==============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
  Cash Paid for Interest....................... $     922,000  $      823,000
                                                =============  ==============
  Cash Paid for Income Taxes................... $   2,651,000  $    1,359,000
                                                =============  ==============
SUPPLEMENTAL DISCLOSURE OF NON-CASH
 INFORMATION:
  Market value of fixed rate interest swap..... $     631,000  $            0

  The accompanying notes are an integral part of these consolidated financial statements.

               RICHTON INTERNATIONAL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

   The consolidated financial statements and related notes included herein have been prepared by Richton International Corporation (the "Company") without audit, pursuant to the requirements of Form 10-Q. All adjustments, including those of a normal recurring nature which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented have been made. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted pursuant to such requirements. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these consolidated financial statements and related notes be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000. The results for any interim period should not be construed as representative for the year taken as a whole due, among other things, to the seasonality of the Company's business. As a result of this seasonality, the highest quarterly sales, and profits historically occur in the second and third quarters while the lowest sales and profits occur in the first and fourth quarter. Correspondingly the working capital and bank borrowing amounts are highest during the second quarter negatively impacting financial ratios and comparable analysis of quarter to quarter or six month results and lowest in the fourth quarter when the reverse is true.

   This report may contain forward-looking statements. The matters expressed in such statements are subject to numerous uncertainties and risks including but not limited to general economic and climatic conditions in the markets in which Richton and its subsidiaries operate, fluctuation in demand for the products and services offered by these subsidiaries, and current expectations of the Company or its management. Should one or more of those uncertainties or risks materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described as forward-looking statements. The Company does not intend to update those forward-looking statements.

1. Description of Business:

   Richton International Corporation ("Richton") is a diversified service company with three operating subsidiaries, Century Supply Corp. ("Century"), CBE Technologies, Inc. ("CBE") and Creative Business Concepts, Inc. ("CBC"), collectively the "Company". Century is a leading full-service wholesale distributor of sprinkler irrigation systems, outdoor lighting and decorative fountain equipment. Branches serve customers in 35 states mostly in the eastern half of the United States and in Ontario, Canada. Irrigation products have historically been sold by manufacturers primarily through wholesale distributors. Century is a major distributor in the United States for all of the leading original equipment manufacturers ("OEM") in the irrigation systems field.

   CBE is headquartered in Boston, Massachusetts with offices located in New York, New York and Portland, Maine. CBE is a systems integrator providing network consulting, design, and installation; network management and related support; technical services outsourcing; comprehensive hardware maintenance; and equipment sales. CBE's technical certifications include: Novell Platinum reseller, Microsoft Channel partner, Banyan Enterprise/Network dealer, Novell authorized Training Center and a Novell Authorized Service Center. CBC is headquartered in Irvine, California and provides essentially the same services to west coast customers that CBE does on the east coast.

2. Recent Accounting Pronouncements:

   In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133). The Statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at fair value and that changes in fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. In June 1999, the FASB issued Statement No. 137, Accounting for

               RICHTON INTERNATIONAL CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)

Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, which delayed the required adoption of FAS 133 to fiscal 2001. In June 2000, the FASB issued Statement No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FAS 133, which was effective concurrently with FAS 133. In January 2001, the Company adopted these standards and subsequently entered into a two-year fixed interest rate swap to hedge the variable interest payments on the Company's line of credit. The notional amount of the swap is $27 million. The Company reported the cost of unwinding this swap of $631,000 in other liabilities deferred taxes and accumulated other comprehensive loss. The Company will mark the swap to fair value each reporting period. The Company did not record any ineffectiveness in earnings on this swap agreement as the terms of the floating rate leg of the swap match the terms of the floating rate liability during the reporting period.

3. Acquisitions:

   During the quarter ended March 31,2001 Century acquired the operating assets of a distributor in Texas with six operating branches. In addition, Century acquired small distributors in Nevada and California. The aggregate purchase price of these acquisitions was $2.7 million, all of which represented working capital and fixed assets.

   Operating results of these entities acquired, which are included in the accompanying statement of operations from the date of acquisition, were not material to the results of operations for the quarter ended March 31, 2001.

4. Statements of Cash Flows:

   The components of other working capital items and their effects in the Consolidated Statements of Cash Flows are as follows:

                                                     Three Months Ended March
                                                               31,
                                                     -------------------------
                                                        2001          2000
                                                     -----------  ------------
                                                           (unaudited)
   Receivables...................................... $ 5,044,000  $ (2,273,000)
   Inventories......................................  (5,858,000)   (8,977,000)
   Prepaid Expenses.................................  (2,276,000)      126,000
                                                     -----------  ------------
   Increase in Working Capital Items, Assets........ $(3,090,000) $(11,124,000)
                                                     ===========  ============
   Accounts Payable................................. $ 2,235,000  $ 11,170,000
   Accrued Liabilities..............................  (4,671,000)   (2,430,000)
                                                     -----------  ------------
   Increase in Working Capital Items, Liabilities... $(2,436,000) $  8,740,000
                                                     ===========  ============

5. Debt and Financing:

   During the three months ended March 31, 2001 the Company's revolving line of credit increased by $9.9 million to $44.1 million. This higher borrowing supported the $5.5 million net increase in Working Capital (noted above) provided for approximately $2.8 million to acquire additional branch operations for Century and reduce long-term debt. During the same period last year the revolving line increased by $3.2 million to $32.2 million. This increase supported a $2.4 million net increase in Working Capital (noted above) and reduce its term and subordinated debt by $.7 million. At March 31, 2001, the interest rate on the Revolving Credit was 8.2%, or LIBOR plus 225 basis points. On January 3, 2001, the Company entered into a fixed rate interest swap of LIBOR at 5.95%, relating to $27 million of its company line of credit. The interest rate on the Term Loan was LIBOR plus 275 basis points (7.2% as of March 31, 2001).

               RICHTON INTERNATIONAL CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)


6. Segment Data

   Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," ("SFAS 131") established standards for reporting information about operating segments. The Company operates in two industry segments, wholesale distribution and computer services. See Note 1 for description of businesses. There are no inter-segment sales and all sales occur in North America. Income (loss) from operations by industry segment consists of net sales less related cost and expenses. In computing pre-tax income (loss) by segment, cost of borrowed funds for working capital have been included. Corporate includes the general and corporate expenses. Corporate operating expenses directly related to industry segments, have been allocated to those segments. Amortization of goodwill is considered segment related and accordingly charged to the related industry segment. Identifiable assets by industry segment are those assets that are used in each industry segment. General corporate assets consist primarily of cash, deferred taxes, and corporate property.

   A summary of the Company's segment information is as follows:

                                          Wholesale   Computer
                                         Distribution Services Corporate Total
                                         ------------ -------- --------- -----
   March 31, 2001
     Net Sales..........................    $25.6      $12.7        0    $38.3
                                            =====      =====     ====    =====
     Interest Expense...................       .2         .3        0       .5
     Depreciation and Amortization......       .4         .2        0       .6
     Pre-Tax Income (Loss)..............     (4.7)       (.1)     (.4)    (5.2)
                                                       =====
     Benefit from Income Taxes..........      1.8          0       .2      2.0
     Identifiable Assets................     70.7       16.5      7.9     95.1

   March 31, 2000
     Net Sales..........................    $29.8      $13.6        0    $43.4
                                            =====      =====     ====    =====
     Interest Expense...................       .3         .2       .5
     Depreciation and Amortization......       .3         .2       .5
     Pre-tax Income (Loss)..............    (1.96)       .27     (.16)   (1.85)
                                                                 ====
     Benefit from Income Taxes..........       .8         .1      (.2)      .7
                                                                 ====
     Identifiable Assets................     66.7       13.4      5.3     85.4

                                                                         Annex A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                  By and Among

                       RICHTON INTERNATIONAL CORPORATION,

                                DEERE & COMPANY

                                      and

                             GREEN MERGERSUB, INC.

                            Dated as of May 29, 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

                                   ARTICLE I

                                  DEFINITIONS

 Section 1.1  Certain Defined Terms.......................................   A-1
 Section 1.2  Cross-References............................................   A-3

                                   ARTICLE II

                                   THE MERGER

 Section 2.1  The Merger..................................................   A-6
 Section 2.2  Effect on Securities........................................   A-6
 Section 2.3  Share Election..............................................   A-8
 Section 2.4  Proration...................................................   A-9
 Section 2.5  Exchange of Certificates....................................   A-9
 Section 2.6  Transfer Taxes; Withholding.................................  A-10
 Section 2.7  Stock Options...............................................  A-11
 Section 2.8  Warrants....................................................  A-11
 Section 2.9  Lost Certificates...........................................  A-12
 Section 2.10 Dissenting Shares...........................................  A-12

                                  ARTICLE III

                           THE SURVIVING CORPORATION

 Section 3.1  Certificate of Incorporation................................  A-12
 Section 3.2  By-laws.....................................................  A-13
 Section 3.3  Officers and Board of Directors.............................  A-13

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

 Section 4.1  Organization and Qualification; Subsidiaries................  A-13
 Section 4.2  Certificate of Incorporation and By-Laws....................  A-13
 Section 4.3  Capitalization..............................................  A-14
 Section 4.4  Authority Relative to Agreement.............................  A-15
 Section 4.5  No Conflict; Required Filings and Consents..................  A-15
 Section 4.6  Permits; Compliance.........................................  A-15
 Section 4.7  Contracts...................................................  A-16
 Section 4.8  Company SEC Reports.........................................  A-17
 Section 4.9  Disclosure Documents........................................  A-17
 Section 4.10 Absence of Certain Changes or Events........................  A-17
 Section 4.11 Absence of Litigation.......................................  A-18
 Section 4.12 Employee Benefit Plans......................................  A-18
 Section 4.13 Labor Matters...............................................  A-19
 Section 4.14 Environmental Matters.......................................  A-20
 Section 4.15 Intellectual Property.......................................  A-20
 Section 4.16 Taxes.......................................................  A-21
 Section 4.17 Reorganization..............................................  A-23
 Section 4.18 Real Property...............................................  A-23

                                                                           Page
                                                                           ----
 Section 4.19 Insurance..................................................  A-24
 Section 4.20 Customers and Suppliers....................................  A-24
 Section 4.21 Transactions with Affiliates...............................  A-24
 Section 4.22 Opinion of Financial Advisor...............................  A-25
 Section 4.23 Vote Required..............................................  A-25
 Section 4.24 Brokers....................................................  A-25
 Section 4.25 State Take-over Statutes and Article Eighth................  A-25
 Section 4.26 Rights Agreement...........................................  A-25

                                   ARTICLE V

          REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

 Section 5.1  Organization and Qualification.............................  A-25
 Section 5.2  Certificate of Incorporation and By-Laws...................  A-26
 Section 5.3  Capitalization.............................................  A-26
 Section 5.4  Authority Relative to Agreement............................  A-26
 Section 5.5  No Conflict; Required Filings and Consents.................  A-26
 Section 5.6  Parent SEC Reports.........................................  A-27
 Section 5.7  Disclosure Documents.......................................  A-27
 Section 5.8  Absence of Certain Changes or Events.......................  A-28
 Section 5.9  Reorganization.............................................  A-28
 Section 5.10 Brokers....................................................  A-28
 Section 5.11 Interim Operations of Acquisition Sub......................  A-28

                                   ARTICLE VI

                     CONDUCT OF BUSINESS PENDING THE MERGER

 Section 6.1  Conduct of Business by the Company.........................  A-28
 Section 6.2  Conduct of Business by Parent..............................  A-30
 Section 6.3  Certain Tax Matters........................................  A-30

                                  ARTICLE VII

                             ADDITIONAL AGREEMENTS

 Section 7.1  No Solicitation............................................  A-30
 Section 7.2  Form S-4; Proxy Materials..................................  A-32
 Section 7.3  Stockholders' Meetings.....................................  A-33
 Section 7.4  Appropriate Action; Consents; Filings......................  A-33
 Section 7.5  Access to Information; Confidentiality.....................  A-33
 Section 7.6  Directors' and Officers' Indemnification and Insurance.....  A-34
 Section 7.7  Notification of Certain Matters............................  A-34
 Section 7.8  Tax Treatment..............................................  A-34
 Section 7.9  Stock Exchange Listing.....................................  A-34
 Section 7.10 Public Announcements.......................................  A-35
 Section 7.11 Affiliates of the Company..................................  A-35
 Section 7.12 Employee Matters...........................................  A-35
 Section 7.13 Further Assurances.........................................  A-35
 Section 7.14 Letters of the Company's Accountants.......................  A-36
 Section 7.15 Consulting Agreement.......................................  A-36
 Section 7.16 Non-Competition Agreement..................................  A-36

                                                                          Page
                                                                          ----

                                  ARTICLE VIII

                            CONDITIONS TO THE MERGER

 Section 8.1   Conditions to the Obligations of Each Party..............  A-36
 Section 8.2   Conditions to the Obligations of Parent and Acquisition    A-37
               Sub......................................................
 Section 8.3   Conditions to the Obligations of the Company.............  A-37

                                   ARTICLE IX

                       TERMINATION, AMENDMENT AND WAIVER

 Section 9.1   Termination..............................................  A-38
 Section 9.2   Effect of Termination....................................  A-39
 Section 9.3   Amendment................................................  A-39
 Section 9.4   Waiver...................................................  A-39
 Section 9.5   Expenses.................................................  A-39

                                   ARTICLE X

                               GENERAL PROVISIONS

 Section 10.1  Non-Survival of Representations and Warranties...........  A-40
 Section 10.2  Notices..................................................  A-40
 Section 10.3  Severability.............................................  A-40
 Section 10.4  Entire Agreement.........................................  A-41
 Section 10.5  Assignment...............................................  A-41
 Section 10.6  Parties in Interest......................................  A-41
 Section 10.7  Specific Performance.....................................  A-41
 Section 10.8  Governing Law............................................  A-41
 Section 10.9  Consent to Jurisdiction..................................  A-41
 Section 10.10 WAIVER OF JURY TRIAL.....................................  A-41
 Section 10.11 Counterparts.............................................  A-41

EXHIBITS

 Exhibit A Form of Voting Agreement
 Exhibit B Form of Company Representation Letter
 Exhibit C Form of Parent Representation Letter
 Exhibit D Form of Agreement with Company Affiliate
 Exhibit E Form of Consulting Agreement
 Exhibit F Form of Non-Competition Agreement

                          AGREEMENT AND PLAN OF MERGER

   AGREEMENT AND PLAN OF MERGER, dated as of May 29, 2001 (this "Agreement"), by and among RICHTON INTERNATIONAL CORPORATION, a Delaware corporation (the "Company"), DEERE & COMPANY, a Delaware corporation ("Parent"), and GREEN MERGERSUB, INC., a Delaware corporation and a newly-formed, wholly-owned subsidiary of Parent ("Acquisition Sub").

                                  WITNESSETH:

   WHEREAS, the respective Boards of Directors of the Company, Parent and Acquisition Sub, and Parent, as the sole stockholder of Acquisition Sub, have each determined that an acquisition of the Company by Parent is advisable and in the best interest of their respective stockholders;

   WHEREAS, in furtherance of the acquisition of the Company by Parent, the respective Boards of Directors of the Company, Parent and Acquisition Sub, and Parent, as the sole stockholder of Acquisition Sub, have each approved and declared advisable this Agreement and the merger of the Company with and into Acquisition Sub (the "Merger"), upon the terms and subject to the conditions set forth herein;

   WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"); and

   WHEREAS, as a condition and inducement to Parent to enter into this Agreement and to incur the obligations set forth herein, immediately following the execution and delivery of this Agreement, Parent and the Acquisition Sub are entering into a Voting Agreement, in the form of Exhibit A attached hereto (the "Voting Agreement"), with the stockholders of the Company listed on
Schedule I thereto, pursuant to which, among other things, such stockholders are agreeing to vote their shares of Common Stock in favor of this Agreement and the Merger provided for herein in accordance with and subject to the terms of the Voting Agreement.

   NOW, THEREFORE, in consideration of the foregoing and the premises, representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

   Section 1.1 Certain Defined Terms. Definitions shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to Articles, Sections and Exhibits shall be deemed to be references to Articles and Sections of, and Exhibits to, this Agreement unless the context shall otherwise require. All Exhibits attached hereto shall be deemed incorporated herein as if set forth in full herein and, unless otherwise defined therein, all terms used in any Exhibit shall have the meaning ascribed to such term in this Agreement. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless otherwise expressly provided herein, any statute referred to herein means such statute as from time to time amended, modified or supplemented. For the purposes of this Agreement, the following terms have the following meanings:

   "Affiliate" means, when used with respect to any Person, any other Person directly or indirectly through one or more intermediaries controlling, controlled by, or under common control with such Person. As used in the definition of "Affiliate," the term "control" means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

   "Beneficial Owner" with respect to any shares means a Person who shall be deemed to be the beneficial owner of such shares (i) which such Person or any of its Affiliates or associates (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) beneficially owns, directly or indirectly,
(ii) which such Person or any of its Affiliates or associates has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding or (iii) which are beneficially owned, directly or indirectly, by any other Persons with whom such Person or any of its Affiliates or associates or any Person with whom such Person or any of its Affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any such shares.

   "Business Day" means each day which is not a day on which banking institutions in New York, New York are authorized or obligated by Law or executive order to close.

   "Environment" means navigable waters, waters of the contiguous zone, ocean waters, natural resources, surface waters, ground water, drinking water supply, land surface, subsurface strata, ambient air, both inside and outside of buildings and structures, man-made buildings and structures, and plant and animal life on earth.

   "Environmental Claims" means any written notice of lawsuit, claim, investigation or other notification by any Person, pursuant to Environmental Laws or principles of common law relating to pollution, protection of the Environment or health and safety, that any of the current or past operations of the Company or any of its Subsidiaries, or any by-product thereof or Hazardous Substance used thereat, or any of the property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries, or the operations or property of any predecessor or Affiliates of the Company or any of its Subsidiaries is subject to or may be implicated in any proceeding, action, investigation, claim, lawsuit or order, by any Governmental Entity or any other Person.

   "Environmental Laws" means all Laws and orders relating to pollution, protection of the Environment, or the emission, discharge, Release or threatened Release of Hazardous Substances into the Environment or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. (S) 9601 et seq., as amended, the Resource Conservation and Recovery Act, 42 U.S.C. (S) 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. (S) 2601 et seq., the Federal Water Pollution Control Act, 33 U.S.C. (S) 1251 et seq., the Clean Air Act, 42 U.S.C. (S) 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. (S) 121 et seq., the Safe Drinking Water Act, 42 U.S.C. (S) 300f et seq., the Oil Pollution Act of 1990 and analogous material state, local and foreign laws and orders.

   "Environmental Permits" means any permit, approval, identification number, license and other authorization required under any Environmental Law.

   "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

   "Governmental Entity" means any foreign, supranational, federal, state, municipal or other court, administrative agency, commission or other governmental or regulatory body or authority or instrumentality or political subdivision, or any official thereof.

   "Hazardous Substance" means any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or waste, petroleum or petroleum-derived substance or waste, radioactive substance or waste, or any other substance regulated under or defined by any Environmental Law.

   "Intellectual Property" means (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof ("Patents"), (ii) all trademarks, service marks, trade dress, logos, slogans, trade names, corporate names and Internet Domain Names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith ("Trademarks"), (iii) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith ("Copyrights"), (iv) all mask works and all applications, registrations, and renewals in connection therewith, (v) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (vi) all computer software, including all software implementation of algorithms, models and methodologies, whether in object code or source code, databases and compilations, all documentation and user manuals relating to the foregoing, all rights to use the names, likenesses, biographical information and signatures of natural Persons for promotional purposes, (viii) all other proprietary rights, and (ix) all copies and tangible embodiments thereof (in whatever form or medium).

   "Knowledge" means the actual knowledge of the chief executive officer, chief financial officer, chief accounting officer, treasurer, officer primarily responsible for human resources and safety, controller and in-house general counsel of the Company or any of its Subsidiaries, Parent or Acquisition Sub, as the case may be, if such positions exist and, if not, the person who performs such function.

   "Lien" means, with respect to any asset or right, any mortgage, deed of trust, lien (statutory or other), pledge, hypothecation, assignment, claim, charge, security interest, conditional sale agreement, title, exception, or encumbrance, option, right of first offer or refusal, easement, servitude, voting or transfer restriction, or any other right of another to or adverse claim of any kind in respect of such asset or right, including, without limitation, under any stockholder agreement.

   "Person" means any natural person, firm, individual, corporation, limited liability company, partnership, association, joint venture, company, business trust, trust or any other entity or organization, whether incorporated or unincorporated, including a government or political subdivision or any agency or instrumentality thereof.

   "Release" means any release, spill, emission, discharge, placing, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the Environment or into or out of any property, including the movement of Hazardous Substances through or in the Environment.

   "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

   "Subsidiary" or "Subsidiaries" of any Person means any corporation, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

   Section 1.2 Cross-References. The following terms shall have the meanings ascribed thereto in the Section set forth opposite such term:

Acquisition Proposal.....................................................7.1(d)
Acquisition Sub........................................................Preamble
Acquisition Sub By-laws.....................................................5.2
Acquisition Sub Certificate of Incorporation................................5.2
Actions.....................................................................6.3

Agreement..............................................................Preamble
AMEX.....................................................................4.5(b)
Blue Sky Laws............................................................4.5(b)
Cash Election............................................................2.2(a)
Cash Election Shares.....................................................2.2(a)
Cash Number..............................................................2.4(a)
Cash Proration Factor....................................................2.4(b)
Certificate of Merger....................................................2.1(c)
Certificates.............................................................2.2(c)
Closing..................................................................2.1(b)
Closing Date.............................................................2.1(b)
Closing Sales Price......................................................2.2(a)
CO......................................................................4.18(a)
Code...................................................................Preamble
Common Stock.............................................................2.2(a)
Company................................................................Preamble
Company Benefit Plans...................................................4.12(a)
Company By-laws.............................................................4.2
Company Certificate of Incorporation........................................4.2
Company Disclosure Schedule..........................................Article IV
Company Employees.......................................................7.12(a)
Company Financial Advisor..................................................4.22
Company Material Adverse Effect..........................................4.1(a)
Company Option...........................................................2.7(a)
Company Permits.............................................................4.6
Company Rights...........................................................4.3(a)
Company Rights Agreement.................................................4.3(a)
Company SEC Reports.........................................................4.8
Company Stockholder Approval.............................................7.3(a)
Company Warrant..........................................................2.8(a)
Confidentiality Agreement................................................7.5(b)
Consulting Agreement.......................................................7.15
Contracts................................................................4.7(a)
Copyrights..................................................................1.1
Dissenting Shares..........................................................2.10
DGCL.....................................................................2.1(a)
Effective Time...........................................................2.1(c)
Election Date............................................................2.3(c)
ERISA...................................................................4.12(a)
ERISA Affiliate.........................................................4.12(a)
Exchange Agent...........................................................2.3(b)
Exchange Fund............................................................2.5(e)
Exchange Ratio...........................................................2.2(a)
Form S-4.................................................................7.2(a)
Form S-8.................................................................2.7(b)
Form of Election.........................................................2.3(c)
GAAP........................................................................4.8
HSR Act..................................................................4.5(b)
Incentive Plans..........................................................2.7(a)
IP Agreements...........................................................4.15(a)
IRS.....................................................................4.12(a)
Laws.....................................................................4.5(a)

Leased Real Property....................................................4.18(b)
Merger.................................................................Preamble
Merger Consideration.....................................................2.2(a)
Merger Price.............................................................2.2(a)
Non-Competition Agreement..................................................7.16
Non-Electing Shares......................................................2.2(a)
Non-Election.............................................................2.2(a)
Non-Election Proration Factor............................................2.2(b)
NYSE.....................................................................2.2(a)
Owned Real Property.....................................................4.18(a)
Parent.................................................................Preamble
Parent By-laws..............................................................5.2
Parent Certificate of Incorporation.........................................5.2
Parent Material Adverse Effect..............................................5.1
Parent Options...........................................................5.3(a)
Parent Preferred Stock...................................................5.3(a)
Parent SEC Reports..........................................................5.6
Parent Shares............................................................2.2(a)
Parent Stock Option Plans................................................5.3(a)
Patents.....................................................................1.1
PBGC....................................................................4.12(c)
Permitted Owned Real Property Exceptions................................4.18(a)
Post-Signing Returns........................................................6.3
Preferred Stock..........................................................4.3(a)
Proxy Statement/Prospectus...............................................7.2(a)
Real Property...........................................................4.18(b)
Real Property Leases....................................................4.18(b)
Representatives..........................................................7.1(a)
SEC......................................................................2.7(b)
Secretary of State.......................................................2.1(c)
Sills Cummis.............................................................2.4(a)
Skadden, Arps............................................................2.1(b)
Special Committee..........................................................4.22
Stock Election...........................................................2.2(a)
Stock Election Shares....................................................2.2(a)
Stockholders' Meeting....................................................7.2(a)
Substitute Options.......................................................2.7(a)
Substitute Warrants......................................................2.8(a)
Sullivan.................................................................2.8(c)
Superior Proposal........................................................7.1(d)
Surviving Corporation....................................................2.1(a)
Tax Authority...........................................................4.16(b)
Tax Returns.............................................................4.16(b)
Taxes...................................................................4.16(b)
Termination Date.........................................................9.1(c)
Trademarks..................................................................1.1
Trigger Event............................................................9.5(b)
Voting Agreement.......................................................Preamble

                                   ARTICLE II

                                   THE MERGER

   Section 2.1 The Merger.

   (a) Upon the terms and subject to the conditions hereof, and in accordance with the Delaware General Corporation Law (the "DGCL"), at the Effective Time, the Company shall be merged with and into Acquisition Sub, whereupon the separate existence of the Company shall cease, and Acquisition Sub shall continue as the surviving corporation (sometimes referred to herein as the "Surviving Corporation") and shall continue to be governed by the laws of the State of Delaware and shall continue under the name "John Deere Landscapes II, Inc."

   (b) The closing of the Merger (the "Closing") shall take place (i) at the offices of Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden, Arps"), Four Times Square, New York, New York, as soon as practicable, but in any event within three business days, after the day on which the last to be fulfilled or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions) shall be fulfilled or waived in accordance with the terms of this Agreement or (ii) at such other time, date or place as the Company and Parent may agree to in writing (such date, the "Closing Date").

   (c) Concurrently with the Closing, the Company, Parent and Acquisition Sub shall cause a certificate of merger (the "Certificate of Merger") with respect to the Merger to be executed and filed with the Secretary of State of the State of Delaware (the "Secretary of State") as provided in the DGCL. The Merger shall become effective on the date and at the time at which the Certificate of Merger has been duly filed with the Secretary of State or at such other date and time as is agreed between the parties and specified in the Certificate of Merger, and such date and time is hereinafter referred to as the "Effective Time."

   (d) From and after the Effective Time, the Surviving Corporation shall possess all rights, privileges, immunities, powers and franchises and be subject to all of the obligations, restrictions, disabilities, liabilities, debts and duties of the Company and Acquisition Sub.

   Section 2.2 Effect on Securities.

   (a) At the Effective Time, subject to the provisions of this Agreement (including, but not limited to Sections 2.4, 2.5 and 2.10), each share of common stock, par value $0.10 per share of the Company ("Common Stock"), issued and outstanding immediately prior to the Effective Time (other than shares cancelled pursuant to Section 2.2(e) and Dissenting Shares (as defined in Section 2.10)) shall be converted into the following (the "Merger Consideration"):

     (i) for each share of Common Stock with respect to which an election to receive cash has been effectively made and not revoked or lost, pursuant to
  Section 2.3 (a "Cash Election"), the right to receive in cash from Parent an amount equal to $36.1299 (the "Merger Price") (collectively, "Cash Election Shares");

     (ii) for each share of Common Stock with respect to which an election to receive common stock, $1.00 par value, of Parent (the "Parent Shares") has been effectively made and not revoked or lost, pursuant to Section 2.3 (a "Stock Election"), the right to receive from Parent, that fraction of a Parent Share equal to the Exchange Ratio (as defined below) (collectively, "Stock Election Shares"). For purposes of this Agreement, the "Exchange Ratio" shall be equal to the result obtained by dividing the Merger Price by the average closing sales price (the "Closing Sales Price"), rounded to four decimal points, of the Parent Shares, as reported on the New York Stock Exchange, Inc. (the "NYSE") Composite Tape, for the period of the ten consecutive trading days ending on the second full trading day prior to the Effective Time; provided, however, it is expressly acknowledged and agreed that if the Parent Shares have a Closing Sales Price equal to or more than $42.9375, then the Exchange Ratio will be fixed at 0.8415. By way of example, at the Exchange Ratio of 0.8415, if all shares of Common Stock were exchanged for Parent Shares, the approximately 3,459,742 shares of Common Stock would be exchanged for approximately 2,911,373 Parent Shares. If the Closing Sales Price is below $42.9375, then the Exchange Ratio will increase and the Common Stock would be exchanged for more Parent Shares to maintain (based on the Closing Sales Price) the value of the aggregate consideration received if the Closing Sales Price were $42.9375. By way of example, if the Closing Sales Price is $40.00, then the Exchange Ratio would be 0.9032 and, if all of the approximately 3,459,742 shares of Common Stock were exchanged for Parent Shares, then approximately 3,124,839 Parent Shares would be received. For purposes of calculating the Exchange Ratio, in the event that Parent declares a stock split, stock dividend or other reclassification or exchange with respect to the Parent Shares with a record date with respect thereto occurring prior to the Effective Time, there will be an appropriate adjustment made to the Exchange Ratio to provide to the holders of the Common Stock the same economic effect as contemplated by this Agreement prior to such event; and

     (iii) for each share of Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or lost, pursuant to Section 2.3 (a "Non-Election"): (A) if the total number of Cash Election Shares and Dissenting Shares exceeds the Cash Number (as defined in Section 2.4(a)), the right to receive from Parent, that fraction of a Parent Share equal to the Exchange Ratio, or (B) if the total number of Cash Election Shares and Dissenting Shares is less than or equal to the Cash Number, the right to receive cash and Parent Shares pursuant to Section 2.2(b) (collectively, "Non-Electing Shares").

   (b) In the event that Non-Electing Shares are converted pursuant to Section 2.2(a)(iii)(B), the Non-Electing Shares shall be converted into the right to receive cash and Parent Shares in the following manner:

     (i) a proration factor (the "Non-Election Proration Factor") shall be a fraction, (A) the numerator of which shall be the lesser of (x) the total number of Non-Electing Shares and (y) the Cash Number minus the total number of Cash Election Shares and Dissenting Shares and (B) the denominator of which shall be the total number of Non-Electing Shares; and

     (ii) each Non-Electing Share shall be converted into (A) the right to receive an amount in cash equal to the product of (x) the Merger Price and
  (y) the Non-Election Proration Factor and (B) a fraction of a Parent Share equal to the product of (x) the Exchange Ratio and (y) a fraction equal to one minus the Non-Election Proration Factor.

   (c) At the Effective Time, all shares of Common Stock (together with the associated Company Rights (as defined in Section 4.3(a), if any) to be converted into the Merger Consideration pursuant to this Section 2.2 shall, by virtue of the Merger and without any action on the part of the holders of shares of Common Stock, (w) cease to be outstanding, (x) be cancelled, (y) be retired and (z) cease to exist; and each holder of a certificate evidencing any such shares of Common Stock (the "Certificates") immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such securities, except the right to receive (i) the Merger Consideration, (ii) any dividends and other distributions in accordance with Section 2.5(c) and (iii) any cash to be paid in lieu of any fractional Parent Share in accordance with
Section 2.5(d).

   (d) No shares of Acquisition Sub stock will be issued directly or indirectly in the Merger. Each share of common stock, par value $0.01 per share, of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time.

   (e) At the Effective Time, each share of Common Stock held by the Company as treasury stock immediately prior to the Effective Time shall automatically be cancelled and retired and cease to exist, and no consideration or payment shall be delivered therefor or in respect thereto.

   (f) After the Effective Time, there shall be no further registration or transfers of Common Stock. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration in accordance with the procedures set forth in this Article II.

   Section 2.3 Share Election.

   (a) Each Person who, on or prior to the Election Date (as defined in Section 2.3(c)) is a record holder of shares of Common Stock shall have the right, subject to Section 2.4, to submit a Form of Election (as defined in Section 2.3(c)) specifying (i) the number of shares of Common Stock that such Person desires to be converted into cash pursuant to the Cash Election and/or (ii) the number of shares of Common Stock that such Person desires to be converted into Parent Shares pursuant to the Stock Election.

   (b) Prior to the mailing of the Proxy Statement/Prospectus (as defined in Section 7.2(a)) to the record holders of shares of Common Stock of the Company, The Bank of New York, or such other bank, trust company, Person or Persons, shall be designated by Parent to act as exchange agent (the "Exchange Agent") for payment of the Merger Consideration.

   (c) Parent or its authorized agent or representative shall prepare, subject to the reasonable approval of the Company, a form of election (the "Form of Election") for mailing with the Proxy Statement/Prospectus. The Form of Election shall be (i) mailed to the record holders of shares of Common Stock as of the record date for the Stockholders' Meeting (as defined in Section 7.2(a)), and (ii) used by each record holder of shares of Common Stock to make either the Cash Election or the Stock Election, subject to the provisions of
Section 2.4. The Company shall also use its reasonable efforts to make the Form of Election and the Proxy Statement/Prospectus available to all Persons who become holders of shares of Common Stock during the period between such record date and the Election Date. Any such holder's election to receive cash shall have been properly made only if the Exchange Agent shall have received at its designated office, by 5:00 p.m., New York City time on the business day next preceding the Closing Date (the "Election Date"), a Form of Election properly completed and signed and accompanied by Certificate(s) for the share(s) of Common Stock to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or by an appropriate guarantee of delivery of such Certificate(s) as set forth in such Form of Election from a firm which is a member of a registered national securities exchange or a commercial bank or trust company having an office or correspondent in the United States, provided that such Certificate(s) are in fact delivered to the Exchange Agent within three NYSE trading days after the date of execution of such guarantee of delivery).

   (d) Any Form of Election may be revoked by a holder of Common Stock submitting such Form of Election to the Exchange Agent only by written notice received by the Exchange Agent prior to 5:00 p.m., New York City time on the Election Date. In addition, all Forms of Election shall automatically be revoked if the Exchange Agent is notified in writing by Parent and the Company that the Merger has been abandoned or if the Company's stockholders fail to approve the Merger. If a Form of Election is revoked, the Certificate(s) (or guarantee(s) of delivery, if applicable) for the share(s) of Common Stock, if any, to which such Form of Election relates shall promptly be returned to the stockholder submitting the same to the Exchange Agent.

   (e) For purposes of this Agreement, a holder of Common Stock who does not submit a Form of Election which is received by the Exchange Agent prior to the Election Date shall be deemed to have made a Non-Election. If Parent or the Exchange Agent shall determine that any purported Cash Election or Stock Election was not properly made, such purported Cash Election or Stock Election shall be deemed to be of no force and effect and the holder making such purported Cash Election or Stock Election shall for purposes of this Agreement, be deemed to have made a Non-Election.

   (f) Parent shall have the sole discretion, which it may delegate in whole or in part to the Exchange Agent, to determine whether Forms of Election have been properly completed, signed and submitted or revoked and to disregard immaterial defects in Forms of Election. The decision of Parent (or the Exchange Agent, if applicable) in such matters shall be conclusive and binding. Neither Parent nor the Exchange Agent will be under any obligation to notify any Person of any defect in a Form of Election submitted to the Exchange Agent. The Exchange Agent shall make all computations contemplated by Section 2.4 and all such computations shall be conclusive and binding on the holders of Common Stock.

   Section 2.4 Proration.

   (a) Notwithstanding anything contained herein to the contrary, the maximum number of shares of Common Stock which shall be converted into the right to receive cash in the Merger, pursuant to Cash Elections, shall be equal to that number which corresponds to 49% of the number of shares of Common Stock outstanding immediately prior to the Effective Time (the "Cash Number"); provided, however, that if either (i) the tax opinion delivered to the Company referred to in Section 8.3(c) cannot be rendered (as reasonably determined by Sills Cummis Radin Tischman Epstein & Gross ("Sills Cummis"), counsel to the Company) or (ii) the tax opinion delivered to Parent referred to in Section 8.2(c) cannot be rendered (as reasonably determined by Skadden, Arps, counsel to Parent), then the Cash Number shall be reduced to the minimum extent necessary to enable the relevant tax opinion or opinions, as the case may be, to be rendered.

   (b) If the total number of Cash Election Shares and Dissenting Shares exceeds the Cash Number, then the Cash Election Shares shall be converted into the right to receive cash and Parent Shares in the following manner:

     (i) a proration factor (the "Cash Proration Factor") shall be a fraction, (A) the numerator of which shall be the Cash Number minus the total number of Dissenting Shares and (B) the denominator of which shall be the total number of Cash Election Shares; and

     (ii) each Cash Election Share shall be converted into (A) the right to receive an amount in cash equal to the product of (x) the Merger Price and
  (y) the Cash Proration Factor and (B) a fraction of a Parent Share equal to the product of (x) the Exchange Ratio and (y) a fraction equal to one minus the Cash Proration Factor.

   Section 2.5 Exchange of Certificates.

   (a) Following the Effective Time in a timely manner so that the Exchange Agent can promptly honor the Cash Elections and Stock Elections made and delivered to the Exchange Agent, Parent shall make available to the Exchange
Agent: (i) cash to fund payment to holders who made a Cash Election and (ii) certificates representing Parent Shares to be exchanged for certificates representing shares of Common Stock held by holders who made a Stock Election, with the aggregate thereof constituting the Merger Consideration.

   (b) As of or promptly following the Effective Time and the final determination of the Cash Proration Factor, the Surviving Corporation shall cause the Exchange Agent to mail (and to make available for collection by hand) to each holder of record of a Certificate or Certificates, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and which shall be in the form and have such other provisions as Parent may specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for (A) a certificate or certificates representing that number of whole Parent Shares if any, into which the number of shares of Common Stock previously represented by such Certificate or Certificates shall have been converted pursuant to Section 2.2 and (B) the amount of cash, if any, into which all or a portion of the number of shares of Common Stock previously represented by such Certificate or Certificates shall have been converted pursuant to Section 2.2 (which instructions shall provide that at the election of the surrendering holder, Certificates may be surrendered, and the Merger Consideration in exchange therefor collected, by hand delivery). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with a letter of transmittal properly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share of Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall be forthwith cancelled. The Exchange Agent shall promptly accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. No interest shall accrue on the Merger Consideration (or the cash payable as described in Section 2.5(c) and (d) below) payable upon the surrender of the Certificates for the benefit of, or be paid to, the holders of the Certificates.

   (c) No dividends or other distributions with respect to Parent Shares with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Parent Shares represented thereby by reason of the conversion of shares of Common Stock pursuant to Sections 2.2,
2.3 and 2.4 and no cash payment in lieu of fractional Parent Shares shall be paid to any such holder pursuant to Section 2.5(d) until such Certificate is surrendered in accordance with this Article II. Subject to the effect of applicable Laws (as defined in Section 4.5(a)), following surrender of any such Certificate, there shall be paid, without interest, to the Person in whose name the Parent Shares representing such securities are registered (i) at the time of such surrender, the amount of any cash payable in lieu of fractional Parent Shares to which such holder is entitled pursuant to Section 2.5(d) and the proportionate amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to Parent Shares issued upon conversion of Common Stock, and (ii) at the appropriate payment date or as promptly as practicable thereafter, the proportionate amount of dividends or other distributions, with (x) a record date with respect thereto after the Effective Time, but prior to such surrender, and (y) a payment date subsequent to such surrender, payable with respect to such Parent Shares.

   (d) Notwithstanding any other provision hereof, no fraction of a Parent Share will be issued and no dividend or other distribution, stock split or interest with respect to Parent Shares shall relate to any fractional Parent Share, and such fractional interest shall not entitle the owner thereof to vote or to any rights as a security holder of the Parent Shares. In lieu of any such fractional security, each holder of shares of Common Stock otherwise entitled to a fraction of a Parent Share in accordance with the provisions of this
Section 2.5 will be entitled to receive from the Exchange Agent a cash payment in an amount equal to the product of (i) such fractional part of a Parent Share multiplied by (ii) the closing price for a Parent Share on the NYSE Composite Tape on the date of the Effective Time or, if such date is not a business day, the business day immediately following the date on which the Effective Time occurs.

   (e) Any portion of the Merger Consideration deposited with the Exchange Agent pursuant to this Section 2.5 (the "Exchange Fund") which remains undistributed to the holders of the Certificates for six months after the Effective Time shall be delivered to Parent or its designee, upon demand, and any holders of shares of Common Stock prior to the Merger who have not theretofore complied with this Article II shall thereafter look for payment of their claim, as general creditors thereof, only to Parent for their claim for
(i) cash, if any, (ii) Parent Shares, if any, (iii) any cash without interest, to be paid, in lieu of any fractional Parent Shares and (iv) any dividends or other distributions with respect to Parent Shares to which such holders may be entitled in accordance with the provisions of this Section 2.5.

   (f) None of Parent, Acquisition Sub, the Company or the Exchange Agent shall be liable to any Person in respect of any Parent Shares or cash held in the Exchange Fund (and any cash, dividends and other distributions payable in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

   (g) At Parent's sole discretion, the Exchange Agent shall invest any cash included in the Exchange Fund. Any interest and other income resulting from such investments shall be paid to Parent or its designee. Nothing contained in this Section 2.5(g) shall relieve Parent or the Exchange Agent from making the payments required by this Article II to be made to the holders of shares of Common Stock.

   Section 2.6 Transfer Taxes; Withholding. If any certificate for a Parent Share is to be issued to, or cash is to be remitted to, a Person (other than the Person in whose name the Certificate surrendered in exchange therefor is registered), it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall pay to the Exchange Agent any transfer or other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered, or shall establish to the satisfaction of the Exchange Agent that such Tax either has been paid or is not applicable. Parent or the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of Common Stock such amounts as Parent or the Exchange

Agent are required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Common Stock in respect of whom such deduction and withholding was made by Parent or the Exchange Agent. Parent shall pay any transfer taxes other than those specifically set forth in this
Section 2.6 associated with the transfer of assets or control, or otherwise due, as a result of the Merger.

   Section 2.7 Stock Options.

   (a) At the Effective Time, the obligation to honor each outstanding employee or director option to purchase shares of Common Stock (a "Company Option") granted under the Companys 1990 Long-Term Incentive Plan and 2000 Long-Term Incentive Plan pursuant to which Company Options or other stock-based awards of the Company have been or may be granted (each as may be amended or supplemented from time to time, the "Incentive Plans"), whether vested or not vested, shall be deemed assumed by Parent. At and after the Effective Time, (i) each Company Option then outstanding shall entitle the holder thereof to acquire the number (rounded up to the nearest whole number) of Parent Shares determined by multiplying (x) the number of shares of Common Stock subject to such Company Option immediately prior to the Effective Time by (y) the Exchange Ratio, and
(ii) the exercise price per share of Parent Shares subject to any such Company Option at and after the Effective Time shall be an amount (rounded up to the nearest one-hundredth of a cent) equal to (x) the exercise price per share of Common Stock subject to such Company Option prior to the Effective Time, divided by (y) the Exchange Ratio (the "Substitute Options"). Other than as provided above, as of and after the Effective Time, each Substitute Option shall be subject to the same terms and conditions of the Company Option as in effect immediately prior to the Effective Time. Notwithstanding the foregoing, any adjustment to a Company Option which is an "incentive stock option" shall be made in a manner consistent with Section 424(a) of the Code.

   (b) Parent shall take such corporate action as may be necessary or appropriate to, at or promptly following the Effective Time, file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-8 (or any successor or other appropriate form) (the "Form S-8") with respect to the Parent Shares subject to any Substitute Options to the extent such registration is required under applicable Law in order for such Parent Shares to be sold without restriction in the United States.

   (c) The Board of the Directors of the Company shall take all corporate action necessary to cause the Company Options outstanding at the Effective Time to be treated in accordance with Section 2.7(a) and be assumed by Parent at the Effective Time. Following the Effective Time, no holder of a Company Option shall have any rights to acquire Common Stock.

   (d) Parent and the Company shall take all such steps as may be required to cause the transactions contemplated by this Section 2.7 and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of Parent equity securities (including derivative securities) in connection with this Agreement by each individual who (i) is a director or officer of the Company or (ii), at the Effective Time, will become a director or officer of Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps taken in accordance with the No-Action Letter dated January 12, 1999, issued by the SEC to Skadden, Arps.

   Section 2.8 Warrants.

   (a) At the Effective Time, the obligation to honor each outstanding Series B Warrant of Common Stock (a "Company Warrant") shall be deemed assumed by Parent. At and after the Effective Time: (i) each Company Warrant then outstanding shall entitle the holder thereof to acquire the number (rounded up to the nearest whole number) of Parent Shares determined by multiplying (x) the number of shares of Common Stock subject to such Company Warrant immediately prior to the Effective Time by (y) the Exchange Ratio; and (ii) the exercise price per share of Parent Shares subject to any such Company Warrant at and after the Effective Time shall be an amount (rounded up to the nearest one-hundredth of a cent) equal to
(x) the exercise price per share of Common Stock subject to such Company Warrant prior to the Effective Time, divided by (y) the Exchange Ratio (the "Substitute Warrants"). Other than as provided above, as of and after the Effective Time, each Substitute Warrant shall be subject to the same terms and conditions of the Company Warrants as in effect immediately prior to the Effective Time.

   (b) The Board of the Directors of the Company shall take all corporate action necessary to cause the Company Warrants outstanding at the Effective Time to be treated in accordance with Section 2.8(a) and be assumed by Parent at the Effective Time. Following the Effective Time, no holder of a Company Warrant shall have any rights to acquire Common Stock.

   (c) If the Company Warrant remains unexercised, the Company shall cause an amendment to the Company Warrant, dated as of March 29, 1995, issued to Fred R. Sullivan ("Sullivan") and now held by FRS Capital Company, LLC, to be effected prior to the Closing, which would amend paragraph (j) thereof to provide that, following the Effective Time, Parent's obligations under such paragraph shall be subject to the Parent's including the shares related to the Warrant in a registration statement for shares to be sold by other selling shareholders of Parent. If the Company Warrant is exercised prior to the Effective Time and Parent is notified of such exercise and that a Stock Election is being made by the holder thereof, then the shares related to the Company Warrant shall be exchanged for registered Parent Shares at or promptly after the Effective Time as a part of the Merger.

   Section 2.9 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article II.

   Section 2.10 Dissenting Shares. Notwithstanding Section 2.2, to the extent (if at all) that holders of Common Stock are entitled to appraisal rights under
Section 262 of the DGCL, shares of Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his or her demand for appraisal rights under Section 262 of the DGCL (the "Dissenting Shares"), shall not be converted into the right to receive the Merger Consideration, but the holders of Dissenting Shares shall be entitled to receive from the Company such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, however, that if any such holder shall have failed to perfect or shall effectively withdraw or lose his or her right to appraisal and payment under the DGCL, such holder's shares of Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Price, without any interest thereon, or Parent Shares or a combination thereof, as determined by Parent in its sole discretion, and such shares shall not be deemed to be Dissenting Shares. The Company shall give Parent (i) prompt notice of any notices or demands for appraisal or payment for shares of Common Stock received by the Company and (ii) the opportunity to participate and direct all negotiations and proceedings with respect to any such demands or notices. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle, offer to settle or otherwise negotiate any demands.

                                  ARTICLE III

                           THE SURVIVING CORPORATION

   Section 3.1 Certificate of Incorporation. The certificate of incorporation of Acquisition Sub in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law, except that Article I of such certificate of incorporation shall be amended as of the Effective Time to read as follows:
"The name of the Corporation is John Deere Landscapes II, Inc."

   Section 3.2 By-laws. The by-laws of Acquisition Sub in effect at the Effective Time shall be the by-laws of the Surviving Corporation until thereafter amended as provided therein, by applicable Law or the certificate of incorporation of such entity.

   Section 3.3 Officers and Board of Directors.

   (a) From and after the Effective Time, the officers of the Surviving Corporation shall be the officers of Acquisition Sub immediately prior to the Effective Time.

   (b) The Board of Directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the Board of Directors of Acquisition Sub immediately prior to the Effective Time.

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

   The Company represents and warrants to Parent that, except as set forth in the disclosure letter delivered by the Company to Parent simultaneously with the execution of this Agreement (the "Company Disclosure Schedule") to the extent specifically referenced to a Section contained herein:

   Section 4.1 Organization and Qualification; Subsidiaries.

   (a) Each of the Company and its Subsidiaries is a corporation or entity duly incorporated or formed, validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of the Company and its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Section 4.1(a) of the Company Disclosure Schedule sets forth a list of the names, capitalization, and jurisdictions of incorporation or other formations of the Company's Subsidiaries. The term "Company Material Adverse Effect" means any fact, change or effect that is, or is reasonably likely to be, materially adverse, individually or in the aggregate, to the financial condition, business or results of operations of the Company and its Subsidiaries taken as a whole; provided that none of the following shall be deemed, individually or in the aggregate, to constitute a Company Material Adverse Effect: (i) a decrease in revenues of the Company; (ii) a decrease in customer orders; or (iii) any cancellations of customer orders to the extent that the Company can in good faith establish that cancellations were directly attributable to the public announcement that the Company will be acquired by Parent pursuant to the transactions contemplated hereby.

   (b) All the outstanding shares of capital stock or other equity or voting interests of each Subsidiary of the Company are owned by the Company, by another wholly-owned Subsidiary of the Company or by the Company and another wholly-owned Subsidiary of the Company, free and clear of all Liens, and are duly authorized, validly issued, fully paid and nonassessable. Except as set forth above or in Section 4.1(b) of the Company Disclosure Schedule and except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any corporation, partnership, joint venture, association or other entity.

   Section 4.2 Certificate of Incorporation and By-Laws. The Company has made available to Parent a complete and correct copy of the Restated Certificate of Incorporation (the "Company Certificate of Incorporation") and the by-laws (the "Company By-laws") of the Company and the certificate of incorporation and by-laws of each of its Subsidiaries, each as amended to date. The Company Certificate of Incorporation and the Company By-laws of the Company and the organizational documents of its Subsidiaries are in full force and effect. The Company is not in violation of any provision of the Company Certificate of Incorporation and no Subsidiary of the Company is in violation of its respective organizational documents.

   Section 4.3 Capitalization.

   (a) The authorized capital stock of the Company consists of 6,000,000 shares of Common Stock and 500,000 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"). As of the close of business on April 30, 2001,
(i) 3,459,742 shares of Common Stock (excluding treasury shares) were issued and outstanding, (ii) 319,855 shares of Common Stock were held by the Company in its treasury, (iii) 132,500 shares of Common Stock were reserved for issuance pursuant to the Incentive Plans (of which 32,500 shares were subject to outstanding Company Options ), (iv) 100,000 shares of Common Stock were reserved for issuance upon conversion of a Company Warrant, and (v) no shares of Preferred Stock (including all of the Series A Preferred Stock being reserved for issuance in accordance with the Rights Agreement (the "Company Rights Agreement"), dated as of January 26, 1988, by and between the Company and First Jersey National Bank, N.A., as Rights Agent, pursuant to which the Company had issued rights to purchase the Series A Preferred Stock (the "Company Rights") were issued and outstanding or were held by the Company in its treasury. The Company Rights Agreement has terminated by its terms and has not been renewed or replaced. No shares of Common Stock are owned by any Subsidiary of the Company. Set forth in Section 4.3(a) of the Company Disclosure Schedule is a true and complete list, as of the date hereof of all outstanding Company Options and all other rights, if any, to purchase or receive Common Stock granted under the Incentive Plans, the number of shares subject to each such Company Option, the grant dates and exercise prices of each such Company Option and the names of the holder thereof.

   (b) Except as set forth in Section 4.3(a), as of the close of business on April 30, 2001, no shares of capital stock of, or other equity or voting interests in, the Company, or options, warrants or other rights to acquire any such stock or securities were issued, reserved for issuance or outstanding. During the period from April 30, 2001 to the date hereof, (x) there have been no issuances by the Company of shares of capital stock of, or other equity or voting interests in, the Company other than issuances of shares of Common Stock pursuant to the exercise of Company Options and Company Warrants outstanding on such date, and (y) there have been no issuances by the Company of options, warrants or other rights to acquire shares of capital stock of, or other equity or voting interests in, the Company. All outstanding shares of capital stock of the Company are, and all shares that may be issued pursuant to the Incentive Plans and upon exercise of the Company Warrants will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries, and, except as disclosed in Section 4.3(a), no securities or other instruments or obligations of the Company or any of its Subsidiaries the value of which is in any way based upon, or derived from, any capital or voting stock of the Company, having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth in Section 4.3(a) and except as specifically permitted under Section 6.1, there are no contracts of any kind to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right or contract. To the Knowledge of the Company, as of the date hereof, there are no irrevocable proxies and no voting agreements (other than the Voting Agreement) with respect to any shares of the capital stock or other voting securities of the Company or any of its Subsidiaries.

   (c) The Company has delivered or otherwise made available to Parent complete and correct copies of the Incentive Plans and all forms of Company Options issued pursuant to the Incentive Plans.

   Section 4.4 Authority Relative to Agreement. The Company has all necessary power and authority to execute and deliver this Agreement, to perform all of its obligations hereunder and, subject to obtaining any necessary approval of its stockholders as contemplated by the provisions of this Agreement, to consummate the Merger. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Company's Board of Directors, and no other corporate actions on the part of the Company are necessary to authorize the execution and delivery of this Agreement. The execution and delivery of the Voting Agreement by Parent have been duly and validly authorized by the Company's Board of Directors pursuant to Section 203 of the DGCL. No other corporate action is necessary to consummate the transactions contemplated hereby (other than, with respect to the Merger, approval by the Company's stockholders at the Stockholders' Meeting). This Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, moratorium, or other similar laws, now or hereafter in effect, affecting creditor's rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

   Section 4.5 No Conflict; Required Filings and Consents.

   (a) Except as set forth in Section 4.5(a) of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Company Certificate of Incorporation, the Company By-laws or the certificate of incorporation or by-laws of any of its Subsidiaries, (ii) assuming the consents, approvals, authorizations, waivers or permits specified in Section 4.5(b) have been received and the waiting periods referred to therein have expired, conflict with or violate any federal, state or local or foreign law, rule, regulation, order, judgment or decree (collectively, "Laws") applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or
(iii) result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration, or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of the Company or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture or credit agreement, or any other contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries is bound or affected, except, with respect to clauses (i) and
(ii), for any such conflicts, violations, breaches, defaults or other occurrences of the type referred to above which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and would not prevent or materially delay the consummation of the Merger.

   (b) Except as set forth in Section 4.5(b) of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any governmental or regulatory authority, domestic, foreign or supranational, except for applicable requirements of the Exchange Act, the Securities Act, state securities or "blue sky" laws ("Blue Sky Laws"), the pre-merger notification arrangements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act") and recordation of appropriate merger documents as required by the DGCL and the rules of the American Stock Exchange (the "AMEX") and except where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and would not prevent or materially delay the consummation of the Merger.

   Section 4.6 Permits; Compliance. Except as set forth in Section 4.6 of the Company Disclosure Schedule or the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders necessary for the Company or any of its Subsidiaries to own, lease and operate the properties of the Company and its Subsidiaries or to carry on their business as it is now being conducted and contemplated to be conducted (the "Company Permits"), and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened. Except as set forth in Section 4.6 of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries is in conflict with, or in default or violation of, (i) any Laws applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected to the Knowledge of the Company, (ii) any of the Company Permits or (iii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries is bound or affected, except for any such conflicts, defaults or violations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

   Section 4.7 Contracts.

   (a) The Company has made available to Parent true, complete and correct copies of the following agreements scheduled in Section 4.7 of the Company Disclosure Schedule (the "Contracts") to which the Company or any Subsidiary is a party:

     (i) other than sales orders entered into in the ordinary course, agreements with consideration in excess of $100,000;

     (ii) agreements involving performance over a period of more than one year with consideration in excess of $100,000;

     (iii) agreements containing confidentiality or non-competition provisions;

     (iv) other than purchase orders entered into in the ordinary course, any agreement concerning a partnership or joint venture or any other agreement involving a sharing of profits, losses, costs, or liabilities by the Company or any of its Subsidiaries with any other Person;

     (v) other than purchase orders entered into in the ordinary course, any agreement under which the Company or any of its Subsidiaries has created, incurred, assumed or guaranteed any indebtedness or any capitalized lease obligation, in excess of $50,000;

     (vi) any agreement entered into during the prior three years, providing for the acquisition or disposition of a significant amount of assets or a line of business;

     (vii) any agreement entered into during the prior three (3) years, providing for the purchase, redemption or issuance of Common Stock the performance of which involves consideration of more than $250,000 other than redemption of Common Stock pursuant to the Company's stock repurchase plan announced in the Company's Quarterly Report for the quarter ended March 31, 2000, filed May 12, 2000, by which the Company is authorized to repurchase up to $1,000,000 of its shares (through December 31, 2000, the Company had repurchased 22,300 shares of its Common Stock for $324,000); and

     (viii) each material written amendment, supplement and modification in respect of any of the foregoing.

   (b) To the Knowledge of the Company, (i) all Contracts are in full force and effect and constitute valid and binding agreements of the Company or its Subsidiaries and the other parties thereto in accordance with their respective terms, and (ii) the consummation of the transactions contemplated hereby will not, in any material respect, violate, or constitute a breach under, any such Contract. Except as set forth in Section 4.7(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries are in default in any material respect under any of such written Contracts, have not received any written notice of such a default, and, to the Knowledge of the Company: (i) no other party to any such Contract is in default in any material respect thereunder and (ii) no event has occurred or condition exists that with notice or lapse of time or both would constitute such a default thereunder.

   Section 4.8 Company SEC Reports. The Company has filed with the SEC at or prior to the time due, and Parent has had reasonable access to copies of, all forms, reports, schedules, statements and other documents required to be filed with the SEC by the Company since January 1, 1997 (together with all information incorporated therein by reference, the "Company SEC Reports"). The Company confirms that the filings on record with the SEC are true and complete copies of the Company's filings. No Subsidiary of the Company is required to file any form, report, schedule, statement or other document with the SEC. As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Reports, and none of the Company SEC Reports at the time they were filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements (including the related notes) included in the Company SEC Reports, as well as the financial statements for the year ended December 31, 2000 (a copy of which has been provided to Parent), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles ("GAAP") and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments). Except (a) to the extent disclosed in the Company SEC Reports filed prior to the date hereof or in Section 4.8 of the Company Disclosure Schedule and (b) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice, since December 31, 2000, neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) other than liabilities and obligations which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

   Section 4.9 Disclosure Documents. The information supplied by the Company for inclusion in the Form S-4 (as defined in Section 7.2(a)) and the Proxy Statement/Prospectus (including by incorporation by reference) shall not, at
(i) the time the Form S-4 is declared effective, (ii) the time the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, (iii) the time of the Stockholders' Meeting and (iv) the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, except that no representation is made by the Company with respect to the statements made in the Proxy Statement/Prospectus based on information supplied by Parent or Acquisition Sub in writing for inclusion in the Proxy Statement/Prospectus. If, at any time prior to the Effective Time, any event or circumstance relating to the Company or any of its Subsidiaries, or their respective officers or directors, should be discovered by the Company which, pursuant to the Securities Act or Exchange Act, should be set forth in an amendment or a supplement to the Form S-4 or Proxy Statement/Prospectus, the Company shall promptly notify Parent in writing. All documents that the Company is responsible for filing with the SEC in connection with the Merger will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

   Section 4.10 Absence of Certain Changes or Events. Since December 31, 2000, to the date hereof, except as disclosed in any Company SEC Report filed prior to the date hereof or as contemplated hereby or in Section 4.10 of the Company Disclosure Schedule, there has not been any change, event or circumstance which has had or which would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and (i) each of the Company and its Subsidiaries has conducted its businesses only in the ordinary course or in a manner consistent with past practice and (ii) there has not been (A) any material change by the Company or any of its Subsidiaries in its material accounting policies, practices and procedures, (B) any entry by the Company or any of its Subsidiaries into any commitment or transaction material to the Company and its Subsidiaries taken as a whole other than in the ordinary course of business consistent with past practice, (C) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of the Company or any of its Subsidiaries (other than cash dividends payable by any wholly-owned Subsidiary to another Subsidiary or the Company), (D) any increase in the compensation payable, or to become payable, to any employee of the Company or any of its Subsidiaries, except to any Person who is not a corporate officer of the Company, in the ordinary course of business consistent with past practice, or (E) any action, event, occurrence or transaction that would have been prohibited by Section 6.1 if this Agreement had been in effect since December 31, 2000.

   Section 4.11 Absence of Litigation. Except as disclosed in any Company SEC Report or in Section 4.11 of the Company Disclosure Schedule, there is no claim, action, proceeding or investigation pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or affecting any property or asset of the Company or any of its Subsidiaries, before any court, arbitrator or Governmental Entity, in each case except to the extent that the damages sought are less than $100,000 or if adversely determined would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, none of the Company, any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries is subject to any order, writ, judgment, injunction, decree, determination or award imposed by any court, arbitrator or Governmental Entity, in each case except to the extent that the damages sought are less than $100,000 or if adversely determined would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

   Section 4.12 Employee Benefit Plans.

   (a) Section 4.12(a) of the Company Disclosure Schedule contains a true and complete list of each deferred compensation and each bonus or other incentive compensation, stock purchase, stock option and other equity compensation or ownership plan, program, agreement or arrangement, each severance or termination pay, medical, surgical, hospitalization, life insurance and other "welfare" plan, fund or program (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")); each profit-sharing, stock bonus or other "pension" plan, fund or program (within the meaning of Section 3(2) of ERISA); each employment, retention, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), that, together with the Company would be deemed a "single employer" within the meaning of
Section 4001(b) of ERISA, or to which the Company or an ERISA Affiliate is party, whether written or oral, for the benefit of any employee or director or former employee or director (or any of their respective beneficiaries), of the Company or any of its Subsidiaries (the "Company Benefit Plans"). With respect to each Company Benefit Plan, the Company has delivered or made available to Parent a true and correct copy of each of the following documents: (i) the two most recent annual report (Form 5500) filed with the Internal Revenue Service (the "IRS"), if required under ERISA, (ii) a copy of the Company Benefit Plan and any material amendments thereto, (iii) each trust agreement, insurance contract or other funding vehicle relating to such Company Benefit Plan, (iv) the most recent summary plan description for each Company Benefit Plan for which a summary plan description is required, (v) the most recent actuarial report or valuation relating to a Company Benefit Plan subject to Title IV of ERISA, if any, and (vi) the most recent determination letter, if any, issued by the IRS with respect to any Company Benefit Plan intended to qualify under
Section 401(a) or 501(c) of the Code.

   (b) Each Company Benefit Plan has been administered in accordance with its terms, and in compliance with applicable Laws, including ERISA and the Code, the rules and regulations thereunder and all applicable collective bargaining agreements.

   (c) No liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation ("PBGC") (which premiums have been paid when due).

   (d) No Company Benefit Plan subject to Title IV of ERISA or any trust established thereunder has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each such Company Benefit Plan ended prior to the Closing Date nor has there been any application for waiver of the minimum funding standards imposed by Section 412 of the Code. All contributions required to be made with respect to any Company Benefit Plan on or prior to the Closing Date have been timely made or are reflected on the balance sheet.

   (e) No Company Benefit Plan is a "multiemployer plan," as defined in Section 3(37) of ERISA, nor is any Company Benefit Plan a plan described in Section 4063(a) of ERISA.

   (f) No Company Benefit Plan has, to the Knowledge of the Company, engaged in a "prohibited transaction" (as defined in Section 4975 of the Code or Section 406 of ERISA).

   (g) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS to such effect, and no fact, condition or set of circumstances has occurred since the date of such determination letter which could adversely affect such favorable determination.

   (h) Except as set forth in Section 4.12(h) of the Company Disclosure Schedule, the Company and its Subsidiaries have no liability for life, health, medical or other welfare benefits to employees or former employees (or their beneficiaries) for periods extending beyond their respective dates of retirement or other termination of service.

   (i) Except as disclosed in Section 4.12(i) of the Company Disclosure Schedule, or except as otherwise contemplated hereby, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in combination with another event,
(i) entitle any current or former employee, director or officer of the Company or any ERISA Affiliate to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, director or officer or (iii) require the immediate funding or financing of any compensation or benefits.

   (j) There are no pending, threatened or anticipated claims (other than routine claims for benefits), by or on behalf of any Company Benefit Plan, by any employee or beneficiary covered under any such Company Benefit Plan, or otherwise involving any such Company Benefit Plan.

   Section 4.13 Labor Matters. There is no labor dispute, strike, work stoppage or lockout, or, to the Knowledge of the Company, threat thereof, by or with respect to any employee of the Company or any of its Subsidiaries. To the Knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit being made or threatened involving employees of the Company or any of its Subsidiaries. None of the Company or any of its Subsidiaries has breached or otherwise failed to comply with any provision of any collective bargaining or other labor union contract applicable to any employees of the Company or any of its Subsidiaries and there are no grievances or complaints outstanding or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries under any such contract. The Company and its Subsidiaries have been and are in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health. The Company and its Subsidiaries are not and have not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable Law.

   Section 4.14 Environmental Matters.

   (a) Except as set forth in Section 4.14(a) of the Company Disclosure Schedule, and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with all applicable Environmental Laws (which compliance includes the possession by the Company and each of its Subsidiaries of all Environmental Permits, and compliance with the terms and conditions thereof); (ii) there is no Environmental Claim pending or threatened in writing against the Company or any of its Subsidiaries; (iii) there is no civil, criminal or administrative judgment against the Company or any of its Subsidiaries or, to the Knowledge of the Company or any of its Subsidiaries, against any Person or entity whose liability for any Environmental Claim the Company or any of its Subsidiaries has contractually or by operation of law retained or assumed pursuant to Environmental Laws; (iv) the Company and its Subsidiaries have all Environmental Permits required pursuant to Environmental Laws and the Company and its Subsidiaries are in compliance with all terms and conditions thereof; (v) the Company and its Subsidiaries have filed all notices required under Environmental Laws indicating the past and present Release, generation, treatment, storage or disposal of Hazardous Substances; (vi) there is not at, on or in any of the real properties owned or leased by the Company or any of its Subsidiaries any generation, use, handling, Release, treatment, recycling, storage or disposal of any Hazardous Substances in a manner not in compliance with Environmental Laws; and (vii) there are no past or present actions, activities, circumstances, conditions, events or incidents, including the Release or presence of any Hazardous Substances, which are reasonably likely to form the basis of any Environmental Claim against the Company or any of its Subsidiaries or against any Person or entity whose liability for any Environmental Claim, the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of Law.

   (b) The Company has made available to Parent copies of all environmental audits, assessments or studies completed since January 1, 1997 with respect to the facilities or Real Property (as defined in Section 4.18(b)) currently owned, leased or operated by the Company or any of its Subsidiaries.

   Section 4.15 Intellectual Property.

   (a) Set forth in Section 4.15(a) of the Company Disclosure Schedule, for all Intellectual Property that is owned directly or indirectly by the Company and its Subsidiaries, is a complete and accurate list of all United States and foreign: (A) issued and pending Patents; (B) Trademark registrations (including Internet Domain Name registrations), trademark applications and material unregistered Trademarks; (C) Copyright registrations, Copyright applications and material unregistered Copyrights, and (D) all software which is licensed, leased or otherwise used by the Company or its Subsidiaries (other than mass market software that is available in consumer retail stores or otherwise commercially available and subject to "shrink-wrap," "click-through" or other standard form license agreements), and all material software which is owned by the Company or any of its Subsidiaries, and (E) all material agreements, in either instance pursuant to which the Company or its Subsidiaries granted, relinquished, or obtained any right to use or practice any rights under any Intellectual Property, including, without limitation, license agreements, settlement agreements and covenants not to sue ("IP Agreements").

   (b) To the Knowledge of the Company, (i) all IP Agreements are in full force and effect and constitute valid and binding agreements of the Company or its Subsidiaries and the other parties thereto in accordance with their respective terms, and (ii) the consummation of the transactions contemplated hereby will not, in any material respect, violate, or constitute a breach under, any such IP Agreement. To the Knowledge of the Company and except as set forth in
Section 4.15(b) of the Company Disclosure Schedule, (i) the Company and its Subsidiaries are not in default in any material respect under any of such IP Agreements and have not received any written notice of such a default, (ii) no other party to any such IP Agreements is in default in any material respect thereunder, and (iii) no event has occurred or condition exists that with notice or lapse of time or both would constitute such a default thereunder.

   (c) Except as set forth in Section 4.15(c) of the Company Disclosure
Schedule:

     (i) the Company and each of its Subsidiaries owns, is licensed or otherwise has the legal right to use, free and clear of all Liens, all Intellectual Property used in or necessary to the conduct of their respective businesses, except for such Intellectual Property the loss of use of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

     (ii) the Company and its Subsidiaries take commercially reasonable measures to maintain and protect each item of Intellectual Property which is owned by the Company or its Subsidiaries; all registrations and applications for Intellectual Property that are owned directly or indirectly by the Company and its Subsidiaries have been maintained; and all Intellectual Property owned by the Company and its Subsidiaries or, to the best Knowledge of the Company, licensed to the Company and its Subsidiaries is valid and subsisting;

     (iii) either the Company or its Subsidiaries is the current record owner of all Intellectual Property which is owned by the Company or its Subsidiaries, respectively, and which is the subject of an application or registration;

     (iv) none of the current or former stockholders, officers, directors, or employees of either the Company or its Subsidiaries have any rights, title or interest, in any Intellectual Property owned or used by the Company or its Subsidiaries;

     (v) there are no material claims pending or, to the Knowledge of the Company, threatened, nor has the Company nor any of its Subsidiaries received written notice from any Person (1) challenging the validity of any Intellectual Property owned or used by the Company or its Subsidiaries or
  (2) alleging that the Company or its Subsidiaries has engaged in any actual or potential infringement, dilution, misappropriation or other unauthorized use of any Intellectual Property, and the Company has no Knowledge of any basis for such a claim against the Company or its Subsidiaries;

     (vi) there are no material claims pending or, to the Knowledge of the Company, threatened nor has the Company or its Subsidiaries sent any written notice to any Person regarding any actual or potential infringement, dilution, misappropriation, or other unauthorized use of Intellectual Property owned or used by the Company or any of its Subsidiaries;

     (vii) the Company and its Subsidiaries take commercially reasonable measures to protect the confidentiality of their respective trade secrets;

     (viii) no settlement agreements, consents, judgments, orders, forbearance to sue or similar obligations limit or restrict the Company's or any Subsidiaries' rights in and to any Intellectual Property;

     (ix) to the Knowledge of the Company, the conduct of the businesses of the Company and its Subsidiaries does not, in any material respect, infringe, violate or dilute any Intellectual Property rights of any Person;

     (x) the consummation of the transactions contemplated hereby will not result in the loss or impairment of the Company's or its Subsidiaries' rights to own or use any Intellectual Property, nor will such consummation require the consent of any Person in respect of any Intellectual Property; and

     (xi) the operation of any website by or on behalf of the Company or its Subsidiaries, is in compliance, in all material respects, with all applicable laws, rules and regulations, including, without limitation, those pertaining to the collection and use of personal data.

   Section 4.16 Taxes.

   (a) Except as set forth in Section 4.16(a) of the Company Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

     (i) the Company and each of its Subsidiaries have timely filed (or have had timely filed on their behalf) or, with respect to Tax Returns not yet due, will file or cause to be timely filed, all Tax Returns required by applicable Law to be filed by any of them prior to or as of the Effective Time. All such Tax Returns and amendments thereto are, or with respect to Tax Returns not yet due, will be, true, complete and correct in all material respects;

     (ii) the Company and each of its Subsidiaries have paid (or have had paid on their behalf), or have established (or have had established on their behalf and for their sole benefit and recourse), or where payment is not yet due, will establish or cause to be established on or before the Effective Time (if required by GAAP), an adequate reserve in accordance with GAAP for the payment of, all Taxes due, with respect to any period ending prior to or as of the Effective Time;

     (iii) no federal, state, local or foreign audits, assessments, collections, investigations or other administrative proceedings or court proceedings are presently pending or have been threatened in writing with regard to any Taxes or Tax Returns of the Company or its Subsidiaries;

     (iv) no deficiency or adjustment for any Taxes has been proposed, asserted or assessed against the Company or any Subsidiary that has not been paid or otherwise discharged or for which the Company has taken adequate reserves in accordance with GAAP. There are no material Liens for Taxes upon the assets of the Company or any Subsidiary, except Liens for current Taxes not yet due and payable;

     (v) neither the Company nor any of its Subsidiaries is a party to any Tax sharing agreement, Tax indemnity agreement or similar contract, arrangement or agreement to with respect to Taxes of the Company or any of its Subsidiaries;

     (vi) neither the Company nor any Subsidiary has constituted either a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date hereof or (ii) in a distribution which could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the Merger;

     (vii) the Company has, prior to the date hereof, provided Parent with copies of all federal Tax Returns for the tax years ending December 31, 1997 through December 31, 1999;

     (viii) there are no outstanding agreements or waivers extending or waiving the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due for any taxable period with respect to any Tax for which the Company may be subject or liable. The federal income tax years of the Company (or any consolidated group of which the Company has been a member) that have been the subject of an audit are disclosed in Section 4.16(a) of the Company Disclosure Schedule;

     (ix) the Company has not agreed, nor is it required to make, any material adjustment under sections 446(e) or 481(a) of the Code nor has it entered into any closing agreement pursuant to section 7121 of the Code or any other agreement with similar Tax purposes;

     (x) the Company and each of its Subsidiaries has complied in all material respects with the provisions of the Code relating to the payment and withholding of Taxes;

     (xi) neither the Company nor any of its Subsidiaries has (i) been a member of an affiliated group filing a U.S. consolidated federal income Tax Return or an affiliated, consolidated, combined or unitary group for state income Tax Return purposes (other than a group the common parent of which was the Company) or (ii) any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of state, local or foreign law), as a transferee or successor, by contract or otherwise;

     (xii) all transactions that could give rise to an understatement of federal income Tax have been adequately disclosed on the Tax Returns of the Company and of its Subsidiaries in accordance with Section 6662(d)(2)(B) of the Code;

     (xiii) the Company is not a "United States real property holding corporation" as defined in Section 897 of the Code;

     (xiv) no power of attorney has been granted by the Company or any of its Subsidiaries with respect to any matter relating to Taxes which is currently in force;

     (xv) there is no pending claim that has been asserted or proposed in writing by any taxing authority of a jurisdiction where the Company and its Subsidiaries do not file Tax Returns to the effect that the Company or one or more of its Subsidiaries is or may have been subject to taxation by that jurisdiction; and

     (xvi) no amount paid or payable by the Company or any of its Subsidiaries to any executive officer of the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an "excess parachute payment" within the meaning of Section 280G of the Code. In addition, Section 162(m) of the Code will not apply to any amount paid or payable by the Company or any of its Subsidiaries under any contract or any Company Benefit Plan currently in effect.

   (b) For purposes of this Agreement, the following terms shall have the following meanings:

     (i) "Tax" or "Taxes" means any tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever imposed by any Taxing Authority (including, but not limited to, any federal, state, local, foreign or provincial income, gross receipts, property, sales, use, gains, license, excise, franchise, employment, social security, withholding, payroll, alternative or added minimum, ad valorem, transfer or exercise tax or any disability insurance contributions, unemployment insurance contributions or workers' compensation contributions) together with any interest, addition or penalty imposed thereon.

     (ii) "Tax Authority" means the Internal Revenue Service and any other domestic or foreign governmental authority responsible for the administration of any Taxes.

     (iii) "Tax Returns" means all federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns and any amended tax return relating to Taxes.

   Section 4.17 Reorganization. None of the Company or any of its Affiliates has taken or agreed to take any action, has failed to take any action or has Knowledge of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

   Section 4.18 Real Property.

   (a) Ownership of the Premises. The Company or a Subsidiary has good and marketable title to the real property described on Schedule 4.18(a) of the Company Disclosure Schedule and to all of the buildings, structures and other improvements located thereon (collectively, the "Owned Real Property") free and clear of all Liens, except for (i) the Liens described in said Schedule 4.18(a), (ii) Liens for Taxes not yet due and payable, or Liens for Taxes being contested in good faith which are not material or for which adequate reserves have not been taken in accordance with GAAP, (iii) mechanics' and materialmens liens and similar lien for amounts not more than 60 days overdue or which are being contested in good faith for which final judgments have not been entered and (iv) easements, rights-of-way and other non-monetary encumbrances and other title defects that do not, individually or in the aggregate, materially diminish the value of the Owned Real Property as currently used, occupied and operated, or interfere in any material respect with, or materially increase the cost of, the use, occupancy or operation of the applicable parcel of Owned Real Property as currently used, occupied and operated (collectively, the "Permitted Owned Real Property Exceptions"). The Owned Real Property constitutes all of the real property owned by the Company and its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) any certificates of occupancy ("CO") or the equivalent thereof and other permits or approvals required with respect to the buildings, structures and improvements on any of the Owned Real Property have been obtained and are currently in effect, proper and valid; and (ii) to the Knowledge of the Company, there is no reasonable basis or ground for revocation or limitation of any CO issued for the Owned Real Property or the Leased Real Property

(as defined below). To the Knowledge of the Company, no written notice from any city, county or other Governmental Entity has been received by the Company or any of its Subsidiaries requiring or calling attention to the need for any material work, repair, construction, alteration or installation on, or in connection with, the Owned Real Property.

   (b) Leased Properties. Schedule 4.18(b) of the Company Disclosure Schedule is a true, correct and complete schedule of all leases, subleases, and other agreements (collectively, the "Real Property Leases") under which the Company or any Subsidiary uses or occupies or has the right to use or occupy real property that is not Owned Real Property (the land, buildings and other improvements covered by the Real Property Leases being herein called the "Leased Real Property"). Except as Schedule 4.18(b) of the Company Disclosure
Schedule identifies upcoming lease expiration dates which may occur prior to the Effective Date, each Real Property Lease is valid, binding and in full force and effect and, to the Knowledge of the Company, no termination event or uncured default (or notice thereof) of a material nature on the part of the Company or its Subsidiaries under any Real Property Lease exists. Except in each case where the failure would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, all rent and other sums and charges owed and payable by the Company or its Subsidiaries as tenants under the Real Property Leases are current. The Company or a Subsidiary owns the leasehold interest under each Real Property Lease free and clear of all Liens, except (i) as reflected or reserved against in the balance sheets of the Company in the Company SEC Reports filed prior to the date hereof, (ii)(x) general and special assessments that are (A) not in default and (B) payable without penalty or interest, and
(iii) the Liens described in Schedule 4.18(b) of the Company Disclosure Schedule, and those other Liens which would not materially affect the use of such Leased Real Property. A true, correct and complete copy of each Real Property Lease has been made available to Parent. The Leased Real Property and the Owned Real Property are hereinafter collectively referred to as the "Real Property."

   (c) Condemnation and Casualty. There is not any pending, or to the best Knowledge of the Company, threatened or contemplated condemnation proceeding affecting the Real Property or any part thereof, and no sale or other disposition of the Real Property or any part thereof in lieu of condemnation. As of the date hereof, to the Knowledge of the Company, no portion of the Real Property has suffered any material damage by fire or other casualty which has not heretofore been repaired and restored.

   Section 4.19 Insurance. The Company has obtained and maintained in full force and effect insurance of the type and in amounts customarily carried by persons conducting businesses or owning assets similar to those of the Company and its Subsidiaries.

   Section 4.20 Customers and Suppliers.

   (a) In a confidential letter provided in connection with Section 4.20(a) of the Company Disclosure Schedule, the Company sets forth a list of (i) the names of the top five customers (in alphabetical order) for each of the three main Subsidiaries of the Company to the extent that such customers separately constitute at least 1% of such Subsidiaries' total revenues for the applicable Subsidiary's fiscal year ended December 31, 2000 and (ii) the names of the top five suppliers (in alphabetical order) for each of the three main Subsidiaries of the Company.

   (b) Except as set forth in Section 4.20(b) of the Company Disclosure Schedule, since December 31, 2000, no material licensor, vendor, supplier, wholesaler, licensee or customer of the Company, or any of its Subsidiaries, has cancelled or otherwise modified its relationship with the Company or its Subsidiaries in a manner that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and, to the Companys Knowledge, (i) no such person has expressed any intention to so cancel or otherwise modify its relationship with the Company or any of its Subsidiaries and (ii) the consummation of the transactions contemplated hereby will not adversely affect such relationships.

   Section 4.21 Transactions with Affiliates. Except (i) as set forth in
Section 4.21 of the Company Disclosure Schedule or the Company SEC Reports (ii) for employee compensation or advances in the ordinary course of business or
(iii) for the Voting Agreement, since December 31, 2000, (x) there have been no transactions between the Company or any of its Subsidiaries and any stockholder or Affiliate of a stockholder, and (y) there are no agreements between the Company or its Subsidiaries and a stockholder or an Affiliate of a stockholder.

   Section 4.22 Opinion of Financial Advisor. A special, independent committee of the Companys Board of Directors (the "Special Committee") has received the written opinion of Gleacher & Co. LLC (the "Company Financial Advisor") on or prior to the date hereof, to the effect that, as of the date of such opinion, the Merger Consideration is fair to the stockholders of the Company from a financial point of view, and the Company will deliver a copy of such written opinion to Parent promptly after the date hereof.

   Section 4.23 Vote Required. At the Stockholders' Meeting, the affirmative vote of the holders of a majority of the votes cast by the holders of the Common Stock entitled to vote at the Stockholders' Meeting are the only votes of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement. The foregoing representation is made in reliance upon the representations by Parent and Acquisition Sub contained in Section 5.5(c) of this Agreement.

   Section 4.24 Brokers. Except for the Company Financial Advisor (a copy of whose engagement letter has been provided to Parent), no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company.

   Section 4.25 State Take-over Statutes and Article Eighth. In reliance upon the representations by Parent and Acquisition Sub contained in Section 5.5(c) of this Agreement, the Company represents that the action of the Board of Directors of the Company in approving the Merger and this Agreement is sufficient to render inapplicable to the Merger the provisions of Section 203 of the DGCL and the provisions of Article Eighth of the Company Certificate of Incorporation are inapplicable to this Agreement and the transactions contemplated hereby. To the Knowledge of the Company, no other state take-over statute or similar statute or regulation applies, or purports to apply, to the transactions contemplated hereby. The Board of Directors of the Company has approved the execution of the Voting Agreement by Parent in accordance with
Section 203(a)(1) of the DGCL.

   Section 4.26 Rights Agreement. The Board of Directors of the Company has resolved to, and the Company promptly after the execution hereof will, take all action reasonably necessary to confirm that the Company Rights Agreement has expired by its terms and has not been extended and that no agreement similar thereto has been created or put into effect; and, consequently, the rights found in the terms of the Company Rights Agreement are inapplicable to the Merger, this Agreement, the Voting Agreement and the other transactions contemplated hereby and thereby.

                                   ARTICLE V

                       REPRESENTATIONS AND WARRANTIES OF
                           PARENT AND ACQUISITION SUB

   Parent, and Acquisition Sub, jointly and severally, represent and warrant to the Company that:

   Section 5.1 Organization and Qualification. Each of Parent and Acquisition Sub is a corporation duly incorporated, validly existing and in good standing, under the laws of Delaware, and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (as defined below). The term "Parent Material Adverse Effect" means any fact, state of facts or circumstances, event, change or effect that is or is reasonably be likely to have a material adverse effect, individually or in the aggregate, on the assets, financial condition, prospects, business, operations or results of operations of Parent and its Subsidiaries taken as a whole.

   Section 5.2 Certificate of Incorporation and By-Laws. Parent has made available to the Company a complete and correct copy of the certificate of incorporation (the "Parent Certificate of Incorporation") and the by-laws (the "Parent By-laws"), each as amended to date, of Parent. Acquisition Sub has made available to the Company a complete and correct copy of the certificate of incorporation (the "Acquisition Sub Certificate of Incorporation") and the by-laws (the "Acquisition Sub By-laws"), each as amended to date, of Acquisition Sub. The Parent Certificate of Incorporation, the Parent By-laws, the Acquisition Sub Certificate of Incorporation and the Acquisition Sub By-laws are in full force and effect. Parent is not in material violation of any provision of the Parent Certificate of Incorporation or Parent By-laws and Acquisition Sub is not in material violation of the Acquisition Sub Certificate of Incorporation or the Acquisition Sub By-laws.

   Section 5.3 Capitalization.

   (a) The authorized capital stock of Parent consists of 600,000,000 shares of Parent Shares and 200,000,000 shares of preferred stock, par value $0.01 per share, of Parent ("Parent Preferred Stock"). As of the close of business on April 30, 2001, (i) 266,051,855 shares of Parent Shares (excluding treasury shares) were issued and outstanding, (ii) 31,282,222 shares of Parent Shares were held by Parent in its treasury, (iii) 10,048,240 shares of Parent Shares were reserved for issuance pursuant to outstanding unexercised employee stock options ("Parent Options") granted pursuant to Parent's stock option plans ("Parent Stock Option Plans") or otherwise and (vi) no shares of Parent Preferred Stock were issued and outstanding. No shares of capital stock of Parent are owned by any Subsidiary of Parent.

   (b) All shares of capital stock of Parent to be issued in connection with the Merger, when issued pursuant to this Agreement, will be duly authorized, validly issued, fully paid and non-assessable.

   Section 5.4 Authority Relative to Agreement. Each of Parent and Acquisition Sub has all necessary power and authority to execute and deliver this Agreement, to perform their obligations hereunder and to consummate the Merger. The execution and delivery of this Agreement by Parent and Acquisition Sub and the consummation by Parent and Acquisition Sub of the Merger have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Parent or Acquisition Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the approval of the Merger by Parent, as the sole stockholder of Acquisition Sub, which Parent hereby agrees to approve in its capacity as sole stockholder, and the filing and recordation of appropriate merger documents as required by the DGCL, which Parent and Acquisition Sub agree to do in accordance with the terms of this Agreement). This Agreement has been duly and validly executed and delivered by Parent and Acquisition Sub and this Agreement constitutes a legal, valid and binding obligation of Parent and Acquisition Sub, enforceable against Parent and Acquisition Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, moratorium, or other similar laws, now or hereafter in effect, affecting creditors rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

   Section 5.5 No Conflict; Required Filings and Consents.

   (a) The execution and delivery of this Agreement by Parent and Acquisition Sub does not, and the performance of this Agreement by Parent and Acquisition Sub will not, (i) conflict with or violate the Parent Certificate of Incorporation or the Parent By-laws or the Acquisition Sub Certificate of Incorporation or the Acquisition Sub By-laws, (ii) assuming the consents, approvals, authorizations, waivers or permits specified in Section 5.5(b) have been received and the waiting periods referred to therein have expired, conflict with or violate any Law applicable to Parent or Acquisition Sub or by which any property or asset of Parent or Acquisition Sub is bound or affected or (iii) result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Acquisition Sub pursuant to, any material note, bond, mortgage, indenture or credit agreement, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences of the type referred to above which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect and would not prevent or materially delay the consummation of the Merger.

   (b) The execution and delivery of this Agreement by Parent and Acquisition Sub do not, and the performance of this Agreement by Parent and Acquisition Sub will not, require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Entity, except for applicable requirements of the Exchange Act, the Securities Act, Blue Sky Laws, the HSR Act and recordation of appropriate merger documents as required by the DGCL and the rules of the NYSE, and except where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect and would not prevent or materially delay the consummation of the Merger.

   (c) Parent and Acquisition Sub represent that (i) they do not currently own, and will not own from the date hereof to and including the record date for determination of stockholders entitled to notice to vote upon the Merger, ten (10%) percent or more of the Common Stock and (ii) neither Parent nor Acquisition Sub nor any associate (as defined in Section 203 of the DGCL) of either of them is an interested stockholder (as defined in Section 203 of the DGCL) of the Company (except as arising under the Voting Agreement (which the Company has represented herein that it has been approved prior to execution by the Company's Board of Directors in accordance with Section 203(a)(1) of the
DGCL)).

   Section 5.6 Parent SEC Reports. Parent has filed with the SEC, at or prior to the time due, and has heretofore made available to the Company true and complete copies of, all forms, reports, schedules, statements and other documents required to be filed with the SEC by Parent since January 1, 1997 (together with all information incorporated therein by reference, the "Parent SEC Reports"). As of their respective dates, the Parent SEC Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Reports, and none of the Parent SEC Reports at the time they were filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements (including the related notes) of Parent included in the Parent SEC Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP in all material respects and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments). Except as, and to the extent, set forth in the Parent SEC Reports, Parent and its Subsidiaries do not have any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) other than liabilities and obligations which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

   Section 5.7 Disclosure Documents. The information supplied by Parent for inclusion in the Form S-4 and the Proxy Statement/Prospectus (including by incorporation by reference) shall not, at (i) the time the Form S-4 is declared effective, (ii) the time the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, (iii) the time of the Stockholders' Meeting and (iv) the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to Parent or any of its Subsidiaries, or their respective officers or directors, should be discovered by Parent which, pursuant to the Securities Act or Exchange Act, should be set forth in an amendment or a supplement to the Form S-4 or Proxy Statement/Prospectus, Parent shall promptly notify the Company in writing. All documents that Parent is responsible for filing with the SEC in connection with the Merger will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

   Section 5.8 Absence of Certain Changes or Events. Since December 31, 2000, except as disclosed in any Parent SEC Report filed prior to the date hereof or as contemplated hereby, there has not been any change, event or circumstance which, when taken individually or together with all other changes, events or circumstances, has had or which would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

   Section 5.9 Reorganization. None of Parent or any of its Affiliates has taken or agreed to take any action, has failed to take any action or has Knowledge of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

   Section 5.10 Brokers. Except for Salomon Smith Barney, which has been engaged solely to furnish a fairness opinion to Parent, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent.

   Section 5.11 Interim Operations of Acquisition Sub. Acquisition Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged, and, until the Effective Time, will not engage, in any business other than in connection with the transactions contemplated hereby.

                                   ARTICLE VI

                     CONDUCT OF BUSINESS PENDING THE MERGER

   Section 6.1 Conduct of Business by the Company. The Company hereby covenants and agrees that, between the date hereof and the Effective Time, except (x) as expressly contemplated hereby (including, as set forth in Section 6.1 of the Company Disclosure Schedule or as set forth as an exception or qualification to subsections (a) through (p) of this Section 6.1), and (y) as Parent shall otherwise agree in advance in writing, the business of the Company and its Subsidiaries shall be conducted only in, and the Company shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company and its Subsidiaries shall use commercially reasonable efforts to (i) preserve intact the Company's business organization and maintain its relations with the current officers, employees and consultants of the Company and its Subsidiaries, (ii) maintain in effect all Company Permits and Environmental Permits and (iii) maintain its existing relations with customers, distributors, manufacturers, dealers and suppliers with which the Company and its Subsidiaries have business relations. By way of amplification and not limitation, between the date hereof and the Effective Time, the Company will not, and shall not permit any of its Subsidiaries to, directly or indirectly, do any of the following except in compliance with the exceptions listed above:

     (a) amend or otherwise change the Company Certificate of Incorporation or the Company By-laws or those (or the equivalent organizational documents) of any of its Subsidiaries;

     (b) issue, sell, pledge, hypothecate, dispose of, grant, license, encumber or otherwise transfer, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, (i) any shares of its or its Subsidiaries' capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of its or its Subsidiaries' capital stock or any other ownership interest (including any phantom interest), of the Company or any of its Subsidiaries (except for the issuance of shares issuable pursuant to any Company Options and Company Warrants outstanding as of the date hereof), (ii) any assets except for sales of assets in the ordinary course of business consistent with past practice and for the Liens granted in connection with its existing banking lines of credits and loans;

     (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company's capital stock;

     (d) in the case of the Company, reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

     (e) (i) acquire (including by merger, consolidation, or acquisition of stock or assets), or otherwise make any investment in, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets, (ii) enter into any material contract, agreement or transaction, other than (x) in the ordinary course of business, and (y) which would not be reasonably likely to prevent or materially delay the consummation of the Merger, (iii) authorize any capital expenditures which are, in the aggregate, in excess of 125% of the amounts currently budgeted for the fiscal year 2001 or set forth in Section 6.1(e) of the Company Disclosure Schedule, or (iv) enter into or amend any contract, agreement, commitment or arrangement which would require the Company to take any action prohibited by this subsection (e);

     (f) incur any indebtedness for borrowed money, issue any debt securities, assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, agree to amend or otherwise modify in any manner any agreement or instrument pursuant to which the Company has incurred indebtedness, or make any loans or advances, except in the ordinary course of business and consistent with past practice, except the refinancing of existing indebtedness, borrowings under commercial paper programs in the ordinary course of business or borrowings under existing bank lines of credit in the ordinary course of business;

     (g) except as required by Law or by the terms of any collective bargaining agreement or other agreement currently in effect between the Company or any Subsidiary of the Company and any employee thereof and, except to any Person who is not a corporate officer of the Company, for increases in the ordinary course of business in accordance with past practices, increase the compensation payable or to become payable to its employees, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director or executive officer of it or any of its Subsidiaries, or establish, adopt, enter into or amend in any material respect or take action to accelerate any rights or benefits under any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, corporate officer or employee, provided that this subsection shall not prevent the Company or any of its Subsidiaries from making severance payments to the extent contractually obligated under contractual arrangements currently existing at the Company or such Subsidiary and previously disclosed to Parent;

     (h) change in any respect (except as required by the SEC or changes in GAAP or applicable law which become effective after the date hereof) any accounting policies, practices or procedures;

     (i) make any material Tax election or settle or compromise any material claim, action, suit, litigation, proceeding, audit or controversy relating to Taxes; or make a material change to any of its methods of reporting income, deductions or accounting for federal income tax purposes from those employed in the preparation of its federal income Tax Return for the taxable year ending December 31, 1999, except as may be required by law;

     (j) enter into any contract, agreement, lease, license, permit, franchise or other instrument or obligation which, if in existence and known to the Company prior to the date hereof would have resulted in a breach of Section 4.5;

     (k) materially modify, amend or terminate any of the agreements material to the Company or its Subsidiaries or waive, release or assign any material rights or claims, except in the ordinary course of business consistent with past practice;

     (l) settle or compromise any arbitration, action, suit, investigation or proceeding, other than in the ordinary course of business consistent with past practice;

     (m) amend or waive any right under any agreement with any Affiliate of the Company (other than its Subsidiaries) or with any stockholder of the Company or any of its Subsidiaries or any Affiliate of any such stockholder, other than as may be done in the ordinary course of business and that is not material, individually or in the aggregate, to the Company and its Subsidiaries taken as a whole;

     (n) take, or agree to commit to take, any action that would make any representation or warranty of the Company contained herein inaccurate in any material respect at, or as of any time prior to, the Effective Time;

     (o) renew, extend or replace any of the Company's Real Property Leases scheduled to expire prior to the Closing; or

     (p) enter into, or publicly announce an intention to enter into, any contract, agreement, commitment, plan or arrangement to, do any of the foregoing actions set forth in this Section 6.1.

   Section 6.2 Conduct of Business by Parent. Parent will not do, directly or indirectly, any of the following:

     (a) amend or otherwise change, in a material respect, the Parent Certificate of Incorporation or the Parent By-laws; or

     (b) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to Parent's capital stock other than regular, quarterly cash dividends consistent with past practice (including increases consistent with past practice) payable by Parent or dividends payable by a Parent Subsidiary to another Parent Subsidiary or Parent;

     (c) change in any material respect (except as required by the SEC or changes in GAAP or applicable law which become effective after the date hereof) any accounting policies, practices or procedures;

     (d) take, or agree to commit to take, any action that would make any representation or warranty of Parent and Acquisition Sub contained herein inaccurate in any material respect at, or as of any time prior to, the Effective Time; or

     (e) enter into, or publicly announce an intention to enter into, any contract, agreement, commitment, plan or arrangement to, do any of the foregoing actions set forth in this Section 6.2.

   Section 6.3 Certain Tax Matters. During the period from the date hereof to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, (i) timely file all Tax Returns and Forms 5500 ("Post-Signing Returns") required to be filed by it, (ii) timely pay all Taxes due and payable in respect of such Post-Signing Returns that are so filed, (iii) accrue a reserve in its books and records and financial statements in accordance with past practice for all Taxes payable by it for which no Post-Signing Return is due prior to the Effective Time, (iv) promptly notify Parent of any suit, claim, action, investigation, proceeding or audit (collectively, "Actions") pending against or with respect to the Company or any of its Subsidiaries in respect of any Tax and not settle or compromise any such Action without Parent's consent (unless a settlement or compromise can be reached for an amount that is not material to the Company or any of its Subsidiaries), (v) not make any material Tax election without Parent's consent and (vi) cause any and all existing Tax sharing agreements, Tax indemnity obligations and similar agreements, arrangements and practices with respect to Taxes to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is otherwise bound to be terminated as of the Closing Date so that after such date neither the Company nor any of its Subsidiaries shall have any further rights or liabilities thereunder.

                                  ARTICLE VII

                             ADDITIONAL AGREEMENTS

   Section 7.1 No Solicitation.

   (a) The Company shall not, and shall cause its Subsidiaries not to, and will use its reasonable best efforts to see that its officers, directors, employees, investment bankers, consultants, attorneys, accountants, agents and other representatives (collectively, "Representatives") do not, directly or indirectly: (i) solicit, initiate, or knowingly encourage, or take any action to facilitate the making of any Acquisition Proposal (as defined in Section 7.1(d)) or any inquiry with respect thereto; (ii) enter into any agreement with respect to any Acquisition Proposal; or (iii) engage in discussions or negotiations with, or afford access to or provide any nonpublic information or data relating to the Company or its Subsidiaries to any Person relating to any Acquisition Proposal, or otherwise cooperate with, or assist or participate in, facilitate or knowingly encourage an effort or attempt by any Person to do or seek any of the foregoing; provided, however, that in the event an unsolicited written Acquisition Proposal for the Company or any of its Subsidiaries is received by the Company not in violation of this Section 7.1(a), the Company may (X) furnish confidential information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal and the Person's Affiliates and representatives pursuant to a customary confidentiality agreement and (Y) participate in discussions and engage in negotiations with the Person and the Persons Affiliates and representatives regarding such Acquisition Proposal, in response to an unsolicited written Acquisition Proposal if, but only if, the Board of Directors of the Company, or the Special Committee, concludes in good faith and on the basis of (1) advice from financial advisors that such Acquisition Proposal involves consideration to the holders of the Company's Common Stock which is reasonably likely to result in a Superior Proposal (as defined in Section 7.1(d) to the Merger set forth in this Agreement) and (2) consultation with independent outside counsel that the failure to discuss, negotiate and consider such Acquisition Proposal could constitute a violation of the fiduciary duties of the Company's Board of Directors, or its Special Committee, under applicable Law; and provided, further, that the Company shall notify Parent promptly in writing of any inquiries, expressions of interest, proposals or offers received by the Company or any of the Company's representatives relating to any Acquisition Proposal or possibility or consideration of making an Acquisition Proposal indicating, in connection with such notice, the terms and conditions of any such Acquisition Proposal and, if the Acquisition Proposal is formally made, the name of the Person making the Acquisition Proposal. The Company hereby agrees to furnish promptly to Parent copies of any confidential information provided to the Person making any such Acquisition Proposal, or itemize such confidential information to the extent same has previously been given or made available to Parent. In addition, the Company hereby agrees that it will take the necessary steps promptly to inform each Person making an Acquisition Proposal of the obligations undertaken in this Section 7.1.

   (b) Nothing contained herein shall prohibit the Company (i) from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act or (ii) from making any disclosure to its stockholders if, in the good faith judgment of the Board of Directors of the Company, or its Special Committee, after consultation with independent outside counsel, failure to so disclose could constitute a violation of the fiduciary duties of the Board of Directors, or its Special Committee, under applicable Law.

   (c) Neither the Board of Directors of the Company nor its Special Committee thereof shall, except as expressly permitted by Section 7.1(a) and this Section 7.1(c), (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Parent or Acquisition Sub, the approval or recommendation by such Board of Directors or its Special Committee of the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal. Notwithstanding the foregoing, in the event that prior to the adoption of this Agreement by the holders of the Company's Common Stock, the Board of Directors of the Company, or its Special Committee, determines in good faith, after it has received a Superior Proposal (as defined below) and after consultation with independent outside counsel that the failure to do so could constitute a violation of fiduciary duties of the Company's Board of Directors, or its Special Committee, under applicable Law, the Board of Directors of the Company, or its Special Committee, may (subject to this and the following sentences) inform Company stockholders that it no longer believes that the Merger or this Agreement is advisable and no longer recommends approval (a "Subsequent Determination"), but only at a time that is after the fifth business day following Parent's receipt of written notice advising Parent that the Board of Directors of the Company, or its Special Committee, has received a Superior Proposal specifying the material terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal, and stating that it intends to make a Subsequent Determination. After providing such notice, the Company shall provide a reasonable opportunity to Parent to make such adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with its recommendation to stockholders without making a Subsequent

Determination; provided however, that any such adjustments shall be at the discretion of the parties at such time. Notwithstanding any other provision of this Agreement, the Company shall submit this Agreement to its stockholders whether or not the Board of Directors of the Company, or its Special Committee, makes a Subsequent Determination, unless Parent has terminated this Agreement pursuant to an applicable provision of Section 9.1.

   (d) The Company agrees that it will take the necessary steps promptly to inform its Representatives of the obligations undertaken in this Section 7.1. The Company shall, and shall cause its Subsidiaries to, immediately cease and cause to be terminated, and use its reasonable best efforts to cause its Representatives to, immediately cease and cause to be terminated, all discussions and negotiations, if any, that have taken place prior to the date hereof with any Persons with respect to any Acquisition Proposal and shall request the return or destruction of all confidential information provided to any such Person. For purposes of this Agreement, "Acquisition Proposal" means any written offer or proposal for, or any indication of interest in, any (i) direct or indirect acquisition or purchase of a business or asset of the Company or any of its Subsidiaries that constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole; (ii) direct or indirect acquisition or purchase of 20% or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole; (iii) tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of any class of equity securities of the Company, or any of its Subsidiaries whose business constitutes 20% or more the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole; or (iv) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries whose business constitutes 20% or more of the net revenue, net income or assets of the Company and its Subsidiaries, taken as a whole, other than the transactions contemplated hereby. For purposes of this Agreement, "Superior Proposal" means any bona fide written Acquisition Proposal obtained not in breach of this Section 7.1 made by a Person the terms of which Acquisition Proposal the Board of Directors of the Company, or its Special Committee, determines in its good faith judgment (after consultation with the Company Financial Advisor, or another financial advisor of nationally recognized reputation) to be more favorable (other than in immaterial respects) to the Company's stockholders than the Merger taking into account all relevant factors (including (x) whether, in the good faith judgment of the Board of Directors of the Company, or its Special Committee, after obtaining advice from the Company Financial Advisor, or another financial advisor of nationally recognized reputation, the Person is reasonably able to finance the transaction, (y) the likelihood that such Acquisition Proposal will be consummated and (z) any proposed changes to this Agreement that may be proposed by Parent in response to the Acquisition Proposal).

   Section 7.2 Form S-4; Proxy Materials.

   (a) As promptly as practicable after the execution of this Agreement, (i) the Company shall prepare and shall cause to be filed with the SEC a proxy statement (together with any amendments thereof or supplements thereto, the "Proxy Statement/Prospectus") relating to the meeting of the Company's stockholders to be held to consider approval and adoption of this Agreement (the "Stockholders' Meeting") and (ii) Parent shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the "Form S-4") in which the Proxy Statement/Prospectus shall be included as a prospectus, in connection with the registration under the Securities Act of the Parent Shares to be issued to the stockholders of the Company pursuant to the Merger. Each of Parent and the Company shall use all reasonable efforts to cause the Form S-4 to become effective at such time as they shall agree, and, prior to the effective date of the Form S-4, Parent shall use all reasonable efforts to take all or any action required under any applicable federal or state securities Laws in connection with the issuance of Parent Shares pursuant to the Merger. Each of Parent and the Company shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Proxy Statement/Prospectus and the Form S-4. As promptly as practicable after the Form S-4 shall have become effective, the Company shall mail the Proxy Statement/Prospectus to its stockholders. Each of Parent and the Company shall also promptly file, use all of their respective reasonable efforts to cause to become effective as promptly as practicable and, if required, mail to the Company's stockholders, any amendment to the Form S-4 or Proxy Statement/Prospectus which may become necessary after the date the Registration Statement is declared effective.

   (b) No amendment or supplement to the Proxy Statement/Prospectus or the Form S-4 will be made by Parent or the Company without the approval of the other party, which shall not be unreasonably withheld or delayed. Each of Parent and the Company will advise the other, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information.

   Section 7.3 Stockholders' Meetings.

   (a) The Company shall call the Stockholders' Meeting, for the purpose of voting upon the adoption of this Agreement, and the Company shall hold the Stockholders' Meeting as soon as practicable after the date on which the Form S-4 becomes effective. Subject to the terms of this Agreement, the Company shall solicit from its stockholders proxies in favor of the adoption of this Agreement, and shall take all other action reasonably necessary or advisable to secure the vote of its stockholders, required by the AMEX or the DGCL, as applicable, and to obtain approval by its stockholders of the transactions contemplated hereby (the "Company Stockholder Approval").

   (b) Subject to the terms of this Agreement, the Board of Directors of the Company shall recommend approval and adoption of this Agreement and the Merger by the Company's stockholders.

   Section 7.4 Appropriate Action; Consents; Filings.

   (a) Each of the parties hereto shall promptly make its respective filings, and thereafter make any other required submissions under the HSR Act with respect to the transactions contemplated herein. The parties hereto will use their respective commercially reasonable efforts to consummate and make effective the transactions contemplated hereby and to cause the conditions to the Merger set forth in Article VIII to be satisfied, and will do so in a manner designed to obtain such regulatory clearance and the satisfaction of such conditions as expeditiously as possible.

   (b) Each of Parent and the Company shall, or shall cause its respective Subsidiaries to, give any notices to third parties, and each of Parent and the Company shall, and shall cause each of its Subsidiaries to, use its respective commercially reasonable efforts to obtain any third party consents, necessary, proper or advisable to consummate the Merger. Each of the parties hereto will furnish to the other such reasonably necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Entity, including promptly informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Entity, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Entity with respect to this Agreement.

   Section 7.5 Access to Information; Confidentiality.

   (a) From the date hereof to the Effective Time, to the extent permitted by applicable Law and Contracts to which the Company is party thereto, the Company and its Subsidiaries will (i) provide to Parent and its Representatives access during normal business hours to all offices, properties, personnel, books and records, information and documents which Parent may reasonably request regarding the business, assets, liabilities, employees and other aspects of the Company and its Subsidiaries and (ii) instruct the Company's and its Subsidiaries' employees, counsel and financial advisors to cooperate with Parent in its investigation of the business of the Company and its Subsidiaries; provided, however, that the Company shall not be required to provide access to any information or documents which would breach any agreement with any third-party.

   (b) The parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement dated January 24, 2001 (the "Confidentiality Agreement") between Parent and the Company.

   (c) No investigation pursuant to this Section 7.5 shall affect any representation or warranty contained herein of any party hereto or any condition to the obligations of the parties hereto.

   Section 7.6 Directors' and Officers' Indemnification and Insurance.

   (a) The certificate of incorporation and by-laws of the Surviving Corporation shall contain the provisions with respect to indemnification set forth in the Company Certificate of Incorporation and the Company By-laws on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were officers, directors or employees of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated hereby), unless such modification is required by law.

   (b) The Surviving Corporation shall maintain in effect for six (6) years from the Effective Time directors' and officers' liability insurance covering those Persons who are currently covered by the Company's directors' and officers' liability insurance policy on terms comparable to such existing insurance coverage; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 7.6(b) more than an amount per year equal to 150% of current annual premiums paid by the Company for such insurance and; provided, further, that if the annual premiums exceed such amount, Parent shall be obligated to obtain a policy with the greatest coverage available for an annual cost not exceeding such amount. In lieu of the foregoing, the Surviving Corporation shall pay at or prior to the Closing for tail insurance coverage for said directors and officers for said six (6) year period if such coverage is available and on the terms and at the costs specified in Section 7.6(b) of the Company Disclosure Schedule.

   (c) In addition to the other rights provided for in this Section 7.6 and not in limitation thereof (but without in any way limiting or modifying the obligations of any insurance carrier contemplated by Section 7.6(b)), Parent shall honor all indemnification obligations under the Company Certificate of Incorporation, the Company By-laws and any indemnification agreements between the Company and any Person (all copies of which have been previously provided to Parent) as same exist, if at all, as of the date hereof.

   Section 7.7 Notification of Certain Matters. The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (i) the occurrence, or nonoccurrence, of any event the occurrence, or nonoccurrence, of which would be likely to cause any representation or warranty contained herein to be untrue or inaccurate in any material respect at or prior to the Effective Date and (ii) any material failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.7 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

   Section 7.8 Tax Treatment. The Agreement is intended to constitute a "plan of reorganization" within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. Neither the Company nor Parent nor their Affiliates shall directly or indirectly (without the consent of the other) knowingly take any action, that would be reasonably likely to jeopardize the intended Tax treatment of the transactions contemplated hereby. Letters whereby the Company and Parent have made certain representations concerning their respective actions and future intentions are incorporated by reference and attached hereto as Exhibit B and Exhibit C, respectively.

   Section 7.9 Stock Exchange Listing. Parent shall as promptly as reasonably practicable prepare and submit to the NYSE a listing application covering the Parent Shares to be issued in the Merger and the Parent Shares underlying Company Options and Company Warrants outstanding immediately prior to the Effective Time and shall use its reasonable best efforts to cause such shares to be approved for listing on the NYSE prior to the Effective Time.

   Section 7.10 Public Announcements. Each of Parent and the Company shall consult with the other before issuing any press release or otherwise making any public statements with respect to this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or any listing agreement with the NYSE and the AMEX to which Parent or the Company is a party.

   Section 7.11 Affiliates of the Company. The Company hereby agrees that prior to the date of the Stockholders' Meeting, the Company will deliver to Parent a letter identifying all Persons who may be deemed Affiliates of the Company under Rule 145 of the Securities Act, including all directors and executive officers of the Company, and the Company hereby agrees to advise the Persons identified in such letter of the resale restrictions imposed by applicable securities laws. The Company shall use its reasonable efforts to obtain as soon as practicable after the Company's delivery of such letter from each Person identified in such letter a written agreement, substantially in the form of Exhibit D.

   Section 7.12 Employee Matters.

   (a) During the one-year period commencing on the Effective Date, Parent shall, or shall cause the Surviving Corporation to, provide to employees and former employees of the Company and any of its Subsidiaries ("Company Employees") employee benefits that, in the aggregate, are substantially comparable to the benefits being provided to Company Employees as of the date hereof under the Company Benefit Plans.

   (b) Parent and Acquisition Sub specifically agree to honor the change of control, severance and bonus provisions for certain employees of the Company, as further referenced in Section 7.12(b) of the Company Disclosure Schedule.

   (c) In addition, Parent agrees to cause the Surviving Corporation to honor, following the Effective Time, the Company Benefit Plans as set forth in Section 7.12(e).

   (d) Except to the extent necessary to avoid duplication of benefits, Parent will, or will cause the Surviving Corporation to, give Company Employees full credit for purposes of eligibility and vesting (but not for purposes of benefit accrual) under any employee benefit plans or arrangements maintained by Parent, the Surviving Corporation or any Subsidiary of Parent in which such employees are eligible to participate for such employees' service with the Company to the same extent recognized by the Company immediately prior to the Effective Time. Parent will, or will cause the Surviving Corporation to (i) waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to Company Employees under any welfare plan that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any welfare plan maintained for the Company Employees immediately prior to the Effective Time, and (ii) provide each Company Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time.

   (e) Without limiting the generality of Section 7.12(a), the Surviving Corporation shall, or shall cause its Subsidiaries to, honor, in accordance with the terms of the Company Benefit Plans, and shall, or shall cause its Subsidiaries to, make required payments when due under, all Company Benefit Plans maintained or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party (including employment, incentive and severance agreements and arrangements), that are applicable with respect to any Company Employee or any director of the Company or any of its Subsidiaries (whether current, former or retired) or their beneficiaries; provided, however, that the foregoing shall not preclude the Surviving Corporation or any of its Subsidiaries from amending or terminating any Company Benefit Plan in accordance with its terms.

   Section 7.13 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or

Acquisition Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Acquisition Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

   Section 7.14 Letters of the Company's Accountants. The Company shall use commercially reasonable efforts to cause to be delivered to Parent two "comfort" letters in customary form from Arthur Andersen LLP, the Company's independent public accountants, the first of which shall be dated a date within two business days before the date on which the Form S-4 shall become effective and the second of which letter shall be dated a date within two business days before the Closing Date, each of which shall be addressed to Parent.

   Section 7.15 Consulting Agreement. Parent and Sullivan will enter into a consulting agreement, dated as of the Closing Date (the "Consulting Agreement"), substantially in the form of Exhibit E hereto.

   Section 7.16 Non-Competition Agreement. Sullivan will enter into a non-competition agreement, dated as of the Closing Date (the "Non-Competition Agreement"), in favor of Parent, the Surviving Corporation and their respective successors, substantially in the form of Exhibit F hereto.

                                  ARTICLE VIII

                            CONDITIONS TO THE MERGER

   Section 8.1 Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Acquisition Sub to consummate the transactions contemplated hereby are subject to the satisfaction (or, if permissible, waiver by the party for whose benefit such conditions exist) of the following conditions:

     (a) this Agreement shall have been adopted by the affirmative vote of the holders of a majority of the outstanding stock of the Company entitled to vote thereon at the Stockholders' Meeting, or at any adjournment or postponement thereof, in accordance with the DGCL;

     (b) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated;

     (c) no Governmental Entity or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, executive order or Order which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger;

     (d) the Form S-4 shall have been declared effective, and no stop order suspending the effectiveness of the Form S-4 shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC;

     (e) all authorizations, consents, waivers, orders or approvals for the Merger required to be obtained, and all other filings, notices or declarations required to be made, by Parent and the Company prior to the consummation of the Merger and the transactions contemplated hereunder, shall have been obtained from, and made with, all required Governmental Entities, except for such authorizations, consents, waivers, orders, approvals, filings, notices or declarations the failure to obtain or make which would not have a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable, or after the Effective Time, a material adverse effect on the Surviving Corporation; and

     (f) the Parent Shares issuable to the Company's stockholders in the Merger and to holders of Company Options and Company Warrants outstanding immediately prior to the Effective Time shall have been authorized for listing on the NYSE, upon official notice of issuance.

   Section 8.2 Conditions to the Obligations of Parent and Acquisition Sub. The obligations of Parent and Acquisition Sub to consummate the transactions contemplated hereby are subject to the satisfaction or waiver by Parent of the following further conditions:

     (a) each of the representations and warranties of the Company contained herein shall be true and correct in all material respects, in each case as of the Effective Time as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case, as of such date); provided that the representations and warranties set forth in Sections 4.3, 4.4 and 4.23 shall be true and correct in all respects;

     (b) the Company shall have performed or complied in all material respects with all agreements and covenants required hereby to be performed or complied with by it on or prior to the Effective Time;

     (c) Parent shall have received a written opinion of Skadden, Arps, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon the receipt of customary representation letters from each of Parent, Acquisition Sub and the Company, all of which are consistent with the state of facts existing as of the Effective Time, and such facts, representations and assumptions as are set forth in such opinion. Each of the customary representation letters of the Company, Acquisition Sub and Parent shall include the representations substantially identical to those agreed upon concurrently herewith by the Company, Parent and Acquisition Sub, as set forth in Exhibit B hereto, and shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect; and

     (d) the Company shall have furnished Parent with a certificate dated the Closing Date signed on behalf of the Company by its President or any Vice President to the effect that the conditions set forth in Section 8.2(a) and
  (b) have been satisfied.

   Section 8.3 Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated hereby are subject to the satisfaction or waiver by the Company of the following further conditions:

     (a) each of the representations and warranties of Parent and Acquisition Sub contained herein shall be true and correct in all material respects, in each case as of the Effective Time as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case, as of such date); provided, that the representations and warranties set forth in Sections 5.3 and 5.4 shall be true and correct in all respects;

     (b) Parent and Acquisition Sub shall have performed or complied in all material respects with all agreements and covenants required hereby to be performed or complied with by it on or prior to the Effective Time; and

     (c) the Company shall have received a written opinion of Sills Cummis, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon the receipt of customary representation letters from each of Parent, Acquisition Sub and the Company, all of which are consistent with the state of facts existing as of the Effective Time, and such facts, representations and assumptions as are set forth in such opinion. Each of the customary representation letters of the Company, Acquisition Sub and Parent shall include the representations substantially identical to those agreed upon concurrently herewith by the Company, Parent and Acquisition Sub, as set forth in Exhibit C hereto, and shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect; and

     (d) Parent and Acquisition Sub shall have furnished the Company with a certificate dated the Closing Date signed on behalf of Parent, or Acquisition Sub as applicable, by its President or any Vice President to the effect that the conditions set forth in Section 8.3(a) and (b) have been satisfied.

                                   ARTICLE IX

                       TERMINATION, AMENDMENT AND WAIVER

   Section 9.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement, as follows:

     (a) by mutual written consent of Parent and the Company;

     (b) by Parent, if the Voting Agreement is not executed within one business day following the execution of this Agreement;

     (c) by either Parent or the Company, if the Merger shall not have occurred on or before October 31, 2001 (the "Termination Date"); provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to any party whose willful and material breach of this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or prior to such date;

     (d) by Parent, if there is a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement that if not cured, would cause a condition set forth in Section 8.2(a) or
  (b) not to be satisfied as of the Termination Date; provided that such breach is (i) incapable of being cured as of the Termination Date or (ii) capable of being cured (so as to satisfy the conditions set forth in Section 8.2(a) and (b)) as of the Termination Date, but the Company shall not have cured such breach within twenty (20) business days after written notice thereof shall have been received by the Company;

     (e) by the Company, if there is a breach by Parent of any representation, warranty, covenant or agreement contained in this Agreement that if not cured, would cause a condition set forth in Section 8.3(a) or
  (b) not to be satisfied as of the Termination Date; provided that such breach is (i) incapable of being cured as of the Termination Date or (ii) capable of being cured (so as to satisfy the conditions set forth in Section 8.3(a) and (b)) as of the Termination Date, but Parent shall not have cured such breach within twenty (20) business days after written notice thereof shall have been received by Parent;

     (f) by either Parent or the Company, if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby, and such order, decree, ruling or other action shall have become final and nonappealable;

     (g) by Parent, if (i) the Board of Directors of the Company shall have failed to recommend or shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of this Agreement or the transactions contemplated hereby, whether or not permitted by the terms hereof, or shall have failed to call the Stockholders' Meeting in accordance with Section 7.3; (ii) the Board of Directors of the Company or the Special Committee shall have recommended to the stockholders of the Company a Superior Proposal; (iii) an Acquisition Proposal other than the Merger shall have been announced or otherwise become publicly known and the Board of Directors of the Company shall have failed to recommend against acceptance of such Acquisition Proposal by the Company's stockholders within ten (10) business days of its receipt; (iv) the Board of Directors of the Company shall have resolved to do any of the foregoing; (v) the Voting Agreement shall have been terminated pursuant to Section 6(ii) thereof or (vi) the Company shall have entered into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal;

     (h) by the Company, if (i) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement, attaching the most current version of such agreement (or a description of all material terms and conditions thereof) to such notice and (ii) Parent does not make, within five (5) business days of receipt of the Company's written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the Board of Directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable to the shareholders of the Company as the Superior Proposal, it being understood that the Company shall not enter into any such binding agreement during such five business day period; or

     (i) by either Parent or the Company, if the approval of the transactions contemplated hereby by the stockholders of the Company required for the consummation of the Merger as set forth in Section 8.1(a) shall not have been obtained by reason of the failure to obtain such required vote at a duly held Stockholders' Meeting or at any adjournment or postponement thereof.

   Section 9.2 Effect of Termination. Subject to Section 9.5, in the event of termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of Parent, Acquisition Sub or the Company or any of their respective officers or directors and all rights and obligations of each party hereto shall cease; provided, however, that nothing herein shall relieve any party from liability for fraud or a willful and material breach of any of its representations, warranties, covenants or agreements set forth herein.

   Section 9.3 Amendment. This Agreement may be amended by mutual agreement of the parties hereto by action taken at any time prior to the Effective Time; provided, however, that, after the approval and adoption of this Agreement by the stockholders of the Company, there shall not be any amendment that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

   Section 9.4 Waiver. At any time prior to the Effective Time, any party (to the extent the party has authority under Law to do so) hereto may (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) subject to the proviso of Section 9.3, waive compliance with any agreement or condition contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

   Section 9.5 Expenses.

   (a) Except as set forth in this Section 9.5, all expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger or any other transaction is consummated; it being expressly understood and agreed that if the transactions contemplated hereby take place and the Merger takes effect, the expenses incurred by the Company will be borne by the Company and shall not be deducted from the Merger Consideration or otherwise imposed directly upon the Company's stockholders. While bearing their own legal, accountant, investment banker, consultant and expert fees, the Company and Parent each shall pay one-half of all expenses relating to (i) printing, filing and mailing the Form S-4 and the Proxy Statement/Prospectus and all SEC and other regulatory filing fees incurred in connection with the Form S-4, the Proxy Statement/Prospectus and (ii) any filing with antitrust authorities; provided, however, that Parent shall pay all Expenses relating to the Exchange Agent.

   (b) The Company shall pay to Parent an amount equal to two million dollars ($2,000,000) in any case as described in clause (i), (ii) or (iii) below (each such case of termination being referred to as a Trigger Event) (by wire transfer of immediately available funds five (5) days after termination of this Agreement pursuant to Section 9.1(g) by Parent, or concurrently with termination of this Agreement if terminated by the Company under the provisions of Section 9.1(h), or concurrently with the execution of the definitive agreement under the circumstances set forth in Section 9.5(b)(iii) below), if:

     (i) the Company shall terminate this Agreement pursuant to Section
  9.1(h);

     (ii) Parent shall terminate this Agreement pursuant to Section 9.1(g);
  or

     (iii) either the Company or Parent shall terminate this Agreement pursuant to Section 9.1(i) in circumstances where the Company Stockholder Approval has not been obtained and prior to the Stockholders' Meeting an Acquisition Proposal is made by any Person and the Company enters into a definitive agreement for or with respect to an Acquisition Proposal within twelve (12) months after termination of this Agreement.

                                   ARTICLE X

                               GENERAL PROVISIONS

   Section 10.1 Non-Survival of Representations and Warranties. The representations, warranties, covenants and agreements contained herein and in any certificate delivered pursuant hereto by any Person shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 9.1, as the case may be, except that this Section 10.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Sections 2.7(a), 2.7(b), 2.8(a), 7.5(b), 7.6, 7.8, 7.9, 7.12 and 7.13.

   Section 10.2 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by facsimile (with a confirmatory copy sent by overnight courier), by overnight courier service or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.2):

  if to Parent or Acquisition Sub:

    Deere & Company
    One John Deere Place
    Moline, Illinois 61265
    Telecopier No.: (309) 765-5892
    Attention: General Counsel

  with a copy to:

    Skadden, Arps, Slate, Meagher & Flom LLP
    Four Times Square
    New York, New York 10036-6522
    Telecopier No.: (212) 735-2000
    Attention: David J. Friedman

  if to the Company:

    Richton International Corporation
    767 Fifth Avenue
    New York, New York 10153
    Telecopier No.: (212) 751-0397
    Attention: Fred R. Sullivan

  with a copy to:

    Sills Cummis Radin Tischman Epstein & Gross
    One Riverfront Plaza
    Newark, New Jersey 07102
    Telecopier No.: (973) 643-6500
    Attention: Victor H. Boyajian

   Section 10.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

   Section 10.4 Entire Agreement. This Agreement (including the Exhibits, the Company Disclosure Schedule and the Parent Disclosure Schedule which are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein), the Voting Agreement, the Consulting Agreement and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

   Section 10.5 Assignment. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that, except as provided herein, no party may assign, delegate or otherwise transfer any of its rights or obligations hereunder, in whole or in part, by operation of law or otherwise by any of the parties, without the consent of the other parties hereto.

   Section 10.6 Parties in Interest. Except as otherwise provided in this
Section 10.6, this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing herein, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Sections 2.7(a), 2.7(b), 2.8(a), 7.6 and 7.12(b) (which are intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

   Section 10.7 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

   Section 10.8 Governing Law. This Agreement shall be governed by, and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

   Section 10.9 Consent to Jurisdiction.

   (a) Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware and the United States District Court for the State of Delaware, for the purpose of any action or proceeding arising out of or relating to this Agreement and each of the parties hereto hereby irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any Delaware state or federal court. Each of the parties hereto hereby agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

   (b) Each of the parties hereto hereby irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated hereby, on behalf of itself or its property, by personal delivery of copies of such process to such party. Nothing in this Section 10.9 shall affect the right of any party to serve legal process in any other manner permitted by law.

   Section 10.10 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

   Section 10.11 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

   IN WITNESS WHEREOF, each of the Company, Parent and Acquisition Sub has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                          Richton International Corporation

                                          By:       /s/ Fred R. Sullivan
                                             ----------------------------------
                                             Name: Fred R. Sullivan
                                             Title:  Chief Executive Officer

                                          Deere & Company

                                          By:       /s/ John J. Jenkins
                                             ----------------------------------
                                             Name: John J. Jenkins
                                             Title:  President, Commercial and
                                                     Consumer Equipment
                                                     Division

                                          Green Mergersub, Inc.

                                          By:       /s/ John J. Jenkins
                                             ----------------------------------
                                             Name: John J. Jenkins
                                             Title:  Vice President

                                                                       EXHIBIT A

                            FORM OF VOTING AGREEMENT

   VOTING AGREEMENT (this "Agreement"), dated as of May 30, 2001, by and among DEERE & COMPANY, a Delaware corporation ("Parent"), GREEN MERGERSUB, INC., a Delaware corporation and a newly-formed, wholly-owned subsidiary of Parent ("Acquisition Sub"), and the stockholders listed on Schedule I hereto (each, a "Stockholder").

                                  WITNESSETH:

   WHEREAS, prior to the execution and delivery of this Agreement, an Agreement and Plan of Merger (as such agreement may be amended from time to time, the "Merger Agreement") has been entered into by and among Parent, Acquisition Sub and Roof, a Delaware corporation (the "Company"), pursuant to which the Company has agreed to merge with and into Acquisition Sub, with Acquisition Sub continuing as the surviving corporation (the "Merger"); and

   WHEREAS, as a condition to, and in consideration for, Parent's and Acquisition Sub's willingness to enter into the Merger Agreement and to consummate the transactions contemplated thereby, Parent and Acquisition Sub have required that the Stockholder enter into this Agreement.

   NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

   Section 1. Definitions. For purposes of this Agreement:

     "Company Securities" means the Company's common stock, par value $0.10 per share.

     "Stockholder Shares" means (i) the Existing Securities (as defined in
  Section 5(a)(i) hereof) set forth on Schedule I hereto, (ii) any shares of Company Securities distributed prior to the termination of this Agreement in respect of the Stockholder's Shares by reason of a stock dividend, split-up, recapitalization, reclassification, combination, merger, exchange of shares or otherwise and (iii) any other shares of the Company Securities of which the Stockholder acquires ownership, either directly or indirectly, after the date hereof and prior to the Effective Time.

   Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

   Section 2. Agreement to Vote Shares. Until the termination of this Agreement in accordance with the terms hereof, the Stockholder shall, at any meeting of the holders of any class of Company Securities, however such meeting is called and regardless of whether such meeting is a special or annual meeting of the stockholders of the Company, or at any adjournment thereof, or in connection with any written consent of the stockholders of the Company, vote, or cause to be voted, the Stockholder Shares, (a) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof and
(b) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company; (ii) any sale, lease or transfer of a material amount of assets of the Company or any reorganization, recapitalization, dissolution or liquidation of the Company or (iii) (W) any change in the majority of the board of directors of the Company; (X) any material change in the present capitalization of the Company or any amendment of the certificate of incorporation or similar governing document of the Company; (Y) any other material change in the corporate structure or business of the Company; or (Z) any other action, which, in the case of each of the matters referred to in clauses (W), (X) and (Y) above, is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the contemplated economic benefits to Parent or Acquisition Sub of the Merger or the transactions contemplated hereby or by the Merger Agreement.

   Section 3. Revocation of Proxies; Reliance.

   (a) The Stockholder hereby represents that any proxies heretofore given in respect of the Stockholder Shares are not irrevocable, and that any such proxies are hereby revoked.

   (b) The Stockholder understands and acknowledges that Parent and Acquisition Sub have entered into the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement. The Stockholder hereby affirms that this Agreement is given in connection with the execution of the Merger Agreement and agrees to the duties of the Stockholder under this Agreement.

   Section 4. Covenants of the Stockholder. The Stockholder hereby agrees and covenants that:

     (a) Restriction on Transfers. Except as may otherwise be agreed to by Parent in writing, the Stockholder shall not (i) transfer (which term shall include, without limitation, any sale, gift, pledge, hypothecation or other disposition), or consent to any transfer of, any or all of the Stockholder Shares, or any interest therein if such transfer would result in the Stockholder no longer having the power to vote, or cause to be voted, the Stockholder Shares or (ii) enter into any contract, option or other agreement or understanding with respect to any such transfer of any or all of the Stockholder Shares, or any interest therein.

     (b) Restrictions on Proxies and Voting Arrangements. Except as otherwise provided herein, the Stockholder shall not (i) grant any proxy, power-of-attorney or other authorization in or with respect to the Stockholder Shares or (ii) deposit any of the Stockholder Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Stockholder Shares.

     (c) Stop Transfer. The Stockholder shall not request that the Company register any transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Stockholder's Existing Securities (as defined in Section 5(a)(i) hereof), unless such transfer is made in compliance with this Agreement.

     (d) Waiver of Appraisal Rights. The Stockholder hereby irrevocably and unconditionally waives, and agrees to prevent the exercise of, any rights of appraisal or rights to dissent in connection with the Merger that the Stockholder may directly or indirectly have.

     (e) No Inconsistent Arrangements. The Stockholder shall not take any other action that would in any way restrict, limit or interfere with the performance of any of the Stockholder's obligations hereunder or the transactions contemplated hereby or by the Merger Agreement.

   Section 5. Representations and Warranties.

   (a) The Stockholder hereby represents and warrants to Parent and Acquisition Sub as follows:

     (i) Ownership of Securities. On the date hereof, the Stockholder owns, directly or indirectly, or has the power to direct the voting of, the Company Securities set forth next to the Stockholder's name on Schedule I hereto (the "Existing Securities"), and the Existing Securities are owned of record by the Stockholder or certain of the Stockholder's subsidiaries or nominees (collectively, the "Record Holders"). On the date hereof, the Existing Securities constitute all of the shares of voting capital stock of the Company owned of record or otherwise by the Stockholder or as to which the Stockholder has the power to direct the voting of the shares (except for the Stockholder's power as trustee to direct voting of the shares held by the Franc M. Ricciardi Residuary Trust, which shares are not part of or subject to this

  Agreement). Each Record Holder has sole voting power and sole power to issue instructions with respect to the matters set forth in Section 2 hereof, sole power of disposition, sole power of conversion, sole power (if any) to demand appraisal rights and sole power to agree to all of each of the matters set forth in this Agreement, in each case with respect to all of each such Record Holder's Existing Securities with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement. In the event of any dividend or distribution, or any change in the capital structure of the Company by reason of any non-cash dividend, split-up, recapitalization, combination, exchange of securities or the like, the term "Existing Securities" shall refer to and include the Existing Securities as well as all such dividends and distributions of securities and any securities into which or for which any or all of the Existing Securities may be changed, exchanged or converted.

     (ii) Power; Binding Agreement. The Stockholder has the power (or, if applicable, corporate power) and authority to enter into and perform all of the Stockholder's obligations hereunder. The execution, delivery and performance of this Agreement by the Stockholder will not violate any other agreement to which the Stockholder is a party including, without limitation, any voting agreement, proxy arrangement, pledge agreement, stockholders agreement, voting trust or trust agreement. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, moratorium, or other similar laws, now or hereafter in effect, affecting creditors= rights generally and (B) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is a trustee whose consent is required for the execution and delivery of this Agreement or the compliance by the Stockholder with the terms hereof.

     (iii) No Conflicts. The Stockholder will comply with applicable provisions of the Exchange Act and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. None of the execution and delivery of this Agreement by the Stockholder, the consummation by the Stockholder of the transactions contemplated hereby or compliance by the Stockholder with any of the provisions hereof shall (A) conflict with, or result in any breach of, any organizational documents applicable to the Stockholder, (B) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which the Stockholder is a party or by which the Stockholder or any of the Stockholder's properties or assets may be bound, or (C) violate any order, writ, injunction, decree, judgment, order, statute, arbitration award, rule or regulation applicable to the Stockholder or any of the Stockholder's properties or assets.

     (iv) No Liens. Except as established hereby, the Existing Securities are now and, at all times during the term hereof, will be held by the Stockholder, or by a nominee or custodian for the benefit of the Stockholder, free and clear of all Liens, proxies, voting trusts or agreements, understandings or arrangements whatsoever.

     (v) No Solicitation. Subject to the terms of this Agreement, the Stockholder hereby agrees, in the Stockholder's capacity as a stockholder of the Company, that neither the Stockholder nor any of the Stockholder's subsidiaries, if applicable, shall (and the Stockholder shall use its best efforts to cause the Stockholder's officers, directors, employees, investment bankers, consultants, attorneys, accountants, agents, advisors or representatives not to), directly or indirectly, take any action to solicit, initiate, encourage, facilitate, participate in or initiate discussions or negotiations with, or provide any information to, any Person (other than Parent, Acquisition Sub or any of their affiliates or representatives) concerning any Acquisition Proposal. Notwithstanding the foregoing, the parties hereto acknowledge and agree that: (A) the Company's Board of Directors has appointed an independent special committee (the "Special

  Committee") to consider the Merger Agreement and any unsolicited Acquisition Proposal made subsequent to the date hereof to the Company; (B) the Stockholder is not a member of the Special Committee; (C) the Stockholder may, as an officer, director and employee of the Company, be obliged to answer questions and provide information about the Company and its operations to unsolicited parties making an Acquisition Proposal, (D) nothing contained in this Section 5(a)(v) shall restrict any officer, director or employee of the Company or the Company's subsidiaries, if applicable, from taking any action in his or her capacity as a director, officer or employee of the Company which is permitted to be taken pursuant to Section 7.1 of the Merger Agreement, and (E) this Agreement including, but not limited to, all obligations arising hereunder, will terminate immediately if (1) the Special Committee determines that another Acquisition Proposal is a Superior Proposal pursuant to Section 7.1 of the Merger Agreement, (2) the Company provides notice of a Subsequent Determination to Parent under Section 7.1(c) of the Merger Agreement, (3) Parent does not amend its offer such that the Special Committee does not proceed with the Subsequent Determination and (4) in fact, the Special Committee recommends acceptance of the Superior Proposal to the Company's stockholders pursuant to the provisions of Section 7.1(c) of the Merger Agreement.

   (b) Parent and Acquisition Sub jointly and severally hereby represent and warrant to the Stockholder as follows:

     (i) Power: Binding Agreement. Each of Parent and Acquisition Sub has the corporate power and authority to enter into and perform all of its obligations under this Agreement. This Agreement has been duly and validly executed and delivered by each of Parent and Acquisition Sub and constitutes a valid and binding agreement of each of Parent and Acquisition Sub, enforceable against each of them in accordance with its terms, except as the enforceability thereof may be limited by (a) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect that affect the enforcement of creditors rights generally or (b) general principles of equity, whether considered in a proceeding at law or in equity.

   Section 6. Termination. This Agreement and the covenants, representations, warranties, and agreements contained herein shall terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with the terms thereof, (ii) termination pursuant to Section 5(a)(v)(E) of this Agreement, or (iii) the consummation of the transactions contemplated by the Merger Agreement. Upon any termination of this Agreement, this Agreement shall thereupon become void and of no further force and effect, and there shall be no liability in respect of this Agreement or of any transactions contemplated hereby or by the Merger Agreement on the part of any party hereto or any of its directors, officers, partners, stockholders, employees, agents, advisors, representatives or affiliates; provided, however, that nothing herein shall relieve any party from any liability for such party's willful breach of this Agreement prior to termination.

   Section 7. Miscellaneous.

   (a) Non-Survival of Representations and Warranties. The representations, warranties, covenants and agreements contained herein and in any certificate delivered pursuant hereto by any Person shall terminate at the Effective Time or upon the termination of the Merger Agreement pursuant to Section 9.1 thereof, as the case may be, except that this Section 7(a) shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 7(k).

   (b) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by facsimile (with a confirmatory copy sent by overnight courier), by overnight courier service or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7(b)):

   if to Parent or Acquisition Sub:

    Deere & Company
    One John Deere Place
    Moline, Illinois 61265
    Telecopier No.: (309) 765-5892
    Attention: General Counsel

   with a copy to:

    Skadden, Arps, Slate, Meagher & Flom LLP
    Four Times Square
    New York, New York 10036-6522
    Telecopier No.: (212) 735-2000
    Attention: David J. Friedman

if to the Stockholder, to Stockholder and counsel as stated on Schedule II hereto.

   (c) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

   (d) Entire Agreement. This Agreement, the Merger Agreement, and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

   (e) Assignment. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that, except as provided herein, no party may assign, delegate or otherwise transfer any of its rights or obligations hereunder, in whole or in part, by operation of law or otherwise by any of the parties, without the consent of the other parties hereto.

   (f) Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing herein, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

   (g) Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

   (h) Governing Law. This Agreement shall be governed by, and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

   (i) Consent to Jurisdiction.

   (A) Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware and the United States District Court for the State of Delaware, for the purpose of any action or proceeding arising out of or relating to this Agreement and each of the parties hereto hereby irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any Delaware state or federal court. Each of the parties hereto hereby agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

   (B) Each of the parties hereto hereby irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated hereby, on behalf of itself or its property, by personal delivery of copies of such process to such party. Nothing in this Section 7(i) shall affect the right of any party to serve legal process in any other manner permitted by law.

   (j) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

   (k) Further Assurances. From time to time, at the request of Parent or Acquisition Sub, the Stockholder shall execute and deliver to Parent and Acquisition Sub or cause other Record Holders to execute and deliver to Parent and Acquisition Sub such additional letters or instruments to comply with applicable laws and stock exchange rules as Parent or Acquisition Sub may reasonably request in connection with the Stockholder's obligations under this Agreement.

   (l) Descriptive Headings; Interpretation. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

   (m) Amendment, Modification and Waiver. This Agreement may not be amended, modified or waived except by an instrument or instruments in writing signed and delivered on behalf of the party hereto against whom such amendment, modification or waiver is sought to be entered.

   (n) Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

   IN WITNESS WHEREOF, Parent, Acquisition Sub and the Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

                                          Deere & Company

                                          By: _________________________________
                                            Name: John J. Jenkins
                                            Title:President, Commercial and
                                            Consumer
                                                    Equipment Division

                                          Green Mergersub, Inc.

                                          By: _________________________________
                                            Name: John J. Jenkins
                                            Title:President

                                          Fred R. Sullivan

                                          _____________________________________

                                          FRS Capital Company, LLC

                                          By: _________________________________
                                            Name: Fred R. Sullivan
                                            Title:Manager

                                                                      Schedule I

                          List of Existing Securities

                  Stockholders' Holdings of Company Securities

                                                                      Number of
                                                                       Shares
      Registered Holder                                                 Held
      -----------------                                               ---------
      Fred R. Sullivan...............................................   195,000
      FRS Capital Company, LLC....................................... 1,239,274
        Total:....................................................... 1,434,274

                                                                     Schedule II

                                    Notices

      Registered Holder                Notice to:                    With a Copy to:
      -----------------                ----------                    ---------------
   Fred R. Sullivan........ Richton International Corporation Sills Cummis Radin Tischman
                            767 Fifth Avenue                  Epstein & Gross
                            New York, New York 10153          One Riverfront Plaza
                            Telecopier No.: (212) 751-0397    Newark, New Jersey 07102-
                            Attention: Fred R. Sullivan       5400
                                                              Telecopier No.:(973) 643-
                                                              6500
                                                              Attention: Victor H.
                                                              Boyajian

   FRS Capital Company,
    LLC.................... Richton International Corporation Sills Cummis Radin Tischman
                            767 Fifth Avenue                  Epstein & Gross
                            New York, New York 10153          One Riverfront Plaza
                            Telecopier No.: (212) 751-0397    Newark, New Jersey 07102-
                            Attention: Fred R. Sullivan       5400
                                                              Telecopier No.:(973) 643-
                                                              6500
                                                              Attention: Victor H.
                                                              Boyajian

                                                                       EXHIBIT B

                     FORM OF COMPANY REPRESENTATION LETTER

                 [Richton International Corporation Letterhead]

                                                                          , 2001

Sills Cummis Radin Tischman Epstein & Gross, P.A.
1 Riverfront Plaza
Newark, New Jersey 07102

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522

Ladies and Gentlemen:

   In connection with the tax opinions to be delivered by you pursuant to Sections 8.2(c) and 8.3(c) of the Agreement and Plan of Merger (the "Merger Agreement") dated as of May 29, 2001, by and among DEERE & COMPANY ("Parent"), GREEN MERGERSUB, INC. ("Acquisition Sub") and RICHTON INTERNATIONAL CORPORATION (the "Company") and recognizing that you will rely on this letter in delivering such opinions, I certify, as of the date hereof, as follows (any capitalized term used but not defined herein shall have the meaning given to such term in the Merger Agreement):

     1. The facts, representations and covenants relating to the merger (the "Merger") of the Company with and into Acquisition Sub pursuant to the Merger Agreement, as described in the Merger Agreement and the ancillary agreements thereto, and the combined proxy statement/prospectus of the Company and Parent (the "Proxy Statement/Prospectus") which is included in the Registration Statement on Form S-4 (the "Registration Statement") filed with the Securities and Exchange Commission on DATE insofar as such facts pertain to the Company, are true, accurate and complete in all material respects. The Merger will be consummated in accordance with the Merger Agreement and as described in the Proxy Statement/Prospectus, and none of the material terms and conditions therein has been or will be waived or modified.

     2. The aggregate fair market value of the Parent Shares and other consideration received by each Company shareholder will be approximately equal to the fair market value of Common Stock surrendered in exchange therefor, as determined by arm's-length negotiations between the respective managements of the Company and Parent.

     3. To the best knowledge of the management of the Company, there is no plan or intention by holders of Common Stock, to sell, exchange or otherwise transfer ownership (including derivative transactions such as an equity swap which would have the economic effect of a transfer of ownership) to Parent or any person related to Parent, directly or indirectly (including through partnerships or through third parties in connection with a plan to so transfer ownership) of any Parent Shares (other than fractional Parent Shares for which holders of Common Stock receive cash in the Merger) received in the Merger that would reduce the former Company shareholders' ownership of Parent Shares to a number of shares having a value, as of the Effective Time, of less than 50 percent of the value of all of the formerly outstanding Common Stock immediately before the Effective Time. For purposes of this representation, shares of Common Stock exchanged for cash or other property, surrendered by dissenters or exchanged for cash in lieu of fractional shares of Parent Shares will be treated as outstanding Common Stock immediately before the Effective Time. Moreover, (i) any extraordinary distributions made with respect to Common Stock, (ii) shares of Common Stock held by former shareholders of the Company acquired or redeemed by the Company or any corporation related to the Company or (iii) Parent Shares held by former shareholders of the Company acquired or redeemed by Parent or any corporation related to Parent will be considered in making this representation.

   Furthermore, for purposes of this representation, two corporations shall be treated as related to one another if immediately prior to and immediately after the Merger (a) the corporations are members of the same affiliated group (within the meaning of section 1504 of the Code, but determined without regard to the exclusions of section 1504(b) of the Code) or (b) one corporation owns 50% or more of the total combined voting power of all classes of stock of the other corporation that are entitled to vote or 50% or more of the total value of shares of all classes of stock of the other corporation (applying the attribution rules of section 318 of the Code as modified pursuant to section 304(c)(3)(B) of the Code). For purposes of this representation, a corporation that is a partner in a partnership will be treated as owning or acquiring any stock owned or acquired, as the case may be, by the partnership and as having furnished its share of any consideration furnished by the partnership to acquire the stock, in each case, in accordance with its interest in the partnership.

     4. In connection with the Merger, the Company has not (i) made any extraordinary distributions with respect to the Common Stock nor (ii) redeemed or otherwise acquired any Common Stock.

     5. Acquisition Sub will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by the Company immediately prior to the Merger. For purposes of this representation, amounts paid by the Company to dissenters, amounts paid by the Company to shareholders who receive cash or other property, Company assets used to pay its reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by the Company immediately preceding the transfer, will be included as assets of the Company held immediately prior to the Merger.

     6. The liabilities of the Company assumed by Acquisition Sub and the liabilities to which the transferred assets of the Company are subject were incurred by the Company in the ordinary course of its business.

     7. The assumption by Acquisition Sub of the liabilities of the Company pursuant to the Merger is for a bona fide business purpose and the principal purpose of such assumption is not the avoidance of federal income tax on the transfer of assets of the Company to Acquisition Sub pursuant to the Merger.

     8. The Company has not taken any action which would prevent Acquisition Sub or any member of Parent's "qualified group" to continue the historic business of the Company or use a significant portion of the historic business assets of the Company in a business. For purposes of this representation, Parent's "qualified group" means one or more chains of corporations connected through stock ownership with Parent, but only if Parent owns directly stock representing control of at least one other corporation, and stock representing control of each of the corporations (except Parent) is owned directly by one or more of the other corporations. In addition, Parent will be treated as conducting the business of a partnership if members of Parent's qualified group, in the aggregate, either own a significant interest in that partnership or one or more members of the qualified group have active and substantial management functions as a partner with respect to that partnership business. For purposes of this representation letter, "control" means ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation.

     9. The Company and the shareholders of the Company shall each pay their respective expenses, if any, incurred in connection with the Merger, except that Parent will pay any transfer taxes incurred in connection with the transfer of the assets of the Company pursuant to the Merger in accordance with Section 2.6 of the Merger Agreement.

     10. There is no intercorporate indebtedness existing between Parent (or any of its subsidiaries) and the Company (or any of its subsidiaries), or between Acquisition Sub and the Company (or any of its subsidiaries) that was issued, acquired or will be settled at a discount.

     11. The Company is not an investment company as defined in section 368(a)(2)(F)(iii) and (iv) of the Code.

     12. The Company is not under the jurisdiction of a court in a case under Title 11 of the United States Code or a receivership, foreclosure, or similar proceeding in a federal or state court.

     13. The fair market value of the assets of the Company transferred to Acquisition Sub will be equal or exceed the sum of the liabilities assumed by Acquisition Sub, plus the amount of liabilities, if any, to which the transferred assets are subject.

     14. To the best knowledge of the management of the Company, no stock of Acquisition Sub will be issued in the Merger.

     15. The payment of cash in lieu of fractional Parent Shares is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to Company shareholders instead of issuing fractional Parent Shares will not exceed 1 percent of the total consideration that will be issued in the Merger to Company shareholders in exchange for their shares of Common Stock.

     16. None of the compensation received by any shareholder-employees of the Company will be separate consideration for, or allocable to, any of their shares of Common Stock; none of the Parent Shares received by any shareholder-employees in connection with the Merger will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

     17. Apart from Common Stock, the Company has no other issued and outstanding capital stock and no outstanding indebtedness, instruments, contracts or other arrangements that could be treated as equity of the Company under United States federal income tax law.

     18. The Merger will be reported by the Company, and to the best knowledge of the Company, the shareholders of the Company, on their respective federal income tax returns as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

     19. The undersigned officer is authorized to make all of the certifications, representations and covenants on behalf of the Company set forth herein.

   The undersigned recognizes that your tax opinion may not accurately describe the effects of the Merger if any of the foregoing representations or covenants are not accurate in all respects. The foregoing representations are accurate as of the date hereof, and you may assume that the representations will continue to be accurate through and including the Effective Time unless we notify you otherwise in writing.

                                          Very truly yours,

                                          Richton International Corporation

                                          By: ________________________________
                                             Name:
                                             Title:

                                                                       EXHIBIT C

                      FORM OF PARENT REPRESENTATION LETTER

                          [Deere & Company Letterhead]

                                                                          , 2001

Sills Cummis Radin Tischman Epstein & Gross, P.A.
1 Riverfront Plaza
Newark, New Jersey 07102

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522

Ladies and Gentlemen:

   In connection with the tax opinions to be delivered by you pursuant to Sections 8.2(c) and 8.3(c) of the Agreement and Plan of Merger (the "Merger Agreement") dated as of May 29, 2001, by and among DEERE & COMPANY ("Parent"), GREEN MERGERSUB, INC. ("Acquisition Sub") and RICHTON INTERNATIONAL CORPORATION (the "Company") and recognizing that you will rely on this letter in delivering such opinions, I certify, as of the date hereof, as follows (any capitalized term used but not defined herein shall have the meaning given to such term in the Merger Agreement):

     1. The facts, representations and covenants relating to the merger (the "Merger") of the Company with and into Acquisition Sub pursuant to the Merger Agreement, as described in the Merger Agreement and the ancillary agreements thereto, and the combined proxy statement/prospectus of the Company and Parent (the "Proxy Statement/Prospectus") which is included in the Registration Statement on Form S-4 (the "Registration Statement") filed with the Securities and Exchange Commission on DATE insofar as such facts pertain to Parent and Acquisition Sub, are true, accurate and complete in all material respects. The Merger will be consummated in accordance with the Merger Agreement and as described in the Proxy Statement/Prospectus, and none of the material terms and conditions therein has been or will be waived or modified.

     2. The aggregate fair market value of the Parent Shares and other consideration received by each Company shareholder will be approximately equal to the fair market value of Common Stock surrendered in exchange therefor, as determined by arm's-length negotiations between the respective managements of the Company and Parent.

     3. Except for purchases by Parent of shares of Parent Common Stock in the open market pursuant to one or more Parent share repurchase plans as permitted by Revenue Ruling 99-58, neither Parent nor any corporation related to Parent has any plan, intention, obligation, agreement or understanding to, and will not in connection with the Merger, actually or in substance, reacquire (by redemption or otherwise) any of the Parent Shares issued in the Merger which would reduce the former Company shareholders' ownership of Parent Shares to a number of shares having a value, as of the Effective Time, of less than 50 percent of the value of all of the formerly outstanding Common Stock immediately before the Effective Time. After the Merger, no dividends or distributions will be made to the former holders of Common Stock by Parent other than dividends or distributions made to all holders of Parent Common Stock. For purposes of this representation, shares of Common Stock exchanged for cash or other property, surrendered by dissenters or exchanged for cash in lieu of fractional shares of Parent Common Stock will be treated as outstanding Common Stock immediately before the Effective Time. Moreover, any extraordinary distributions made with respect to Common Stock and shares of Common Stock held by former shareholders of the Company acquired or redeemed by the Company or any corporation related to the Company will be considered in making this representation.

   Furthermore, for purposes of this representation, two corporations shall be treated as related to one another if immediately prior to and immediately after the Merger (a) the corporations are members of the same affiliated group (within the meaning of section 1504 of the Code, but determined without regard to the exclusions of section 1504(b) of the Code) or (b) one corporation owns 50% or more of the total combined voting power of all classes of stock of the other corporation that are entitled to vote or 50% or more of the total value of shares of all classes of stock of the other corporation (applying the attribution rules of section 318 of the Code as modified pursuant to section 304(c)(3)(B) of the Code). For purposes of this representation, a corporation that is a partner in a partnership will be treated as owning or acquiring any stock owned or acquired, as the case may be, by the partnership and as having furnished its share of any consideration furnished by the partnership to acquire the stock, in each case, in accordance with its interest in the partnership.

     4. Acquisition Sub will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by the Company immediately prior to the Merger. For purposes of this representation, amounts paid by the Company to dissenters, amounts paid by the Company to shareholders who receive cash or other property, the Company assets used to pay its reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by the Company immediately preceding the transfer, will be included as assets of the Company held immediately prior to the Merger.

     5. Immediately prior to the Effective Time, Parent will be in control of Acquisition Sub within the meaning of section 368(c) of the Code.

     6. Following the Merger, Acquisition Sub will not issue additional shares of its stock that would result in Parent losing control of Acquisition Sub. For purposes of this representation letter, "control" with respect to a corporation shall mean ownership of at least (i) 80% of the total combined voting power of all classes of stock entitled to vote and
  (ii) 80% of the total number shares of each other class of stock of the corporation.

     7. Parent has no plan or intention to (i) liquidate Acquisition Sub,
  (ii) merge Acquisition Sub with and into another corporation, (iii) sell or otherwise dispose of the stock of Acquisition Sub, except for transfers (including successive transfers) of such stock to one or more corporations controlled in each transfer by the transferor or (iv) cause Acquisition Sub to sell or otherwise dispose of any of the assets of the Company acquired in the Merger, except for (x) dispositions of such assets in the ordinary course of business, (y) transfers (including successive transfers) of such assets to one or more corporations controlled in each transfer by the transferor or (z) a possible sale or disposition of all or a portion of the assets or stock of CBE Technologies, Inc. and Created Business Concepts, Inc. in arm's length dispositions to persons not related to Parent other than dispositions which would result in Parent ceasing to use a significant portion of the Company's historic assets in a business.

     8. The liabilities of the Company assumed by Acquisition Sub and the liabilities to which the transferred assets of the Company are subject were incurred by the Company in the ordinary course of its business.

     9. The assumption by Acquisition Sub of the liabilities of the Company pursuant to the Merger is for a bona fide business purpose and the principal purpose of such assumption is not the avoidance of federal income tax on the transfer of assets of the Company to Acquisition Sub pursuant to the Merger.

     10. Neither Parent, nor any corporation related to Parent (as described in paragraph 3 above) owns, nor have any of them owned during the past five years, any shares of stock of the Company.

     11. Following the Merger, Parent will continue the historic business of the Company or use a significant portion of the historic business assets of the Company in a business or will otherwise cause Acquisition Sub or a member of Parent's "qualified group" to continue the historic business of the Company or use a significant portion of the historic business assets of the Company in a business. For purposes of this representation, Parent's "qualified group" means one or more chains of corporations connected through stock ownership with Parent, but only if Parent owns directly stock representing control of at least one other corporation, and stock representing control of each of the corporations (except Parent) is owned directly by one or more of the other corporations.

     12. Parent will pay its expenses and the expenses of Acquisition Sub, if any, incurred in connection with the Merger, except that Parent will pay any transfer taxes incurred in connection with the transfer of the assets of the Company pursuant to the Merger in accordance with Section 2.6 of the Merger Agreement.

     13. There is no intercorporate indebtedness existing between Parent (or any of its subsidiaries) and the Company (or any of its subsidiaries), or between Acquisition Sub and the Company (or any of its subsidiaries) that was issued, acquired or will be settled at a discount.

     14. Neither Parent nor Acquisition Sub is an investment company as defined in section 368(a)(2)(F)(iii) of the Code.

     15. The fair market value of the assets of the Company transferred to Acquisition Sub will equal or exceed the sum of the liabilities assumed by Acquisition Sub, plus the amount of liabilities, if any, to which the transferred assets are subject.

     16. No stock of Acquisition Sub will be issued in the Merger.

     17. The payment of cash in lieu of fractional Parent Shares is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to Company shareholders instead of issuing fractional Parent Shares will not exceed 1 percent of the total consideration that will be issued in the Merger to Company shareholders in exchange for their shares of Common Stock.

     18. None of the compensation received by any shareholder-employees of the Company will be separate consideration for, or allocable to, any of their shares of Common Stock; none of the Parent Shares received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

     19. The Merger will be reported by Parent and Acquisition Sub as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

     20. The undersigned officer is authorized to make all of the certifications, representations and covenants on behalf of Parent and Acquisition Sub set forth herein.

   The undersigned recognizes that your tax opinion may not accurately describe the effects of the transaction if any of the foregoing representations or covenants are not accurate in all respects. The foregoing representations are accurate as of the date hereof, and you may assume that the representations will continue to be accurate through and including the Effective Time unless we notify you otherwise in writing.

                                          Very truly yours,

                                          Deere & Company

                                          By: _________________________________
                                             Name:
                                             Title:

                                                                       EXHIBIT D

                            FORM OF AFFILIATE LETTER

Dear Sirs:

   The undersigned, a holder of shares of common stock, par value $0.01 per share ("Company Common Stock"), of Richton International Corp., a Delaware corporation ("the Company"), acknowledges that the undersigned may be deemed an "affiliate" of the Company within the meaning of Rule 145 ("Rule 145") promulgated under the Securities Act of 1933, as amended (the "Securities Act"), by the Securities and Exchange Commission (the "SEC"), although nothing contained herein should be construed as any admission of fact. Pursuant to the terms of the Agreement and Plan of Merger, dated as of May 29, 2001 (the "Merger Agreement"), among the Company, Deere & Company ("Parent"), and Green Mergersub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent ("Sub"), the Company will be merged with and into Sub (the "Merger"), and in connection with the Merger, the undersigned is entitled to receive Parent Common Stock (as defined in the Merger Agreement).

   If, in fact, the undersigned is deemed an affiliate of the Company under the Securities Act, the undersigned's ability to sell, assign or transfer the Parent Common Stock received by the undersigned in exchange for any shares of Company Common Stock in connection with the Merger may be restricted, unless such transaction is registered under the Securities Act or an exemption from such registration is available. The undersigned understands that such exemptions are limited and the undersigned has obtained or will obtain advice of counsel as to the nature and conditions of such exemptions, including information with respect to the applicability to the sale of such securities of Rules 144 and 145(d) promulgated under the Securities Act. The undersigned understands that Parent will not be required to file a registration statement under the Securities Act for the purposes of resale of Parent Common Stock by the undersigned.

   The undersigned hereby represents to and covenants with Parent that the undersigned will not sell, assign or transfer any of the Parent Common Stock received by the undersigned in exchange for shares of Company Common Stock in connection with the Merger except (i) pursuant to an effective registration statement under the Securities Act, (ii) in conformity with Rule 145(d) or
(iii) in a transaction which is not required to be registered under the Securities Act.

   In the event of a sale or other disposition by the undersigned of Parent Common Stock pursuant to Rule 145, the undersigned will supply Parent with evidence of compliance with such Rule in the form of a letter (the "Shareholder's Representation Letter") in the form of Annex I hereto, if such sale or other disposition occurs within one year of the consummation of the Merger, or in the form of Annex II, if such sale or other disposition occurs after one year has elapsed from the consummation of the Merger (or other reasonably satisfactory documentation evidencing compliance with Rule 145). The undersigned understands that, in the absence of such evidence, Parent may instruct its transfer agent to withhold the transfer of any Parent Common Stock disposed of by the undersigned in reliance on Rule 145, but that (provided such transfer is not prohibited by any other provision of this letter agreement) promptly upon receipt of such evidence of compliance, Parent shall cause the transfer agent to effectuate the transfer of the Parent Common Stock sold as indicated in such letter.

   The undersigned acknowledges and agrees that the legend set forth below will be placed on certificates representing Parent Common Stock received by the undersigned in connection with the Merger, which legend will be removed by delivery of substitute unlegended certificates upon delivery to Parent's transfer agent of an opinion of counsel to Parent, issued promptly upon receipt by such counsel of a Shareholder Representation Letter, to the effect that such legend is no longer required for purposes of the Securities Act.

   There will be placed on the certificates for Parent Common Stock issued to the undersigned a legend stating in substance:

  "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED PURSUANT TO A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH RULE 145 OR THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933, OR AN EXEMPTION THEREFROM."

   The undersigned acknowledges that (i) the undersigned has carefully read this letter and understands the requirements hereof and the limitations imposed upon the distribution, sale, transfer or other disposition of Parent Common Stock and (ii) the receipt by Parent of this letter is an inducement to Parent's obligations to consummate the Merger.

                                          Very truly yours,

Dated:

                                                                         ANNEX I

[Name]                                                                    [Date]

   On           , the undersigned sold the securities of Deere & Company
("Parent") described below in the space provided for that purpose (the "Securities"). The Securities were received by the undersigned in connection with the merger of Richton International Corporation with and into Green Mergersub, Inc., a Delaware company and wholly owned subsidiary of Parent.

   Based upon the most recent report or statement filed by Parent with the Securities and Exchange Commission, the Securities sold by the undersigned were within the prescribed limitations set forth in paragraph (e) of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act").

   The undersigned hereby represents that the Securities were sold in "brokers' transactions" within the meaning of Section 4(4) of the Securities Act or in transactions directly with a "market maker" as that term is defined in Section 3(a)(38) of the Securities Exchange Act of 1934, as amended. The undersigned further represents that the undersigned has not solicited or arranged for the solicitation of orders to buy the Securities, and that the undersigned has not made any payment in connection with the offer or sale of the Securities to any person other than to the broker who executed the order in respect of such sale.

                                          Very truly yours,

   [Space to be provided for description of the Securities.]

                                                                        ANNEX II

[Name]                                                                    [Date]

   On         , the undersigned sold the securities of Deere & Company
("Parent") described below in the space provided for that purpose (the "Securities"). The Securities were received by the undersigned in connection with the merger of Richton International Corporation with and into Green Mergersub, Inc., a Delaware company and wholly owned subsidiary of Parent.

   The undersigned hereby represents that the undersigned is not an "affiliate" of Parent within the meaning of Rule 145.

                                          Very truly yours,

   [Space to be provided for description of the Securities.]

                                                                       EXHIBIT E

                          FORM OF CONSULTING AGREEMENT

   CONSULTING AGREEMENT, dated as of         , 2001 (this "Agreement"), between
DEERE & COMPANY, a Delaware corporation (the "Company"), and FRED R. SULLIVAN (the "Consultant").

   WHEREAS, the Consultant is employed by RICHTON INTERNATIONAL CORPORATION, a Delaware corporation ("Richton"), as Chief Executive Officer and Chairman of the Board of Directors;

   WHEREAS, the Company, Richton and Green Mergersub, Inc., a Delaware corporation and a newly-formed, wholly-owned subsidiary of the Company ("Acquisition Sub"), have entered into an Agreement and Plan of Merger, dated as of May 29, 2001 (the "Merger Agreement"), pursuant to which, among other things, Richton will be merged with and into Acquisition Sub (the "Merger") as of the Effective Time (as defined in the Merger Agreement); and

   WHEREAS, the Consultant's employment with Richton shall terminate immediately prior to the consummation of the Merger; and

   WHEREAS, the Company desires to induce the Consultant to act as a consultant to the Company in order to assist it in, among other matters, effectuating an orderly and efficient transition in respect of the Merger and the transactions contemplated by the Merger Agreement, and the Consultant desires to act as a consultant to the Company.

   NOW THEREFORE, in order to effect the foregoing, the Company and the Consultant wish to enter into a consulting agreement upon the terms and subject to the conditions set forth below. Accordingly, in consideration of the premises and the respective covenants and agreements of the parties contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

   1. Consulting Term and Services to be Provided. The Company hereby agrees to engage the Consultant, and the Consultant hereby agrees to perform services for the Company, on the terms and conditions set forth herein.

   2. Term.

   (a) The term of this Agreement shall commence as of the Effective Date (as defined in the Merger Agreement) and continue thereafter until the earlier to occur of (i) the first anniversary of the Effective Date, (ii) the date of the Consultant's death or (iii) the Disability of the Consultant (the "Term"). For purposes of this Section 2(a), the term "Disability" shall mean a physical or mental condition causing the Consultant's inability to substantially perform his duties hereunder for a period of six consecutive months or more, as determined in good faith by the Board of Directors of the Company.

   (b) During the Term, the Consultant (or if he should die, his estate) shall be entitled to receive a total of two hundred thousand dollars ($200,000) to be paid to the Consultant (or if applicable, his estate) pursuant to the provisions of Section 6(a) hereof.

   (c) This Agreement shall be null and void and of no force or effect if the transactions contemplated by the Merger Agreement are not consummated in accordance with the terms contained therein.

   3. Duties. Beginning on the Effective Date and from time to time until the expiration of the Term (the "Consulting Period"), the Consultant shall serve as a consultant to the Company on a non-exclusive basis, performing such services as members of senior management ("Senior Management") of the Company or the

Surviving Corporation (as defined in the Merger Agreement) shall request to assist the Company (the "Services"). In rendering the Services, the Consultant shall be available to participate in meetings and telephone conferences as requested by Senior Management; provided, that the Consultant shall in no event be required to provide the Services hereunder in excess of four hundred
(400) hours during the Consulting Period. Such meetings and telephone conferences shall take place during normal business hours and on reasonable advance notice to the Consultant.

   4. Place of Performance. The Consultant shall perform his duties and conduct his business in New York, New York. Such duties may also be performed from the Consultant's place of residence. During the Consulting Period, the Company shall provide the Consultant with use of his existing office space located at 767 Fifth Avenue, New York, New York 10153 until such time as the Company vacates, assigns, transfers or sublets such office space. Such existing office space shall be maintained by the Company until at least December 31, 2001 as presently equipped and furnished (including, but not limited to, telephone and other office equipment).

   5. Independent Contractor.

   (a) During the Consulting Period, the Consultant shall be an independent contractor. It is understood by both the Consultant and the Company that the Services to be performed by the Consultant shall not result in an employer/employee relationship and the Consultant shall not entitled to the benefits provided by the Company and/or its respective affiliates to its employees, including but not limited to group insurance and coverage under any qualified or unqualified retirement plan. The Consultant hereby understands that independent contractors are not permitted to participate in any qualified retirement plan under applicable law. The Consultant further understands that in the event the Internal Revenue Service were to determine that the Consultant and the Company were mistaken in their assumption of no employer/employee relationship, the Consultant would then be in an excluded class of employees ineligible to participate in any Company retirement plan and would not become entitled to retroactive retirement benefits.

   (b) Neither Federal, state or local income taxes nor payroll taxes of any kind shall be withheld or paid by the Company on behalf of the Consultant. The Consultant shall be responsible for payment of all taxes for remuneration received under this Agreement, including Federal, state and local income tax, Social Security tax, Unemployment Insurance tax, and any other taxes or business license fees as required.

   (c) No workers compensation insurance shall be obtained by the Company concerning the Consultant.

   6. Terms of Payment; Business Expenses.

   (a) The Company shall pay the Consultant, as compensation for the Services to be performed by the Consultant hereunder, a consulting fee at a rate of five hundred dollars ($500) per hour for each hour of service performed by the Consultant during the Consulting Period, payable in arrears on the last day of each month during the Consulting Period. The Consultant shall be deemed to have invoiced the Company each month for services performed hereunder and shall be paid $16,666.66 per month for services rendered. If the Consultant determines that he has provided four hundred (400) hours of services, he shall so advise the Company.

   (b) In addition to the fee described in Section 6(a) hereof, the Company, promptly following receipt of appropriate documentation, shall reimburse the Consultant for the reasonable ordinary and necessary business expenses that he incurs in connection with rendering the Services under this Agreement. It is hereby understood that in paying the fees payable under Section 6(a) and 6(b), the Company is not required to pay for costs associated with secretarial support or office space for the Consultant (other than the Acquisition Sub paying for Acquisition Sub's office space at 767 Fifth Avenue, New York, New York as noted in Section 4 hereof).

   7. Confidentiality. The Consultant hereby acknowledges that the information, observations and data available to him while consulting with the Company concerning the business or affairs of the Company and its subsidiaries that are not generally available to the public other than as a result of a breach of this Agreement by the Consultant (the "Confidential Information") are the property of the Company and its subsidiaries. The Consultant hereby agrees that he will hold the Confidential Information in strict confidence and that he shall not disclose to any unauthorized person, company, partnership or other entity, or use for his own account, any Confidential Information without the prior written consent of the Company unless, and in such case only to the extent that, such matters become generally known to the public other than as a result of the Consultant's acts or omissions to act. Notwithstanding the foregoing, in the event that the Consultant becomes legally compelled to disclose Confidential Information pursuant to a judicial or administrative subpoena or process, or other legal obligation, the Consultant may make such disclosure only to the extent required, in the opinion of counsel for the Consultant, to comply with such subpoena, process or other obligation. The Consultant shall, as promptly as possible and in any event prior to the making of such disclosure, notify the Company of any such subpoena, process or obligation and shall cooperate with the Company in seeking a protective order or other means of protecting the confidentiality of the Confidential Information.

   8. Remedies; Cessation of Payment Obligation. In the event that the Company determines that there has been a breach by the Consultant of the terms of Sections 3 or 7 hereof, the Company shall, after giving the Consultant notice and a reasonable opportunity to cure such claimed breach, be entitled to apply to any court of competent jurisdiction for injunctive or other relief in order to enforce, or prevent any violation of, the provisions hereof or to obtain damages for any such breach. After the successful adjudication resulting in a final, non-appealable judgment in favor of the Company to the effect that the Consultant has breached this Agreement, all rights of the Consultant under Sections 2(b) and 6(a) hereof shall immediately terminate and the Company shall thereafter have no obligation to pay any amounts to the Consultant hereunder and the Company shall be entitled to exercise such remedies cumulatively or in conjunction with all other rights and remedies provided by law or in equity.

   9. Notices. For the purposes of this Agreement, notices, demands and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when personally delivered, or three (3) days after being mailed by United States certified mail, return receipt requested, postage prepaid, or one (1) day after depositing for delivery with a recognized overnight courier, addressed as follows:

  if to the Consultant:

    Fred R. Sullivan
    Richton International Corporation
    767 Fifth Avenue
    New York, New York 10153
    Facsimile: (212) 751-0397

  with a copy to:

    Robinson Brog Leinwand Greene Genovese & Gluck P.C.
    1345 Avenue of the Americas
    New York, New York 10105-0143
    Facsimile: (212) 956-2154
    Attention: Marshall E. Bernstein
  if to the Company:

    Deere & Company
    One John Deere Place
    Moline, Illinois 61265
    Facsimile: (309) 765-5892
    Attention: General Counsel

  with a copy to:

    Skadden, Arps, Slate, Meagher & Flom LLP
    4 Times Square
    New York, New York 10036
    Facsimile: (212) 735-2000
    Attention: David J. Friedman

or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

   10. Miscellaneous.

   (a) Modification; Waiver. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Consultant and the Company. No waiver by any party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

   (b) Validity. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

   (c) Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties whether oral or written, by any officer, employee or representative of any party hereto, and any prior agreement of the parties hereto in respect of the subject matter contained herein is hereby terminated. No agreements or representations, oral or otherwise, expressed or implied, with respect to the subject matter hereof have been made by either party that are not set forth expressly in this Agreement.

   (d) Assignment. The Consultant may not assign, delegate or otherwise transfer any of his rights or obligations hereunder, in whole or in part, by operation of law or otherwise, but the Company may assign, delegate or otherwise transfer any of its rights or obligations hereunder, in whole or in part, by operation of law or otherwise, to any successor to its business and such rights or obligations will inure to the benefit and be binding upon any such successor.

   (e) Parties in Interest Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing herein, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

   (f) Survival. Sections 7, 8 and 9 hereof shall survive and continue in full force and effect in accordance with its terms notwithstanding any expiration or termination of the Consulting Period.

   (g) Fees and Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

   (h) Headings. The headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

   (i) Governing Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the state of New York without regard to principles of conflicts of laws.

   (j) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

   (k) Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

   IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date and year first above written.

                                          DEERE & COMPANY

                                          By:
                                            -----------------------------------
                                            Name:
                                            Title:

                                          FRED R. SULLIVAN

                                          -------------------------------------

                                                                       EXHIBIT F

                       FORM OF NON-COMPETITION AGREEMENT

   Fred R. Sullivan ("Sullivan"), the undersigned, recognizes that during his engagement as a consultant to the Company pursuant to that certain Consulting
Agreement dated as of        , 2001 (the "Consulting Agreement"), he will be
performing services to the Company in a very competitive industry. Because of the injury that might accrue to the Company through his association with a competitor of the Company, combined with his privileged access to the Company's proprietary information, it is understood that it is important that the Company protect itself against Sullivan competing with the Company, and the parties hereto hereby agree as follows:

   1. Definition. For the purposes of this Agreement, the "Company" shall mean and include Deere & Company, a Delaware corporation ("Deere"), and the Surviving Corporation (as defined in the Agreement and Plan of Merger, dated as of May 29, 2001, by and among Richton International Corporation, Deere and Green Mergersub, Inc.) and their respective successors.

   2. Covenant Not to Compete.

   (a) Sullivan hereby agrees that, in consideration of the payments to be made to Sullivan as described in Section 4 hereof, for a period of one (1) year, commencing as of the effective date of the Consulting Agreement (the "Term"), Sullivan shall not directly or indirectly enter into, participate in or engage in a business or the solicitation of any business which is competitive or proposes to be competitive with the business of the Company (which as of the date hereof, is the production, sale or distribution of landscaping and irrigation equipment), as an individual on his own account, as a partner or joint venturer, as the owner of an interest in, or as a director or officer of, any entity, as an employee, agent, salesman or consultant of any person or entity, or otherwise. It shall not be considered a violation of this Section 2(a) for Sullivan to be a passive owner of not more than five percent (5%) of the stock of a publicly traded corporation, provided that he not serve as an officer, director, or manager of such a corporation.

   (b) Sullivan will not, at any time during or after the Term of this Agreement, interfere, or attempt to interfere with, the relationship of the Company with any person or entity which was, during the Term, an employee, licensee, sales agent or sales representative (or employee thereof), or customer of, or supplier or licensor to, or in the habit of dealing with, the Company.

   3. Covenant Not to Solicit.

   (a) Sullivan hereby agrees that, in consideration of the payments to be made to Sullivan as described in Section 4 hereof, Sullivan will not, at any time during the Term of this Agreement, solicit the business of any person or entity known to be a customer or potential customer of the Company during the Term of this Agreement.

   (b) Sullivan will not, at any time during the Term of this Agreement, employ or in any manner induce or attempt to induce any employee, consultant, licensee, sales agent or sales representative (or any employee thereof) of, or any supplier or licensor to, the Company to leave the Company's employ, terminate his or its association with the Company, or otherwise interfere with the relationship of the Company with any such person or entity, whether for his own account or the account or the account of any other person or entity.

   4. Consideration. Sullivan shall be paid $200,000.00 over the Term, payable quarterly in $50,000.00 installments in consideration for his entering into this Agreement. During the Term, any unpaid balance shall be paid as Sullivan may designate in writing, and in the absence of such designation, to his estate.

   5. Severability and Interpretation. In the event that any provision of this Agreement is held invalid by a court of competent jurisdiction, the remaining provisions shall nonetheless be enforceable according to their terms. Further, in the event that any provision is held to be overbroad as written, such provision shall be deemed amended to narrow its application to the extent necessary to make the provision enforceable according to applicable law and enforced as amended.

   6. Waiver. The Company's waiver or failure to enforce the terms of this Agreement or any similar agreement in one instance shall not constitute a waiver of its rights hereunder with respect to other violations of this or any other agreement.

   7. No Conflicting Agreements. Sullivan represents and warrants that he has not previously assumed any obligations inconsistent with those of this Agreement.

   8. Governing Law. This Agreement and any disputes arising under or in connection with it shall be governed by the laws of the State of New York.

   9. Remedies; Cessation of Payment Obligation. In the event that the Company determines that there has been a breach by Sullivan of the terms of Sections 2 or 3 hereof, the Company shall, after giving Sullivan notice and a reasonable opportunity to cure such claimed breach, be entitled to apply to any court of competent jurisdiction for injunctive or other relief in order to enforce, or prevent any violation of, the provisions hereof or to obtain damages for any such breach. After the successful adjudication resulting in a final, non-appealable judgment in favor of the Company to the effect that Sullivan has breached this Agreement, all rights of Sullivan under Section 4 hereof shall immediately terminate and the Company shall thereafter have no obligation to pay any amounts to Sullivan hereunder and the Company shall be entitled to exercise such remedies cumulatively or in conjunction with all other rights and remedies provided by law or in equity.

   10. Assignment. Sullivan may not assign, delegate or otherwise transfer any of his rights or obligations hereunder, in whole or in part, by operation of law or otherwise, but the Company may assign, delegate or otherwise transfer any of its rights or obligations hereunder, in whole or in part, by operation of law or otherwise, to any successor to its business and such rights or obligations will inure to the benefit and be binding upon any such successor.

   11. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing herein, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

   12. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

Accepted And Agreed To:

Deere & Company                           Fred R. Sullivan


By:                                       -------------------------------------
  -----------------------------------
  Name:                                   Date:         , 2001
  Title:

Date:         , 2001

                                    ANNEX B

                      OPINION OF RICHTON FINANCIAL ADVISOR


                         [LETTERHEAD OF GLEACHER & CO.]

                                                                    May 29, 2001

Special Committee of the Board of Directors
Richton International Corporation
767 Fifth Avenue
New York, NY 10153

Gentlemen:

   We understand that Richton International Corporation ("Richton" or the "Company"), Deere & Company ("Deere"), and Green Mergersub, Inc., a wholly owned subsidiary of Deere ("Merger Sub"), propose to enter into an Agreement and Plan of Merger, dated as of May 29, 2001 (the "Merger Agreement"), which provides, among other things, for the merger of Richton with and into Merger Sub, with Merger Sub as the surviving corporation of the merger (the "Merger"). Pursuant to the Merger, each issued and outstanding share of common stock, par value $0.10 per share, of Richton (the "Richton Common Stock"), other than shares held in treasury, will be converted into the right to receive, at the election of the holder thereof: (i) that fraction of a share of common stock, par value $1.00 per share, of Deere (the "Deere Common Stock") equal to the "Exchange Ratio," which is defined as the result obtained by dividing $36.1299 (the "Merger Price") by the average closing sales price (the "Closing Sales Price"), rounded to four decimal points, of the shares of Deere Common Stock, as reported on the New York Stock Exchange, Inc. Composite Tape, for the period of the ten consecutive trading days ending on the second full trading day prior to the Effective Time (as defined in the Merger Agreement), provided, however, that if the shares of Deere Common Stock have a Closing Sales Price equal to or more than $42.9375, then the Exchange Ratio will be fixed at 0.8415, or (ii) cash consideration equal to the Merger Price, provided, however, that the cash consideration will only be available for up to 49% of the Richton Common Stock (collectively, the "Merger Consideration"). The actual consideration received by each individual stockholder will depend on the election made by such stockholder, and other stockholders, and on the application of pro-ration and other provisions contained in the Merger Agreement. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

   You have asked for our opinion as to whether the Merger Consideration is fair, from a financial point of view, to the stockholders of Richton (other than Deere and its affiliates).

   For purposes of the opinion set forth herein, we have:

     (i) reviewed certain publicly available financial statements and other information of the Company and Deere;

     (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

     (iii) analyzed certain financial forecasts prepared by the management of the Company, which forecasts Richton has represented to us are consistent with the best judgments of Richton's management as to the future financial performance of Richton and are the best currently available forecasts with respect to such future financial performance of Richton;

Special Committee of the Board of Directors
Richton International Corporation
May 29, 2001
Page 2


       (iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

     (v) reviewed the reported prices and trading activity for the Richton Common Stock and the Deere Common Stock;

     (vi) compared the financial performance of the Company and Deere and the prices and trading activity of the Richton Common Stock and the Deere Common Stock with that of certain other comparable publicly traded companies and their securities;

     (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

     (viii) reviewed a draft of the Merger Agreement and certain related documents; and

     (ix) performed such other analyses and considered such other factors as we have deemed appropriate.

   We have assumed and relied upon without independent verification the accuracy and completeness of the financial and other information reviewed by us for the purposes of this opinion. With respect to the financial projections provided to us, with your consent, we have assumed that they have been reasonably prepared and are consistent with the best currently available estimates and judgments of the senior management of Richton as to the future financial performance of Richton. We have not, with your permission, discussed with Deere financial forecasts, with respect to Deere, which were prepared by unaffiliated financial analysts, and Deere has not provided to us any internally prepared financial forecasts with respect to Deere. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based, and we have relied upon the assurances of the senior management of Richton that they are unaware of any facts that would make the information provided to or reviewed by us incomplete or misleading. We have also assumed, based upon the information which has been provided to us and without assuming responsibility for independent verification therefor, that no material undisclosed liability exists with respect to the Company or Deere. We have not made any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of Richton or Deere or any of their subsidiaries, nor have we been furnished with any such valuations or appraisals. We have assumed that the Merger will be accounted for as a purchase transaction in accordance with U.S. generally accepted accounting principles and will qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have also assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement and that all of the representations and warranties of the parties to the Merger Agreement are true, that the covenants of each party to the Merger Agreement will be fully complied with, and that all conditions to the Merger set forth in the Merger Agreement will be satisfied and not waived. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion.

   Our opinion addresses only the fairness, from a financial point of view, to the stockholders of the Company (other than Deere and its affiliates) of the Merger Consideration, and we do not express any view as to any other term of the proposed Merger or the transactions contemplated by the Merger Agreement. Our opinion does not address the Company's underlying business decision to effect the transactions contemplated by the Merger Agreement.

Special Committee of the Board of Directors
Richton International Corporation
May 29, 2001
Page 3


   We have acted as financial advisor to the Special Committee of the Board of Directors of Richton in connection with this transaction and will receive a fee for our services, which will be paid only upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee of the Board of Directors of the Company in connection with its consideration of the Merger and the transactions contemplated by the Merger Agreement and such opinion does not constitute a recommendation as to whether the Company should engage in the Merger and the transactions contemplated by the Merger Agreement or how any stockholder of the Company should vote with respect to the Merger and the other transactions contemplated by the Merger Agreement.

   It is understood that this letter and any advice or materials provided by Gleacher & Co. in connection with its engagement by the Special Committee of the Board of Directors are for the information of the Special Committee of the Board of Directors of Richton, and the Company agrees that no such opinion, advice or material shall be relied upon by any person or used for any other purpose or be reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, nor shall any public references to Gleacher & Co. be made by or on behalf of the Company, in each case without the prior written consent of Gleacher & Co.

   Based upon and subject to the foregoing and such other matters as we consider relevant, we are of the opinion that, as of the date hereof, the Merger Consideration pursuant to the Merger Agreement is fair, from a financial point of view, to the Company's stockholders (other than Deere and its affiliates).

                                        Very truly yours,

                                        Gleacher & Co. LLC

                                        By:        /s/ John E. Huwiler
                                           ------------------------------------
                                           John E. Huwiler
                                           Managing Director

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Section 145 of the General Corporation Law of Delaware authorizes Deere & Company to indemnify its directors or officers under specified circumstances. Article seventh of the restated certificate of incorporation of Deere & Company provides in effect that Deere & Company shall provide certain indemnification to such persons.

   Deere & Company has contracts of indemnification with its directors and officers providing that they shall be indemnified to the fullest extent permitted by law. The contracts also provide: (1) that, in the event of a change in control, determinations concerning indemnification shall thereafter be made by independent counsel, instead of the board of directors; (2) that, if indemnification is not available, in whole or in part, contribution shall be paid by Deere & Company in a proportion based upon the relative benefits to, and relative fault of, the registrant and the director or officer in the action or inaction, and other equitable considerations; and (3) that any legal action, brought by or on behalf of Deere & Company against any director or officer party to such contract, shall be brought within the shorter of two years from the date of accrual of such cause of action or the applicable period of limitations for such cause of action.

   The directors and officers of Deere & Company are insured, under policies of insurance maintained by Deere & Company, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.

ITEM 21. EXHIBITS

  2.1 Agreement and Plan of Merger, dated as of May 29, 2001, by and among Richton International Corporation, Deere & Company and Green Mergersub,
      Inc. (included as Annex A to the Proxy Statement/Prospectus)
  3.1 Restated Certificate of Incorporation of Deere (incorporated by reference to Exhibit 3.1 to Form 10-K of Deere for the year ended October 31, 1999)
  3.2 Certificate of Designation Preferences and Rights of Series A
      Participating Preferred Stock of Deere (incorporated by reference to
      Exhibit 3.2 to Form 10-K of Deere for the year ended October 31, 1998)
  3.3 Amended Bylaws of Deere (incorporated by reference to Exhibit 3.3 to Form
      10-K of Deere for the year ended October 31, 1999)
  5.1 Opinion of James R. Jenkins, General Counsel of Deere, as to the legality of the securities being registered*
  8.1 Opinion of Sills Cummis Radin Tischman Epstein & Gross, P.A. as to the
      United States federal income tax consequences of the merger*
  8.2 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the United
      States federal income tax consequences of the merger*
 23.1 Consent of Arthur Andersen LLP
 23.2 Consent of Deloitte & Touche LLP
 23.3 Consent of James R. Jenkins (included in Exhibit 5.1 to this Registration
      Statement)*
 23.4 Consent of Sills Cummis Radin Tischman Epstein & Gross, P.A. (included in
      Exhibit 8.1 to this Registration Statement)*
 23.5 Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit
      8.2 to this Registration Statement)*

 23.6 Consent of Gleacher & Co. LLC (included in Exhibit 99.4 to the
      Registration Statement)
 24.1 Powers of Attorney (included on the signature page to the Registration
      Statement)
 99.1 Voting Agreement, dated as of May 30, 2001, by and among Deere & Company,
      Green Mergersub, Inc. and the stockholders listed on Schedule I thereto
 99.2 Form of proxy card to be mailed to stockholders of Richton International
      Corporation
 99.3 Form of election form to be mailed to stockholders of Richton
      International Corporation
 99.4 Opinion of Gleacher & Co. LLC (included as Annex B to the Proxy
      Statement/Prospectus)

--------
*  To be filed by amendment.

ITEM 22. UNDERTAKINGS

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

   The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

   The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Moline, State of Illinois, on July 13, 2001.

                                                 Deere & Company
                                                 (Registrant)


                                                             /s/ Robert W. Lane
                                                 By: _______________________________________
                                                      Name: Robert W. Lane
                                                      Title: Chairman, President and Chief
                                                              Executive Officer

                               POWERS OF ATTORNEY

   Each person signing below hereby appoints Robert W. Lane, Nathan J. Jones and Michael A. Harring, and each of them singly, his or her lawful attorney-in-fact with full power to execute and file any amendments to the registration statement, and generally to do all such things as such attorney-in-fact may deem appropriate to enable Deere & Company to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney have been signed below by the following persons in the capacities and on the dates indicated.

                 Signature                            Title                  Date
                 ---------                            -----                  ----

             /s/ John R. Block                       Director            July 13, 2001
___________________________________________
               John R. Block

          /s/ Crandall C. Bowles                     Director            July 13, 2001
___________________________________________
            Crandall C. Bowles

           /s/ T. Kevin Dunnigan                     Director            July 13, 2001
___________________________________________
             T. Kevin Dunnigan

           /s/ Leonard A. Hadley                     Director            July 13, 2001
___________________________________________
             Leonard A. Hadley

         /s/ Regina E. Herzlinger                    Director            July 13, 2001
___________________________________________
           Regina E. Herzlinger

            /s/ Nathan J. Jones               Senior Vice President,     July 13, 2001
___________________________________________    Principal Financial
              Nathan J. Jones                        Officer
                                             and Principal Accounting
                                                     Officer

           /s/ Arthur L. Kelley                      Director            July 13, 2001
___________________________________________
             Arthur L. Kelley

                 Signature                            Title                  Date
                 ---------                            -----                  ----

            /s/ Robert W. Lane               Chairman, President and     July 13, 2001
___________________________________________  Chief Executive Officer
              Robert W. Lane

           /s/ Antonio Madero B.                     Director            July 13, 2001
___________________________________________
             Antonio Madero B.

           /s/ Thomas H. Patrick                     Director            July 13, 2001
___________________________________________
             Thomas H. Patrick

           /s/ John R. Stafford                      Director            July 13, 2001
___________________________________________
             John R. Stafford

            /s/ John R. Walter                       Director            July 13, 2001
___________________________________________
              John R. Walter

            /s/ Arnold R. Weber                      Director            July 13, 2001
___________________________________________
              Arnold R. Weber

                                 EXHIBITS INDEX

 Exhibit
 Number                                Description
 -------                               -----------
  2.1    Agreement and Plan of Merger, dated as of May 29, 2001, by and among
         Richton International Corporation, Deere & Company and Green
         Mergersub, Inc. (included as Annex A to the Proxy Statement/Prospectus)
  3.1    Restated Certificate of Incorporation of Deere (incorporated by reference to Exhibit 3.1 to Form 10-K of Deere for the year ended
         October 31, 1999)
  3.2    Certificate of Designation Preferences and Rights of Series A
         Participating Preferred Stock of Deere (incorporated by reference to
         Exhibit 3.2 to Form 10-K of Deere for the year ended October 31, 1998)
  3.3    Amended Bylaws of Deere (incorporated by reference to Exhibit 3.3 to
         Form 10-K of Deere for the year ended October 31, 1999)
  5.1    Opinion of James R. Jenkins, General Counsel for Deere, as to the
         legality of the securities being registered*
  8.1    Opinion of Sills Cummis Radin Tischman Epstein & Gross, P.A. as to the
         United States federal income tax consequences of the merger*
  8.2    Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the United
         States federal income tax consequences of the merger*
 23.1    Consent of Arthur Andersen LLP
 23.2    Consent of Deloitte & Touche LLP
 23.3    Consent of James R. Jenkins (included in Exhibit 5.1 to this
         Registration Statement)*
 23.4    Consent of Sills Cummis Radin Tischman Epstein & Gross, P.A. (included in Exhibit 8.1 to this Registration Statement)*
 23.5    Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in
         Exhibit 8.2 to this Registration Statement)*
 23.6    Consent of Gleacher & Co. LLC (included in Exhibit 99.4 to the
         Registration Statement)
 24.1    Powers of Attorney (included on the signature page to the Registration
         Statement)
 99.1    Voting Agreement, dated as of May 30, 2001, by and among Deere &
         Company, Green Mergersub, Inc. and the stockholders listed on Schedule
         I thereto
 99.2    Form of proxy card to be mailed to stockholders of Richton
         International Corporation
 99.3    Form of election form to be mailed to stockholders of Richton
         International Corporation
 99.4    Opinion of Gleacher & Co. LLC (included as Annex B to the Proxy
         Statement/Prospectus)

--------
* To be filed by amendment.